Form 20-F
CoinShares PLC
filed 2026-03-31
CIK 2087587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 31, 2026

For the transition period from _______________ to _______________

Commission File Number: 001-43222

CoinShares PLC
(Exact name of Registrant as specified in its charter)

Not Applicable	Jersey, Channel Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

2 Hill Street, St. Helier, JE2 4UA, Jersey
(Address of principal executive offices)

Jean-Marie Mognetti, Chief Executive Officer
2 Hill Street, St. Helier, JE2 4UA, Jersey
Tel: +44 1534 513 100
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, no par value	CSHR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	CSHRW	The Nasdaq Stock Market LLC

Securities for registered or to be registered pursuant to Section 12(g) of the Act: None

Securities which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of March 31, 2026, the issuer had 132,257,329 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

Explanatory Note

Terms used in this Shell Company Report on Form 20-F (this “Report”) but not defined herein, or for which definitions are not otherwise incorporated by reference herein, shall have the meanings given to such terms in the Proxy Statement/Prospectus (as defined below) in the section entitled “Frequently Used Terms” and such definitions are incorporated herein by reference.

This Report incorporates by reference certain information from reports and other documents that were previously filed with the Securities and Exchange Commission (the “SEC”), including certain information from the Proxy Statement/Prospectus. To the extent there is a conflict between the information contained in this Report and the information contained in such prior reports and documents incorporated by reference herein, the information in this Report controls.

Overview of Transactions

On March 31, 2026 (the “Closing Date”), CoinShares PLC, a public company limited by shares organized under the laws of Jersey (f/k/a Odysseus Holdings Limited, the “Company” or “Holdco”), consummated its previously announced business combination (the “Business Combination”) pursuant to Business Combination Agreement, dated as of September 8, 2025 (the “Business Combination Agreement”), by and among the Company, CoinShares International Limited, a public company limited by shares organized under the laws of Jersey (“CoinShares”), Vine Hill Capital Investment Corp., a Cayman Islands exempted company (“Vine Hill”) and Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”).

Pursuant to the Business Combination Agreement, (a) Vine Hill merged with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of the Company (the “SPAC Merger”) and with each Vine Hill shareholder receiving one no par value ordinary share of the Company (each, a “Ordinary Share”) for each Vine Hill Class A ordinary share (each, a “Vine Hill Class A Share”), (b) among other things, SPAC Merger Sub acquired CoinShares, with such acquisition being effected by the exchange of all ordinary shares £0.000495 each in CoinShares’ share capital (each, a “CoinShares Share”) for Ordinary Shares by way of a court sanctioned scheme of arrangement under Jersey law (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers”), pursuant to which CoinShares became a direct, wholly-owned subsidiary of SPAC Merger Sub, and (c) after the Mergers, SPAC Merger Sub will distribute any remaining cash (after giving effect to valid redemption elections of its public shareholders) in Vine Hill’s trust account held for the benefit of its public shareholders (the “Trust Account”) to the Company and will be liquidated, each as more fully described in the final prospectus of the Company and definitive proxy statement of Vine Hill, dated March 16, 2026 (the “Proxy Statement/Prospectus”), which was filed with the SEC. Following the consummation of the transactions contemplated by the Business Combination Agreement, SPAC Merger Sub was liquidated. As a result of the Business Combination, CoinShares became wholly-owned subsidiaries of the Company and the Company has become a publicly traded company.

In connection with the Business Combination, (i) one day prior to the effective time of the SPAC Merger, Vine Hill Capital Sponsor I LLC (the “Sponsor”) forfeited to Vine Hill for no consideration Class B ordinary share of Vine Hill, par value $0.0001 per share (each, a “Vine Hill Class B Share”) held by it and (ii) the Sponsor forfeited to Vine Hill for no consideration all of the warrants to purchase Vine Hill Class A Shares purchased by the Sponsor in a private placement concurrent with Vine Hill’s initial public offering (the “Vine Hill Private Warrants”), upon which forfeiture the Vine Hill Private Warrants were cancelled.

As consideration for the SPAC Merger, at the effective time of the SPAC Merger, (a) each issued and outstanding Vine Hill Class A Share (including each Vine Hill Class A Share issued upon the conversion of the Vine Hill Class B Shares) converted into one Ordinary Share and (b) each outstanding public warrant of Vine Hill (each, a “Vine Hill Public Warrant”) was assumed by the Company as a public warrant of the Company (each, a “Warrant”), having substantially the same terms and conditions and exercisable for Ordinary Shares.

As consideration for the Scheme of Arrangement, at the effective time of the Scheme of Arrangement, (w) each CoinShares Share that was issued and outstanding (other than the PIPE Shares (as defined below)) was exchanged for the number of Ordinary Shares equal to the quotient obtained by dividing (i) (A) $1.2 billion divided by (B) the number of Fully Diluted Equity Securities (as defined below) (such quotient obtained by dividing (A) by (B), the “Equity Value Per Share”) by (ii) $10.00 (such quotient 6,564,647 obtained by dividing (i) by (ii), the “Equity Exchange Ratio”); (x) each option to purchase CoinShares Shares (each, a “CoinShares Option”) that was issued and outstanding and had vested pursuant to its terms was converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess of the Equity Value Per Share over the exercise price of such CoinShares Option that has vested by (ii) the number of CoinShares Shares underlying such CoinShares Option; (y) (i) each CoinShares Option that was unvested was converted into an option to purchase a number of Ordinary Shares (each a “Company Option”) equal to the product obtained by multiplying (A) the number of CoinShares Shares underlying such CoinShares Option by (B) the Equity Exchange Ratio and (ii) the per share exercise price of each Ordinary Share issuable upon exercise of each such converted CoinShares Option will be equal to the quotient obtained by dividing (A) the exercise price per share of such CoinShares Option immediately before the effective time of the Scheme of Arrangement by (B) the Equity Exchange Ratio, subject to the same terms and conditions of such CoinShares Option prior to conversion; and (z) each PIPE Share was exchanged for one Ordinary Share. “Fully Diluted Equity Securities” means (a) CoinShares Shares issued and outstanding immediately prior to the effective time of the Scheme of Arrangement (other than the PIPE Shares) and (b) CoinShares Shares that, immediately prior to the effective time of the Scheme of Arrangement, would be issued if CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Shares upon exercise.

Concurrently with the execution of the Business Combination Agreement, in connection with a financing effort related to the Business Combination, CoinShares and the Company entered into a subscription agreement with an institutional investor (the “PIPE Investor” and, such subscription agreement, the “PIPE Subscription Agreement”). Subject to the terms and conditions of the PIPE Subscription Agreement, the PIPE Investor agreed to subscribe for and purchase 5,000,000 CoinShares Shares from CoinShares (the “PIPE Investment Shares” and, such investment, the “PIPE Investment”) for a total purchase price of $50,000,000. In consideration of the PIPE Investor’s commitment, CoinShares agreed, subject to the PIPE Investor’s compliance with its obligations under the PIPE Subscription Agreement, to issue to the PIPE Investor an additional 1,666,667 CoinShares Shares as a commitment fee immediately prior to the effective time of the Scheme of Arrangement (the “Commitment Fee Shares” and together with the PIPE Investment Shares, the “PIPE Shares”). Pursuant to the PIPE Subscription Agreement, the PIPE Investor was permitted to elect to reduce the number of PIPE Investment Shares that it was obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares acquired by the PIPE Investor in the open market or in privately negotiated transactions with third parties after the date of the Subscription Agreement and prior to the extraordinary general meeting of Vine Hill held to approve the Business Combination (the “Extraordinary General Meeting”) and not submitted for redemption (on a one-for-one basis up to the total amount of PIPE Investment Shares subscribed for under the PIPE Subscription Agreement). The PIPE Investor held and did not submit for redemption 102,020 Vine Hill Class A Shares, purchased 4,897,980 PIPE Investment Shares immediately prior to the effective time of the Scheme of Arrangement and was also issued the 1,666,667 Commitment Fee Shares immediately prior to the effective time of the Scheme of Arrangement.

The Extraordinary General Meeting of shareholders of Vine Hill was held on March 27, 2026, where the Vine Hill’s shareholders considered and approved, among other matters, a proposal to approve the Business Combination Agreement and the transactions contemplated thereby. In connection with the Extraordinary General Meeting, holders of 20,707,319 Public Shares exercised their right to redeem those shares for a pro rata portion of the cash in the Trust Account, which equaled approximately $10.71 per share, for an aggregate of approximately $221.8 million.

Immediately prior to the effective time of the Scheme of Arrangement, CoinShares’ Fully Diluted Equity Securities equaled 65,799,595, consisting of (i) 65,538,673 CoinShares Shares outstanding, excluding 1,139,537 CoinShares Shares held in treasury plus (ii) 260,922 CoinShares Shares that would have been outstanding if CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Shares upon exercise. Accordingly, the Equity Value Per Share was approximately $18.237 and the Equity Exchange Ratio was approximately 1.8237.

At the effective time of, and pursuant to, the SPAC Merger, the Company issued:

(i)	1,292,681 Ordinary Shares in exchange for the Vine Hill Class A Shares; and

(ii)	11,000,000 Warrants in exchange for 11,000,000 Vine Hill Public Warrants.

At the effective time of, and pursuant to, the Scheme of Arrangement, the Company issued:

(i)	65,538,673 Ordinary Shares in exchange for CoinShares Shares (excluding the PIPE Shares);

(ii)	6,564,647 Ordinary Shares in exchange for the PIPE Shares; and

(iii)	Company Options to purchase up to 260,922 Ordinary Shares.

The Company’s Ordinary Shares and Warrants were approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “CSHR” and CSHRW, respectively, and are expected to begin trading on April 1, 2026.

As of the Closing Date, the Company is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will file annual reports on Form 20-F and furnish interim reports and other information on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”). As a foreign private issuer, the Company is exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including the rules requiring the filing of proxy statements on Schedule 14A, certain short-swing profit recovery provisions under Section 16 of the Exchange Act, the filing of quarterly reports on Form 10-Q, the filing of current reports on Form 8-K, and Regulation FD.

Unless the context otherwise requires, references in this Report to “we,” “us,” “our,” “the Company,” and “CoinShares PLC” refer to Odysseus Holdings Limited (renamed CoinShares PLC) and its consolidated subsidiaries following the Business Combination.

Certain amounts that appear in this Report may not sum due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations, including as they relate to the Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Report, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements may include statements, among other things, relating to:

●	the benefits of the Business Combination;

●	the potential market size and the assumptions and estimates related to the Business Combination;

●	the future financial and business performance of the Company and its subsidiaries following the Business Combination;

●	general economic conditions and conditions affecting the industries in which the Company operates;

●	expansion and other plans and opportunities; and

●	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section of this Report and the “Risk Factors” section in the Proxy Statement/Prospectus, which section is incorporated herein by reference. These forward-looking statements are based on information available as of the date of this Report, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

v

Part I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in Item 6.A of this Report. The business address for each of the Company’s directors and executive officers is 2 Hill Street, St Helier, Jersey, JE2 4UA, Channel Islands.

B. Advisers

White & Case LLP has acted as U.S. securities counsel for the Company and continues to act as U.S. securities counsel for the Company following the completion of the Business Combination.

Carey Olsen Jersey LLP has acted as counsel for the Company with respect to Jersey law and continues to act as counsel for the Company with respect to Jersey law following the completion of the Business Combination.

C. Auditors

The consolidated financial statements of the Odysseus Holdings Limited as of 18 September 2025 and for the period from 29 August 2025 (inception) to 18 September 2025, incorporated by reference in this Report have been audited by Withum Smith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing in the Proxy Statement/Prospectus (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements), given on the authority of said firm as experts in auditing and accounting.

The financial statements of Vine Hill Capital Investment Corp. as of December 31, 2024 and for the period from May 24, 2024 (inception) through December 31, 2024, incorporated by reference in this Report have been audited by Withum Smith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing in the Proxy Statement/Prospectus, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of CoinShares International Limited as at December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 incorporated by reference herein have been so included in reliance on the report of BDO LLP, an independent registered public accounting firm, appearing in the Proxy Statement/Prospectus, given on the authority of said firm as experts in auditing and accounting.

BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2025, after giving effect to the Business Combination, the Scheme, and the PIPE Financing (as defined in the Proxy Statement/Prospectus):

Proforma Combined
As of June 30, 2025	USD (in thousands)
Cash and cash equivalents	$60,203
Indebtedness:
Non-current lease liabilities	$2,027
Non-current loans	27,857
Total Indebtedness	29,884
Equity:
Ordinary share capital	15,005
Share premium	145,695
Other reserves	1,488,266
Accumulated deficit	(1,254,715)
Total equity	394,251
Total capitalization	$424,135

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company and CoinShares are described in the Proxy Statement/Prospectus under the heading “Risk Factors,” which information is incorporated herein by reference.

Item 4. Information on the Company

A. History and Development of the Company

CoinShares PLC (formerly Odysseus Holdings Limited) is a company incorporated under the laws of Jersey, Channel Islands on August 29, 2025. For further information on the Business Combination, see “Explanatory Note” above. The history and development of the Company and the material terms of the Business Combination are described in the Proxy Statement/Prospectus under the headings “Information About the Company,” “Summary of the Proxy Statement/Prospectus,” “The Business Combination Proposal,” “The Business Combination Proposal — Merger Agreement” and “Description of Securities of Holdco,” which are incorporated herein by reference.

The Company owns no material assets other than its equity interests in its wholly owned subsidiaries, including CoinShares International Limited.

CoinShares International Limited is a company incorporated under the laws of Jersey, Channel Islands, and is a leading digital asset investment business. Prior to the Business Combination, CoinShares’ ordinary shares were listed and traded on the Nasdaq First North Growth Market in Stockholm, Sweden.

The Company’s registered office and principal executive offices are located at 2 Hill Street, St. Helier, JE2 4UA, Jersey. The Company’s agent for service of process in the United States is located at 437 Madison Avenue, 28th Floor, New York, NY 10022. The Company’s principal website address is http://coinshares.com/ . We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

B. Business Overview

Prior to the closing of the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, such as the making of certain required securities law filings. Following, and as a result of, the Business Combination, all of the Company’s business is conducted through CoinShares International Limited and its subsidiaries. Information regarding the business of CoinShares International Limited is included in the Proxy Statement/Prospectus under the headings “Information About CoinShares,” and “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference and in Item 5 of this Report.

C. Organizational Structure

Following the consummation of the Business Combination, CoinShares PLC is the ultimate holding company of the combined group. CoinShares PLC directly or indirectly owns 100% of the outstanding equity interests of CoinShares International Limited. The diagram below depicts a simplified version of the Company immediately following the consummation of the Business Combination.

D. Property, Plants and Equipment

Information regarding the Company’s facilities is described in the Proxy Statement/Prospectus under the headings “Information About the CoinShares —Facilities” which information is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The discussion and analysis of the financial condition and results of operations of CoinShares is described in the Proxy Statement/Prospectus under the section titled “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

The discussion and analysis of the financial condition and results of operations of Vine Hill is described in the Proxy Statement/Prospectus under the section titled “Vine Hill’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Holdco After the Business Combination,” which information is incorporated herein by reference.

B. Compensation

A discussion of the significant elements of the historical compensation program for CoinShares is included in the Proxy Statement/Prospectus under the section titled “Executive Compensation of CoinShares” and is incorporated herein by reference.

Decisions regarding the executive compensation program will be made by the compensation committee of the Company’s board of directors (the “Company Board”). The Company intends to develop an executive compensation program that is designed to align compensation with business objectives and the creation of shareholder value, while enabling the Company to attract, retain, incentivize and reward individuals who contribute to its long-term success.

Indemnification

The Company has entered into indemnification agreements with each of its officers and directors. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Management of Holdco After the Business Combination — Indemnification of Directors and Officers” and is incorporated herein by reference.

C. Board Practices

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Holdco After the Business Combination,” which information is incorporated herein by reference.

Effective as of the Closing Date, the Company Board consists of Jean-Marie Mognetti, Christopher D. Myers, Caroline D. Pham, Daniel Masters and Paul Grinberg. Following the Closing, the Company Board intends to nominate a Company Board member to act as chair of the Company Board.

The Company Board affirmatively determined that Caroline D. Pham, Paul Grinberg and Christopher D. Myers each qualify as “independent” in accordance with applicable Nasdaq listing rules.

Effective as of the Closing Date, the Company Board established an audit committee (the “Audit Committee”) consisting of Caroline D. Pham, Paul Grinberg and Christopher D. Myers, with Paul Grinberg acting as chair of the Audit Committee. The Company Board affirmatively determined that each member of the Audit Committee qualifies as “independent” under Nasdaq’s additional standards applicable to audit committee members and Rule 10A-3 of the Exchange Act applicable to audit committee members. In addition, the Board determined that Mr. Myers qualifies as an “audit committee financial expert”, as such term is defined in Item 16A of Form 20-F.

Effective as of the Closing Date, the Company Board established a compensation committee (the “Compensation Committee”) consisting of Caroline D. Pham, Paul Grinberg and Christopher D. Myers, with Christopher D. Myers acting as chair of the Compensation Committee. The Company Board affirmatively determined that each member of the Compensation Committee qualifies as “independent” under Nasdaq’s additional standards applicable to compensation committee members.

Foreign Private Issuer Status

The Company is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer, the Company is permitted to comply with Jersey corporate governance practices in lieu of the otherwise applicable Nasdaq listing rules, with limited exceptions, provided that it discloses the Nasdaq listing rules it does not follow and the equivalent Jersey requirements with which it complies instead.

Jersey relies on this “foreign private issuer exemption” with respect to the following requirements:

Independent Director Oversight of Director Nominations	Nasdaq Listing Rule 5605(e)(1) requires independent director involvement in the selection of director nominees, by having a Nomination Committee comprised solely of independent directors, or by having director nominees selected or recommended by a majority of its independent directors meeting in executive session	In lieu of Nasdaq Listing Rule 5605(e)(1), Holdco will be permitted to follow Jersey practice in lieu of this requirement.
Nominations Committee Charter or Board Resolution	Nasdaq Listing Rule 5605(e)(2) requires companies to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws	In lieu of Nasdaq Listing Rule 5605(e)(2), Holdco will be permitted to follow Jersey practice in lieu of this requirement.
Third Party Director and Nominee Compensation	Nasdaq Listing Rule 5250(b)(3) requires listed companies to disclose third party director and nominee compensation.	In lieu of Nasdaq Listing Rule 5250(b)(3), Holdco will be permitted to follow Jersey practice in lieu of this requirement.
Quorum	Nasdaq Listing Rule 5620(c) sets out a quorum requirement of 33-1/3% of the outstanding shares of common voting stock.	In lieu of Rule 5620(c), Holdco will be permitted to follow Jersey practice in lieu of these requirements.
Shareholder Voting / Proxy Solicitation
Section 14 of the Securities Exchange Act imposes extensive disclosure, procedural and liability regime applicable to proxy solicitation.

	Nasdaq Listing Rule 5620(b) requires companies that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq.	Section 14 is not applicable. Must comply with Jersey law. In lieu of Nasdaq Listing Rule 5620(b), Holdco will be permitted to follow Jersey practice in lieu of these requirements.
Shareholder Approval	Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:

- acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of Holdco’s

- outstanding share capital or voting power;
entering into any change of control transaction;

- establishing or materially amending any equity compensation arrangement; and

	- entering into any transaction other than a public offering involving the sale, issuance or potential issuance by Holdco of shares (or securities convertible into or exercisable for shares) equal to 20% or more of Holdco’s outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.	In lieu of Nasdaq Listing Rule 5635, Holdco will be permitted to follow Jersey practice in lieu of these requirements.

D. Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section titled “Information About the CoinShares — Human Capital,” which information is incorporated herein by reference.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of the date hereof by:

●	each person known by us to be the beneficial owner of more than 5% of outstanding Ordinary Shares

●	each of the Company’s executive officers and directors; and

●	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

As of March 31, 2026, there are 132,257,329 Ordinary Shares issued and outstanding.

Based solely on information that is known to the Company as of the date hereof, we believe approximately 8.2% of the securities are held in the host country and there are 2 record holders in the host country.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers
Jean-Marie Mognetti(1)	21,603,691	16.3%
Daniel Masters(2)	21,525,390	16.3%
Richard Nash	—	—
Caroline D. Pham	—	—
Paul Grinberg	—	—
Christopher D. Myers	—	—
All directors and executive officers as a group (6 individuals)	43,129,081	32.6%
Other 5% Percent Holders
Russell Newton	15,002,350	11.3%
Alan Howard(3)	14,387,855	10.9%

*	Less than 1%.

(1)	Interests shown are held by Mognetti Partners Limited. Jean-Marie Mognetti is the sole director of Mognetti Partners Limited.

(2)	Excludes 3,272,843 Ordinary Shares which will be repurchasable by Mr. Masters pursuant the terms of a Master Securities Loan Agreement. Such repurchase options are not exercisable within 60 days and therefore are not deemed to be beneficially owned as of the date of this Report.

(3)	Consists of (i) 12,027,186 Ordinary Shares held directly by Alan Howard and (ii) 2,360,669 Ordinary Shares be held Brevan Howard Nominee Services on behalf of, and as nominee of Alan Howard. Mr. Howard may be deemed to beneficially own the shares that will be held Brevan Howard Nominee Services on behalf of, and as nominee of Alan Howard. Mr. Howard disclaims beneficial ownership of the shares that will be held by Brevan Howard Nominee Services on behalf of, and as nominee of Alan Howard, except to the extent of his pecuniary interest therein.

B. Related Party Transactions

Information pertaining to the CoinShares’ and Vine Hill’s related party transactions is set forth in the Proxy Statement/Prospectus under the heading “Certain Relationships and Related Party Transactions,” which is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for financial statements and other financial information.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or be subject to claims that arise in the ordinary course of our business, the outcomes of which are subject to uncertainty. Any claims against us, whether meritorious or not, can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business or financial condition.

Dividend Policy

The Company Board will consider whether or not to institute a dividend policy. It is the present intention of the Company to retain any earnings for use in its business operations and, accordingly, the Company does not anticipate the Board declaring any dividends in the foreseeable future.

B. Significant Changes

A discussion of significant changes since June 30, 2025, is provided under Item 5 of this Report and is incorporated herein by reference.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Public Warrants have been approved for listing on Nasdaq under the symbols “CSHR” and “CSHRW,” respectively, and are expected to begin trading on April 1, 2026. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Warrants could be delisted from Nasdaq, which could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Period

Information regarding the lock-up restrictions applicable to the holders of all Ordinary Shares is included in the Proxy Statement/Prospectus under the heading “Shares Eligible for Future Sale — Lock-up Agreements” and is incorporated herein by reference.

Concurrently with the execution and delivery of the Business Combination Agreement, Sponsor and the Key CoinShares Shareholders (collectively, the “Lock-Up Parties” and each, a “Lock-Up Party”) entered into a Lock-Up Agreement, to be effective as of Closing, with the Company and Vine Hill, pursuant to which the Lock-Up Parties agreed that the Ordinary Shares of the Company received by each such Lock-Up Party will be locked up and subject to transfer restrictions, as described below, subject to certain exceptions. The Ordinary Shares of the Company held by each Lock-Up Party will be locked up until the earlier of (i) six (6) months after the date of the Closing (the “Anniversary Release”) and (ii) the date on which the Company consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Beginning on the date that is 90 days after the Closing Date, any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement other than any executive officer, founder or director of the Company or their respective affiliates, may transfer up to 20% of their respective Ordinary Shares, so long as the closing sales price of the Ordinary Shares equals or exceeds $18.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time 60 days after the Closing Date. Any CoinShares Shareholder prior to the Business Combination that is subject to a Lock-Up Agreement may transfer all of their respective Ordinary Shares, so long as the closing sales price of the Ordinary Shares equals or exceeds $22.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time after the Closing Date.

Warrants

There are 11,000,000 Warrants outstanding. The Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the Closing Date, provided that the Company have an effective registration statement under the Securities Act covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Warrants on a cashless basis under the circumstances specified in the Warrant Agreement). The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Public Warrants have been approved for listing on Nasdaq under the symbols “CSHR” and “CSHRW,” respectively, and are expected to begin trading on April 1, 2026. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Warrants could be delisted from Nasdaq, which could inhibit or restrict the ability of the Company to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

The Company is authorized to issue an unlimited number of Ordinary Shares. As of its date of incorporation, and prior to the closing of the Business Combination, the Company was authorized to issue 200,000,000 Ordinary Shares and there were 100 Ordinary Shares issued and outstanding.

As of the date of this Report, there are 132,257,329 Ordinary Shares issued and outstanding.

Information regarding our securities is included in the Proxy Statement/Prospectus under the section titled “Description of Securities of Holdco” and is incorporated herein by reference.

B. Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association (“Articles”) of the Company, as amended, effective as of March 31, 2026, are filed as Exhibit 1.1 to this Report. The description of the Articles of the Company is included in the Proxy Statement/Prospectus under the heading “Description of Securities of Holdco,” which information is incorporated herein by reference.

C. Material Contracts

Information pertaining to the Company’s material contracts is set forth in the Proxy Statement/Prospectus under the headings “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” “The Business Combination Proposal — Related Agreements,” and “Certain Relationships and Related Person Transactions — CoinShares’ Related Person Transactions,” each of which is incorporated herein by reference. The description of the Merger Agreement is set forth in the Proxy Statement/Prospectus under the heading “The Business Combination Proposal,” which information is incorporated herein by reference.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in Jersey that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of Ordinary Shares.

E. Taxation

Information pertaining to tax considerations is set forth in the Proxy Statement/Prospectus under the headings “Material U.S. Federal Income Tax Considerations” and “Certain Material Jersey Tax Considerations,” which are incorporated herein by reference.

F. Dividends and Paying Agents

The Company has not paid any dividends to its shareholders. Following completion of the Business Combination, the Company Board will consider whether or not to institute a dividend policy. It is the present intention of the Company to retain any earnings for use in its business operations and, accordingly, the Company does not anticipate its board of directors declaring any dividends in the foreseeable future.

G. Statements by Experts

The consolidated financial statements of the Company as of 18 September 2025 and for the period from 29 August 2025 (inception) to 18 September 2025, incorporated by reference in this Report have been audited by Withum Smith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing in the Proxy Statement/Prospectus (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements), given on the authority of said firm as experts in auditing and accounting.

The financial statements of Vine Hill Capital Investment Corp. as of December 31, 2024 and for the year ended December 31, 2024 and for the period from May 24, 2024 (inception) through December 31, 2024, incorporated by reference in this Report have been audited by Withum Smith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing in the Proxy Statement/Prospectus, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of CoinShares International Limited as at December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 incorporated by reference herein have been so included in reliance on the report of BDO LLP, an independent registered public accounting firm, appearing in the Proxy Statement/Prospectus, given on the authority of said firm as experts in auditing and accounting.

BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk,” which is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Warrants

There are 11,000,000 Warrants outstanding. The Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the Closing Date, provided that the Company have an effective registration statement under the Securities Act covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Warrants on a cashless basis under the circumstances specified in the Warrant Agreement). The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms. The terms of the Warrants are more fully described in the Proxy Statement/Prospectus under the heading “Description of Securities of Holdco — Warrants,” which information is incorporated herein by reference.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Information regarding CoinShares Controls and Procedures is included in the Proxy Statement/Prospectus under the section titled “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting,” which is incorporated herein by reference.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Not applicable.

Item 16B. Code of Ethics

Not applicable.

Item 16C. Principal Accountant Fees and Services

Not applicable.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

Not applicable.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements of Vine Hill as of December 31, 2024 and for the period from May 24, 2024 (date of inception) to December 31, 2024 and the condensed consolidated financial statements as of June 30, 2025 and for each of the six-month periods ended June 30, 2025 and 2024 (Unaudited), and as of September 30, 2025 and for each of the nine-month periods ended September 30, 2025 and 2024 (Unaudited), respectively, included in the Proxy Statement/Prospectus between pages F-3 and F-63 are incorporated herein by reference.

The consolidated financial statements of CoinShares as of and for the years ended December 31, 2024 and 2023, respectively, and as of June 30, 2025 and for each of the six-month periods ended June 30, 2025 and 2024 (Unaudited), respectively, included in the Proxy Statement/Prospectus between pages F-64 and F-167 are incorporated herein by reference.

The consolidated financial statements of the Company from August 29, 2025 (Inception) to September 18, 2025, included in the Proxy Statement/Prospectus between pages F-168 and F-179 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of the Company, CoinShares and Vine Hill is attached as Exhibit 15.1 to this Report.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of CoinShares PLC.
2.1	Warrant Agreement, dated as of September 5, 2024, by and between Vine Hill Capital Investment Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Vine Hill’s Current Report on Form 8-K filed on September 11, 2024).
2.2*	Warrant and Assumption Agreement, dated as of March 30, 2026, by and among, the Company, Vine Hill Capital Investment Corp., Continental Stock Transfer & Trust Company, Computershare Inc., and Computershare Trust Company, N.A.
2.3	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File. No. 333-293885) of Odysseus Holdings Limited, filed with the SEC on March 4, 2026).
2.4	Form of Warrant Certificate (incorporated by reference to Exhibit 4.4 to Amendment No. 2 the Registration Statement on Form F-4 (File. No. 333-293885) of Odysseus Holdings Limited, filed with the SEC on March 4, 2026).
2.5*+	Plan of Merger, dated March 30, 2026.
2.6*+	Form of A&R Registration Rights Agreement, dated as of March 31, 2026, by and among the Company, Odysseus (Cayman) Limited, Vine Hill Capital Sponsor I LLC, and each of the persons listed on the signature pages thereto.
4.1+	Business Combination Agreement, dated as of September 8, 2025, by and between Vine Hill Capital Investment Corp., Odysseus Holdings Limited, Odysseus (Cayman) Limited, and CoinShares International Limited (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File. No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.2	Sponsor Support Agreement dated, September 8, 2025, by and among Sponsor, SPAC, CoinShares and the Company (incorporated by reference to Exhibit 10.1 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.3	Form of Shareholder Support Agreement, dated September 8, 2025, by and among the Key CoinShares Shareholders, SPAC, the Company, CoinShares and SPAC Merger Sub (incorporated by reference to Exhibit 10.2 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.5	Form of Subscription Agreement (incorporated by reference to Exhibit 99.6 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.6	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form F-4 (File. No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.7+#	Collateral Management Agreement, dated March 6, 2020, by and between Gabi Trading Limited and XBT Provider AB (PUBL), incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).

4.8+#	Cryptocurrency Custody Agreement, dated April 25, 2025, by and among Komainu (Jersey) Limited, CoinShares XBT Provider AB (publ), CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited, incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.9+	Custodial Services Agreement, dated as of January 17, 2024, by and between Valkyrie Bitcoin Fund and Bitgo Trust Company, Inc, incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.10+	Digital Assets Custody Agreement, dated November 5, 2021, by and between Zodia Custody Limited and CoinShares Capital Markets (Jersey) Limited, incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.11+#	Cryptocurrency Custody Agreement, dated August 28, 2025, by and among Zodia Custody Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited, incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.12+#	Custodian Agreement, dated December 21, 2021, by and between Komainu Singapore PTE, Ltd. and CoinShares Capital Markets (Jersey) Limited, incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.13+#	Cryptocurrency Custody Agreement, dated May 15, 2025, by and among Zodia Custody (Ireland) Limited, CoinShares XBT Provider AB (publ), CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited, incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.14+#	Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.15+	Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.16#	Second Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.17#	Third Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.17 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.18#	Fourth Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.18 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.19#	Fifth Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.20#	Sixth Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
8.1*	List of Subsidiaries.
11.1*	Code of Ethics.
15.1*	Unaudited Pro Forma Condensed Combined Financial Information.
15.2*	Consent of Withum Smith+Brown, PC, related to the financial statements of Vine Hill Capital Investment Corp.
15.3*	Consent of Withum Smith+Brown, PC, related to the financial statements of CoinShares PLC (f/k/a Odysseus Holdings Limited).
15.4*	Consent of BDO LLP, related to the financial statements of CoinShares International Limited.

*	Filed herewith.

+	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#	The registrant has redacted provisions or terms of this exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). While portions of the exhibit have been redacted, this exhibit includes a prominent statement on the first page of the exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. The registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

CoinShares PLC

Date: March 31, 2026	By:	/s/ Jean-Marie Mognetti
	Name:	Jean-Marie Mognetti
	Title:	Chief Executive Officer