Form 20-F
period 2025-12-31
CoinShares PLC
filed 2026-04-30
CIK 2087587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _______________ to _______________

Commission File Number: 001-43222

CoinShares PLC
(Exact name of Registrant as specified in its charter)

Not Applicable	Jersey, Channel Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

2 Hill Street

St. Helier, JE2 4UA

Jersey
(Address of principal executive office)

Jean-Marie Mognetti, Chief Executive Officer
2 Hill Street

St. Helier, JE2 4UA

Jersey
Tel: +44 1534 513 100

Email: corporateir@coinshares.com

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of April 30, 2026, the issuer had 131,780,209 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report on Form 20-F (this “Annual Report”), the terms “CoinShares,” “the Company,” “we,” “us,” “our,” and “our business” refer to the business of CoinShares PLC, together with its consolidated subsidiaries as a consolidated entity and any reference to “$” or “U.S. dollar” means United States dollars, the lawful currency of the United States of America.

On March 31, 2026 (the “Closing Date”), CoinShares PLC, a public company limited by shares organized under the laws of Jersey (f/k/a Odysseus Holdings Limited, the “Company”), consummated its previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of September 8, 2025 (the “Business Combination Agreement”), by and among the Company, CoinShares International Limited, a public company limited by shares organized under the laws of Jersey (“CSIL”), Vine Hill Capital Investment Corp., a Cayman Islands exempted company (“Vine Hill”) and Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”).

Pursuant to the Business Combination Agreement, (a) Vine Hill merged with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of the Company (the “SPAC Merger”) and with each Vine Hill shareholder receiving one no par value ordinary share of the Company (each, an “Ordinary Share”) for each Vine Hill Class A ordinary share (each, a “Vine Hill Class A Share”), and (b) among other things, SPAC Merger Sub acquired CSIL, with such acquisition being effected by the exchange of all ordinary shares of £0.000495 par value each in CSIL’s share capital (each a “CSIL Share”) for Ordinary Shares by way of a court sanctioned scheme of arrangement under Jersey law (the “Scheme of Arrangement”), pursuant to which CSIL became a direct, wholly-owned subsidiary of SPAC Merger Sub.

In connection with the Business Combination, (i) one day prior to the effective time of the SPAC Merger, Vine Hill Capital Sponsor I LLC (the “Sponsor”) forfeited to Vine Hill for no consideration Class B ordinary shares of Vine Hill, par value $0.0001 per share (each, a “Vine Hill Class B Share”) held by it and (ii) the Sponsor forfeited to Vine Hill for no consideration all of the warrants to purchase Vine Hill Class A Shares purchased by the Sponsor in a private placement concurrent with Vine Hill’s initial public offering (the “Vine Hill Private Warrants”), upon which forfeiture the Vine Hill Private Warrants were cancelled.

As consideration for the SPAC Merger, at the effective time of the SPAC Merger, (a) each issued and outstanding Vine Hill Class A Share (including each Vine Hill Class A Share issued upon the conversion of the Vine Hill Class B Shares) converted into one Ordinary Share and (b) each outstanding public warrant of Vine Hill (each, a “Vine Hill Public Warrant”) was assumed by the Company as a public warrant of the Company (each, a “Warrant”), having substantially the same terms and conditions and exercisable for Ordinary Shares pursuant to the Warrant Agreement, dated as of September 5, 2024, by and between Vine Hill and Continental Stock Transfer & Trust Company, amended by the Warrant Assignment, Assumption and Amendment Agreement, dated as of March 31, 2026, by and among Vine Hill, the Company, Continental Stock Transfer & Trust Company, Computershare Inc., and Computershare Trust Company, N.A. (such Warrant Agreement as assumed and amended, the “Warrant Agreement”).

As consideration for the Scheme of Arrangement, at the effective time of the Scheme of Arrangement (a) each CSIL Share that was issued and outstanding (other than the PIPE Shares (as defined below)) was exchanged for the number of Ordinary Shares equal to the quotient obtained by dividing (i) (A) $1.2 billion divided by (B) the number of Fully Diluted Equity Securities (as defined below) (such quotient obtained by dividing (A) by (B), the “Equity Value Per Share”) by (ii) $10.00 (such quotient obtained by dividing (i) by (ii), the “Equity Exchange Ratio”); (b) each option to purchase CSIL Shares (each, a “CSIL Option”) that was issued and outstanding and had vested pursuant to its terms was converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess of the Equity Value Per Share over the exercise price of such CSIL Option that has vested by (ii) the number of CSIL Shares underlying such CSIL Option; (c) (i) each CSIL Option that was unvested was converted into an option to purchase a number of Ordinary Shares (each a “Company Option”) equal to the product obtained by multiplying (A) the number of CSIL Shares underlying such CSIL Option by (B) the Equity Exchange Ratio and (ii) the per share exercise price of each Ordinary Share issuable upon exercise of each such converted CSIL Option will be equal to the quotient obtained by dividing (A) the exercise price per share of such CSIL Option immediately before the effective time of the Scheme of Arrangement by (B) the Equity Exchange Ratio, subject to the same terms and conditions of such CSIL Option prior to conversion; and (d) each PIPE Share was exchanged for one Ordinary Share. “Fully Diluted Equity Securities” means (a) CSIL Shares issued and outstanding immediately prior to the effective time of the Scheme of Arrangement (other than the PIPE Shares) and (b) CSIL Shares that, immediately prior to the effective time of the Scheme of Arrangement, would be issued if CSIL Options, whether vested or unvested, were net settled by withholding CSIL Shares upon exercise.

Notwithstanding the foregoing, references to “Company”, “CoinShares”, and “Group” in:

(1)	the consolidated financial statements of CoinShares PLC for the period from August 29, 2025 (inception) to December 31, 2025, and the notes thereto below; and

(2)	the consolidated financial statements of CoinShares International Limited for the year ended December 31, 2025, and the notes thereto below,

shall be interpreted in accordance with the definitions or usage of such terms as set out therein, as the relevant context requires.

Concurrently with the execution of the Business Combination Agreement, in connection with a financing effort related to the Business Combination, CSIL and the Company entered into a subscription agreement with an institutional investor (the “PIPE Investor” and, such subscription agreement, the “PIPE Subscription Agreement”). Subject to the terms and conditions of the PIPE Subscription Agreement, the PIPE Investor agreed to subscribe for and purchase 5,000,000 CSIL Shares from CSIL (the “PIPE Investment Shares”) for a total purchase price of $50,000,000. In consideration of the PIPE Investor’s commitment, CoinShares agreed, subject to the PIPE Investor’s compliance with its obligations under the PIPE Subscription Agreement, to issue to the PIPE Investor an additional 1,666,667 CSIL Shares as a commitment fee immediately prior to the effective time of the Scheme of Arrangement (the “Commitment Fee Shares” and together with the PIPE Investment Shares, the “PIPE Shares”). Pursuant to the PIPE Subscription Agreement, the PIPE Investor was permitted to elect to reduce the number of PIPE Investment Shares that it was obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares acquired by the PIPE Investor in the open market or in privately negotiated transactions with third parties after the date of the Subscription Agreement and prior to the extraordinary general meeting of Vine Hill held to approve the Business Combination (the “Extraordinary General Meeting”) and not submitted for redemption (on a one-for-one basis up to the total amount of PIPE Investment Shares subscribed for under the PIPE Subscription Agreement). The PIPE Investor held and did not submit for redemption 102,020 Vine Hill Class A Shares, purchased 4,897,980 PIPE Investment Shares immediately prior to the effective time of the Scheme of Arrangement and was also issued the 1,666,667 Commitment Fee Shares immediately prior to the effective time of the Scheme of Arrangement.

The Extraordinary General Meeting of shareholders of Vine Hill was held on March 27, 2026, where the Vine Hill’s shareholders considered and approved, among other matters, a proposal to approve the Business Combination Agreement and the transactions contemplated thereby. In connection with the Extraordinary General Meeting, holders of 20,707,319 Public Shares exercised their right to redeem those shares for a pro rata portion of the cash in the trust account established by Vine Hill in connection with its initial public offering (the “Trust Account”), which equaled approximately $10.71 per share, for an aggregate of approximately $221.8 million.

Immediately prior to the effective time of the Scheme of Arrangement, CoinShares’ Fully Diluted Equity Securities equaled 65,799,595 consisting of (i) 66,678,210 CSIL Shares outstanding excluding (ii) 1,139,537 CSIL Shares held in treasury plus (iii) 260,992 CSIL Shares that would have been outstanding if CSIL Options, whether vested or unvested, were net settled by withholding CSIL Shares upon exercise. Accordingly, the Equity Value Per Share was approximately $18.237 and the Equity Exchange Ratio was approximately 1.8237.

At the effective time of, and pursuant to, the SPAC Merger, the Company issued:

(i)	1,292,681 Ordinary Shares in exchange for the Vine Hill Class A Shares; and

(ii)	10,999,993 Warrants in exchange for 10,999,993 Vine Hill Public Warrants.

At the effective time of, and pursuant to, the Scheme of Arrangement, the Company issued:

(i)	119,522,880 Ordinary Shares in exchange for CSIL Shares (excluding the PIPE Shares as detailed under (ii) below);

(ii)	6,564,647 Ordinary Shares in exchange for the PIPE Shares; and

(iii)	Company Options to purchase up to 784,260 Ordinary Shares.

As a result of the Business Combination, CSIL became a wholly owned subsidiary of the Company, and the Company has become a publicly traded company on The Nasdaq Stock Market LLC (“Nasdaq”). The Company’s Ordinary Shares and Warrants are listed on Nasdaq under the trading symbols “CSHR” and “CSHRW,” respectively. Trading on Nasdaq commenced on April 1, 2026.

In connection with the Business Combination, the Company and CSIL filed a Registration Statement on Form F-4 (Reg. No. 333-293885), which was declared effective on March 16, 2026. Following the closing of the Business Combination, the Company filed a Shell Company Report on Form 20-F on March 31, 2026. Each of the Registration Statement on Form F-4 and the Shell Company Report on Form 20-F included financial statements for CSIL as of and for the years ended December 31, 2024 and 2023 and as of and for the six months ended June 30, 2025, prepared in conformity with International Financial Reporting Standards, but did not include audited financial statements of CSIL as of and for the year ended December 31, 2025. Accordingly, in compliance with Section 1220.1.f of the Financial Reporting Manual of the Division of Corporation Finance of the Securities and Exchange Commission, this Annual Report of the Company also includes the information that would be required in an annual report for CSIL for the year ended December 31, 2025, including audited financial statements of CSIL as of and for the year ended December 31, 2025.

All references in this report to “digital assets” refer to any digital representation of value that is recorded on a cryptographically secured distributed ledger (e.g., cryptocurrencies, payment stablecoins, utility tokens).

ADOPTION OF U.S. GAAP

Prior to 2025, CSIL prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). CSIL has adopted accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the year ended December 31, 2025, and prior years have been represented accordingly.”).

NON-GAAP AND KEY PERFORMANCE INDICATORS AND OPERATING METRICS

Included in this Annual Report certain financial measures not based on U.S. GAAP, including Revenue and gains from operations and Capital markets revenues and gains (together, the “Non-GAAP Measures”), as well as key performance indicators and operating metrics, including Segment EBITDA and Assets Under Management (AUM). Non-GAAP Measures are used by management, in addition to U.S. GAAP financial measures, to understand and compare our operating results across accounting periods, for risk management and operational decision-making. Non-GAAP Measures provide investors with additional information in evaluating the Company’s operating performance. These Non-GAAP financial measures have been prepared by, and are the responsibility of management, and have not been audited or reviewed by our independent registered public accounting firm. These Non-GAAP financial measurements should be considered in context with our U.S. GAAP results.

Management uses the Non-GAAP Measures:

●	as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

●	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

●	to evaluate the performance and effectiveness of our strategic initiatives; and

●	to primarily support product operations, investor redemptions, and hedging activities.

The Non-GAAP Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-GAAP Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our sector. Management believes that investors’ understanding of our performance is enhanced by including the Non-GAAP Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-GAAP Measures, together with reconciliations to U.S. GAAP, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-GAAP Measures are significant components in understanding and assessing financial performance. The Non-GAAP Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the year, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

●	such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;

●	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, our Available capital position should not be considered as measure of discretionary cash balances and proprietary assets to primarily support product operations, investor redemptions, and hedging activities and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with US GAAP. In addition, the Non-GAAP Measures we use may differ from the Non-GAAP financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our US GAAP results and using the Non-GAAP Measures only as supplemental measures.

See “Operating and Financial Review and Prospects—Non-GAAP Information” for our definitions of these Non-GAAP Measures and operating metrics including a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

TRADEMARKS

The Company owns or has rights to trademarks that it uses in connection with the operation of its business and that are used in this Annual Report. This Annual Report also includes other trademarks, trade names and service marks that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this Annual Report are listed without the applicable ®, ™ and SM symbols, but the Company will assert, to the fullest extent under applicable law, its rights to these trademarks, trade names and service marks.

EXCHANGE RATES

The Company’s reporting currency is the U.S. dollar. The determination of the functional and reporting currency of the Company is based on the primary currency in which the Company operates.

The translation of foreign currencies into U.S. dollars is performed for assets and liabilities at the end of each reporting period based on the then current exchange rates. For revenue and expense accounts, an average monthly foreign currency rate is applied. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars will be recorded as part of a separate component of shareholders’ deficit and reported in the Company’s financial statements. Foreign currency transaction gains and losses will be included in other income (expense), net for the period.

CSIL’s reporting currency presented in the consolidated financial statements contained elsewhere in this Annual Report have been presented in U.S. dollars. Historically, CSIL has presented its consolidated financial statements with a reporting currency of British Pounds Sterling, see CSIL’s audited consolidated financial statements included elsewhere in this Annual Report. The determination of the functional currency of each company in the group is generally based on the primary currency in which the company operates, CSIL’s functional currency up until January 1, 2025 was determined to be British Pounds Sterling, subsequent to this date it was determined to be U.S. dollars. Foreign currency transactions are translated into the functional currency of the relevant group company entity using the exchange rates prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency of the relevant group company entity at the closing exchange rate. Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost, are initially translated into the functional currency of the relevant group company entity at the date of the transaction, and are not subsequently re-translated. Non-monetary assets and liabilities denominated in a foreign currency and measured at fair value, are measured using the exchange rate at each date the fair value is determined.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss.

Foreign exchange gains and losses from the translation of assets and liabilities measured at fair value are recognized as part of the fair value gain or loss.

MARKET AND INDUSTRY DATA

Information contained in this Annual Report concerning the market and the industry in which the Company operates, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by the Company based on such sources and the Company’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. The Company has not independently verified this third-party information. The industry in which the Company operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this Annual Report are subject to change based on various factors, including those described in the sections of this Annual Report entitled “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors — Risks Related to Our Business and Industry” and elsewhere in this Annual Report.

v

Cautionary Note Regarding Forward-Looking Statements

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations, including as they relate to the Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Annual Report, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements may include statements, among other things, relating to:

●	the benefits of the Business Combination;

●	the potential market size and the assumptions and estimates related to the Business Combination;

●	the future financial and business performance of the Company;

●	general economic conditions and conditions affecting the industries in which the Company operates; and

●	expansion and other plans and opportunities.

These forward-looking statements are based on information available as of the date of this Annual Report and expectations, forecasts and assumptions as of that date and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, you should not place undue reliance on forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by our forward-looking statements. Some factors that could cause actual results to differ include, among others:

●	the outcome of any legal proceedings or government or regulatory action or inquiry that may be instituted against the Company or CSIL or others;

●	costs related to the Business Combination and as a result of the Company becoming a U.S.-listed public company that may be higher than currently anticipated;

●	the possibility that the Company and/or CSIL may be adversely affected by other economic, business and/or competitive factors;

●	changes in business, market, financial, macro-economic political and/or regulatory conditions;

●	volatility and rapid fluctuations in the market prices of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, CSIL and/or the Company;

●	estimates by the Company and/or CSIL of expenses and profitability;

●	expectations with respect to future operating and financial performance and growth;

●	the Company’s ability to execute on its business plans and strategy;

●	failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of CSIL and the Company to grow and manage growth profitably, build or maintain relationships with service providers and trading counterparties and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, CSIL and the Company;

●	the Company’s shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities of the Company;

●	conflicts of interest that may arise from investment and transaction opportunities involving the Company, CSIL, their respective affiliates and other investors and service providers or counterparties;

●	factors relating to the business, operations and financial performance of the Company and CSIL, including:

o	the Company’s ability to successfully implement its long-term business strategy;

o

the treatment of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by or underlying those offered by, the Company, for foreign and U.S.  tax purposes;

o	digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes;

o	risks relating to the custody of digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause the Company and/or any of their respective issuers, as applicable, to lose some or all of its digital assets;

o	a security breach, cyber-attack or other event where unauthorized parties obtain access to the Company’s digital assets and/or the digital assets of their respective issuers, as a result of which the Company may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected;

o	the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value of digital assets and adversely affect the Company’s business;

o	potential regulatory changes reclassifying certain digital assets as “securities” or “investment securities” under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or other federal securities laws could lead to the Company’s classification as an “investment company” under the Investment Company Act and could adversely affect the market price of the Company’s digital assets and the market price of the Company’s listed securities; and

o	other risks and uncertainties indicated in this Annual Report, including those indicated under the section entitled “Item 3.D Key Information—Risk Factors.”

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company’s business and its ability to execute its strategy, and any investment in the securities of the Company, are subject to risks and uncertainties, many of which are beyond the Company’s control. You should carefully consider and evaluate all of the risks and uncertainties with respect to any investment in the securities of the Company, including, but not limited to, the following and those discussed in this Section “Item 3.D Key Information—Risk Factors.”

You should carefully consider all of the following risk factors, together with all of the other information in this Annual Report, including the financial information, and reach your own views before making any investment decision. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the business of CoinShares and any related investment decision.

Investors may lose some or the entire value of their investment in the securities of the Company for other reasons which may not be considered principal risks by the Company based on the information currently available to it or which it may not currently be able to anticipate.

Risk Factor Summary

The following summary highlights certain risks but does not purport to identify all of the risks that we face nor all the risks associated with any of our products. It is not a substitute for, and should be read together with, the discussion of risk factors included below and any disclosure document published by the Company in relation to any of its securities or products. An investment in our securities involves significant risks. The following is a summary of the principal risk factors that could materially and adversely affect our business, financial condition, financial performance, regulatory status, reputation, operational performance, results of operations and the market price of our securities. Additional discussion of the risks summarized below, together with other risks that may be material, is contained in the discussion that follows this summary. You should carefully consider all of the risk factors discussed in this Annual Report before making any investment decision.

Risks Related to Our Business and Industry

●	Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature and price of digital assets.

●	Our revenues and net income would likely be adversely affected by any reduction in assets under management (“AUM”), whether as a result of market declines, net outflows or redemptions, each of which would reduce the investment management fees we earn.

●	Digital assets represent a new and rapidly evolving industry, and the market price of our securities may be impacted by the acceptance of Bitcoin and other digital assets.

●	The prices and valuations of digital assets are extraordinarily volatile.

●	We hold stablecoins which are subject to de-pegging risk, reserve adequacy concerns, issuer insolvency and evolving regulatory treatment. A stablecoin issuer’s failure to honor redemption obligations could undermine confidence in digital assets more broadly.

●	Risks may differ between various digital assets and the underlying protocols.

●	Due to a lack of familiarity and some negative publicity associated with digital asset trading platforms, protocols and ecosystems, existing and potential investors, counterparties and regulators may lose confidence in digital asset trading platforms, protocols, ecosystems or exchanges.

●	Our third-party service providers’ failure to safeguard and manage our investors’ funds and/or digital assets could adversely impact our business, operating results and financial condition.

●	Our trading and lending activities expose us to digital asset price fluctuations, counterparty risk, borrower default and exchange outages.

●	Our decentralized finance (“DeFi”) activities carry additional risks including smart contract vulnerabilities, protocol attacks and regulatory enforcement.

●	We may be unable to develop new products and services, or manage effectively the risks associated with new products and services, in a highly competitive and rapidly evolving market, leading to reductions in AUM, revenues, and net income.

●	The accounting rules and regulations that we must comply with are complex and subject to interpretation and promulgation by the Financial Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants (“AICPA”), the SEC, and various other relevant bodies.

●	Application of tax laws and changes to them could adversely impact our financial position and operating results.

●	Changes in the governance of a digital asset network may not receive sufficient support from users and miners or validators, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

●	Because our long-term success depends, in part, on the ability to expand sales to investors inside the United States and other global markets, thereby increasing our AUM, our business is susceptible to risks associated with operations that are international to us.

●	If our reputation is harmed, we could suffer losses in our AUM, revenues and net income.

●	We operate in a highly competitive industry and we may compete against unregulated or less regulated companies in jurisdictions other than those in which we operate and companies with greater financial and other resources and our business, operating results and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

●	Poor investment performance of our products could reduce the level of our AUM or affect sales of our products and negatively impact our revenues and net income.

●	Our investment products, investors and, to the extent of our investment in such investment products, we, could incur losses if the allowance for credit losses, including loan and lending-related commitment reserves, of portfolio-level investments is inadequate or if our expectations of future economic conditions deteriorate.

Risks Related to Legal, Compliance and Regulations

●	The industry that we operate in is highly regulated in the countries in which we operate and any enforcement action or proceeding against us or significant changes in the laws or regulations governing our business or industry could damage our reputation or decrease our AUM, revenues, net income and liquidity.

●	The asset management business is highly regulated and regulators may apply or interpret these regulations with respect to digital assets in novel and unexpected ways.

●	The regulatory landscape for digital assets continues to evolve and how CoinShares will be affected is uncertain.

●	While the SEC has issued an interpretation providing a token taxonomy under which certain categories of digital assets are not securities and addressing how a “non-security crypto asset” may become subject to, and cease to be subject to, an investment contract, a particular digital asset, digital asset transaction, or product or service offering’s status as a security in any relevant jurisdiction may be subject to a high degree of uncertainty.

●	If we are deemed an “investment company” subject to regulation under the Investment Company Act, we may be required to institute burdensome compliance requirements which could make it impractical for us to continue our business as contemplated, which would have a material adverse effect on our business.

●	We currently trade our digital asset holdings primarily on non-U.S. digital asset exchanges, which may subject us to regulatory uncertainty in foreign jurisdictions.

●	We may be classified as a passive foreign investment company now or in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Risks Related to our Operations

●	Our investment management professionals and other key employees are a vital part of our ability to attract and retain investors and the loss of key individuals, or a significant portion of those professionals could result in a reduction of our AUM, revenues and net income.

●	Third parties are subject to credit risk in relation to our Note Programs (as defined below).

●	A substantial portion of the Company’s revenue is derived from the XBT Note Program (as defined below).

●	We may fail to maintain the listing requirements related to our exchange-traded products (“ETPs”).

●	We depend on information technology and any failures of or damage to, attack on or unauthorized access to our information technology systems or facilities or those of third parties with which we do business or that facilitate our business activities, including as a result of cyber-attacks, could result in significant limits on our ability to conduct our operations and activities, costs and reputational damage.

●	Our business is vulnerable to deficiencies and failures in support systems, including data management and customer service functions that could lead to breaches and errors or reputational harm, resulting in loss of investors or claims against us or our subsidiaries.

●	Disruptions in the markets, to market participants and to the operations of third parties whose functions are integral to our exchange-traded fund (“ETF”), ETP and other related investment platforms may adversely affect the prices at which ETFs, ETPs and other related investment platforms trade, particularly during periods of market volatility.

●	Failure to comply with client contractual requirements and/or investment guidelines could result in costs of correction, damage awards and/or regulatory fines and penalties against us and loss of revenues due to client terminations.

●	We primarily trade our digital asset holdings in secondary market transactions on non-U.S. digital asset exchanges that blindly match buyers and sellers, which have been determined to be non-securities transactions by a U.S. federal court.

●	Our information regarding prior performance may not prove to be reflective of future results.

●	The Company and CSIL have identified material weaknesses in its internal control over financial reporting. If the Company is unable to remediate these material weaknesses or properly identify other potential material weaknesses, it could lead to errors in the Company’s financial reporting, which could adversely affect the Company’s business and the market price of the Company’s securities.

Risks Related to the Company’s Securities

●	The requirements of being a public company in the United States may strain the Company’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that result from being a public company in the United States may be greater than we anticipate.

●	The Articles of Association of the Company (the “Articles”) designate Jersey courts as the exclusive forum for certain types of actions and proceedings and the federal district courts as the exclusive forum for Securities Act claims, which could limit shareholders’ ability to choose the judicial forum for disputes with the Company or our directors, officers, shareholders or employees.

●	The Company is an “emerging growth company” and the Company cannot be certain if the reduced reporting and disclosure requirements applicable to “emerging growth companies” will make the Company’s securities less attractive to investors.

●	The Company is subject to reporting requirements. If the Company fails to comply or lacks the appropriate internal controls, it could be subject to sanctions or investigations by the SEC or other regulatory authorities.

●	There is no guarantee that the Warrants will ever be in the money and they may expire worthless. The Warrants may have an adverse effect on the market price of the Ordinary Shares.

As mentioned above, the foregoing is only a summary of the principal risks facing the Company and should be read in conjunction with the more detailed discussion of each risk factor set out in the remainder of this section. Additional risks not presently known to us or that we currently consider immaterial may also adversely affect our business, financial condition, results of operations and the market price of our securities.

Risks Related to Our Business and Industry

Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of digital assets.

Our leading sources of revenue are dependent on digital assets and the broader crypto economy. Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of digital assets. Significant positive or negative changes in digital assets’ prices (whether individually or in the aggregate) will not necessarily result in similar benefit or impairment to our operating results and financial condition. Our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

●	our dependence on offerings that are dependent on digital asset trading activity or valuations, including trading volumes, liquidity and the prevailing trading prices for digital assets, whose trading prices, liquidity and volumes can be highly volatile;

●	our ability to attract, maintain and grow our investor and product base;

●	changes in the legislative or regulatory environment or actions by governments or regulators, including fines orders or consent decrees;

●	legislative or regulatory changes that impact our ability to offer certain products or services;

●	the impact of environmental, social and governance concerns surrounding digital assets;

●	pricing for our products and services;

●	investments we make in the development of products and services as well as technology offered to our ecosystem partners, international expansion and sales and marketing;

●	our utilization of and dependence on centralized digital asset trading platforms and OTC markets that are approved primarily based on our due diligence review;

●	macroeconomic conditions, including increased interest rates, geopolitical tensions and decreased trading in global markets or decreased demand for financial services products generally;

●	disputes with our service providers or regulators, adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

●	the development and introduction of existing and new products and services by us or our competitors;

●	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

●	the timing and amount of non-cash expenses, such as stock-based compensation and asset impairment;

●	system failure or outages, including with respect to third-party digital asset networks, decentralized finance protocols, breaches of security or privacy or any inaccessibility of the third-party digital asset networks or decentralized finance protocols due to our or third-party actions;

●	changes in the overall tax rate for our business, changes in tax laws or judicial or regulatory interpretations of tax laws and any adverse U.S. federal income tax consequences should we be classified as a PFIC (as defined below);

●	changes in accounting standards, policies, guidance and interpretations or principles;

●	changes in requirements imposed on us by regulators or by our counterparties, including net capital requirements imposed by the SEC, the U.S. Financial Industry Regulatory Authority (“FINRA”), the Jersey Financial Services Commission (“JFSC”), the French Financial Markets Authority (Autorité des Marchés Financiers) (“AMF”), the European Securities and Markets Authority (“ESMA”) and other regulatory authorities in the jurisdictions in which we or our broker-dealers operate;

●	our ability to attract and retain talent;

●	our ability to compete with our competitors; and

●	general economic conditions in either domestic or international markets, including the impact of pandemics.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In light of the rapidly evolving nature of our business and the crypto economy, period-to-period comparisons of our operating results may not be meaningful and you should not rely upon them as an indication of future performance. Expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the market price of our securities may increase or decrease significantly.

Our revenues and net income would likely be adversely affected by any reduction in AUM as a result of either a decline in market value of such assets, net outflows or redemptions, each of which would reduce the investment management fees we earn.

We derive a significant portion of our revenue from investment management contracts with authorized participants. Under these contracts, the investment management fees paid to us are generally based on the market value of AUM, which may decline for various reasons. For any period in which revenues decline, our net income and operating profit would likely decline by a greater proportion because a majority of our expenses remain fixed. Factors that could decrease AUM, revenues and net income include the following:

Declines in the market value of AUM in investor portfolios. We cannot predict whether volatility in the markets will result in substantial or sustained declines in the markets generally or result in price declines in market segments in which our AUM are concentrated. Any of the foregoing could negatively impact the market value of our AUM, revenues and net income.

Redemptions and other withdrawals from or shifting among client portfolios. These changes could be caused by investors reducing their investments in CoinShares’ products generally or in the market segments in which we focus; investors taking profits from their investments; and portfolio risk characteristics, which could cause investors to move assets to other investment managers. Furthermore, the fees we earn vary with the types of assets being managed, with higher fees earned on actively managed equity and balanced accounts, alternative asset products and lower fees earned on fixed income, stable value accounts and passively managed products. Our revenues and net income may decline further if investors shift their investments to lower fee accounts, thereby reducing our AUM.

Digital assets represent a new and rapidly evolving industry and the market price of the Company’s securities may be impacted by the acceptance of Bitcoin and other digital assets.

Digital assets built on blockchain technologies were only introduced in 2008 and remain in the early stages of development. The Bitcoin network was first launched in 2009 and Bitcoin was the first cryptographic digital asset created to gain global adoption and critical mass. Cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors, including changes in the regulatory landscape and underpinning technologies and protocols that are difficult to evaluate. Because our results of operations and the market price of the Company’s securities may be closely correlated with the acceptance and perception of Bitcoin and/or other digital assets, the realization of one or more of the following risks could materially adversely affect the market price of the Company’s securities:

●	Bitcoin and other digital assets have only recently become selectively accepted as a means of payment by some retail and commercial outlets and use of digital assets by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for digital asset transactions; process wire transfers to or from digital asset trading platforms, digital asset-related companies or service providers; or maintain accounts for persons or entities transacting in digital assets. As a result, the prices of digital assets are largely determined by speculators and technology validators (e.g., miners), thus contributing to price volatility that makes retailers less likely to accept it as a form of payment in the future;

●	banks may choose to not provide banking services or may choose to cut off banking services, to businesses that participate in digital asset markets, that provide digital asset-related services or that accept digital assets as payment, which could reduce liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as Bitcoin and their or its utility as a payment system, which could decrease the price of digital assets generally or individually;

●	certain privacy-preserving features have been or are expected to be introduced to some digital asset networks and digital asset trading platforms or businesses that facilitate transactions in digital assets, including Bitcoin may be at an increased risk of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks;

●	users, developers and miners may switch to or adopt certain digital assets at the expense of their engagement with other digital asset networks, which may negatively impact those networks, including the Bitcoin network; and

●	in August 2017, the Bitcoin network underwent a hard fork that resulted in the creation of a new digital asset network called Bitcoin Cash. This hard fork was contentious and as a result some users of the Bitcoin Cash network may harbor ill will toward the Bitcoin network. Any future hard fork could be similarly contentious and some users may attempt to negatively impact the use or adoption of the Bitcoin network or other digital asset networks, as may those involved in contentious hard forks of other digital assets.

Digital assets are a new asset class and represent a technological innovation and they are subject to a high degree of uncertainty, as the legal status of digital assets varies between different countries and is very much in transition. The adoption of digital assets will require growth in usage and in blockchain technology generally for various applications. Adoption of digital assets will also require greater regulatory clarity. A lack of sufficient expansion in use of digital assets and blockchain technologies would adversely affect our financial performance. In addition, there is no assurance that digital assets generally will maintain their value over the long term. If growth in the use of digital assets generally occurs in the near or medium term, there is no assurance that such use will continue to grow over the long term. A contraction in use of digital assets may result in increased volatility or a reduction in digital asset prices, which would materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.

The prices and valuations of digital assets are extraordinarily volatile.

Values and valuations of digital assets are and have historically been highly volatile. The value of digital assets is based in part on market adoption and future expectations, which may or may not be realized. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of digital assets, which would adversely affect the success of our business, financial condition and results of operations. A decline in the value of the digital assets that we hold would negatively impact our financial position. A significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of these assets. Speculation regarding future appreciation in the value of a digital asset may inflate and make the price of that digital asset more volatile.

Several factors may affect the price of digital assets, particularly cryptocurrencies, including, but not limited to:

●	global digital asset sentiment and supply and demand, which can be influenced by numerous factors, including the growth or decline of retail merchants’ and commercial businesses’ acceptance of digital assets as payment for goods and services, the security of online digital asset trading platforms and digital wallets that hold digital assets, the perception that the use and holding of digital assets is safe and secure and regulatory restrictions on their use;

●	the development and launch timeline of new digital asset networks and forthcoming upgrades designed to improve network scalability;

●	changes in the software, software requirements or hardware requirements underlying a blockchain network; such as a fork. Forks in the future are likely to occur and there is no assurance that such a fork would not result in a sustained decline in the market price of digital assets;

●	changes in the rights, obligations, incentives or rewards for the various participants in a blockchain network; for example digital assets that rely on miners or validators, sophisticated miner groups may become unduly influential over time if system or bandwidth requirements become too high and where a single personality or entity exerts an outsize influence, an adverse event impacting that individual or entity, such as an insolvency proceeding, could result in a reduction in the price of a digital assets;

●	concentration of ownership in certain digital assets by an individual or small group of holders or those within one or a small number of jurisdictions and/or large sales or distributions by such holders upon the unlocking of tokens could have an adverse effect on the market price of such digital assets;

●	the maintenance and development of the software protocol of digital assets;

●	digital asset trading platforms’ deposit and withdrawal policies and practices, liquidity on such trading platforms and interruptions in service from or failures of such trading platforms;

●	legal and regulatory measures and expected regulatory measures, if any, that affect the use and value of digital assets;

●	judicial pronouncements related to digital assets, including the treatment of digital assets in certain types of insolvencies;

●	the taxation and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions in which we operate;

●	competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies;

●	actual or perceived manipulation of the markets for digital assets;

●	actual or perceived threats that digital assets and related activities, such as mining, have adverse effects on the environment or are tied to illegal activities or, on the other hand, the correlation of the price of certain digital assets to the price of Bitcoin in particular;

●	social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies or listing or other business decisions by digital asset companies relating to specific digital assets;

●	investors’ expectations with respect to the rate of inflation in the economy, monetary policies of governments, trade restrictions and currency devaluations and revaluations;

●	investors’ overall confidence in the digital asset protocols and their ecosystems and the safety and reliability of digital asset service providers, notably its trading platforms and market infrastructures; and

●	activities of stablecoin issuers, the ability of stablecoin issuers to substitute underlying assets to back the stablecoins or the decline in value of those underlying assets and future actions relating to the regulatory or accounting treatment of stablecoins.

Additionally, some purportedly decentralized digital assets may be more centralized than widely believed or may become more centralized over time, increasing the risk that an adverse event impacting an individual personality or entity could result in a reduction in the price of digital assets. While digital assets networks are typically decentralized and do not need to rely on any single government or institution to create, transmit and determine value, in reality a single personality or entity may have the ability to exert centralized authority over a network.

Some digital assets may be more difficult to value than other investments as they may be perceived to lack intrinsic value, do not confer any underlying claim on income or profits, do not constitute a liability that requires repayment and/or may not have a liquid or transparent trading market. For example, some digital asset trading platforms have created their own digital assets and used them in opaque and potentially fraudulent manners to facilitate transactions and trading relationships. Certain digital assets are thinly traded or have limited to no liquidity, making it difficult to ascertain the true value of such assets. We may not be able to sell a digital asset promptly or at a reasonable time or price. Although there may be an institutional market for certain digital assets, it is not possible to predict exactly how the market for such assets will develop or whether it will continue to exist. A digital asset that was liquid at the time of purchase may subsequently become illiquid and its value may decline as a result.

There is no assurance that digital assets (notably cryptocurrencies) will maintain their long-term value in terms of purchasing power in the future, or that acceptance of digital assets for payments by mainstream retail merchants and commercial businesses will continue to grow. Only a limited number of digital assets, including Bitcoin, have become sometimes accepted as a means of payment for some goods and services, and use of digital assets by consumers to pay at retail and commercial outlets remains very limited. In part, this is because digital assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. A lack of expansion by digital assets into retail and commercial markets, or a contraction of such limited use as has developed to date, may result in increased volatility or a reduction in the value of that digital asset or digital assets generally, which has in the past, and could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.

We hold stablecoins which are subject to de-pegging risk, reserve adequacy concerns, issuer insolvency and evolving regulatory treatment. A stablecoin issuer’s failure to honor redemption obligations could undermine confidence in digital assets more broadly.

There are also volatility risks related to stablecoins, which are designed to have a relatively stable price relative to an underlying physical asset, most commonly a fiat currency, such as U.S. dollars or an exchange-traded commodity. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in reserve accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer at par. The issuers of certain stablecoins currently retain broad discretion to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins and to substitute assets other than the fiat currency that is initially deposited. The composition of backing assets varies considerably across popular stablecoins, with some stablecoins backed entirely by off-chain assets including cash or short-term, highly liquid assets and others backed by assets significantly less liquid than cash or cash equivalents. For example, Circle, which issues USDC, reports that it holds cash and short-term cash equivalents to back its USDC stablecoins. Meanwhile, Tether, which issues USDT, publishes a report on a quarterly basis which includes a breakdown of the consolidated total assets comprising its reserves backing USDT as of a given reporting date and according to such reports, its reserves have included commercial paper and certificates of deposit, cash and bank deposits, reverse repo notes, money market funds, treasury bills, secured loans, corporate bonds, funds and precious metals and other investments (including digital tokens). We regularly transact in and hold stablecoins. While stablecoins are meant to maintain a stable value, stablecoins are not risk-free and are not immune to fluctuations in price. A range of factors may cause stablecoins to depeg from the pegged value, including supply and demand, market volatility, market confidence and adoption, liquidity risk and technology risk. Further, a lack of applicable law and regulation has afforded discretion to certain stablecoin issuers to determine the composition and amounts of assets backing those stablecoins. There is a risk that an issuer may be unable to liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. In extreme cases, such as a request to immediately redeem all or substantially all of a particular stablecoin in circulation, even stablecoins backed by reserves comprised primarily of cash and cash equivalents may be subject to instability or an inability of the stablecoin issuer to meet all redemption requests, as the market for short-dated U.S. government obligations might not be sufficiently price stable. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar stablecoins such as USDT and USDC. For example, according to reports, Circle had more than $3 billion of its USDC reserve funds on deposit at SVB which became temporarily inaccessible when SVB was placed into FDIC receivership in March 2023. Although these funds were ultimately made available, concerns related to Circle’s access to these funds caused USDC to temporarily fall below its $1.00 peg and the total market capitalization of USDC decreased following this temporary de-pegging. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the crypto economy, causing the prices of other stablecoins and digital assets to become more volatile.

Some have argued that some stablecoins, particularly USDT, are (or at least were previously) improperly issued without sufficient backing and have also argued that those associated with certain stablecoins may be involved in laundering money. Volatility in stablecoins operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins or regulatory concerns about stablecoin issuers or intermediaries, such as digital assets’ spot markets, that support stablecoins, could have a significant impact on the global crypto market and may adversely affect our business.

Because stablecoins purport to be backed by underlying reserve assets, a fundamental issue in the event of the bankruptcy or insolvency of the issuer of a given stablecoin is which party possesses beneficial ownership of the underlying reserve assets: the holder of the stablecoin or the issuer. If a particular stablecoin were structured in a manner that entitles its holder only to a contractual right to payment from the issuer (even if such payments are to be derived from the underlying assets), then the assets underlying the stablecoins may be considered to be the property of the issuer’s bankruptcy estate, such that all of the issuer’s creditors would be entitled to their pro rata share of such assets, with the stablecoin holder being treated as an unsecured creditor of the issuer. In such an event, if the issuer were to have insufficient funds or assets to satisfy the claims of its creditors, then the holder of a stablecoin would likely receive only a partial recovery and not the full purported value of its stablecoin holdings. Conversely, if a particular stablecoin were structured in a manner that entitles its holder to absolute beneficial ownership of the underlying reserve assets, whereby the issuer holds bare legal or beneficial title to the underlying assets but has no beneficial interest or property rights in such assets, then the holders would likely have a stronger claim on the underlying assets in the event of a bankruptcy or insolvency of the issuer. However, due to the novelty of stablecoins, courts have not yet tested this or considered the treatment of underlying reserve assets in the context of a bankruptcy or insolvency of a stablecoin issuer and there can be no certainty as to a court’s determination in such circumstances.

Risks may differ between various digital assets and their underlying protocols.

We may offer products that reference a wide variety of digital assets, and some of those individual digital assets may have risks that are not comparable to risks of other digital assets. Digital asset’s characteristics such as the reputation of the founders, the robustness of the underlying protocol, the individual investment thesis (often referred to as “tokenomics”), the number of developers involved in the protocol development, the use cases, the cyber security, the level of decentralization and the adoption rate of the protocol are all important to the liquidity and price of a specific digital asset and, by extension, of the product tracking such digital asset. Although digital assets’ prices may be correlated, many of their risks are not, and as a result, risks to a single digital asset may not impact other similar assets. Any of the above factors for a single digital asset could have a material adverse impact on the price of the relevant digital asset and thus on the price of the relevant product.

Due to a lack of familiarity and some negative publicity associated with digital asset trading platforms, protocols and ecosystems, existing and potential investors, counterparties and regulators may lose confidence in digital asset trading platforms, protocols, ecosystems or exchanges.

Since the inception of the crypto economy, numerous digital asset trading platforms have been sued, investigated or shut down due to fraud, manipulative practices, business failure and security breaches. In many of these instances, customers of these platforms were not compensated or made whole for their losses. Larger platforms are more appealing targets for hackers and malware and may also be more likely to be targets of regulatory enforcement actions. For example, in 2022 and 2023, each of Celsius Networks, Voyager Digital, Three Arrows Capital, FTX and Genesis declared bankruptcy. In particular, in November 2022, FTX — which was at the time one of the world’s largest and most popular digital asset trading platforms — became insolvent and it was revealed that the platform had been misusing customer assets, resulting in a loss of confidence in participants of the crypto economy and negative publicity surrounding crypto more broadly.

Further, in June 2023, the SEC initiated lawsuits against Coinbase and Binance alleging, among other things, that such firms were operating as unregistered securities exchanges in the United States and identifying a number of digital assets that the SEC alleges to be unregistered securities. In addition, in November 2023, the SEC filed a complaint against Kraken and brought similar charges, including an allegation that Kraken operated as an unregistered securities exchange, brokerage and clearing agency. In February 2025, a 60-day stay was granted in the SEC’s lawsuit against Binance in response to a joint request by both the SEC and Binance, which acknowledged that the SEC’s newly formed Crypto Task Force’s focus on developing a federal securities laws framework for digital assets may resolve the case. In February 2025, Coinbase and the SEC entered into a court-approved joint stipulation to dismiss the SEC’s lawsuit with prejudice. In March 2025, Kraken and the SEC jointly dismissed the SEC’s lawsuit with prejudice. Several other digital assets market participants have also announced that the SEC informed them that the SEC was terminating its investigation or enforcement action into their firm. In November 2023, Binance pleaded guilty to the Justice Department’s investigations into violations relating to the Bank Secrecy Act (“BSA”), failure to register as a money transmitting business and the International Emergency Economic Powers Act and the founder of Binance pleaded guilty to failing to maintain an effective anti-money laundering (“AML”) program in violation of the BSA. As part of the settlement, Binance separately reached resolutions with the CFTC, FinCEN and OFAC; however, its case against the SEC’s allegations remains ongoing and Coinbase and Kraken have also denied the SEC’s allegations. The Justice Department in April 2025 issued a memorandum indicating that it will prioritize cases related to digital assets’ use in crimes of fraud, terrorism, drugs and human trafficking organized crime, hacking and gang financing, while other sorts of cases related to digital assets will be deprioritized. As a result, the outcome of these lawsuits and other lawsuits (to the extent not yet dismissed), their effect on the broader crypto economy and the reputational impact on industry participants, remain uncertain and notwithstanding the foregoing, there can be no guarantee that the SEC will not bring similar claims involving these or other digital assets in the future.

In addition, there have been reports that a significant amount of trading volume on digital asset trading platforms is fabricated and false in nature. Such reports may indicate that the market for digital asset trading platform activities is significantly smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the crypto economy and the closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, hackers or malware or government mandated regulation and associated losses suffered by customers may reduce confidence in the crypto economy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on our reputation, financial condition and our business.

Our and our third-party service providers’ failure to safeguard and manage our and our investors’ funds and/or digital assets could adversely impact our business, operating results and financial condition.

We may from time-to-time deposit, transfer and hold in custody with third-party custodians, customer funds and digital assets. These include regulated digital asset custodians (used by us for custody), exchanges (used by us for trading activities) and fixed income counterparties (on which we generate yield). Our policies, procedures, operational controls and controls over financial reporting are designed to protect us from material risks surrounding commingling of assets, conflicts of interest and the safeguarding of digital assets and customer funds deposited, transferred or held in custody with third-party custodians across jurisdictions. In addition, our security technology is designed to prevent, detect and mitigate inappropriate access to our systems, by internal or external threats.

Our Know Your Customer (“KYC”) and AML onboarding processes are designed to verify the identity of our customers, manage associated risks and prevent offers and sales of some digital assets and other products and services to certain persons. We have tailored our AML and KYC protocols to each of our business lines. For example, in our asset management business, our funds typically outsource AML and KYC to an industry-standard fund administrator, which requires all investors to undergo a due diligence process similar to that of broker-dealers and when dealing with our lending counter-parties, we rely on our in-house compliance team, with in-house personnel collecting documentation required for onboarding, which performs AML due diligence using those materials.

While we have implemented certain processes with respect to our KYC and AML measures, due to the nature of the digital assets industry and technology, including the pseudonymous nature of blockchain transactions, we may inadvertently or without our knowledge engage in transactions with persons named on OFAC’s Specially Designated Nationals list or other blocked or sanctioned persons in connection with our interactions with a blockchain. Further, fraudulent and illegal transactions and prohibited status could be difficult or impossible for us and our partners, suppliers and vendors to detect in some circumstances. Certain blockchain nodes we may interact with, or that our users may rely upon, do not implement OFAC sanctions screening. Transactions broadcast through such nodes could be processed without regard to U.S. sanctions restrictions, which may create heightened legal, compliance, and reputational risks for us. Regulators may view this exposure unfavorably, which could result in investigations, fines, or restrictions on our activities.

Therefore, there can be no assurance that our AML and KYC protocols will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by CoinShares’ affiliates, employees, directors, officers, partners, agents and service providers, in connection with our operations. In the event that our AML and KYC protocols are insufficient to prevent or detect such instances, we could become subject to legal proceedings, inquiries, examinations, investigations and other regulatory or civil actions, which may subject us to, among other things, fines, penalties and monetary settlements.

As our business continues to grow, we intend to continue to strengthen our associated internal controls and ensure that our third-party custodians and other service providers do the same. Our success and the success of our product offerings require significant confidence in our and our third-party service providers’ ability to properly custody and manage digital asset balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our third-party service providers’ operations, liquidity and financial condition for the proper custody, maintenance, use and safekeeping of these customer assets. Any material failure by us or such third-party service providers to maintain the necessary controls, policies, safeguarding procedures, perceived or otherwise or to manage the digital assets we or they hold for or on behalf of our customers or for our own investment and operating purposes could also adversely impact our business, operating results and financial condition. Further, any material failure by us or our third-party service providers to maintain the necessary controls or to manage customer digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our and our third-party service providers’ products and services and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results and financial condition.

Furthermore, it is possible that hackers, employees or service providers acting contrary to our or our third-party custodians’ policies or others could circumvent these safeguards to improperly access our systems or documents or the systems or documents of our third-party service providers or agents and improperly access, obtain and misuse customer digital assets and funds. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Our and our third-party custodians’ insurance coverage for such impropriety is limited and may not cover the extent of loss nor the nature of such loss, in which case we may be liable for the full amount of losses suffered, which could be greater than all of our assets. Our and our third-party custodians’ ability to maintain insurance is also subject to the insurance carriers’ ongoing underwriting criteria. Any loss of customer funds or digital assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors and regulatory investigations, inquiries or actions. Additionally, transactions undertaken through electronic channels may create risks of fraud, hacking, unauthorized access or acquisition and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted customers and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses and adversely impact our brand, reputation, business, results of operations, financial condition and prospects.

Our business relies on third-party service providers and subjects us to risks that we may not be able to control or remediate.

Our operations could be interrupted if our third-party service providers experience operational or other systems difficulties, terminate their services or fail to comply with regulations. We outsource some of our operational activities and accordingly depend on relationships with many third-party service providers. Specifically, we rely on third parties for certain services, including, but not limited to, legal, accounting, custodian and other financial operations, trade related activity, IT infrastructure and systems, trade reconciliation and margin and collateral movement. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. For example, communications between users, applications, and blockchain networks depend on internet infrastructure that may be vulnerable to interception. A malicious third party could attempt to compromise or alter transaction data, delay execution, or redirect traffic by conducting a man-in-the-middle attack. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. In addition, such activity could result in unauthorized transactions, user losses, and reputational damage to our platform. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service. As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches or terminate their services and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period, our business, financial condition and results of operations could be adversely affected. Should we be required to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

Our trading and lending activities expose us to digital asset price fluctuations, counterparty risk, borrower default and exchange outages.

We undertake a range of trading and lending activities related to digital assets. Our trading and lending activities expose us to digital asset price fluctuations, counterparty risk, borrower default and exchange outages. We lend or may lend Bitcoin (BTC), Ether (ETH), Ripple (XRP), Solana (SOL) and such other digital assets as may be agreed with the relevant borrower from time to time, and our exposure is not limited to any single digital asset. Should our trading activities be compromised by either technological or human error, this could lead to the loss of revenues and/or digital assets which would, in turn, have a detrimental impact upon our financial performance. While controls are in place to minimize directional risk in our trading activities, significant market movements can disrupt the wider ecosystem to the extent where losses may be suffered. This includes among others stable coins de-pegging, or counterparties to which we have exposure defaulting on their obligations.

Furthermore, it is possible that counterparties and exchanges, during periods of high volatility in the digital asset markets, may experience outages, liquidity shortfalls or other challenges. This might lead to the loss of revenues and/or digital assets which would, in turn, have a detrimental impact upon our financial performance. Due to the current counterparty risk associated with digital asset exchanges, we are exposed to a risk of undertaking trading and/or lending activities with such counterparties on such venues, which ultimately can lead to losses of assets which may not be recoverable.

Additionally, the trading activities are undertaken in part to hedge liabilities arising from the issuance of the CoinShares XBT Provider AB (Publ)’s (“CoinShares XBT Provider”, “CoinShares XBT Provider AB”, “XBT CoinShares”, “XBT Provider”, “XBT”, “XBT CS”, “CS XBTP” or “CoinShares XBTP”, as the context requires) products. The exchanges and counterparties with which we interact may suffer from outages or any number of related issues that could prevent execution of trades required to maintain the hedge position. This could in turn lead to a potential adverse impact on our financial position.

Should errors in the monitoring of the trading or lending activities occur through either technological or human error, directional or counterparty risk may inadvertently arise, which may result in us becoming exposed to price fluctuations of the digital asset holdings and positions.

Risks associated with our DeFi activities could result in having an adverse impact on the financial results of our group.

We explore commercial activities with DeFi, engaging in activities that are designed to generate yield and staking gains (see “— We may suffer losses due to staking, restaking, delegating, and other related services” and “— The staking rewards generated by the ETPs under the XBT Physical ETP Program and/or the CoinShares Physical ETP Program may be subject to fluctuation, impacting the commercial viability of these products”) through participation in a range of DeFi protocols, which exposes us to operational risks. DeFi related activities carry risks which are similar to those of digital assets in a broader sense, as the technology on which they are built is oftentimes subject to attacks from bad actors or may be built upon unreliable code which can ultimately lead to the misappropriation or decline in value of assets deployed into such protocols. We are also dependent, in part, upon the information-technology infrastructure of third-party exchanges, custodians, blockchain validators, and DeFi protocols. These counterparties may experience cyber-attacks, internal control failures, fraud, insolvency, or regulatory enforcement that could freeze, delay, or permanently impair access to our holdings or the yield we expect to generate from on-chain activities.

Despite ongoing work in relation to our control environment, our involvement within the DeFi space entails risks which could result in events which would have an adverse impact on our financial results.

We may be unable to develop new products and services and the development of new products and services may expose us to additional costs or operational risk.

Our financial performance depends, in part, on our ability to develop, market and manage new investment products and services. The development and introduction of new products and services require continued innovative efforts on our part and may require significant time and resources as well as ongoing support and investment. Substantial risk and uncertainties are associated with the introduction of new products and services, including the implementation of new and appropriate operational controls and procedures, shifting client and market preferences, the introduction of competing products or services and compliance with regulatory requirements. New investment products often must be in the market-place for three or more years in order to generate the track records required to attract significant AUM inflows. Increasingly, clients and intermediaries are looking to investment managers to be able to deliver investment outcomes tailored to particular circumstances and needs and to augment traditional investment management products and services with additional value-added services. A failure to continue to innovate and introduce successful new products and services or to manage effectively the risks associated with such products and services may impact our market share relevance and may cause our AUM, revenues and net income to decline.

Because our long-term success depends, in part, on the ability to expand sales to investors inside the United States and other global markets, thereby increasing our AUM, our business is susceptible to risks associated with operations that are international to us.

We currently have subsidiaries, issuers and/or operations in jurisdictions such as Jersey, Sweden, the U.K., Switzerland, Ireland, France and the United States. We plan to enter into additional markets or increase our presence in the markets in which we currently operate around the world and any inability or failure to adequately exploit opportunities for expansion may harm our business and our adversely affect our revenue. For example, to date, we have a limited operating history inside North America and we expect to significantly increase our market presence and customer base in North America, in particular inside of the United States. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. As we continue to expand our business and investor base inside the United States and other global markets, we will be increasingly susceptible to risks associated with our international operations. These risks and challenges include:

●	difficulty establishing and managing international operations and the increased operations, travel, infrastructure and legal and compliance costs associated with locations in different countries or regions;

●	the need to understand and comply with laws, regulations and customs in multiple jurisdictions, including laws and regulations governing broker-dealer practices, some of which may be different from or conflict with, those of other jurisdictions and which might not permit us to operate our business or collect revenues in the same manner as we do in such other jurisdictions;

●	our interpretations of local laws and regulations, which may be subject to challenge by local regulators;

●	difficulties or delays in obtaining and/or maintaining the regulatory permissions, authorizations, licenses or consents that may be required to offer certain products in one or more markets;

●	difficulties in managing multiple regulatory relationships across different jurisdictions on complex legal and regulatory matters;

●	if we were to engage in any merger or acquisition activity internationally, this is complex and would be new for us and subject to additional regulatory scrutiny;

●	the need to vary products, pricing and margins to effectively compete in international markets;

●	the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country;

●	increased competition from local providers of similar products and services;

●	the challenge of positioning our products and services to meet a demand in the local market (also known as “product-market fit”);

●	the ability to obtain, maintain, protect, defend and enforce intellectual property rights abroad;

●	the need to offer indirect investor support and other aspects of our offering (including websites, articles, blog posts and customer support documentation) in various languages;

●	compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act and equivalent anti-bribery and anti-corruption requirements in local markets, by us, our employees and our business partners and the potential for increased complexity due to the requirements on us as a group to follow multiple rule sets;

●	complexity and other risks associated with current and future legal requirements in other countries, including laws, rules, regulations and other legal requirements related to cybersecurity and data privacy frameworks and labor and employment laws;

●	the need to enter into new business partnerships with third-party service providers in order to provide products and services in the local market, which we may rely upon to be able to provide such products and services or to meet certain regulatory obligations;

●	varying levels of internet technology adoption and infrastructure and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries;

●	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of certain currencies;

●	taxation of our international earnings and potentially adverse tax consequences due to requirements of or changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

●	political or social unrest or economic instability in a specific country or region in which we operate.

We may not be able to penetrate or successfully operate in the markets, including North America, we choose or aspire to enter. In addition, we may incur significant expenses as a result of our international operations and we may not be successful. We may launch products that lack local product-market fit, face local competition from pre-existing companies offering similar products and/or face limited brand recognition, any of which could lead to non-acceptance or delayed acceptance of our products and services by customers in new markets. Product adoption and growth rates may vary significantly across different markets. We are subject to income taxes and other taxes in the countries in which we transact or conduct business and such laws and tax rates vary by jurisdiction. We are subject to review and audit by U.S. federal, state, local and non-U.S. tax authorities. Such tax authorities may disagree with tax positions we take and if any such tax authority were to successfully challenge any such position, our financial condition or results of operations could be materially and adversely affected. Our failure to successfully manage these risks or any failure to quickly exploit any opportunity for international expansion could harm our international operations in the markets we choose to enter and have an adverse effect on our business, financial condition and results of operations.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics. If financial accounting standards undergo significant changes, our operating results could fluctuate.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls and many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. Further, there remains relatively limited precedent for the financial accounting of crypto assets and related valuation and revenue recognition, even while the crypto ecosystem continues to evolve rapidly, leading in some cases to related accounting standards becoming quickly outdated. Moreover, a change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, on March 31, 2022, the staff of the SEC issued Staff Accounting Bulletin (“SAB”) No. 121 (“SAB 121”), which represented a significant change regarding how a company safeguarding crypto assets held for its platform users reports such crypto assets on its balance sheet and required retrospective application as of January 1, 2022. In January 2025, the staff of the SEC issued SAB No. 122 (“SAB 122”), which rescinds the previously-issued interpretive guidance included within SAB 121.

Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and may retroactively affect previously reported results and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and our business, operating results, and financial condition.

Application of tax laws and changes to them could adversely impact our financial position and operating results.

Through various of our subsidiaries, we currently operate in a number of jurisdictions, including Jersey, France, the UK, U.S. and Sweden. The tax laws that apply to us may vary across the jurisdictions in which we operate and may be subject to changes and potentially conflicting application and interpretation. For example, under our current transfer pricing model, management fees derived from the XBT Note Program are distributed to various entities within our group in exchange for services provided to support the XBT Note Program. These services and arrangements are outlined in a series of intra-group service level agreements (“SLAs”). Given that the entities in question are in Jersey and the UK, consideration has been given to the transfer pricing implications of the SLAs, with advice having been sought on the arrangements from external advisors. There is however a risk that the transfer pricing policies operating within our group could be challenged by fiscal authorities and potentially lead to a need to apply a new transfer pricing approach, which may result in higher tax rates for our group than would otherwise be the case, both going forward and potentially retrospectively. A challenge of our group’s tax treatment may lead to the relevant tax authority deciding to tax a group company on income that, in the opinion of that particular tax authority, should have arisen in its country of authority, rather than in the country where the tax item has been booked by us. This may lead to reallocations in revenue streams within our group, potentially to a jurisdiction that has a higher tax rate, which in turn would increase our group’s overall tax burden. Incorrect reporting of taxes, regardless of whether it was made unintentionally, is in most jurisdictions subject to tax penalties. Disputes with tax authorities are often lengthy and often require costly professional advice.

The tax legislation regarding our operations is not well defined and existing tax legislation rarely caters for/takes into consideration the nature of digital assets such as crypto currencies. There are initiatives being taken on an international level to try and regulate this type of business area. One initiative which is being discussed on an international level is introducing a minimum level corporate tax rate, regardless of business conducted, which will impact a large number of entities in various jurisdictions and as such also our Group’s operations. Given these factors, taken together with the fact we and much of our group currently operates in a low tax environment due to its domicile in Jersey, it is likely that the overall effective tax rate of our group will increase going forward. Furthermore, our GST/VAT position is based on our conduct as a GST/VAT exempt business. Should the application/interpretation of these rules change our tax position in relation to these taxes may be materially different compared to today.

Tax laws and regulations, including statements from tax authorities, may be subject to interpretation by local public entities and may change with short notice, and could imply that our group must reassess its interpretation and application of such rules. This could have an impact on the tax framework applicable to our group, including, for example, in the event of our classification as a PFIC. It is also likely that companies that operate in the digital asset industry will be subject to a heightened level of tax audits given the novel nature of the industry. Tax audits may result in the imposition of additional tax or denied deductions, for example in relation to historical intra-group transactions or cross-border transactions. Several tax matters require significant judgment by management and the board of directors, and there may be transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the final tax outcome may differ from the amounts reported in our group’s financial statements and may adversely affect our group’s financial results in the period or periods for which such determination is made.

Changes in the governance of a digital asset network may not receive sufficient support from users and miners or validators, which may negatively affect that digital asset network’s ability to grow and respond to challenges.

The governance of decentralized networks, such as the Bitcoin and Ethereum networks, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Bitcoin network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and miners (or other types of technological validators) adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset. As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

We are subject to risks associated with amendments to a digital asset’s protocol and “forking”.

Digital assets’ protocols are open source, consensus-based technologies. This means that the digital asset community (generally a group of core developers but it may also include other members such as miners and digital assets’ holders) are unofficially responsible for the periodic releases of updates to the protocol’s source-code. It also means that various members of the protocol may make proposals for a wide variety of updates and changes to the digital asset protocol’s code.

Such updates and changes are only effective if accepted by users, miners, wallets and companies which collectively have a prescribed majority of the processing power on the network at the relevant time. Disputes around such updates and changes can and do arise. If a change is not accepted by the community, then it is possible that those proposing the change can copy the protocol’s records at the time of the change and use that to run a new network with their proposed changes. This is known as a “fork” in the digital asset network, whereby one network (and the digital assets associated with it) will run the pre-modification source-code and the other network (and its associated digital assets) will run the modified source-code.

Holders of the underlying digital asset before a forking event will technically own each of the resulting digital assets, which shared a common transaction history before the fork. Which of such resulting digital assets may thereafter be recognized by the community as being (the true or real) can often be difficult to determine for a period of time following such fork. Bitcoin exchanges have a particularly significant function to play in the determination in such regard. A new digital asset resulting from a fork may also change the speed at which new blocks are added to the blockchain, which can result in a distortion of the consensus mechanism with which each digital asset is created subsequent to the fork.

Forks can create significant uncertainty around the functioning of both the existing and the new network (as well as around the value of the digital assets associated with those networks) which results in the creation of a new digital asset which can present a number of operational difficulties and can even jeopardize the functioning of the protocol. Such uncertainty can affect the ability of the underlying network to function as well as the price discovery of both the existing and new digital assets. As a result, a fork may affect the listing and price in any relevant class of our ETPs.

Furthermore, we have discretion over whether and how to distribute the proceeds of any fork that may arise from the receipt of the new digital asset associated with the fork; it may not be practical or possible for us to distribute such proceeds to investors.

We have discretion over how to treat any new digital asset created by a hard fork.

If a permanent fork were to occur with respect to an underlying digital asset, we could hold in respect of a class of ETP amounts of the original and the new digital asset as a result. In that event, we will have discretion on how to handle any distribution of such new underlying asset. We could choose (i) to adjust the rights of the ETP so that such new digital asset will constitute an additional underlying digital asset in respect of such ETP; (ii) to sell such new digital asset, invest the proceeds in the original underlying digital asset and then adjust the coin entitlement of such ETP; (iii) to sell such new digital asset, distribute the proceeds to investors on a pro rata basis; (iv) to distribute such new digital asset to investors on a pro rata basis to their holdings of ETPs, (v) to create and distribute a new class of ETP with the new digital asset as an underlying digital asset or (vi) to surrender, discard or dispose of such new digital asset for its own benefit. It is uncertain whether the value of any such distribution would equal the change in the value of the ETPs resulting from such distribution.

It may be necessary for the listing in any relevant class of the ETPs to be suspended for a period while the determination of the digital asset which is accepted as continuing to be the “true” digital asset is undertaken. The need for any such suspension is considered to be a reflection of the market dynamics for the underlying digital asset, rather than a deficiency to which we are uniquely subject.

It may not be possible, or desirable, for us to apply for listing of any new class of ETPs referenced to a new digital asset resulting from a fork. Consequently, a permanent fork could materially and adversely affect the value of ETPs.

The failure or negative performance of products offered by competitors may have a negative impact on similar CoinShares products irrespective of our performance.

Certain competitors offer similar products to those offered by us and the failure or negative performance of competitors’ products could lead to a loss of confidence in our similar products, irrespective of the performance of our products. Any loss of confidence in a product type could lead to withdrawals, redemptions and liquidity issues in such products, which could have a material adverse effect on our AUM, revenues and net income or liquidity.

If our reputation is harmed, we could suffer losses in our AUM, revenues and net income.

Our business depends, in part, on earning and maintaining the trust and confidence of investors, other market participants and regulators and our good reputation is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control and costly or impossible to remediate. Regulatory inquiries, investigations or findings of wrongdoing, intentional or unintentional misrepresentation of our products and services in regulatory filings, product literature, advertising materials, public relations information, social media or other external communications, operational failures (including portfolio management errors or cyber breaches), employee dishonesty or other misconduct and rumors, among other things, can substantially damage our reputation, even if they are baseless or eventually satisfactorily addressed.

Our business also requires us to continuously manage actual and potential conflicts of interest, including situations where our services to a particular client conflict or are perceived to conflict with the interests of other clients or our own interests. The willingness of clients to enter into transactions in which such a conflict might arise may be affected if we fail — or appear to fail — to deal appropriately with conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions.

We have policies, procedures and controls that are designed to address and manage these risks; however, effective procedures and controls can only provide reasonable assurance of achieving their objectives. If our policies, procedures or controls fail, our reputation could be damaged. Any damage to our reputation could impede our ability to attract and retain clients and key personnel and lead to a reduction in the amount of our AUM, any of which could have a material adverse effect on our revenues, net income or liquidity.

We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources and our business, operating results and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The crypto economy is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad and both those that focus on traditional financial services and those that focus on crypto-based services.

We believe our primary source of competition to date has been from companies, in particular those located outside the United States, who are either subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions or have interpreted the regulatory requirements to which they are subject in a manner that is different from our interpretation. Some of such companies’ business models rely on being unregulated or only regulated in a small number of lower compliance jurisdictions, while also offering their products in highly regulated jurisdictions, without necessarily complying with the relevant regulatory requirements in such jurisdictions.

To date, encouraged by limited but growing enforcement by U.S. and foreign regulators, many of these competitors have been able to operate from offshore while offering large numbers of products and services to consumers, including in the United States, Europe and other highly regulated jurisdictions, without complying with the relevant licensing and other requirements in these jurisdictions and seemingly without penalty. Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition and results of operations.

In recent years, our commitment to compliance and the attendant customer-facing requirements, including customer due diligence requirements, may have had a competitive impact on us as these unregulated or less compliance-focused competitors have attracted more business. We also have expended significant managerial, operational and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate and expect to continue to incur significant costs to comply with these requirements, which these unregulated or less regulated competitors have not had to incur.

Additionally, due to the broad nature of our products and services, we also compete with and expect additional competition from traditional financial services companies. We also face competition from companies that may target a wider range of customers, including retail customers, which could result in such competitors gaining broader recognition and market acceptance relative to our primarily institutional customer approach.

The rapid pace of blockchain innovation means that new products are constantly emerging. Keeping pace will require investment in technology adoption and development. Many innovative start-up companies and larger companies have made and continue to make significant investments in research and development and we expect these companies to continue to develop similar or superior products and technologies that compete with our products. Further, more traditional financial and non-financial services businesses may choose to offer crypto-based services in the future as the digital assets industry grows and as greater legal and regulatory certainty emerges. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources or may otherwise have certain competitive advantages over us.

Our existing competitors have and our potential competitors are expected to have competitive advantages over us, such as:

●	the ability to offer products and services that we do not support or offer (due to constraints from regulatory authorities, our banking partners and other factors);

●	greater name recognition, longer operating histories, larger customer bases and larger market shares;

●	larger sales and marketing budgets and organizations;

●	more established marketing, banking and compliance relationships;

●	greater customer support resources;

●	greater resources to make acquisitions;

●	lower labor, compliance, risk mitigation and research and development costs;

●	larger and more mature intellectual property portfolios;

●	greater number of applicable licenses or similar authorizations;

●	established core business models outside of the industries that we operate in, allowing them to operate on lesser margins or at a loss;

●	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings;

●	substantially greater financial, technical and other resources;

●	timelier introduction of new technologies;

●	preferred relationships with suppliers, including hardware for High Frequency Trading solutions and other equipment; and

●	better access to lower latency.

If we are unable to compete successfully or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.

Poor investment performance of our products could reduce the level of our AUM or affect sales of our products and negatively impact our revenues and net income.

Our investment performance is critical to the success of our business. Strong investment performance often stimulates sales of our products. Poor investment performance (on a relative or absolute basis) as compared to third-party benchmarks or competitive products has in the past led and could in the future lead, to a termination of investment management agreements, a decrease in sales of our products or stimulate redemptions from existing products, each of which could lower the overall level of AUM, reduce our management fees and negatively impact our revenues and net income. There is no assurance that past or present investment performance in our products will be indicative of future performance. If we fail or appear to fail, to address successfully and promptly the underlying causes of any poor investment performance, we may be unsuccessful in reversing such underperformance, which could result in client loss or redemptions and the loss of future business prospects, both of which would negatively impact our revenues and net income.

The lack of soundness of other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We and the products that we manage have exposure to many different counterparties and routinely execute transactions with counterparties in the financial services industry. Many of these transactions expose us and/or our products to credit risk in the event of default of their counterparties. While we regularly conduct assessments of such risk posed by counterparties, an event of default may occur due to market factors, such as sudden swings in the financial and credit markets that may occur swiftly and without warning. Such event of default could produce a financial loss for CoinShares and in some cases for the products we manage, ultimately impacting our clients or the client portfolios we manage.

Competitive pressures may force us to reduce the fees we charge to clients, which could reduce our profitability.

The investment management business is highly competitive and rapidly evolving and we compete based on a variety of factors, including investment performance, range of products offered, brand recognition, business reputation, financial strength, stability and continuity of client and financial intermediary relationships, quality of service, level of fees charged for services and the level of compensation paid and distribution support offered to financial intermediaries. We continue to face market pressures regarding fee levels in many products, including low fee, passively managed products that compete with our actively managed products.

Our competitors include many investment management firms and other financial institutions. Many of these institutions have greater capital and other resources and offer more comprehensive lines of products and services than we do. There are relatively few barriers to entry by new investment management firms and the successful efforts of new entrants around the world have also resulted in increased competition. Further, our competitors may increase their market share to our detriment by reducing fees. The increasing size and market influence of certain distributors of our products and of certain direct competitors may have a negative impact on our ability to compete at the same levels of profitability in the future.

In addition, technology is subject to rapid advancements and changes and our competitors may, from time to time, implement newer technologies or more advanced platforms for their services and products, including digital advisors, low cost, high speed financial applications and services and investment platforms based on AI and other advanced electronic systems, which could adversely affect our business if we are unable to remain competitive.

We may suffer losses due to staking, restaking, delegating and other related services.

Blockchain networks which utilize Proof-of-Stake (“PoS”) or similar consensus mechanisms to validate transactions enable holders of certain digital assets to stake or delegate those assets with validator nodes to secure the network and participate in transaction validation activities on their underlying blockchain networks. We currently stake certain digital assets and operate validator nodes on blockchain networks through our blockchain infrastructure operations and third-party custodian and/or staking providers. Some PoS networks require the digital assets to be transferred on the underlying blockchain networks into smart contracts which are not under our or anyone’s control or to a validator node directly, to participate in staking. Other PoS networks enable users to delegate certain rights or powers associated with the relevant digital assets to a validator node, while custody of the digital asset itself remains entirely with the user. If our validator nodes or relevant smart contracts fail to behave as expected, suffer cybersecurity attacks, experience security issues or encounter other problems, our or our clients’ digital assets may be irretrievably lost. Any cybersecurity attacks, security issues or other problems could damage validators’ willingness to participate in validation, discourage existing and future validators from serving as such. In addition, transactions submitted to public blockchain mempools may be subject to “sandwich” attacks or other forms of maximal extractable value (“MEV”) strategies, in which third parties exploit order sequencing to the detriment of the initiating party. These practices can increase transaction costs, cause unexpected execution slippage, or reduce returns for users. Widespread or persistent MEV activity could discourage participation in decentralized markets and adversely affect adoption of our service. While most PoS blockchain networks dictate requirements for participation in the relevant staking activity, such as requiring a minimum amount of staked digital assets before being able to operate as a validator node, if those requirements are not met, the blockchain network or other validator nodes may impose penalties, referred to as “slashing,” such as if the validator node operator acts maliciously on the network, “double signs” any transactions or experiences extended downtimes. Slashing penalties can also apply due to prolonged inactivity on a blockchain network and inadvertent errors such as coding, computing or hardware issues, as well as more serious behavior such as intentional malfeasance. If our operated validator nodes or any other validator nodes that we may use are subject to slashing in the future in accordance with the rules of an underlying blockchain network, our staked digital assets or those relating to any of our products (as the case may be) may be confiscated, withdrawn or burnt by the network, resulting in permanent losses. Any loss of digital assets, penalties or slashing events could damage our brand and reputation, cause us to suffer financial losses and adversely impact our business.

Liquidity risk in certain proof of stake protocols could negatively impact our ability to satisfy redemption requests and affect the price of ETPs in secondary markets.

Some proof of stake protocols (e.g., Polkadot) restrict transferability of digital assets that are contributed to a staking pool for a certain period. During such period, the digital assets remain property of the holder but cannot be transferred (as transfers cannot be registered on the underlying protocol). For example, our Capital Markets Segment actively stakes a portion of our ETH to generate other income in the form of yield. Staked ETH is permitted to be un-staked by the holder of ETH. However, as part of the “activating” and “exiting” processes of staking, staked ETH tokens will be inaccessible for a period of time. “Activation” is the funding of a validator to be included in the active set, thereby allowing the validator to participate in the proof-of-stake consensus protocol. “Exit” is the request to exit from the active set and no longer participate in the proof-of-stake consensus protocol. As part of these “activating” and “exiting” processes of staking, staked ETH tokens will be inaccessible for a period of approximately six days, though this can be longer or shorter depending on a range of factors, including network congestion, resulting in certain liquidity risks.

In the future, we may stake other digital assets that are subject to such liquidity restrictions. As a result, we may hold other digital assets subject to such restrictions, which in turn may hinder us in satisfying redemption requests. We endeavor to agree with external staking providers the provision of a liquidity bridge to ensure we can continue to satisfy redemption obligations while our holdings are restricted, but there can be no guarantee that external staking providers can provide such alternative liquidity.

In the event external staking providers fail to provide such alternative liquidity, we may not be able to satisfy redemption requests until the liquidity restrictions are removed. Any interruption in the redemption process may (i) impact the ability of authorized offerors to redeem securities in a timely and consistent manner, (ii) impact the ability of market makers on exchanges to offer reliable prices at reasonable bid/ask spreads and (iii) consequently adversely affect the price at which investors are able to trade the ETPs in the secondary markets.

Failure to properly address the increased transformative pressures affecting the asset management industry could negatively impact our business.

The asset management industry is facing transformative pressures and trends from a variety of different sources, including increased fee pressure; a continued shift away from actively managed fundamental equities and fixed income strategies towards alternatives, passive index and smart beta strategies; increased demands from clients and distributors for client engagement and services; a trend towards institutions concentrating on fewer relationships and partners and reducing the number of investment managers they work with; increased regulatory activity and scrutiny of many aspects of the asset management industry, transparency/unbundling of fees, inducements, conflicts of interest, capital, liquidity, solvency, leverage, operational risk management, controls and compensation; addressing the key emerging markets in the world, such as China and India, which often have populations with different needs, preferences and horizons than the more developed U.S. and European markets; advances in technology and digital wealth and distribution tools and increasing client interest in interacting digitally with their investment portfolios; and growing digital assets markets that remain subject to substantial volatility and significant regulatory uncertainty. As a result of these trends and pressures, the asset management industry is facing an increased level of disruption. If we are unable to adapt our strategy and business to adequately address these trends and pressures, we may be unable to satisfactorily meet client needs, our competitive position may weaken and our AUM, revenues and net income may be adversely affected.

We hold certain investments in both equity and digital assets and may suffer losses if they do not perform as expected.

We hold certain principal investments in early-stage equity investments and strategic equity investments, and were as of December 31, 2025 and 2024, valued at $18.9 million and $20.3 million, respectively. The nature and levels of these principal investments made by us may vary over time and are mainly affected by sentiment in the wider digital asset ecosystem and the performance of companies within the portfolio, including whether these companies are able to achieve proof of concept and beat competition.

The principal investments are made by the Company for a number of reasons. Early-stage investments offer our group the opportunity to gain exposure to new areas of the digital asset ecosystem. This exposure is both quantitative, in terms of the potential for value appreciation of the investments held, and qualitative due to the fact that the companies in which investments are made enables our group to get insights into areas of the digital asset ecosystem in which it may not currently play an active role. This, in turn, can offer the executive management team insight into new commercial opportunities at an earlier stage than would otherwise be the case. Similarly, larger, more strategic investments offer up a range of commercial opportunities and partnerships from which our group can benefit.

In addition, we hold certain investment in digital assets. Fluctuations in the price of various digital assets may cause uncertainty in the market and could negatively impact trading volumes of digital assets, which would adversely affect the success of our business, financial condition and results of operations. In addition, we may not be able to sell a digital asset promptly or at a reasonable time or price. Although there may be an institutional market for certain digital assets, it is not possible to predict exactly how the market for such assets will develop or whether it will continue to exist. A digital asset that was liquid at the time of purchase may subsequently become illiquid, and its value may decline as a result (see also “— Digital assets represent a new and rapidly evolving industry, and the market price of CSIL’s ordinary shares was in the past been, and the Company’s Ordinary Shares may be, impacted by the acceptance of Bitcoin and other digital assets” and “— The prices of digital assets are extraordinarily volatile”).

The investments held by our group all carry with them their own set of risks, both specific and general (as they also are impacted by the wider market risks that exist in the digital asset space). Should such risks materialize, the value of the holdings in these investee companies may decline or, in severe cases, be written off entirely. This would have a direct impact on our group’s financial position and results.

Our investment products, investors and, to the extent of our investment in such investment products, could incur losses if the allowance for credit losses, including loan and lending-related commitment reserves, of portfolio-level investments is inadequate or if our expectations of future economic conditions deteriorate.

When our investment products or clients loan or commit to loan Bitcoin (BTC), ETH and such other digital assets as may be agreed between CoinShares, certain borrower counterparties from time to time to a counterparty (in the case of Ripple (XRP) and Solana, off balance sheet), including trading counterparties, clearing agents, trading platforms, decentralized finance protocols, clearinghouses, custodians, administrators and other financial intermediaries, our investment products, investors and, to the extent of our investment in such investment products, we incur credit risk or the risk of loss, if the borrower or such counterparty fails to perform its obligations under to the terms of its agreement. Such parties might default on their obligations to us because of bankruptcy, lack of liquidity, operational failure or other reasons, in which event we may lose all or substantially all of the value of any such investment or trading transaction. When we trade on digital asset trading platforms that specialize in digital asset futures and derivatives, we are exposed to the credit risk of that digital asset trading platform. The revenues and profitability of investment products and clients may be subordinated (and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks. Certain investments have a comparatively higher degree of risk of a loss of capital and may not show any return for a considerable period of time. While we have implemented procedures, such as account control agreements or other credit facilities with a number of exchanges and custodian to enable trading without keeping assets on the platforms in an effort to mitigate counterparty risk, we cannot provide assurance that such measures will be successful or eliminate all credit risk.

The revenues and profitability of investment products, investors and, to the extent of our investment in such investment products, us are adversely affected when borrowers and counterparties default, in whole or in part, on their obligations or when there is a significant deterioration in the credit quality of the loan portfolio or decline in the value of collateral. In the event of a default, investment returns will depend on the ability to foreclose and liquidate the collateral. Certain debt-related holdings may be difficult or impossible to dispose of readily at what we believe to be a fair price. Investment products and investors can have exposure to lower-rated instruments and securities, which generally reflects a greater possibility that adverse changes in the financial condition of the borrower or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both, may impair the ability of the borrower to make payment of principal and interest.

Current and future market and economic developments may increase default and delinquency rates and negatively impact the quality of the credit portfolio. Although our estimates contemplate current conditions and how we expect them to change over the life of the investment portfolio, it is possible that actual conditions could be worse than anticipated, which could cause our revenues and net income to decline.

There are regulatory risks related to the digital asset industry and ongoing and future regulatory actions may materially alter our ability to operate.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, our ability to continue to operate. The effect of any future regulatory change on us or on any digital asset that we may invest in is difficult to predict, but such change could be materially adverse to both us and the digital asset industry as a whole.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of digital assets. Ownership of, holding or trading in digital assets may then be considered illegal and subject to sanctions. Governments may also take regulatory actions that may increase the cost and/or subject companies in the digital asset industry to additional regulations.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade digital assets or to exchange digital assets for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading of our common shares. Such a restriction could result in us liquidating our digital asset investments at unfavorable prices and may adversely affect our shareholders.

Risks Related to Legal, Compliance and Regulations

We operate in an industry that is highly regulated in most countries and any enforcement action or proceeding against us or significant changes in the laws or regulations governing our business or industry could damage our reputation or decrease our AUM, revenues, net income and liquidity.

As with all investment management companies, our activities are highly regulated in many countries in which we conduct business. The regulatory environment in which we operate frequently changes and in recent years we have seen a significant increase in both regulatory changes and enforcement actions and proceedings brought by governmental agencies and self-regulatory authorities against financial services companies. Laws and regulations generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities, including the power to require registrations or licenses, limit or restrict our business activities, conduct examinations, risk assessments, investigations and capital adequacy reviews and impose remedial programs to address perceived deficiencies. As a result of regulatory oversight, we could face requirements, actions or proceedings that negatively impact the way in which we conduct business, delay or deny approval for new products or service offerings, cause or contribute to reduced sales of or increased redemptions of our existing products or services, impair the investment performance of certain of our products or services, impact our product mix, increase our compliance costs and/or impose additional capital requirements. Our regulators likewise have the authority to commence enforcement actions or proceedings that could lead to penalties and sanctions up to and including the revocation of registrations or licenses necessary to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or their key personnel or the imposition of fines and censures on us or our employees. Further, regulators across borders can coordinate actions against us as issues arise resulting in impacts on our business in multiple jurisdictions. Judgments or findings of wrongdoing or non-compliance with applicable law or regulation by governmental authorities or in private civil litigation against us, could affect our reputation, increase our costs of doing business and/or negatively impact our revenues. Any of the effects discussed above could have a material negative impact on our AUM, revenue, net income or liquidity.

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the jurisdictions in which we operate, including those governing banking, broker-dealers, securities, commodities, credit, cross-border and domestic money and digital asset transmission, custody, anti-bribery, economic and trade sanctions and AML and counter-terrorism financing.

Regulatory Compliance: A substantial portion of the products and/or services (as the case may be) we currently offer or will begin offering, are subject to regulatory requirements imposed in the jurisdictions in which we operate or jurisdictions where our products are listed. For example, our products and/or services (as the case may be) in the U.S. are regulated by the SEC, FINRA, U.S. Commodities Futures Trading Commission, the National Futures Association, in the U.K. are regulated by the Financial Conduct Authority, in France are regulated by the AMF, in Ireland are (or are anticipated to be) regulated by the Central Bank of Ireland, in Sweden are regulated by the Swedish Financial Supervisory Authority, in Germany are regulated by the Federal Financial Supervisory Authority (“BaFin”), in its capacity as the competent authority for products listed on Xetra, in Italy are regulated by the Commissione Nazionale per le Società e la Borsa (CONSOB), in its capacity as the competent authority for products listed on Borsa Italiana, in Jersey are regulated by the Jersey Financial Services Commission and in Switzerland are regulated by the Swiss Financial Market Supervisory Authority.

Anti-Corruption Compliance: We are also subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act the U.K. Bribery Act, and the Corruption (Jersey) Law 2006, in the jurisdictions in which we operate. These anti-corruption laws generally prohibit corruptly offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a government official or private party in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business. Violation of these or similar laws and regulations could subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties. Such violations could also result in severe restrictions on our activities and damage to our reputation.

Anti-Money Laundering: We are subject to applicable AML laws in the jurisdictions in which we operate, including the Bank Secrecy Act and USA PATRIOT Act in the United States, the Proceeds of Crime Act, the Terrorism Act and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended) in the United Kingdom and the Proceeds of Crime (Jersey) Law 1999, the Money Laundering (Jersey) Order 2008, the Terrorism (Jersey) Law 2002, and the Proceeds of Crime (Supervisory Bodies) (Jersey) Law 2008, as administered by the JFSC. The AML laws impose a variety of requirements, including implementing and maintaining risk-based systems and controls that obtain “know-your-customer” documentation upon onboarding clients and screen clients on an ongoing basis. A violation of these or similar laws have in the past and could in the future subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties and reputational harm.

Our subsidiaries operating in the European Union (the “EU”) and the products listed and/or services they provide are mainly regulated (or are anticipated to be regulated) by the AMF in France, the Swedish Financial Supervisory Authority in Sweden, the Central Bank of Ireland, the BaFin in Germany (in its capacity as the competent authority for products listed on Xetra), the Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy (in its capacity as the competent authority for products listed on Borsa Italiana) and ESMA, as applicable. Such subsidiaries are also subject to various EU Directives, which generally are implemented by member state national legislation and by EU Regulations. Our operations elsewhere in the world are regulated by similar agencies and authorities, including the Swiss Financial Market Supervisory Authority in Switzerland (in its capacity as the competent authority for products listed on the SIX Swiss Exchange).

Regulators in the U.S., U.K., EU, Jersey and Asia, have promulgated or are considering whether to promulgate various new or revised regulatory measures pertaining to financial services, including investment management.

Regulatory developments and changes specific to our business will or may include, without limitation:

●	regulations that place restrictions on outbound investments, such as the U.S. Department of Treasury’s Outbound Investment Screening Rule that became effective in 2025, may impede our ability to provide certain products and add complexity to our compliance program with heightened regulatory requirements;

●	regulations pertaining to the privacy and use, security, transfer and management of personal data with respect to investors, employees and business partners, including the General Data Protection Regulation in the European Union;

●	regulations promulgated to address perceptions that the asset management industry or certain products or services provided by the industry, pose systematic risks to the financial system, which could impede our ability to provide certain products or services or subject us, certain of our activities or products to heightened regulation or increased liquidity or capital adequacy requirements;

●	regulations aimed at addressing concerns regarding open-end funds that are investing in less liquid asset classes;

●	regulations aimed at the use of leverage by funds (in particular, leverage attained through derivatives), an example of which is the SEC’s 2020 rules with respect to the use of derivatives by U.S. registered funds;

●	regulations pertaining to the integration of ESG factors in asset management;

●	enhanced licensing and qualification requirements for key personnel of financial services firms which could make it more difficult for CoinShares to hire and retain key personnel;

●	strengthened laws and regulations applicable to asset managers with respect to preventing money laundering and the financing of terrorism, which may increase our compliance costs and burdens and regulatory enforcement risk;

●	regulations promulgated to address risks of fraud, malfeasance, adverse consequences stemming from cyber-attacks and/or cross-border data transfer and to ensure the digital operational resilience of firms, in particular, the new EU Digital Operational Resilience Act;

●	the application of antitrust, change in bank control and similar competition laws and regulations to the asset management industry, including proposed amendments to these laws and regulations that could require asset managers to make pre-acquisition notification filings or requests for approval with the U.S. Federal Trade Commission, Department of Justice and/or U.S. banking regulators and the potential for antitrust regulators to promulgate regulations limiting common ownership of competitive companies by a single fund or by affiliated funds in a single fund complex; and

●	guidelines regarding the structure and components of fund manager compensation and other related rules, regulations and disclosure requirements, which could impose requirements for more widespread disclosures of compensation to highly-paid individuals and depending upon the scope of any such requirements, we could be disadvantaged in retaining key employees vis-à-vis private companies, including hedge fund sponsors.

New or further regulations that impact the markets in which we operate could negatively impact our existing products that employ leverage or derivatives, impede our ability to bring new products to market and raise our compliance costs associated with sponsoring and managing products. We cannot predict the full impact of legal and regulatory changes, changes in the interpretation of existing laws and regulations or possible enforcement actions or proceedings on our business. Such changes have imposed and are likely to continue to impose, new compliance costs and/or capital requirements or impact us in other ways that could have a material adverse impact on our AUM, revenues, net income or liquidity. Moreover, certain legal or regulatory changes could require us to modify our strategies, businesses or operations and we may incur other new constraints or costs, including the investment of significant management time and resources to satisfy new regulatory requirements or to compete in a changed business environment. In recent years, certain regulatory developments have also added to downward pressures on our fee levels.

The asset management business is highly regulated and regulators may apply or interpret these regulations with respect to digital assets in novel and unexpected ways.

Asset management is a highly regulated business subject to numerous legal and regulatory requirements. These regulations are intended to protect customers whose assets are under management and, as such, may limit our ability to develop, expand or carry out our asset management business in the intended manner. We are guided in significant part by regulatory regimes that are not clear or are not yet developed. To the extent that there is any ambiguity as to whether an asset under management is a security, the applicability of many regulations to our asset management business will not be clear. Furthermore, we must address conflicts of interest, as well as the perception of conflicts of interest, between ourselves (including our other business lines) and our investors and funds. We have developed procedures that are designed to detect and manage actual, potential or perceived conflicts of interest, including conflict identification and management, guidelines for transparency and regular training and oversight by our compliance team. In particular, we are required to act in the best interest of our investors and funds, which may include allocating opportunities to our investors and funds rather than to our own principal business lines. In addition, regulators have substantial discretion in determining what is in the best interest of a client of a fund and have increased their scrutiny of potential conflicts as well as the disclosure of such conflicts to an asset manager’s investors. Appropriately dealing with conflicts of interest is complex and if we fail or appear to fail, to deal appropriately with any of these conflicts of interest, we may face reputational damage, litigation, regulatory proceedings or penalties, fines or sanctions, any of which may have a material and negative impact on our asset management business. In addition, to the extent that we are required to obtain client or investor consent in connection with any potential conflict, any failure or delay in obtaining such consent may have a material and negative impact on our ability to take advantage of certain business opportunities.

The regulatory landscape for digital assets continues to evolve and how CoinShares will be affected is uncertain.

Given the growth in popularity and size of the digital asset industry, the European Union adopted in May 2023 a comprehensive regulation on digital assets issuance and service providers, known as the “MiCA Regulation” (Regulation 2023/1114 of the European Parliament and of the Council of 31 May 2023 on markets in crypto-assets). More recently, the U.S. Congress and U.S. federal agencies have focused on establishing a clear framework for the regulation of digital assets, notably on the issuance of payment stablecoins. In the past, the SEC has brought several enforcement actions against digital asset market participants, including U.S.-based digital asset exchanges and digital asset issuers, for alleged violations of U.S. securities laws. However, the current administration has taken steps to position the U.S. as a global leader in the digital asset industry, resulting in the creation of an interagency working group that aims to propose a regulatory framework for digital assets in the United States.

The U.S. Congress has taken measures to introduce legislation aimed at providing clear laws relating to digital assets. The Guiding and Establishing National Innovation for U.S. Stablecoins Act (the “Genius Act”) was signed by the U.S. President in July 2025 and establishes the first U.S. federal regulatory framework for stablecoins. Whether additional new federal legislation on digital assets will be introduced remains uncertain, and it is not clear to what extent we will be materially and adversely affected by any new regulations. Separately, the SEC has established a “Crypto Task Force” to focus on providing clear guidance with respect to the application of U.S. federal securities laws in the context of digital assets generally, as well as for digital asset developers and intermediaries. Additionally, the SEC has recently withdrawn or paused several enforcement actions and investigations against digital asset exchanges, issuers, and related companies.

On March 17, 2026, the SEC and Commodities Futures Trading Commission (“CFTC”) issued a new interpretive release (SEC Interpretive Rel. 33-11412) entitled Application of the Federal Securities Laws to Certain Types of Crypto Assets and Certain Transactions Involving Crypto Assets (the “Interpretive Release”). In the Interpretive Release, the SEC significantly clarified the application of the federal securities laws to certain types of crypto assets and transactions involving crypto assets. The Interpretive Release classifies crypto assets into five categories: digital commodities, digital collectibles, digital tools, stablecoins and digital securities. Applying the traditional Howey test, the Interpretive Release explains that digital commodities, digital collectibles, digital tools, and stablecoins will generally not be considered securities so long as they are not the subject of an “investment contract,” which is defined as any contract, transaction, or scheme whereby a person invests money in a common enterprise and reasonably expects profits to be derived from the efforts of others.

A digital commodity is a crypto asset that is intrinsically linked to and derives its value from the programmatic operation of a crypto system that is functional, as well as supply and demand dynamics, rather than from the expectation of profits from the essential managerial efforts of others. Specific examples digital commodities named in the Interpretive Release include Bitcoin, Litecoin, and Dogecoin, among several others. The Interpretive Release also addresses several types of digital asset activities, including protocol mining and staking. Protocol mining on a proof-of-work network, either individually or as part of a pool, will generally not require the registration of transactions under the Securities Act, as the miners contribute their own computational resources in exchange for crypto asset rewards.

However, the Interpretive Release does not mention certain digital assets the Company holds or plans to hold, and thus, there is uncertainty as to whether such unmentioned digital assets may be treated as securities under the federal securities laws. While the Interpretive Release states that Bitcoin, Ether, and certain other digital assets the Company holds or plans to hold are not securities in and of themselves, certain transactions in such digital assets may nonetheless be considered investment contracts, and thus securities for purposes of the federal securities laws. The Interpretive Release states that specific transactions in non-securities digital assets, such as certain staking and mining services, would not be considered investment contracts. However, the Interpretive Release does not discuss all digital asset-related activities and transactions that the Company may undertake, and it is possible that certain of those activities or transactions could be determined to involve an investment contract, and thus, the holding, offer or sale of a security by the Company for purposes of federal securities laws.

The evolving regulatory landscape creates uncertainty for CoinShares, as new regulations or changes to existing regulations could materially and adversely affect our business operations, financial condition and results of operations. CoinShares will continue to monitor regulatory developments and adapt its operations as necessary to comply with any new legal requirements.

The determination as to whether a particular digital asset constitutes a “security” in the United States is uncertain and the regulation of digital assets is uncertain in the light of differences between the SEC’s and CFTC’s approaches to digital asset classification as well as potential legislation.

Historically the CFTC and the SEC have not taken consistent positions with respect to the appropriate classification of various digital assets which presents regulatory uncertainty. The classification of a digital asset as a security or a commodity under applicable U.S. federal law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, holding and clearing of such assets and could materially and adversely affect our business. As detailed below, if certain digital assets in our portfolio were conclusively deemed to be securities by the SEC or a U.S. court, either through a rulemaking or final court order, we could be forced to materially alter our business which could adversely affect our financial condition, business and results of operations, among other things.

The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that has evolved over time and the outcome of which is difficult to predict. The SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. To date, the SEC has not determined through official rulemaking or regulatory guidance that any particular digital asset that we hold or transact in is a security and only a relatively small number of specific digital assets have been subjected to review by federal courts (none of which are material holdings of CoinShares). The views and positions of the SEC and its staff with respect to digital assets are subject to continued evolution, detail and development in the future for a variety of reasons, including as a result of changes to governing administrations, SEC Chair or commissioner appointments or otherwise. Though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework does not constitute an SEC rule or regulation, is not binding on the SEC and has been updated to account for subsequent judicial or enforcement precedent. Furthermore, while the SEC Division of Enforcement to date has filed complaints and initiated investigations against digital asset exchanges, projects and intermediaries, alleging, among other things, that certain digital assets are securities or have been offered as securities, many of these enforcement actions are ongoing or have been withdrawn, do not provide conclusive direction for digital asset market participants to follow. The SEC has recently approved and/or acknowledged numerous applications for spot ETFs with various additional digital asset underliers. Additionally, SEC staff has issued public statements in an effort to provide regulatory clarity with respect to their views on stablecoins, stating that issuers of ‘Covered Stablecoins’ do not need to register minting and redemption transactions with the SEC and proof-of-work mining activities, providing guidance that certain mining activities do not involve the offer and sale of securities.

More recently, in the Interpretive Release, the SEC significantly clarified the application of the federal securities laws to certain types of crypto assets and transactions involving crypto assets. The Interpretive Release classifies crypto assets into five categories: digital commodities, digital collectibles, digital tools, stablecoins and digital securities. Applying the traditional Howey test, the Interpretive Release explains that digital commodities, digital collectibles, digital tools, and stablecoins will generally not be considered securities so long as they are not the subject of an “investment contract,” which is defined as any contract, transaction, or scheme whereby a person invests money in a common enterprise and reasonably expects profits to be derived from the efforts of others.

A digital commodity is a crypto asset that is intrinsically linked to and derives its value from the programmatic operation of a crypto system that is functional, as well as supply and demand dynamics, rather than from the expectation of profits from the essential managerial efforts of others. Specific examples of digital commodities named in the Interpretive Release include Bitcoin, Litecoin, and Dogecoin, among several others. The Interpretive Release also addresses several types of digital asset activities, including protocol mining and staking. Protocol mining on a proof-of-work network, either individually or as part of a pool, will generally not require the registration of transactions under the Securities Act, as the miners contribute their own computational resources in exchange for crypto asset rewards.

However, the Interpretive Release is not binding on the SEC and does not mention certain digital assets the Company holds or plans to hold, and thus, there is uncertainty as to whether such unmentioned digital assets may be treated as securities under the federal securities laws. While the Interpretive Release provides comfort that Bitcoin, Ether, and certain other digital assets the Company holds or plans to hold are not securities in and of themselves, certain transactions in such digital assets may nonetheless be considered investment contracts, and thus securities for purposes of the federal securities laws. The Interpretive Release provides further comfort that specific transactions in non-securities digital assets, such as certain staking and mining services, would not be considered investment contracts. However, the Interpretive Release does not discuss all digital asset-related activities and transactions that the Company may undertake, and it is possible that certain of those activities or transactions could be determined to involve an investment contract, and thus, the holding, offer or sale of a security by the Company for purposes of federal securities laws.

The CFTC and its staff have taken the position, including in the Interpretive Release, that certain digital assets fall within the definition of a “commodity” under the U.S. federal commodities and derivatives laws. In his July 2024 testimony before the Senate Committee on Agriculture, Nutrition and Forestry, former CFTC Chairman Rostin Benham re-iterated that in a July 2024 decision (CFTC v. Sam Ikkurty A/K/A Sreeniv Asi Rao, et. al, 22-cv-02465 (Northern District of Illinois) (“Rao”)), a federal court “re-affirmed that both Bitcoin and ETH are commodities under the Commodity Exchange Act.” The court in Rao relied on previous precedent from the federal District Court of Massachusetts (CFTC v. My Big Coin Pay, Inc., 334 F. Supp. 3d 492, 498 (D. Mass. 2018) (“My Big Coin Pay”)), which stated that “the Commodity Exchange Act only requires the existence of futures trading within a certain class (e.g. “natural gas”) in order for all items within that class (e.g. “West Coast” natural gas) to be considered commodities.” The court in Rao also used the My Big Coin Pay language to determine that two other non-Bitcoin and ETH digital assets also qualify as commodities. The CFTC has further classified other digital assets as commodities in its own enforcement settlement orders and complaints.

While both the SEC and CFTC continue to develop distinct positions with respect to digital asset classification and jurisdiction, the U.S. Congress is also moving forward with legislation that would definitively clarify jurisdiction over digital assets between the two agencies. In addition, the House of Representatives and the U.S. Senate have been considering and may continue to consider, legislation that may provide the SEC, CFTC and certain other regulatory agencies with clearer digital asset market oversight mandates. Notwithstanding the conclusions we may draw based upon existing applicable law and regulations, new case law precedent, market practices and digital asset architecture and offering histories, there is no certainty that the SEC will not determine that a particular digital asset is a “security” under applicable law at some point in the future.

If we are deemed an “investment company” subject to regulation under the Investment Company Act we may be required to institute burdensome compliance requirements which could make it impractical for us to continue our business as contemplated, which would have a material adverse effect on our business.

We trade and hold a substantial amount of digital assets. As detailed below, if certain of the digital assets that we hold other than Bitcoin and Ethereum (“ETH”) are determined to be “securities” or “investment securities” under the Investment Company Act or other federal securities laws by the SEC or a U.S. court, we could be forced to materially alter our business in order to comply with the Investment Company Act.

Under the Investment Company Act, an issuer will generally be deemed to be an “investment company” if, absent an applicable exclusion or exemption:

●	it is or holds itself out as being engaged primarily or proposes to engage primarily, in the business of investing, reinvesting or trading in “securities”; or

●	it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of “U.S. government securities” and “cash items”) on an unconsolidated basis.

We consider ourselves as a non-securities digital asset services company engaged in the business of providing access to non-securities financial products and not in the business of investing, reinvesting or trading in “securities.” As of December 31, 2025, the value of our total unconsolidated assets, exclusive of cash items, which consisted of “securities” as defined under the Investment Company Act was less than 40% of our total unconsolidated assets, exclusive of cash items. Further, given our current business lines and the nature of our digital asset holdings, we do not hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Therefore, we do not currently intend to register as an investment company under the Investment Company Act.

However, if in the future: (1) some material percentage of our digital asset holdings other than Bitcoin or ETH were conclusively deemed to be “securities” or “investment securities” under the Investment Company Act or other federal securities laws by the SEC or a U.S. court; or (2) if it was determined that we hold ourselves out as being or propose to be, primarily engaged in the business of investing, reinvesting or trading in “securities,” we could be required to register as an “investment company” pursuant to Section 3(a)(1)(C) or Section 3(a)(1)(A) of the Investment Company Act. If we or any of our subsidiaries, become obligated to register as an “investment company” under the Investment Company Act, we would have to comply with substantive requirements under the Investment Company Act that impose, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	prohibitions on transactions with certain affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we or any of our subsidiaries were deemed to be an “investment” company under the Investment Company Act, the applicable entity would either have to register as an “investment company” under the Investment Company Act, obtain exemptive relief from the SEC or make business and organizational changes to fall outside the definition of an “investment company”.

Registering as an “investment company” pursuant to the Investment Company Act could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent and otherwise will subject us to additional regulation which compliance with will be costly and time-consuming. Modifying our equity interests and debt positions or organizational structure or our contract rights could require us to alter our business and investment strategy in a manner that requires us to purchase or dispose of assets or securities, prevents us from pursuing certain opportunities or otherwise restricts our business, which may have a material adverse effect on our business results of operations, financial condition or prospects.

We currently trade our digital asset holdings primarily on non-U.S. digital asset exchanges, which may subject us to regulatory uncertainty in foreign jurisdictions.

We currently buy and sell digital assets primarily on non-U.S. exchanges consistent with the regulatory frameworks applicable to such foreign jurisdictions and outside of the regulatory purview of the SEC. A portion of our digital asset trading activities occur on regulated exchanges located in the EU. In 2023, the EU passed the MiCA Regulation. This EU Regulation went into effect gradually in June 2024 and provides a clear framework for offering and trading digital assets, without requiring a determination of the security status of a particular digital asset. While several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” other foreign jurisdictions, such as the EU, Switzerland and Singapore, have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations or directives that affect the characterization of digital assets as “securities.”

During the years ended December 31, 2025 and 2024, the Company traded our digital asset holdings primarily on a limited number of digital asset exchanges, including OKX, Binance, BitMEX, Deribit, LMAX Digital, Bitstamp, and DBS Digital Exchange, which together accounted for a substantial majority of our digital asset trading activity. Additional exchanges are used by the Company during the ordinary course of business, but the exchanges outlined below comprise the majority of the Company’s activity.

OKX, formerly known as OKEx, is one of the largest cryptocurrency exchanges by daily volume. OKX offers spot and derivatives trading (futures, perpetuals and options). CoinShares Capital Markets utilizes OKX for trading of our proprietary strategies, and we also trade a number of contracts for our funds. OKX serves many international markets with jurisdiction-specific availability depending on local regulations.

Binance is the world’s largest crypto exchange by trading volume, offering a broad platform to trade cryptocurrencies. Like OKX, Binance offers spot, margin and derivatives trading. CoinShares Capital Markets utilizes Binance for trading of our proprietary strategies, and we also trade a number of contracts for our funds.

BitMEX is a crypto derivatives exchange, historically focused on Bitcoin-based products focused, now focused on perpetual futures and leveraged trading, using bitcoin as collateral. CoinShares Capital Markets utilizes BitMEX for trading of our proprietary strategies.

Deribit is a leading crypto derivatives exchange, focused on Bitcoin and Ethereum options trading. Deribit was acquired by Coinbase in 2025. CoinShares Capital Markets utilizes Deribit for trading of our proprietary strategies.

LMAX Digital is an institutional cryptocurrency exchange operated by LMAX Group, a global financial infrastructure provider with origins in FX trading. LMAX Digital offers spot trading across a focused universe of major digital assets. CoinShares Capital Markets utilizes LMAX Digital for trading of our proprietary strategies and hedging of our flow from liquidity provisioning activities.

Bitstamp, founded in 2011, is one of the longest-running crypto exchanges. It was founded as a European-focused alternative to the exchange Mt. Gox, accepting fiat deposits from within the EU’s Single Euro Payments Area. In April 2016, the Luxembourgish government granted a license to Bitstamp to be fully regulated in the EU as a payment institution, allowing it to do business in all 28 EU member states. Bitstamp was acquired by RobinHood Markets in 2025. CoinShares Capital Markets utilizes Bitstamp for trading of our proprietary strategies and hedging of our flow from liquidity provisioning activities.

DBS Digital Exchange (DDEx) is a Singapore-based, institutionally-focused digital asset exchange run by DBS Bank, supporting institutional and accredited investors, rather than mass retail. DDEx supports both spot trading of a limited universe of digital assets and some security tokens. CoinShares Capital Markets utilized DDEx for Liquidity Provisioning activities.

We may be classified as a passive foreign investment company now or in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Certain adverse U.S. federal income tax rules may apply to U.S. Holders (as defined in the section entitled “Item 10.E—Taxation—Material U.S. Federal Income Tax Considerations.”) that hold shares in a PFIC (as defined below) for U.S. federal income tax purposes. Assuming the SPAC Merger qualified as a reorganization under Section 368(a)(1)(F) of the Code, the Company should be treated as a successor of Vine Hill for U.S. federal income tax purposes. Thus, for purposes of the PFIC rules, the Ordinary Shares generally will be treated as the Vine Hill Class A Shares exchanged in the SPAC Merger, and the Warrants generally will be treated as the Vine Hill Public Warrants exchanged in the SPAC Merger. In general, the annual PFIC income and asset tests in respect of the Company will be applied based on the assets and activities of the combined business. To determine whether the PFIC asset test has been met, a calendar-year corporation generally divides the average of the values of passive assets at the end of each quarter by the average value of all assets at the end of each quarter. Because Vine Hill was a blank-check company with no active business, based upon the composition of Vine Hills’s income and assets for its first and second taxable years (ending December 31, 2024 and December 31, 2025, respectively), Vine Hill (and thus the Company) may be a PFIC for the taxable years ending December 31, 2024 and December 31, 2025. Further, the Company may be a PFIC for the taxable year ending December 31, 2026. However, because PFIC status is based on income, assets and activities for the entire taxable year, it is not possible to determine the PFIC status of the Company for any taxable year until after the close of the taxable year. In addition, because PFIC status is an inherently factual issue, the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.

Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, U.S. Holders will be subject to the PFIC rules with respect to their indirect interests in those subsidiaries and will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Accordingly, U.S. Holders should invest in our Ordinary Shares and Warrants only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, U.S. Holders will be subject to the PFIC rules with respect to their indirect interests in those subsidiaries and will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Accordingly, U.S. Holders should invest in our Ordinary Shares and Warrants only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

If we are characterized as a PFIC for any taxable year, and a U.S. Holder held our Ordinary Shares or Warrants during such taxable year, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder holds Ordinary Shares or Warrants, even if we cease to meet the requirements for PFIC status. In such case, U.S. Holders of our Ordinary Shares or Warrants would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. Holders of our Ordinary Shares make (or are eligible to make) a timely qualified electing fund, or QEF, election or a mark-to-market election may affect the U.S. federal income tax consequences to U.S. Holders with respect to the ownership and disposition of our Ordinary Shares and any distributions such U.S. Holders may receive. A U.S. Holder may not make a QEF election with respect to its Warrants to acquire the Ordinary Shares.

If we determine we are a PFIC for any taxable year, upon written request by a U.S. Holder, we may endeavor to provide to such U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable such U.S. Holder to make and maintain a QEF election, but there is no assurance that we will do so or that we will provide such required information on a timely basis. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

For a description of the material U.S. federal income tax consequences to a U.S. Holder if the Company is treated as a PFIC and potential elections that may be made to mitigate the adverse consequences thereof, see the description in the section entitled “Item 10.E—Taxation—Material U.S. Federal Income Tax Considerations.”

Risks Related to Our Operations

Our investment management professionals and other key employees are a vital part of our ability to attract and retain investors and the loss of key individuals, or a significant portion of those professionals could result in a reduction of our AUM, revenues and net income.

Retaining highly skilled investment management and other in-high demand personnel is important to our ability to attract and retain our product investors. The market for skilled investment management professionals and other key personnel is highly competitive. Our policy has been to provide our investment management professionals and other key personnel with a supportive professional working environment and compensation and benefits that we believe are competitive with other leading investment management firms. However, we may not be successful in retaining our investment management professionals and other key personnel and the loss of significant investment professionals or other key personnel could reduce the attractiveness of our products and services to potential and current investors and could, therefore, adversely affect our AUM, revenues and net income.

Furthermore, there has been an escalation in the physical targeting of individuals associated with cryptocurrency wealth, including executives of prominent crypto firms and/or members of their families. These so-called “wrench attacks” seek to use physical force or intimidation, including street robbery, burglary, kidnapping and extortion, to compel a victim to surrender access to their or their firm’s digital assets. While such incidents remain rare, wrench attacks carried out in several countries in recent months received significant media attention due to the brazenness and violence of the attacks. If the frequency of attacks targeting the digital assets sector were to increase, or if there is a perception that such attacks are becoming more frequent or violent or that digital assets firms are unable to protect their employees, we may face difficulty in retaining and recruiting qualified professionals. Further, if any members of our management, our employees or their families were subject to or threatened by such an attack, we could suffer significant losses, become subject to legal proceedings, face increased regulatory scrutiny and/or suffer damage to our reputation.

Third parties are subject to credit risk in relation to our XBT Note Program, the XBT Physical ETP Program and the CoinShares Physical ETP Program.

CoinShares XBT Provider, a wholly owned subsidiary of CoinShares PLC, is the issuer of certificates (the “XBT Notes”) issued under its program (the “XBT Note Program”) and is also the issuer of ETPs under its physical ETP program (the “XBT Physical ETP Program”). CoinShares Digital Securities Limited (“CSDSL”, “CS Physical” or “CoinShares Physical”, as the context requires), a wholly owned subsidiary of CoinShares PLC, is the issuer of ETPs under its physical ETP program (“CoinShares Physical ETP Program”). (The CoinShares Physical ETP Program together with the XBT Note Program and the XBT Physical ETP Program, the “Note Programs”)

Investors in the XBT Notes are exposed to the credit risk of CoinShares XBT Provider as issuer and to CoinShares Capital Markets (Jersey) Limited (“CSCM”) as guarantor. Investors in the ETPs issued by CoinShares XBT Provider under its XBT Physical ETP Program are exposed to the credit risk of CoinShares XBT Provider as issuer. Investors in the ETPs issued by CSDSL under its CoinShares Physical ETP Program are exposed to the credit risk of CSDSL as issuer. In each case, investors have no contractual or other recourse to CoinShares PLC, CSIL or any other member of the CoinShares group.

The XBT Notes and the guarantee constitute unsecured and unsubordinated obligations and do not benefit from any security, collateral or priority over the assets of CoinShares XBT Provider or CSCM. In the event of the insolvency or similar proceedings of CoinShares XBT Provider or CSCM, noteholders would rank as general unsecured creditors and may recover less than the full amount of their investment, or nothing at all, regardless of the performance of the underlying digital assets.

CoinShares XBT Provider’s ability to meet its obligations to noteholders is dependent on CSCM’s performance under the Collateral Management Agreement (the “CMA”), and CSCM may default independently of CoinShares XBT Provider. Digital assets and related exposures held by CSCM in connection with the XBT Notes are legally owned by CSCM, are not ring-fenced or bankruptcy-remote, and do not give noteholders any proprietary, security or trust interest.

Where redemptions are effected by cash settlement, failures by third-party counterparties to pay sale proceeds could result in noteholders losing some or all of their investment.

Our XBT Note Program is subject to risks related to the maintenance of hedging activities.

The hedging activities undertaken by the Company in order to ensure the obligation arising from the products issued under the XBT Note Program are performed by CSCM. These activities are governed by the terms of the CMA in place between CSCM and CoinShares XBT Provider, which dictates how CSCM is required to hedge the obligation. At least 75% of the hedge must be held in the relevant physical digital assets or non-leveraged, collateralized digital asset ETPs issued by third parties to which the products relate. No more than 25% of the remaining exposure may be held in futures, options derivatives or cash (provided the cash element remains no more than 5% of the total hedge amount). Consequently, should CSCM fail to fulfill its obligations under the relevant hedging arrangements, it would have an adverse effect on the XBT Note Program.

A substantial portion of the Company’s revenue is derived from the XBT Note Program.

The XBT Note Program represents an important component of the Company’s business, revenues and balance sheet assets. While the Company continues to expand and diversify its product offering and revenue streams, a substantial portion of the Company’s current operations remains connected to the XBT Note Program.

For the years ended December 31, 2025 and 2024, management fees derived from the XBT Note Program accounted for 73% and 77%, respectively, of the Company’s management fees and other revenue. In addition, a significant proportion of the Company’s gross assets are held in accordance with the terms of the CMA in order to ensure that liabilities arising under the XBT Note Program can be met. As of December 31, 2025 and 2024, the value of such assets held against these liabilities — comprising digital asset holdings and digital asset exposure obtained through financial instruments — represented 46% and 62%, respectively, of the Company’s gross assets.

The Company’s exposure to CoinShares XBT Provider and the XBT Note Program reflects, in part, the historical scale and maturity of the program relative to other business lines, which are continuing to develop and grow. As the Company diversifies their product range and revenue sources, the relative contribution of the XBT Note Program may decrease over time. However, at present, adverse developments affecting CoinShares XBT Provider or the operation of the XBT Note Program — including regulatory changes, operational disruptions, systems failures, counterparty issues or market conditions affecting digital assets — could have a disproportionate effect on the Company’s revenue, asset base and financial performance.

We may fail to maintain the listing requirements related to our ETPs or other products.

Although our ETPs and certain other products issued by CoinShares XBT Provider and by CSDSL, as applicable, are admitted to trading on one or more venues, there is a risk that the Company may not succeed in maintaining the status of the ETPs or other products as listed instruments. If one or more venues on which these products are made available decide that the products should no longer remain admitted to trading, regardless of whether this is due to circumstances assignable to the relevant issuer, the ETPs, the products, the tracked digital assets, the market maker(s) and/or changed rules or any other reason, there is a risk that the Company will not succeed in having the products admitted to trading on another regulated market, MTF or other marketplace. Such a course of events would worsen the liquidity, disposal opportunities and the market value of the products and thus create risks of losses for investors.

Specifically, for any of the Note Programs, if a delisting were to occur and no other listing is obtained within an appropriate time frame, we may be required to action a redemption of the XBT Notes/ETPs. While this redemption would create significant level of cash inflow to us on the realization of the accumulated management fee, it would impact our future revenues, as the XBT Note Program, in particular, has historically been a key source of revenue for the Company, and will no longer be active.

The staking rewards generated by the ETPs under the XBT Physical ETP Program and/or the CoinShares Physical ETP Program may be subject to fluctuation, impacting the commercial viability of these products.

Certain ETPs, including notes, issued under the CoinShares Physical ETP Program and under the XBT Physical ETP Program are structured so that the underlying reference digital assets of such ETPs are subject to “staking.” A portion of the staking rewards (consisting of variable yield) received for this staking contribute to the total value of the relevant ETP, as the reference price of the ETP equals the price for the underlying asset being subject to the staking activities plus the staking rewards (variable yield). This set up allows staking gains to be passed back to the ETP holders. Although these staked ETPs do not generate managements fees for the Company, they remain commercially viable due to the ability for our group to retain a portion of the staking gains. Risks noted in the risk factor titled “— We may suffer losses due to staking, restaking, delegating, and other related services” below also pertain to the now discussed ETP staking activities.

An additional risk to consider is that staking rewards could fluctuate and potentially decrease to a point where commercial viability is considered no longer acceptable. Without a management fee, the staking rewards that our group retains need to be in excess of the costs of running the staking activities.

We depend on information technology and any failures of or damage to, attack on or unauthorized access to our information technology systems or facilities or those of third parties with which we do business or that facilitate our business activities, including as a result of cyber-attacks, could result in significant limits on our ability to conduct our operations and activities, costs and reputational damage.

We are highly dependent upon the use of various proprietary and third-party information and security technology, software applications and other technology systems to operate our business. We are also dependent on the effectiveness of our information and cyber security infrastructure, policies, procedures and capabilities to protect our technology and digital systems and the data that reside on or are transmitted through them, including data provided by third parties that is significant to portions of our business and products. We use our technology to, among other things, manage and trade portfolio investments, obtain securities pricing information, process client transactions, protect the privacy of investors’, employees’ and business partners’ data, support our other operations and provide other services to our investors.

In recent years, several financial services firms suffered cyber-attacks launched both domestically and from abroad, resulting in the disruption of services to investors, loss or misappropriation of confidential data, litigation and regulatory enforcement actions and reputational harm. Cyber security incidents and cyber-attacks have been occurring globally at a more frequent and severe level. Our status as a global financial institution and the nature of our client base may enhance the risk that we are targeted by such cyber threats. Although we take protective measures, including measures to effectively secure information through system security technology, have many controls, processes, digital backup and recovery processes in place and seek to continually monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, our technology systems may still be vulnerable to unauthorized access as a result of an external attack, actions by employees or vendors with access to our systems, computer malware or other events that have a security impact and that result in the disclosure or release of confidential information inadvertently or through malfeasance or result in the loss (temporarily or permanently) of data, applications or systems. The third parties with which we do business or which facilitate our business activities, including financial intermediaries and technology infrastructure, data storage and service providers, are also susceptible to the foregoing risks (including those related to the third parties with which they are similarly interconnected or on which they otherwise rely) and our or their business operations and activities may therefore be adversely affected, perhaps materially, by failures, terminations, errors or malfeasance by or attacks or constraints on, one or more financial, technology or infrastructure institutions or intermediaries with whom we or they are interconnected or conduct business. Further, third-party service providers may have limited indemnification obligations to us in the event a cyber incident causes us to incur loss or damages.

A breach of our technology systems could damage our reputation and could result in the unauthorized disclosure or modification or loss of sensitive or confidential information (including client data); unauthorized disclosure, modification or loss of proprietary information relating to our business; inability to process client or company transactions and processes; breach and termination of client contracts; liability for stolen assets, information or identity; remediation costs to repair damage caused by the breach, including damage to systems and recovery of lost data; additional security costs to mitigate against future incidents; regulatory actions (including fines and penalties, which could be material) and litigation costs resulting from the incident. Such consequences could have a negative effect on our AUM, revenues and net income.

Our ability to manage and grow our business successfully can be impeded by systems and other technological limitations.

Our continued success in effectively managing and growing our business depends on our ability to integrate our varied accounting, financial, information and operational systems on a global basis, in particular as we seek to expand into North American markets. Moreover, adapting or developing the existing technology systems we use to meet our internal needs, as well as client needs, industry demands and new regulatory requirements, is also critical for our business. The introduction of new technologies presents new challenges and new potential risks to us. On an ongoing basis, we need to upgrade and improve our technology, including our data processing, financial, accounting, shareholder servicing and trading systems. Implementing any such upgrades, updates or other changes or replacements for our systems may be expensive and time-consuming, could divert management’s focus away from core business activities and may adversely affect our business if additional or unanticipated time or resources are necessary to complete any such changes to our systems. If the updated or new systems do not operate as anticipated or if other unforeseen issues arise with the transition to the new or updated systems, our business may be adversely affected. Further, we also must be proactive and prepared to implement new technology when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions. These needs could present operational issues or require significant capital and may require us to reevaluate the current value and/or expected useful lives of the technology we use, which could negatively impact our AUM, revenues, net income and liquidity.

Our business is vulnerable to deficiencies and failures in support systems, including data management and customer service functions that could lead to breaches and errors or reputational harm, resulting in loss of investors or claims against us or our subsidiaries.

In addition to investment management, our services include sales, distribution and marketing. We must properly perform our responsibilities associated with the forgoing services, including portfolio recordkeeping and accounting, security pricing, corporate actions, investment restrictions compliance, daily NAV computations, account reconciliations and required distributions to fund shareholders. The ability to consistently and reliably perform such services is essential to our continuing success. Certain types of securities may experience liquidity constraints that could impact fair value pricing, which is dependent on certain subjective judgments that have the potential to be challenged. Any delays or inaccuracies in obtaining pricing information, processing transactions or reports, other breaches and errors and/or any inadequacies in customer service, could result in reimbursement obligations or other liabilities or alienate investors or distributors and/or claims against us. Our ability to conduct any of the foregoing actions is highly dependent on communications and information systems and on third-party service providers and their related technology systems and platforms. Certain of these processes involve a degree of manual input and thus errors could occur. In addition, our operations and processes rely on commercially available data provided by third parties as well as providers of services, including technology services and operating errors, process failures or failures to comply with data usage requirements with respect to these service providers may adversely impact us. Our data providers commonly disclaim the accuracy and completeness of data, and we do not have the ability to validate or verify the accuracy and completeness of commercially sourced datasets. Our failure to properly perform and monitor our operations, including data management or our otherwise suffering deficiencies and failures in these systems or service functions due to a failure of a third-party service provider or other key vendor could result in material financial loss or costs, regulatory actions, breach of client contracts, reputational harm or legal claims and liability, which in turn could have a negative effect on our AUM, revenues and net income.

Errors in the digital asset code or protocols may jeopardize the integrity and security of the networks and may adversely affect the value of our ETPs and/or our other products.

The source code of digital assets is public and may be downloaded and viewed by anyone. There may be errors in the respective codes that may jeopardize the integrity and security of one or more of these networks. Errors in the protocols of tracked digital assets that have larger user bases, wider adoption and more developers are more likely to be identified and corrected. Errors for new protocols or those with fewer developers or lower adoption rates are more likely to face this risk. Should any such material error occur and be hard to overcome and/or easy to exploit improperly, the value of the associated digital asset will decrease, which in turn would affect the value of the ETPs and/or our other products negatively.

Risks of 51 percent attacks may materially damage confidence in digital assets and adversely affect the value of our ETPs and/or our other products.

The decentralized global P2P-network (peer-to-peer) of nodes making up the network for any particular digital asset should, to achieve high security, be spread across several participants. Should one participant control over 50% of all capacity to verify transactions in the network, there is a risk that such participants will be able to verify 100% of all transactions and thus earn all the rewards in the network. As private keys are needed to create transactions, the participant should not be able to create new transactions, however, the participant may in certain circumstances delete recent transactions. Such a scenario would be likely to materially damage confidence in the digital asset and tracked digital assets in general and adversely affect their prices, which in turn would adversely affect the value of our ETPs and/or our other products.

Risks of “cancer” nodes may adversely affect confidence in a digital asset’s underlying protocol and adversely affect the value of our ETPs and/or our other products.

This form of attack involves one or more malicious actors propagating “cancer nodes” to isolate certain users from the legitimate digital asset network. If a targeted user is surrounded by such cancer nodes they may be placed on a separate network, allowing the malicious actor(s) to relay only blocks created by the separate network in order to open the target to the risk of double-spending attacks or to cut them off from the relevant digital asset community entirely by not relaying any new block. Such a scenario would be likely to materially damage confidence in the digital asset concerned and in digital assets in general and adversely affect their prices. Should such a loss of confidence in the underlying protocol occur, the value of the associated digital asset will decrease, which in turn would affect the value of the ETPs and/or our other products.

Risks of double-spending may adversely affect confidence in a digital asset’s underlying protocol and adversely affect the value of our ETPs and/or our other products.

This form of attack involves one or more malicious actors creating a valid new block which contains an instance of a double-spend transaction. The release of the new block is timed so as to be added to the relevant blockchain before a target user’s legitimate transaction can be included in a block. Such a scenario would be likely to materially damage confidence in the digital asset concerned and in digital assets in general and adversely affect their prices. Should such a loss of confidence in the underlying protocol occur, the value of the associated digital asset will decrease, which in turn would affect the value of the ETPs and/or our other products.

Digital assets are subject to storage-related risks, which may impact the value of such digital assets.

Digital assets reside on the public blockchain in a distributed ledger. Evidence of ownership is not recorded by a central authority at a single location but rather distributed among a network of users. The ledger in a public blockchain is transparent, and everyone can view the public addresses to which digital assets can be sent. However, to evidence ownership of the digital assets from a particular address and transfer them to another address requires the use of a private cryptographic key. The private cryptographic key is the sole way to evidence ownership, and whoever controls that key controls the digital assets held at its public addresses. As a result, securing the private keys that enable assets to be transferred is crucial to safeguarding ownership and control of the assets.

Storage of private keys is constantly evolving, and there are now multiple methods to store the keys and multiple security protocols governing access to the private keys. One of the most popular methods is to independently hold private keys either in paper or electronic form. Independent storage of private keys involves the primary risk of permanent loss of such key, which in turn would result in the permanent loss in the ability to evidence ownership in the digital assets (including cryptocurrencies) linked to that private key. This could be either through forgetting encryption passwords to access keys or losing the recovery seed to hardware wallets. Alternatively, investors may underestimate the requirement to ensure effective backups of keys, risking the loss of their investments if the medium used to physically store private keys was to fail, rendering the digital assets inaccessible and incapable of being realized. Instances of investors losing access to digital assets may adversely affect the levels of adoption and use of digital assets (including cryptocurrencies), as well as investor sentiment towards them. This could adversely affect the price of digital assets and consequently the value of an investment in ETPs and/or our other products.

We partner with reputable specialist institutional crypto custody firms to hold our digital assets. Institutional custodian solutions may vary in their specific security implementation and process. However, they often will offer duplicate high security wallets or vaults for safekeeping of private keys with elaborate security protocols surrounding access to such keys and withdrawals from addresses associated with the private keys stored or encrypted in the vault. Such arrangements offer high levels of security versus other ways of holding digital assets.

However, there is no guarantee than these arrangements fully protect from loss of assets. Furthermore, such elaborate security protocols may delay access to assets, either as a normal aspect of operational procedure or in the event the custodians were to experience any kind of systematic failure relating to technology, process or people. Either of these situations could result in a loss in cases where the price of the relevant digital assets moves adversely.

The jurisdiction or geography in which private keys are stored by the custodian firm, in case they are stored physically or on paper, may also affect the ability of an investor to withdraw assets in instances where regulation changes. A successful hacking attempt on a reputable custodian may (i) adversely affect the levels of adoption and use of digital assets (including cryptocurrencies), (ii) investor sentiment towards them, and (iii) adversely affect the price of digital assets and consequently the value of an investment in ETPs and/or our other products.

Our custodians are subject to storage risks related to digital assets.

Our continued success in effectively managing and growing our business depends on our ability to integrate our varied custodians. Komainu (Jersey) Limited (“Komainu”), Zodia Custody Limited (“Zodia UK”) as well as Zodia Custody (Europe) S.A. (“Zodia Europe”) (and collectively the “Custodians”), are our current custodians to our digital assets in connection to our Note Programs.

The Custodians employ industry-standard custody technologies, including hardware security modules and multi-party computation frameworks, to protect private keys and prevent unauthorized access. Under these arrangements, private keys are generated, stored and used within secure environments, and no single individual or system has unilateral control over private key material.

Digital assets are held in segregated wallets and recorded by the Custodians as held for the benefit of the Company. The existence and ownership of such assets are validated through daily reconciliations between Custodians’ records, the Company’s internal records, and publicly available blockchain data. In addition, the Company receives independent daily on-chain verification reports from a third-party service provider, The Network Firm.

Custodians’ custody platforms and related software controls are subject to independent examination through Service Organization Control reports, which assess the design and operating effectiveness of relevant controls, including access controls and change management.

While these measures are designed to provide reasonable assurance regarding the existence, ownership and security of digital assets, the Company remains exposed to risks associated with reliance on third-party Custodians.

It is a possibility that the custodian or a system interfacing with the custodian could be subject to a hacking attempt or to risks specific to their respective custody solutions, signature environments and/or control and security standards (e.g. cold storage solution, physical storage, signature set-ups, cryptographic key management, back-up plans). Such attempt(s) if successful could result in the loss of digital assets or make it impossible for us to create or redeem ETPs. Any loss of digital assets held by the custodian will not be recoverable by other assets, and security holders could suffer a loss as they cannot realize the full value of their investment.

Any insurance coverage obtained by or for the Custodians is solely for the benefit of the Custodians and does not guarantee or insure the Company in any way. There is no third-party insurance held by the Company on the digital assets in custody.

Disruptions in the markets, to market participants and to the operations of third parties whose functions are integral to our ETF, ETP and other related investment platforms may adversely affect the prices at which ETFs, ETPs and other related investment platforms trade, particularly during periods of market volatility.

The trading price of an ETF’s or ETP’s shares or units fluctuates continuously throughout trading hours. While an ETF’s and ETP’s creation/redemption feature and the arbitrage mechanism are designed to make it more likely that the ETF’s or ETP’s shares or units normally will trade at prices close to the ETF’s or ETP’s NAV, exchange prices may deviate significantly from the NAV. ETF and ETP market prices are subject to numerous potential risks, including significant market volatility; imbalances in supply and demand; trading halts invoked by a stock exchange; and inability or unwillingness of market makers, authorized participants, settlement systems or other market participants to perform functions necessary for an ETF’s or ETP’s arbitrage.

If market events lead to instances where an ETF or ETP trades at prices that deviate significantly from the ETF’s or ETP’s NAV or indicative value or trading halts are invoked by the relevant stock exchange or market, investors may lose confidence in ETF or ETP products and sell their holdings, which may cause our AUM, revenue and net income to decline.

The recent advancements in and increased use of AI present risks and challenges that may adversely impact our business.

We or our third-party vendors, investors or counterparties have developed and may continue to develop or incorporate AI technology in certain business processes, services or products. The development and use of AI present a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, in the U.S. and internationally and includes regulation targeted specifically at AI technology, as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology, increase our compliance costs and the risk of non-compliance and restrict or impede our ability to develop, adopt and deploy AI technologies efficiently and effectively. AI models, particularly generative AI models, may produce output or take action that is incorrect or outdated, that result in the release of personal, confidential or proprietary information, that reflect biases included in the data on which they are trained or introduced during the training or fine tuning process, that infringe on the intellectual property rights of others or that is otherwise harmful. In addition, the complexity of many AI models makes it challenging to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI technology, understanding and monitoring the capabilities of the AI technology developed by third parties and, to that extent, are dependent in part on the manner in which those third parties develop and train their models. This results in risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures. In addition to our use of AI technologies, we are exposed to risks arising from the use of AI technologies by bad actors to commit fraud and misappropriate funds and to facilitate cyberattacks. Generative AI, if used to perpetrate fraud or launch cyberattacks, could result in losses, liquidity outflows or other adverse effects at a particular financial institution or exchange. If our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability.

Failure to comply with client contractual requirements and/or investment guidelines could result in costs of correction, damage awards and/or regulatory fines and penalties against us and loss of revenues due to client terminations.

Many of the investment management agreements under which we manage assets or provide products or services specify investment guidelines or requirements, such as adherence to investment restrictions or limits, that we are required to observe in the provision of our services. Laws and regulations impose similar requirements for certain investment products. A failure to comply with these guidelines or requirements could result in damage to our reputation or in our investors seeking to recover losses, withdrawing their assets or terminating their contracts. Regulators likewise may commence enforcement actions for violations of such requirements, which could lead to fines and penalties against CoinShares, which could cause our AUM, revenues and net income to decline. We maintain various compliance procedures and other controls to seek to prevent, detect, and correct such errors. Significant errors by CoinShares could impact our reputation, AUM, revenues, net income, or liquidity.

We primarily trade our digital asset holdings in secondary market transactions on non-U.S. digital asset exchanges that blindly match buyers and sellers, which have been determined to be non-securities transactions by a U.S. federal court.

On July 13, 2023, in SEC v. Ripple Labs, et al., 20-cv-10832 (S.D.N.Y) (“Ripple Labs”), in a ruling on both parties’ motions for summary judgment, the court distinguished between bilateral, contractual sales of XRP from Ripple (the issuer) to institutional investors and “programmatic” sales of XRP on secondary markets that facilitate trading through an order book that blindly matches buy and sell orders (“Programmatic Trading”). The court found that while the initial XRP sales satisfied the Howey test and therefore constituted securities under U.S. federal securities laws, the court held that XRP underlying Programmatic Trading did not constitute a security under Howey. Various foreign jurisdictions may, in the future, adopt additional laws, regulations or directives that affect the characterization of digital assets as “securities.”

While the ruling in Ripple Labs is not definitive and other courts have taken dissimilar positions with respect to other digital assets, some of our interaction with digital assets is in connection with Programmatic Trading activities (i.e., we generally purchase, sell and hold digital assets through exchanges that operate blind matching engines). Ultimately, none of the digital assets that comprise a material portion of our digital asset holdings have been conclusively determined to be a security by the SEC or any U.S. court.

If we determine that any digital asset, held by a grantor trust in respect of which we or any of our affiliates acts as sponsor (each a “Trust”), is a “security” or an “investment security” under the Investment Company Act or other federal securities laws, whether that determination is initially made by us, or because a federal court upholds an allegation that the digital asset is such a “security” or “investment security”, we do not intend to permit the Trust to continue holding such digital asset in a manner that would cause the Trust to be an “investment company” under the Investment Company Act or otherwise violate the federal securities laws. In such circumstances, we would expect either to dissolve the Trust or to seek to restructure or operate the Trust in a way that complies with applicable securities laws.

Because the legal standards for determining whether a digital asset is or is not a security often leave room for interpretation, we intend, so long as we have good faith grounds to conclude that the Trust’s holdings are not securities, to continue to operate the Trust as a grantor trust and not to dissolve it merely on the basis that a digital asset could at some future point be determined to be a security.

Any enforcement action by the SEC or a state securities regulator asserting that a digital asset is a security, or a court decision to that effect, would be expected to have an immediate and material adverse effect on the trading value of the digital asset, as well as on the Shares of the Trust. This is because most digital assets, and the grantor trust structures that hold them, are not designed to operate within the framework of securities regulation. If a digital asset were determined to be a security, it would likely become difficult or impossible for such asset to be traded, cleared, or custodied in the United States through the same channels used by non-security digital assets. This in turn would be expected to adversely affect the liquidity of the asset, the ability of market participants to convert it into U.S. dollars, and the value of the Trust’s shares.

Our information regarding prior performance may not prove to be reflective of future results.

Information regarding prior performance is not necessarily indicative of actual results to be achieved for unrealized investments, the realization of which is dependent upon many factors, many of which are beyond CoinShares’ control. Further, there can be no assurance that the valuations for unrealized investments on which prior performance is calculated accurately reflect the amounts for which the subject investments will be sold and the actual realized returns may differ materially from such valuations. Any information presented in this Annual Report is not intended to suggest CoinShares would make all of the same or similar investments or would have the same or similar performance. Accordingly, prospective investors should not construe such performance as providing any assurances regarding the future performance of CoinShares.

The Company and CSIL have identified material weaknesses in its internal control over financial reporting. If the Company and CSIL are unable to remediate these material weaknesses or identify additional material weaknesses, it could lead to errors in financial reporting, which could adversely affect the Company’s business and the market price of the Company’s securities.

As a public company in Sweden, CSIL was not required to document and test its internal controls over financial reporting nor was management required to certify the effectiveness of its internal controls and its auditors were not required to opine on the effectiveness of its internal control over financial reporting. Following the consummation of the Business Combination, the Company will become subject to Section 404 of the Sarbanes-Oxley Act upon filing its second annual report, which requires public companies to include a report of management on their internal control over financial reporting in certain of its filings. In addition, when the Company is no longer an emerging growth company, its independent registered public accounting firm must attest to and report on the effectiveness of the Company’s internal control over financial reporting.

The Company and CSIL have identified material weaknesses in its internal control over financial reporting for the year ended December 31, 2025. The material weaknesses identified impact both the Company and CISL, as a result of the Business Combination, CSIL became a wholly owned subsidiary of the Company, and the Company has become a publicly traded company. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (1) deficiencies in the design and implementation of controls related to the detail and timeliness of reviews of reconciliations and other controls over financial reporting including the recognition, measurement and disclosures related to completeness of liabilities and to digital assets in CSIL and; (2) in respect of CSIL, deficiencies in the design and implementation of effective IT general controls related to the accounting systems supporting the financial reporting process, including in relation to logical access and change management controls.

As of the date of this Annual Report, the Company is designing and implementing a plan to remediate the material weaknesses identified. To address these material weaknesses, we are making and continue to make a number of changes to our program and controls as set forth in Item 15, “Controls and Procedures.” While the Company is working to remediate the material weaknesses as timely and efficiently as possible, at this time the Company cannot provide an estimate of the time it will take to fully complete this remediation plan.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company cannot be certain that these measures will successfully remediate the material weaknesses or that other material weaknesses will not be discovered in the future. If the Company’s efforts are not successful or other material weaknesses or control deficiencies occur in the future, the Company may be unable to report its financial results accurately or on a timely basis or identify or prevent fraud, which could cause its reported financial results to be materially misstated and result in the financial statements having to be restated or loss of investor confidence and cause the market price of the Company’s securities to decline. In addition, it could in turn lead to the delisting of the Company’s securities from the exchange on which they are listed and limit the Company’s ability to raise additional capital. Additionally, ineffective internal control over financial reporting could expose it to increased risk of fraud or misuse of corporate assets and subject it to potential regulatory investigations, civil or criminal sanctions and litigation and related damages.

The Company is subject to the Sarbanes-Oxley Act. We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. We will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting, pursuant to Section 404a of the Sarbanes-Oxley Act, at the time we file our second annual report on Form 20-F with the SEC, which will be for the year ending December 31, 2026. Further, our independent registered public accounting firm is not required and has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our management or independent registered public accounting firm, and such control deficiencies could have also represented one or more material weaknesses in addition to those previously identified.

If our existing material weaknesses persist or we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares and our overall business.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures annually. In particular, Section 404(a) of the Sarbanes-Oxley Act, will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404 (b) of the Sarbanes-Oxley Act, or Section 404(b), also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. To date, we have been exempt from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 (b). However, we will no longer be exempt from this requirement beginning with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2026. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404(b) will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.

Furthermore, investor perceptions of our company may suffer if additional deficiencies are found in our internal control over financial reporting, and this could cause a decline in the market price of our shares and accordingly our overall business. Regardless of compliance with Section 404, our failure to remediate the material weaknesses which have been identified or any additional failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our business, financial condition, liquidity, results of operation, cash flows or prospects and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

Risks Related to the Company’s Securities.

The requirements of being a public company in the United States may strain the Company’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that result from being a public company in the United States may be greater than we anticipate.

Requirements associated with being a public company in the United States require significant resources and management attention. As a result of the Business Combination, the Company became subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC and Nasdaq. The Company is also subject to various other regulatory requirements, including the Sarbanes-Oxley Act. These rules and regulations increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, complying with rules and regulations and the increasingly complex laws pertaining to public companies requires substantial attention from our senior management, which could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, results of operations and financial condition. We will also need to hire additional personnel to support our financial reporting function and may face challenges in doing so.

The Company may lose its foreign private issuer status which would then require it to comply with the Exchange Act’s domestic reporting regime and cause it to incur significant legal, accounting and other expenses.

For so long as the Company qualifies as a foreign private issuer, it is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. The Company may no longer be a foreign private issuer as early as December 31, 2026 which would require the Company to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain its current status as a foreign private issuer, as of the last business day of the most recently completed second fiscal quarter that follows the consummation of the Business Combination, either (a) a majority of the Company’s securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of the Company’s executive officers or directors cannot be United States citizens or residents, (ii) more than 50% of the Company’s assets must be located outside the United States and (iii) the Company’s business must be administered principally outside the United States. If the Company loses its status as a foreign private issuer, the Company would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. The Company may also be required to make changes in its corporate governance practices in accordance with various SEC and Nasdaq rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. The Company would also have to mandatorily comply with U.S. federal proxy requirements, and the Company’s officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

The regulatory and compliance costs to the Company under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs the Company would incur as a foreign private issuer. As a result, the Company expects that a loss of foreign private issuer status would increase its legal and financial compliance costs and is likely to make some activities highly time consuming and costly. The Company also expects that if it was required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for the Company to attract and retain qualified members of its board of directors.

The Articles designate Jersey courts as the exclusive forum for certain types of actions and proceedings and the federal district courts as the exclusive forum for Securities Act claims, which could limit shareholders’ ability to choose the judicial forum for disputes with the Company or our directors, officers, shareholders or employees.

The Articles provide that, Jersey courts shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, shareholder, officer or other employee of the Company to the Company or its shareholders, (iii) any action, suit or proceeding arising pursuant to any provision of Jersey law, the Articles (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination). If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than a Jersey court (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Jersey courts in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (ii) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder. The Articles also provide that, to the fullest extent permitted by law, federal district courts of the United States of America will be the sole and exclusive forum for the resolutions of any complaint asserting a cause or causes of action arising under the Securities Act. This provision in the Articles does not address or apply to claims that arise under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under the Exchange Act. To the extent these provisions could be construed to apply to such claims, there is uncertainty as to whether a court would enforce such provisions in connection with such claims and shareholders cannot waive compliance with the federal securities laws and the rules and regulations under the federal securities laws.

Any person or entity purchasing, holding or otherwise acquiring any interest in any of the securities of the Company will be deemed to have notice of and consented to the provisions of the Articles described in the preceding paragraph. These exclusive-forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors, officers, shareholder or other employees, which may discourage lawsuits against the Company and its directors, officers, shareholders and other employees. The enforceability of similar exclusive-forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Articles is inapplicable or unenforceable. If a court were to find these exclusive-forum provisions to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm its results of operations.

The Company is an “emerging growth company” and the Company cannot be certain if the reduced reporting and disclosure requirements applicable to “emerging growth companies” will make the Company’s securities less attractive to investors.

The Company is an “emerging growth company” as defined in the JOBS Act, and the Company takes advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act.

The Company will remain an “emerging growth company” until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which the Company has a total annual gross revenue of at least $1.235 billion, or (c) in which the Company is deemed to be a large accelerated filer; and (ii) the date on which the Company has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

The Company cannot predict if investors will find its securities less attractive because the Company chooses to rely on these exemptions. If some investors find the Company’s securities less attractive as a result, there may be a less active trading market for the Company’s securities, and the price of the Company’s securities may be more volatile.

The Company is subject to reporting requirements. If the Company fails to comply or lacks the appropriate internal controls, it could be subject to sanctions or investigations by the SEC or other regulatory authorities.

As a publicly traded company in the United States, the Company is subject to the reporting requirements of the Exchange Act and Sarbanes Oxley Act. As a public company in Sweden, CSIL was not required to document and test its internal controls over financial reporting nor was CSIL’s management required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. In addition, certain of the Company’s subsidiaries prepare separate financial statements under local GAAP for statutory purposes, and the Company is therefore subject to accounting and financial reporting requirements under multiple jurisdictions and regulations. Accordingly, the Company will be required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with certain of these requirements. Even when such controls are implemented, the Company will not be able to guarantee that its internal controls and disclosure controls and procedures will prevent all possible errors.

Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company’s business have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake, which may be heightened due to decentralized organizational model governing the Company’s subsidiaries where they are largely responsible for and conduct the business independently. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any system of controls may not succeed in achieving its stated goals under all potential future conditions. Over time, measures of control may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

If the Company is not able to comply with the financial reporting requirements of Regulation S-X or the requirements under the Sarbanes-Oxley Act in a timely manner, or if it is unable to maintain proper and effective internal controls, it may not be able to produce timely and accurate financial statements as required under the financial reporting requirements of the Securities and Exchange Act of 1934. If that were to happen, the market price of the Company’s securities could decline, and it could be subject to sanctions or investigations by the SEC or other regulatory authorities.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Company’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Company’s securities may decline. The trading price of Ordinary Shares and/or Warrants could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond the Company’s control. Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of Ordinary Shares and/or Warrants. Additionally, any of the risk factors discussed in this Annual Report could have a material adverse effect on your investment, and Ordinary Shares and/or Warrants may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Ordinary Shares and/or Warrants may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of Ordinary Shares irrespective of the Company’s operating performance. The stock market in general and Nasdaq specifically has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a financial conditions or results of operations. A decline in the market price of the Company’s securities also could adversely affect the Company’s ability to issue additional securities and the Company’s ability to obtain additional financing in the future. As a result of this volatility, holders may not be able to sell their securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the Company could depress the price of the Ordinary Shares and/or Warrants regardless of the Company’s business, prospects, financial conditions or results of operations. A decline in the market price of the Company’s securities also could adversely affect the Company’s ability to issue additional securities and the Company’s ability to obtain additional financing in the future.

There is no guarantee that the Warrants will ever be in the money, and they may expire worthless. The Warrants may have an adverse effect on the market price of the Ordinary Shares.

The Vine Hill Public Warrants became Warrants. The exercise price for the Warrants is $11.50 per Ordinary Share, subject to adjustment. There is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.

The Warrants entitle the holders to purchase Ordinary Shares. Such Warrants, when exercised, will increase the number of issued and outstanding shares. Such increased number of shares, or even the possibility of such an increase in the number of shares, may reduce the market price of the Ordinary Shares.

Holders may only be able to exercise their Warrants on a “cashless basis” under certain circumstances and if they do so, they will receive fewer Ordinary Shares from such exercise than if they were to exercise such Warrants for cash.

The Warrant Agreement provides that in the following circumstances holders of Warrants who seek to exercise their Warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Ordinary Shares issuable upon exercise of the Warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement; (ii) if the Company has so elected and the Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if the Company has so elected and the Company calls the Warrants for redemption. If you exercise the Warrants on a cashless basis, you would pay the warrant exercise price by surrendering the Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” of the Ordinary Shares (as defined in the next sentence) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of Warrants, as applicable. As a result, you would receive fewer Ordinary Shares from such exercise than if you were to exercise such Warrants for cash.

The Company may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to holders, thereby making the Warrants worthless.

The Company will have the ability to redeem all of the outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Ordinary Shares equals or exceeds $18.00 per share on each of 20 trading days within a 30 trading-day period commencing once the Warrants become exercisable and ending on the third trading day prior to proper notice of such redemption. The Company will not redeem the Warrants unless an effective registration statement under the Securities Act (other than a registration statement on Form S-4 or S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity) covering the Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period. If and when the Warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force you to (i) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants or (iii) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.

The Company may amend the terms of the Warrants in a manner that may be adverse to holders of the Warrants with the approval by the holders of at least a majority of the then outstanding Warrants. As a result, the exercise price of your Warrants could be increased, the exercise period could be shortened, and the number of Ordinary Shares purchasable upon exercise of a Warrant could be decreased, all without your approval.

The Warrants were issued in registered form under the Warrant Agreement and are governed by the terms of the Warrant Agreement. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding Warrants to make any change that adversely affects the interests of the registered holders of Warrants. Accordingly, the Company may amend the terms of the Warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding Warrants approve of such amendment. Although the Company’s ability to amend the terms of the Warrants with the consent of at least a majority of the then outstanding Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of Ordinary Shares purchasable upon exercise of a Warrant.

The Warrant Agreement designates the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Warrants, which limits the ability of Warrant holders to obtain a favorable judicial forum for disputes with the Company.

The Warrant Agreement provides that subject to applicable law, (i) any action, proceeding or claim against the Company arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York, (ii) in each case the Company irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. The Company will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement do not and will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants, as applicable, will be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, as applicable, is filed in a court other than a court of the State of New York located in the County of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of Warrants, as applicable, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions and (y) having service of process made upon such Warrant holder in any such action brought in such court to enforce the forum provisions by service upon such Warrant holder’s counsel in the foreign action as agent for such Warrant holder.

This choice-of-forum provision may limit a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company, which may discourage such lawsuits. Warrant holders who are unable to bring their claims in the judicial forum of their choosing may be required to incur additional costs in pursuit of actions which are subject to the Company’s choice-of-forum provisions. Alternatively, if a court were to find this provision of the Warrant Agreement, inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect the Company’s business, financial condition and results of operations and result in a diversion of the time and resources of the Company’s management and board of directors.

An active trading market for the Company’s securities may not develop, which may limit your ability to sell such securities.

The Ordinary Shares and Warrants are listed on Nasdaq under the ticker symbols “CSHR” and “CSHRW,” respectively, and trading commenced on April 1, 2026. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of the Ordinary Shares and Warrants. The market price of the Ordinary Shares may decline, and you may not be able to sell your Ordinary Shares at or above the price at which they were acquired. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing Ordinary Shares and Warrants.

Jersey law and the Articles contain certain provisions, including anti-takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Articles and Jersey law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by the Board of Directors and therefore depress the trading price of the Ordinary Shares. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the then-current members of the Board of Directors or taking other corporate actions, including effecting changes in management. Among other things, the Articles include provisions regarding:

●	the authority of the Board of Directors to issue shares in one or more classes with preferred or other special rights and to determine by resolution the rights, preferences, limitations and restrictions attaching to such shares, without shareholder approval, which may operate in a manner similar to so-called “blank check” preference shares and could be used, among other things, to significantly dilute the ownership of a hostile acquirer; the limitation of the liability of and the indemnification of, the Company’s directors and officers;

●	controlling the procedures for the conduct and scheduling of the Board of Directors and shareholder meetings; and

●	the requirement for the affirmative vote of holders of at least 66 2/3% of the total voting power of all of the then issued voting shares of the Company entitled to vote thereon, voting together as a single class, to amend or modify certain provisions in the Articles which could preclude shareholders from bringing matters before annual or special meetings of shareholders and delay changes in the Board of Directors and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Board of Directors or management.

As a Jersey company, the Company will generally be subject to provisions of Jersey law. See the description of the Articles in Exhibit 2.7 to this Annual Report.

Any provision of the Articles or Jersey law that has the effect of delaying or preventing a change in control could limit the opportunity for shareholders to receive a premium for their Ordinary Shares and could also affect the price that some investors are willing to pay for Ordinary Shares.

Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Ordinary Shares or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the Board of Directors’ attention and resources from our business, which may adversely affect our business, financial condition and results of operations. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. We may also be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters.

Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Securities of companies formed through mergers such as the Business Combination may experience a material decline in price relative to the share price of the Vine Hill Public Shares prior to the business combination.

As with most SPAC initial public offerings in recent years, Vine Hill issued shares as part of the Vine Hill Units for $10.00 per unit upon the closing of its IPO. As with other SPACs, the $10.00 per share price of Vine Hill reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account prior to the Business Combination. Following the Vine Hill IPO, the proceeds held in the Trust Account were initially equal to approximately $10.05 per share and at the time Vine Hill’s public shares were redeemed were equal to approximately $10.71 per share. Following the Business Combination, the Ordinary Shares outstanding no longer have any such redemption right and are solely dependent upon the fundamental value of the Company, which, like the securities of other companies formed through SPAC mergers in recent years, may be significantly less than both the redemption price and the amount per share initially held in the Trust Account upon consummation of the Vine Hill initial public offering.

Item 4. Information on the Company

CoinShares is an asset manager specialized in digital assets operating an institutional-grade platform with integrated capital markets capabilities. The Company combines recurring fee-based revenues with balance sheet-driven, yield-oriented returns. This model enables the Company to deliver performance across market cycles.

The Asset Management business provides regulated, exchange-listed access to digital assets across multiple jurisdictions, while the Capital Markets platform supports product development, execution and balance sheet deployment through trading, staking and lending activities. The Company operates within a multi-jurisdictional regulatory framework and applies a security-first operating model to manage risk and ensure product integrity. The Company has established a leading position in a fragmented European market, supporting scalable long-term growth.

A.	History and Development of the Company

CoinShares PLC (formerly Odysseus Holdings Limited) is a company incorporated under the laws of Jersey, Channel Islands on August 29, 2025. On the Closing Date, the Company consummated the Business Combination pursuant to the Business Combination Agreement, because of which CSIL became a wholly owned subsidiary of the Company, and the Company became a publicly traded company listed on Nasdaq. For further information on the Business Combination, see “About This Annual Report” above.

CSIL is a company incorporated under the laws of Jersey, Channel Islands, and is a leading asset management firm specialized in digital assets. Prior to the Business Combination, ordinary shares of CSIL were listed and traded on the Nasdaq First North Growth Market in Stockholm, Sweden.

The Company’s registered office and principal executive offices are located at 2 Hill Street, St. Helier, JE2 4UA, Jersey. The Company’s address for service of process in the United States is located at 437 Madison Avenue, 28th Floor, New York, NY 10022. The Company’s principal website address is https://coinshares.com/. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Annual Report, and you should not consider it a part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is https://www.sec.gov.

We are an asset management firm born in Europe and headquartered in Jersey, Channel Islands. The Company’s wholly owned subsidiary, CSIL, was founded in 2014 with the objective of building an institutional-grade platform for accessing digital assets through regulated financial products.

Since inception, we have focused on developing the infrastructure required to support institutional participation in digital assets. Early milestones include the launch of one of the first regulated Bitcoin hedge funds (GABI) and the acquisition of the first European publicly traded crypto ETP (CoinShares XBT Provider) in 2016, establishing the foundation for our asset management platform.

Over time, we expanded our capabilities through a combination of organic development and targeted acquisitions, including CoinShares XBT Provider (2016 – Sweden), the BLOCK Index business (2021 – United Kingdom), Napoleon Asset Management (2022 – France), Valkyrie Funds (2024 – United States), Bastion Asset Management Limited (2025 – United Kingdom subject to completion in 2026). These transactions broadened our product offering, enhanced our distribution footprint, and strengthened our presence across key markets.

In September 2025, CSIL announced a business combination with Vine Hill, resulting in the Company becoming publicly listed on Nasdaq in April 2026. The consummation of the Business Combination reflects our strategic objective to establish a long-term presence in the United States and to position CoinShares as a global asset management franchise with deep expertise in digital assets and innovation operating across both European and U.S. markets.

Subsequent to December 31, 2025, the Company, CSIL and SPAC Merger Sub completed the transaction with Vine Hill, resulting in the listing of CoinShares PLC on the US Nasdaq under the ticker CSHR. The first day of trading was April 1, 2026.

B.	Business Overview

1.	Our Company

CoinShares is an asset manager specialized in digital assets operating institutional-grade platforms with integrated capital markets capabilities, combining recurring fee-based revenues with balance sheet-driven, yield-oriented returns. This model enables the Company to deliver performance across market cycles.

The Company operates at the intersection of traditional financial markets and blockchain-based assets, providing investors with regulated and operationally robust access to digital asset exposures through familiar investment structures.

The Company has historically operated with a focus on revenue generation, profitability, and capital efficiency, which has shaped the development of its business model.

2.	Our Business Model

Our business model combines:

●	Asset Management revenues, derived primarily from management fees accruing daily based on assets under management; and

●	Capital Markets revenues, generated through non-directional trading and hedging strategies, staking, lending, and liquidity provisioning.

This dual-engine model provides diversified revenue streams across market cycles, with the Asset Management platform generating recurring income and the Capital Markets platform engaging in activities that enhance returns through disciplined balance sheet deployment.

The model is designed to generate a blended yield on a growing asset base over time, with performance being influenced by market conditions, including volatility and activity across the platform. As assets under management increase, the Company benefits from operating leverage, with a relatively stable cost base outside of direct trading and custody costs.

3.	Our Operating Model

The Group operates an institutional platform comprising an Asset Management platform and with integrated Capital Markets capabilities.

i.	Asset Management

The Group’s Asset Management platform is focused on the design, issuance, and management of investment products, providing exposure to digital assets and related investment themes. These products are distributed through regulated exchanges and financial intermediaries, enabling access for institutional and retail investors across multiple jurisdictions.

The platform operates through a combination of product structuring, portfolio management, and distribution capabilities, supported by regulated infrastructure and established market participants.

The Group’s products are listed across multiple regulated exchanges and rely on a network of authorized participants and market makers to support liquidity, price discovery and investor access. Creation and redemption processes are facilitated through these participants, enabling efficient primary and secondary market functioning.

The Asset Management platform includes both listed and non-listed investment solutions:

a.	Listed Product Platform

The Group designs and manages a range of exchange-traded products, including physically backed and synthetic structures, as well as products incorporating staking features and index-based exposures. These products are structured to meet regulatory, liquidity, and custody requirements across jurisdictions and are designed to integrate with traditional financial market infrastructure. The Group operates multiple product platforms in Europe and maintains a presence in the United States through its acquired platform, which is being further developed to support future growth.

b.	Non-Listed Product Platform

The Group also develops and manages non-listed investment solutions, including systematic and quantitative strategies delivered through managed accounts and other structures. These solutions leverage the Group’s internal technology, execution capabilities, and investment expertise. The Asset Management platform is supported by the Group’s Capital Markets capabilities, enabling efficient execution, product innovation, and integration of balance sheet-driven strategies.

ii.	Capital Markets

The Company operates a Capital Markets platform that supports and enhances the Asset Management platform while generating complementary revenue streams. This platform is an integrated set of trading, infrastructure, and engineering capabilities designed to enhance product development, optimize execution, and actively manage balance sheet exposures.

It supports product development, execution, and balance sheet utilization. The Capital Markets platform has historically contributed a complementary yield on the Company’s asset base through staking, lending, liquidity provisioning and non-directional trading activities, with performance varying across market environments. These activities support the Company’s ability to deliver a blended yield on a growing AUM base.

The Capital Markets platform performs three core functions:

a.	Product Development and Engineering

The platform acts as a development and testing environment for new investment strategies, product structures, and underlying digital assets prior to their integration into the Company’s Asset Management offering.

This includes:

●	Testing of trading strategies and hedging approaches; and

●	Evaluation of new digital assets and yield opportunities.

b.	Operational Infrastructure and Execution

The platform provides critical middle- and back-office capabilities to support the Asset Management business, including:

●	Market making and liquidity provision for listed products;

●	Creation and redemption monitoring;

●	Execution infrastructure supporting creation and redemption processes;

●	Selection and monitoring of liquidity providers and authorized participants;

●	Management of staking programs and their deployment across supported assets;

●	Custodian selection and oversight; and

●	Counterparty selection and monitoring.

This integrated infrastructure supports efficient product operation and contributes to tighter spreads, improved liquidity, and enhanced investor experience.

c.	Balance Sheet Utilization and Revenue Generation

In addition to supporting Asset Management, the platform generates standalone revenues through the active deployment of the Company’s balance sheet.

These activities include:

●	Staking of eligible digital assets to generate yield;

●	Lending of digital assets to selected counterparties; and

●	Algorithmic and relative value trading strategies.

These activities are each managed within a defined risk framework and are designed to generate returns across market environments, including through non-directional strategies. These capabilities support both product innovation and operational efficiency, while enabling the Company to manage liquidity, execution, and balance sheet exposures across its platform.

4.	Our Security-first approach

The Company’s operating model is supported by a security-first framework that is embedded across its Asset Management and Capital Markets platforms. This framework integrates risk management, regulatory alignment, and cybersecurity into the core design of the Company, supporting scalable and sustainable revenue generation. The security-first operating model is based on four principles:

i.	Risk Management, Governance and Control Framework

The Company maintains a formal risk governance structure designed to ensure that its risk profile remains aligned with its investment objectives and the risk appetite defined by our board of directors.

This framework includes:

●	A Risk and Compliance Committee comprising senior management, including the Chief Executive Officer, Chief Financial Officer, General Counsel and heads of business units;

●	Independent risk oversight with direct access to our board of directors where required; and

●	Continuous monitoring of market, counterparty, and operational risks.

Risk management is embedded in day-to-day operations and supported by a set of structured policies and frameworks governing collateral management, counterparty exposure, market risk and digital asset-specific risks, including DeFi protocols.

The Company applies defined risk frameworks across its activities, including:

●	Collateral and counterparty risk frameworks with defined exposure limits;

●	Counterparty and market risk frameworks governing trading venues, custodians and lending counterparties;

●	Monitoring of market exposures and liquidity; and

●	Defined limits on lending activity, including duration, collateralization, and counterparty selection.

These frameworks are designed to manage risk, preserve capital, and ensure disciplined deployment of the Company’s balance sheet.

ii.	Technology and Risk Infrastructure

The Company’s risk management processes are supported by proprietary and third-party technology systems designed to provide real-time visibility over positions, exposures, and operational activity.

These include:

●	Proprietary trading and execution systems;

●	Centralized risk data aggregation platforms;

●	Portfolio management systems consolidating positions and risk metrics across the Company; and

●	Formal risk registers and monitoring tools.

This infrastructure enables the Company to monitor exposures dynamically and respond to changing market conditions.

These dependencies are actively managed to ensure continuity of operations and resilience under stressed market conditions.

The Company also maintains redundancy across critical systems and providers to enhance operational resilience.

iii.	Cybersecurity and Operational Resilience

Cybersecurity is integrated into the Company’s operating model as a core component of risk management and operational resilience.

The Company maintains:

●	Centralized identity and access management controls based on least-privilege principles;

●	Multi-factor authentication and device-level security controls;

●	Continuous monitoring of systems, networks and applications through dedicated security operations capabilities;

●	Segmented and secure cloud-based infrastructure designed to isolate critical systems; and

●	Vendor risk management processes and ongoing security assessments.

Cybersecurity controls are supported by internal capabilities and external partners and are aligned with industry standards and regulatory expectations.

iv.	Regulatory Framework

The Group operates through regulated entities across multiple jurisdictions. This regulatory footprint is integral to its positioning as an institutional asset manager operating at the intersection of traditional financial instruments and digital assets.

In the European Union, the Group operates through entities authorized and supervised by the Autorité des Marchés Financiers in France (AMF). These authorizations include permissions under the Markets in Financial Instruments Directive (MiFID II) framework, enabling the provision of investment services such as portfolio management and investment advice in financial instruments, as well as authorization under the Alternative Investment Fund Managers Directive (AIFMD) to manage alternative investment funds.

The Group also operates within the framework established by MiCA Regulation, which governs certain crypto-asset services across the European Union. These frameworks collectively support the Group’s ability to structure and manage products that combine exposure to traditional financial instruments and digital assets across multiple European jurisdictions.

In Jersey, certain Group entities are regulated by the Jersey Financial Services Commission and are subject to local financial services laws including in relation to investment management, money laundering, and governance arrangements.

In the United States, the Group conducts activities through entities that are subject to oversight by the U.S. Securities and Exchange Commission, the Financial Industry Regulatory Authority and the National Futures Association, depending on the nature of the activity.

The Group is also subject to applicable laws and regulations relating to anti-money laundering, counter-terrorist financing, sanctions compliance and data protection, including the General Data Protection Regulation.

5.	Our Products

The Company offers a range of investment solutions across its Asset Management platform, including:

●	Exchange-traded products providing exposure to digital assets such as Bitcoin, Ethereum and other digital assets;

●	Staked ETPs designed to incorporate on-chain yield;

●	Index-tracking strategies and thematic exposures; and

●	Actively managed strategies.

These products are structured to meet regulatory, liquidity, and custody requirements across jurisdictions and are designed to integrate with traditional financial market infrastructure.

6.	Our Competitive Positioning

i.	Europe versus US Dynamics

The Company operates in a competitive environment characterized by a distinction between a fragmented European market and a scale-driven U.S. market. This structural fragmentation in Europe creates barriers to entry that favor established platforms with regulatory, operational and distribution capabilities across jurisdictions.

The United States represents a large, relatively homogeneous market in which scale-driven asset managers have established strong positions, particularly in low-cost products providing exposure to major digital assets. In contrast, the European market remains fragmented across multiple jurisdictions, languages, and regulatory regimes. Despite increasing regulatory harmonization, including through passporting frameworks, market entry and distribution in Europe continue to require country-specific approaches and local expertise.

This fragmentation creates meaningful barriers to entry and favors established platforms with:

●	Multi-jurisdictional regulatory approvals;

●	Localized distribution capabilities; and

●	Operational infrastructure adapted to diverse market requirements.

The Company has developed these capabilities over more than a decade, resulting in a leading position in the European digital asset ETP market.

Our competitive positioning in Europe is supported by:

●	A comprehensive product offering across multiple asset types and structures;

●	A diversified revenue model combining Asset Management and Capital Markets capabilities;

●	Established infrastructure and operational capabilities; and

●	A cost-efficient operating model supported by technology, enabling continued innovation.

In the United States, the competitive landscape is characterized by the presence of large, diversified asset managers with significant distribution scale and pricing power in core products.

Our strategy in the United States is not to compete directly on scale in commoditized exposures, but rather to leverage existing market infrastructure and investor awareness to introduce differentiated, higher value-added investment solutions. These are expected to focus on areas where specialized expertise, product structuring capabilities and active management can support premium unit economics.

This disciplined approach to market entry reflects our focus on capital efficiency and long-term value creation for shareholders.

The Company’s unit economics further reinforce its competitive positioning and support its ability to deliver a stable yield on a growing AUM base. We have historically been able to achieve breakeven on new products at relatively modest levels of AUM compared to larger, scale-driven asset managers focused on low-cost, commoditized exposures.

This cost-efficient operating model enables participation in smaller and more fragmented markets and supports the launch of differentiated investment products that may be uneconomic for larger competitors. Combined with the Company’s multi-jurisdictional regulatory footprint and established distribution infrastructure, these dynamics contribute to durable fee stability and support the blended yield profile delivered across market cycles.

ii.	Intellectual Property

The Group relies on a combination of trademarks, proprietary technology, and confidential know-how to support its operations. These capabilities support the Group’s ability to develop and operate investment products across both traditional financial instruments and digital assets.

iii.	Trademarks

The Group owns and maintains registered trademarks in multiple jurisdictions, including the “CoinShares” and “CoinShares XBT Provider” brands, which are used in connection with its investment products, corporate communications and digital platforms. The Group monitors and enforces its intellectual property rights where appropriate to protect its brand and reputation.

iv.	Proprietary Technology

The Group has developed proprietary systems and infrastructure supporting its Asset Management and Capital Markets activities, including trading, portfolio management and risk monitoring functions. These systems are developed and maintained internally and form part of the operational infrastructure of the business.

v.	Confidential Information and Trade Secrets

A significant portion of the Group’s intellectual property consists of confidential information and trade secrets, including proprietary methodologies, models, and processes. The Group seeks to protect this information through contractual arrangements, internal policies and technical safeguards, including confidentiality agreements, access controls and information security measures.

C.	Organizational Structure

CoinShares PLC is the ultimate holding company of the combined Group. CoinShares PLC directly or indirectly owns 100% of the outstanding equity interests of CSIL. The diagram below depicts a simplified version of the Company’s organizational structure subsequent to the closure of the Business Combination.

D.	Property, Plants and Equipment

We lease approximately 7,567 square feet of office space in St. Helier, Jersey, Channel Islands, which serves as our corporate headquarters. In addition, we lease approximately 6,275 (London, England), 2,271 (Paris, France) and 2,384 (New York, USA) square feet additional office space to support our operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

COINSHARES PLC

Unless context otherwise requires, all references in this section to “we,” “us,” “our,” or “Holdco” refer to CoinShares PLC (f/k/a Odysseus Holdings Limited) and subsidiary. The following discussion and analysis of our financial condition and results of operations of CoinShares PLC and subsidiary should be read together with the consolidated financial statements and the related notes of CoinShares PLC and subsidiary and the other financial information included elsewhere in this annual report, including CoinShares International Limited. This discussion contains forward-looking statements that involve risks and uncertainties. CoinShares PLC and subsidiary’s actual business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report, particularly under “Item 3.D Key Information—Risk Factors.” See “Cautionary Statement Regarding Forward-Looking Statements.” CoinShares PLC and subsidiary’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Holdco, a private limited company organized under the laws of Bailiwick of Jersey, Channel Islands on August 29, 2025 (Inception) was formed for the purpose of effectuating the business combination with CoinShares International Limited and Vine Hill Capital Investment Corp (the “Business Combination.”) Holdco is the owner of all of the issued and outstanding equity interest of SPAC Merger Sub. Holdco owns no material assets other than the equity interest of SPAC Merger Sub and it does not operate any business. Holdco has no prior operating activities.

SPAC Merger Sub, a Cayman Islands exempted company formed on August 25, 2025, is a wholly owned subsidiary of Holdco. The SPAC Merger Sub was formed solely for the purpose of effectuating the Business Combination and it does not own any material assets or conduct any business activities other than activities incidental to effectuating the business combination.

Results of Operations

We incurred expenses for the period from August 29, 2025 (Inception) to December 31, 2025 for formation and operating activities. For the period from August 29, 2025 (Inception) to December 31, 2025, we incurred a net loss of $151,410 related to general and administrative expenses and other organizational activities.

Liquidity and Capital Resources

Operating activities

Net cash used in operating activities for the period from August 29, 2025 (Inception) to December 31, 2025 was $119,578 which was related primarily to costs incurred for accounting and administrative costs and costs related to the formation of the Company.

Financing activities

Net cash provided by financing activities for the period from August 29, 2025 (Inception) to December 31, 2025 was $150,000 from the issuance of 150 ordinary shares.

As of December 31, 2025, we had cash of $30,422. As of December 31, 2025, our total liabilities were $14,666. The Company is a non-revenue generating holding company which was solely created to be the surviving company in connection with the Business Combination Agreement. Prior to the consummation of the Business Combination, there was a risk that it would not be completed, and the Company would lack liquidity to sustain operations for significant costs associated with the merger which include, but are not limited to formation costs, filing costs, and legal costs. Accordingly, there was material uncertainty related to events or conditions that cast substantial doubt on the Company’s ability to continue as a going concern, and therefore it may have been unable to realize its assets and discharge its liabilities in the normal course of business. The Company has since completed the closing of the business combination at which time it obtained access to proceeds from the Trust Account and PIPE Investment Shares.

COINSHARES INTERNATIONAL LIMITED

Unless the context otherwise requires, all references in this section to “we,” “our,” “CSIL,” “CoinShares,” the “Group,” or the “Company” refer to CoinShares International Limited and its subsidiaries. The following discussion and analysis of the financial condition and results of operations of CoinShares International Limited (together with its subsidiaries) should be read in conjunction with CSIL’s Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024, and 2023, and the related notes thereto, included elsewhere in this Annual Report and the other financial information included elsewhere in this annual report, including CoinShares PLC.

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP for the year ended December 31, 2025. As this represents the Group’s first U.S. GAAP financial statements, prior period information has been presented on a comparable basis. The adoption of U.S. GAAP has resulted in changes to the recognition and presentation of certain items, including digital assets, which will affect the comparability of results to prior periods previously reported under IFRS. The change in functional currency of the parent entity from GBP to USD did not have a material impact on the Group’s results of operations or financial position, as the parent entity has limited foreign currency exposure.

This discussion contains forward-looking statements within the meaning of applicable securities laws that involve risks and uncertainties. CoinShares’ actual business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this A~~n~~nual R~~e~~port, particularly under “Item 3.D Key Information—Risk Factors.” See “Cautionary Statement Regarding Forward-Looking Statements.” CoinShares’ historical results are not necessarily indicative of the results that may be expected for any period in the future. All financial information is presented in U.S. dollars. Certain totals may not sum due to rounding.

CoinShares Overview

CoinShares is an asset manager specialized in digital assets operating an institutional-grade platform with integrated capital markets capabilities. The Company combines recurring fee-based revenues from its Asset Management platform with complementary returns generated through its Capital Markets capabilities, which support product operations, execution and balance sheet management.

The Group generates a diversified range of revenues, gains and other income across varying market conditions, through a combination of asset management activities and complementary capital markets capabilities that support product operations, execution and balance sheet management.

The Group operates within a multi-jurisdictional regulatory framework and applies a security-first operating model across its two operating segments: Asset Management and Capital Markets (referred to herein as the “Asset Management Segment” and “Capital Markets Segment”).

Our Operations

Our financial results reflect a combination of:

●	Recurring Asset Management revenues, derived primarily from management fees accruing daily based on assets under management;

●	Capital Markets revenue and gains, arising from the Group’s Capital Markets activities, including trading and hedging strategies, staking, lending and liquidity provisioning in support of the Group’s product platform; and

●	a cost base that management seeks to manage efficiently, with a focus on delivering operating leverage as the business scales.

Accordingly, management evaluates the performance of the Group using the following key metrics, in addition to those included within Key Performance Indicators and Metrics:

●	Asset Management fees;

●	Capital Markets revenue and gains (a non-GAAP measure);

Revenue and gains from operations (a non-GAAP measure);

●	Operating Income; and

●	Segment EBITDA (included herein within Segment Reporting).

These measures are considered primary indicators of the Group’s underlying operating performance.

Gains and losses on digital assets and gains and losses on certificate liabilities can result in significant volatility in reported results. These movements are largely driven by changes in digital asset prices and represent economically linked positions on the Group’s balance sheet.

As a result, management focuses on the net impact of these items, which is reflected within Capital Markets’ revenue and gains, as a more meaningful measure of the performance of the Group’s trading and hedging activities.

Asset Management

The Asset Management Segment comprises a range of platforms designed to provide investors with exposure to digital assets across multiple products, jurisdictions and trading venues.

●	CoinShares XBT Provider is a retail-focused platform listed on Nasdaq OMX, with distribution primarily in the Nordic region.

●	CoinShares Physical is an institutional-grade platform, while remaining accessible to retail investors, listed across major European exchanges including SIX (Zurich), Xetra (Germany), Euronext (Paris and Amsterdam), Borsa Italiana (Milan) and the London Stock Exchange. The product suite includes both single-asset (staked and unstaked) and basket products.

●	BLOCK Index provides indirect exposure to digital assets through listed equities. CoinShares is responsible for index construction and risk allocation, while Invesco EMEA manages distribution.

●	CoinShares Valkyrie Funds comprises a suite of U.S.-listed ETFs (under the 1940 Act and 1933 Act), representing the Group’s expansion into the U.S. market and access to a broader investor base.

The Asset Management Segment generates recurring management fee income, primarily driven by AUM levels (in turn impacted by pricing and net flows) and product mix.

Capital Markets

The Capital Markets Segment is an integrated platform of capabilities that supports and enhances the Group’s Asset Management activities, including product development, execution and balance sheet management, while generating complementary revenue through the disciplined management of the Group’s balance sheet.

The segment plays a central role in supporting the Group’s listed product platform, including issuance and redemption processes, hedging activities, and execution across trading venues. Its core activities include:

●	Trading and execution strategies (algorithmic, relative value, non-directional);

●	Staking (primarily ETH);

●	Lending (to selected counterparties); and

●	Support of ETP flows and associated hedging.

These activities are undertaken to support product operations and to manage exposures arising from the Group’s Asset Management business, including accrued fees and other balance sheet positions.

Performance within the Capital Markets is influenced by market conditions, including volatility, pricing dislocations, and the level of activity across the Group’s product platform. The scale of the segment is linked to the size and activity of the Group’s product platform and associated balance sheet exposures.

The Group’s operating segments are identified in accordance with Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, based on the way management organizes the business, allocates resources and assesses performance. Refer to the Group’s consolidated financial statements for further information on operating segments.

Other Activities

In addition to its operating segments, the Group maintains (i) a principal investment portfolio, comprising equity investments in digital asset-related companies and certain early-stage or restricted digital asset holdings held for investment purposes, (ii) centralized corporate and administrative functions that are not directly attributable to the operating segments, and (iii) digital assets designated as treasury, representing long-term holdings accumulated for investment purposes in accordance with the Group’s treasury policy.

Factors Affecting Results of Operations

Our operations are affected by external factors that directly impact financial performance. The most significant of these factors are outlined below.

Digital asset pricing

Digital assets are highly volatile, and subject to uncertainty regarding future trading prices. A substantial share of the Group’s revenue is directly linked to assets under management (“AUM”) within the Asset Management Segment, management fees, which accounted for 76.3%, 71.8% and 61.2% of our consolidated revenue for the years ended December 31, 2025, 2024, and 2023, respectively. In addition, the Capital Markets Segment generates gains through trading, hedging and liquidity management activities undertaken in support of the Group’s product platform.

As a result, the Group’s revenue and gain-generating capacity across both segments is closely correlated with digital asset prices, and fluctuations in market pricing have a direct and material impact on financial performance. Moreover, digital asset prices are inherently volatile and strongly influenced by macroeconomic and market forces beyond our control that cannot be fully hedged . The following graph illustrates the price performance of Bitcoin and Ethereum since January 2023.

Source: Compass Crypto Reference Index

Competitors / fees

Our ability to attract investor capital into our products, and in turn increase AUM and enhance earning capacity, depends on our ability to anticipate and respond to evolving market demand through the design, development and launch of relevant investment products. This includes careful consideration of product structure, features, and fee levels of all digital asset–referencing products introduced by us.

Having grown to become the largest digital asset ETP provider in Europe in recent years, our market position has been built on a track record of product innovation and competitive pricing.

The approval and launch of digital asset ETFs in the United States in 2024 accelerated mainstream adoption but also increased competitive pressures globally.

Our continued success and growth will therefore depend on:

●	The timely introduction of innovative, competitively priced products that align with investor demand (such as the launch of zero-fee, staked products within the CoinShares Physical product suite which allow noteholders to benefit from staking yield through an increase in coin entitlement per share);

●	Ongoing evaluation of existing products and services to ensure they remain competitive and reinforce our market position: and

●	Maintaining an active and disciplined approach to pricing and product innovation is expected to support sustained AUM growth and long-term financial performance.

The Group operates across structurally different market environments. In Europe, market fragmentation across jurisdictions, regulators and distribution channels creates barriers to entry that favor established platforms with multi-jurisdictional regulatory approvals and operational infrastructure. In this context, the Group competes from a position of scale and platform integration.

In the United States, the competitive landscape is more homogeneous and characterized by large asset managers offering low-cost exposure to major digital assets. The Group’s strategy is therefore not to compete directly in commoditized products, but to focus on differentiated, higher value-added investment solutions where its product structuring, Capital Markets capabilities and active management expertise can support premium unit economics.

Regulatory developments

The digital asset industry is a maturing market and is therefore subject to evolving regulatory frameworks across multiple jurisdictions. For a digital asset ETP issuer, regulatory clarity is critical to enabling product innovation, safeguarding investors, and supporting long-term market development.

By contrast, regulatory uncertainty or adverse policy changes can restrict market access, limit product offerings, and negatively affect AUM growth and financial performance. Our ability to maintain and expand our product suite is closely linked to the development of regulatory regimes governing digital assets. Future changes in requirements relating to custody, taxation and accounting treatment, disclosures, or distribution are likely to influence product design, cost structures, and investor demand.

Our financial performance will therefore continue to rely on both active engagement with regulators and policymakers, and our ability to adapt our product offering and operations in response to regulatory developments.

Partnerships

Strategic partnerships with other participants in the digital asset ecosystem are key drivers of growth and financial performance. By strengthening our network within the industry, partnerships enhance market connectivity, broaden access to our products, and improve our ability to attract investor capital.

Historically, partnerships have also facilitated the provision of seed capital for new products, accelerating AUM growth, and expanding our revenue-generating capacity. As competition in the digital asset investment space intensifies, establishing and maintaining high-quality partnerships will be critical to sustaining our leadership position. Collaborations that expand distribution channels, improve liquidity, or provide differentiated market insights create advantages that will have a direct impact on our financial performance.

Accordingly, the ability to maintain strong, mutually beneficial partnerships is expected to support continued growth and financial performance.

Market perception / investor sentiment

Investor sentiment toward digital assets is a key driver of demand for the Group’s products and services. Sentiment is influenced by a range of factors, including regulatory developments, institutional adoption, technological advancements, and broader macroeconomic conditions such as interest rates, inflation, and liquidity. Increased regulatory clarity and the continued expansion of digital asset investment products have supported broader market participation and improved access to capital and liquidity in recent periods.

Conversely, adverse regulatory developments, market disruptions, macroeconomic uncertainty, contentious governance issues within protocols, digital asset hacks, and high-profile frauds such as FTX can undermine market sentiment and dampen investor demand. Changes in market perception are typically reflected in digital asset price volatility, which directly impacts the Group’s AUM and, consequently, its revenue.

Accordingly, the Group’s financial performance is closely correlated with prevailing market conditions and investor sentiment toward digital assets. Sustained positive sentiment may support AUM growth and revenue expansion, while periods of negative sentiment may result in reduced inflows, lower asset values, and increased volatility in financial performance.

Key Developments – year ended December 31, 2025

During the year ended December 31, 2025, digital asset markets experienced periods of volatility, reflecting changing macroeconomic conditions and investor sentiment. Bitcoin (“BTC”) opened the year at approximately $94.8 thousand, reached a high of approximately $124.8 thousand on October 6, 2025, and closed the year at approximately $87.5 thousand. Ethereum (“ETH”) followed a broadly similar pattern, with intra-year volatility and weaker performance relative to BTC over the period. We experienced a decrease in AUM1 over the year of 7.9% to $7.40 billion, although a higher average AUM over the course of the year contributed to Operating Income of $127.0 million and Net Income of $114.3 million.

This reflects the importance of average AUM, rather than period-end levels, in driving fee generation within the Asset Management segment.

Other key developments during the year included:

●	Asset Management: Revenue grew 13.1% in the year to $126.4 million because of both net inflows and digital asset pricing movements, with both BTC and ETH experiencing new all-time highs in the final quarter of the year.

●	Capital Markets: Revenue attributable to the Capital Markets Segment (which comprises staking, lending, and other revenues generated from trading activities) declined 10.4% from $43.8 million to $39.3 million, predominantly due to a decline in staking yield on Ethereum seen during 2025, with consistency shown across other activities. Other gains and losses from operations attributable to the Group’s Capital Markets related activities resulted in net gains of $33.8 million in 2025, down 13.0% from 2024 net gains of $38.8 million.

●	Flows and platform performance: CoinShares Physical (our growth platform launched in 2021) recorded net inflows of $1,098.6 million for the year, reflecting continued investor demand for regulated digital asset exposure. This was partially offset by net outflows of $982.1 million from the CoinShares XBT Provider platform, (our legacy platform), reflecting the continuation of shifting investor preferences towards our newer offerings. This trend highlights an ongoing transition in AUM composition towards the CoinShares Physical platform.

●	Product expansion: During the second half of 2025, the Group launched additional exchange-traded products, including staking-focused offerings in Europe and new products in the United States, further expanding its product suite. This expansion supports both AUM growth and diversification of revenue streams.

●	Distribution expansion: On March 25, 2025, the Group announced that five CoinShares Physical ETPs would be made available through BoursoBank, expanding access to regulated digital asset investment products to a broad retail client base in France. This expansion supports broader distribution and enhances the Group’s ability to attract retail investor inflows.

●

Regulatory developments: During 2025, the Group obtained a license under the MiCA Regulation framework through its French subsidiary, enabling the provision of digital asset investment services across the European Economic Area under a harmonized regulatory regime. This provides a scalable regulatory framework to support future product distribution and growth across Europe.

●	Strategic expansion: On September 8, 2025, the Group announced a definitive business combination agreement with Vine Hill Capital Investment Corp. to become publicly listed on the Nasdaq Stock Market in the United States, supporting its strategy to expand its presence in the U.S. market and broaden access to capital. This was followed by the confidential submission of a draft registration statement with the SEC on November 21, 2025, and the progression of customary regulatory approvals and shareholder processes. The transaction was successfully completed in late March 2026, and the Company began trading on the Nasdaq under the ticker symbol “CSHR” on April 1, 2026, marking a significant milestone in the Group’s strategic expansion. Concurrently with the closing of this transaction, the Group completed a private investment in public equity for aggregate gross proceeds of $49.0 million.

●	Balance sheet and treasury exposure: The Group maintained its digital asset holdings during the year; however, the value of treasury-designated digital assets declined toward the end of the period in line with market prices, negatively impacting the carrying value of these positions. This reflects the sensitivity of treasury holdings to digital asset price movements.

[1]	AUM expressed inclusive of non-fee-paying seed amounts within CoinShares Physical and CoinShares Valkyrie of $0.57 billion and $0.44 billion, respectively. Fee-paying AUM as of December 31, 2025 totaled $6.39 billion.

Key Developments – year ended December 31, 2024

Between January 1, 2024, and December 31, 2024, digital asset prices showed significant growth. BTC appreciated from $42.3 thousand at the start of 2024 to $94.8 thousand at year-end 2024, representing an increase of 124.4%. ETH also increased materially, albeit by a lower relative amount, from $2.3 thousand to $3.4 thousand, representing an increase of 49.1%. The Group experienced an increase in AUM3 over the year of 92.7% to $8.04 billion, contributing to Operating Income of $125.0 million and Net Income in the year of $162.4 million. Other developments during 2024 include:

●	Asset Management: Revenue grew 108.0% in the year to $111.7 million as a result of net inflows, digital asset pricing, and the introduction of a 1.25% per annum staking reward in our flagship Physical Ethereum ETP.

●	Capital Markets: Revenue attributable to the Capital Markets Segment (which comprises staking, lending, and other revenues generated from trading activities) increased $9.8 million, or 29.0%, to $43.8 million in 2024, driven by stronger staking and lending activity in improved market conditions. Other gains and losses from operations attributable to the Group’s Capital Markets related activities resulted in net gains of $38.8 million in 2024, up 307.9% from 2023 net gains of $9.5 million.

●	U.S. market expansion: On January 10, 2024, SEC approval was received for the issuance of Valkyrie’s spot Bitcoin ETF, The Valkyrie Bitcoin Fund (BRRR), which commenced trading on January 11, 2024, on Nasdaq as part of the first cohort of issuers for spot BTC ETFs in the US. This subsequently became part of the Group following the completion of the acquisition of Valkyrie Funds LLC and its associated products on March 12, 2024. This marked the Group’s entry into the U.S. ETF market and expanded its access to a broader investor base.

●	Product pricing: On February 1, 2024, we announced that we had implemented a 1.25% p.a. staking reward in our flagship Physical Ethereum ETP. This reflects a strategic focus on innovation to support AUM growth and boost revenue.

●	FTX claim realization: On June 24, 2024, we announced the successful sale of our FTX claim, held in respect of assets written off during the fourth quarter of 2022 following the bankruptcy of FTX. The agreement yielded a recovery rate of 116% net of broker fees, resulting in a return of $36.8 million recognized as other income. This represented a one-off gain that materially contributed to reported profitability in 2024, a significant portion of which was subsequently returned to shareholders.

●	Capital allocation framework: On April 10, 2024, we announced a dividend policy to declare and pay in four equal installments an annual dividend calculated as between 20% to 40% of the Group’s total comprehensive income. This formalized the Group’s capital allocation framework and commitment to shareholder returns.

Key Developments – year ended December 31, 2023

Between January 1, 2023, and December 31, 2023, digital asset markets remained volatile but showed signs of recovery following the significant market disruption experienced in 2022. BTC increased from $16.5 thousand at the start of the year to $42.3 thousand at year-end, while ETH increased from $1.2 thousand to $2.3 thousand over the same period.

The Group experienced a corresponding increase in AUM, contributing to improved financial performance relative to 2022. Key developments during 2023 included:

●	Market recovery: Improving digital asset prices supported AUM growth and fee generation following the downturn experienced in 2022.

●	Operational resilience: The Group maintained its product offering and market position despite ongoing market uncertainty.

●	Balance sheet positioning: The Group continued to manage its balance sheet and digital asset exposure conservatively following the dislocation events of 2022.

[3]	AUM expressed inclusive of non-fee-paying seed amounts within CoinShares Physical and CoinShares Valkyrie of $0.62 billion and $0.49 billion, respectively. Fee-paying AUM as of December 31, 2024 totaled $6.92 billion.

COMPONENTS OF CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

Revenues

Management fees

Management fees arise from the issuance of ETPs that provide investors with exposure to the digital asset industry, predominantly through referencing the price of digital assets. These products generate either a fixed management fee or, in the case of certain products within the CoinShares Physical product suite, a variable management fee linked to staking yields on the relevant digital asset referenced by the product. Fee levels across the Group’s Asset Management products vary depending on product type and structure, and are influenced by competitive dynamics and product features, including staking:

CoinShares XBT Provider:	250 bps per annum

CoinShares Physical:	15 bps – 150 bps per annum

CoinShares Physical (staked products):	0 bps – 1,000 bps (variable due to fluctuating staking yields)

CoinShares Valkyrie:	25 bps per annum – 185 bps per annum

Block Index:	32.5 bps per annum (50% share of 65 bps per annum)

The overall blended fee rate is influenced by product mix and prevailing staking yields.

Staking

The Group generates staking income by deploying ETH held on its consolidated balance sheet into staking activities. Staking income is driven by ETH prices, the proportion of ETH staked, and prevailing staking yields, all of which may fluctuate. The proportion of ETH staked is managed within a risk framework designed to maintain sufficient liquidity to meet potential product outflows.

Lending

The Group generates lending income by providing short-duration loans of digital assets to a limited number of counterparties, for which interest is earned. Lending activity is predominantly denominated in BTC and ETH.

Gains/(losses) from operations

Gain/(loss) on digital assets and digital asset ETPs.

Reflects changes in the fair value of the Group’s digital asset exposure, including direct holdings of digital assets, digital asset exchange-traded products (“ETPs”) issued by third parties and held as part of the CoinShares XBT Provider hedging program, as well as digital asset derivative positions and trading and hedging strategies undertaken by the Capital Markets Segment.

Gain/(loss) on certificate liabilities

Reflects movements in liabilities arising from the issuance of the Group’s core Asset Management products, CoinShares XBT Provider and CoinShares Physical. As AUM increases due to price appreciation, the value of the associated liability increases and is recognized within the consolidated statement of operations and comprehensive income. Similarly, price depreciation results in a reduction in AUM and a corresponding reduction in the liability.

These movements are economically offset by corresponding changes in the value of digital assets and related instruments held to hedge these liabilities. The structure of the Group’s ETPs requires that sufficient digital assets are held to hedge the liability arising from the issuance of CoinShares XBT Provider and collateralize the liability arising from the issuance of CoinShares Physical.

Together, gain/(loss) on digital assets and digital asset ETPs and gain/(loss) on certificate liabilities form a key component of Capital Markets revenue and gains, a non-GAAP performance measure. On a net basis, these items reflect the outcome of the Group’s trading and hedging activities within the Capital Markets Segment.

Other operating gains/(losses)

Other operating gains and losses primarily comprise gains and losses arising from movements in digital asset payables and receivables, reflecting changes in the value of assets and obligations denominated in digital assets.

They also include fair value gains and losses on derivative instruments, driven by market movements in underlying digital asset prices and related risk management activities.

Operating Expenses

The largest components are as follows:

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue comprises:

●	Issuer expense – Issuer expenses relate to costs incurred by the Group’s ETP issuing entities, including audit, legal and other administrative costs required to maintain and operate these issuing entities.

●	Trading expenses – Trading expenses represent costs incurred in the purchase and sale of digital assets, both in support of ETP issuance and in the execution of Capital Markets trading and hedging strategies. These costs are generally correlated with trading volumes. Certain distribution partnerships also give rise to commissions and related payments linked to trading activity.

●	Custody fees – Custody fees relate to the safekeeping of digital assets held to support ETP issuance. These costs are generally correlated with AUM levels.

●	Salary costs – Certain salary costs are included within cost of revenue where they relate directly to trading, product support and ETP operations.

Salaries and employee benefits

A significant component of our operating expenses is salary costs (inclusive of discretionary bonus payments made to employees) in the variety of jurisdictions within which we operate. Salary costs are split accordingly in our segment analysis. To attract and retain suitably experienced and qualified personnel, remuneration is regularly assessed alongside factors such as inflation and market rates.

Share-based compensation

Share-based compensation represents the fair value of liability-settled awards granted to employees and directors, which are remeasured at each reporting date and recognized as an expense over the relevant vesting periods. The associated expense may vary between periods based on changes in the Group’s share price and other valuation assumptions.

Professional fees

Professional fees include costs for legal, audit, accounting, and other external services.

Marketing expense

Marketing expenses are incurred to promote the Group and its products with a view to driving inflows.

Technology expense

Technology expense comprises costs associated with the Group’s IT infrastructure, including software, systems, cyber security and control environment enhancements.

Depreciation and amortization

Depreciation is charged on tangible assets held and used by the Group, while amortization is recognized on a straight-line basis over the useful life of the intangible asset held in respect of the BLOCK index.

Movement in expected credit loss provision

Movement in expected credit loss provision reflects changes in impairment on digital asset lending balances, based on ongoing monitoring and reassessment of counterparty credit risk.

Other general and administrative expenses

Other expenses incurred by us and included within administrative expenses include items such as rental costs, travel expenses, consultants, insurance, and other general expenses.

Other income (expenses)

Income from sale of FTX claim

Income in 2024 represents amounts received from the sale of a claim over assets held on the FTX exchange that belonged to us at the time of its bankruptcy in 2022.

Gain/(loss) on treasury digital assets

Represents changes in the fair value of digital assets held for long-term investment purposes. These assets are not held as part of the Group’s operating or trading activities within the Capital Markets Segment, and the associated gains and losses are therefore presented separately from operating gains and losses. As a result, movements in this line item reflect changes in market prices of investment holdings rather than trading and hedging strategies.

Fair value (loss)/gain on investments

The Group holds investments in companies within the digital asset ecosystem. The Group ceased making new investments in 2024. Fair value gains and losses are recognized in relation to these holdings within other income and expense.

Interest income

Interest income primarily represents interest income earned on cash positions held with financial counterparties.

Interest expenses

Interest expenses comprise amounts paid in respect of open positions held with financial institutions, primarily on drawdowns on broker facilities to support delta-neutral trading activities, and other borrowings on which interest is charged.

A. Results of Operations

Comparison for Year Ended December 31, 2025 to Year Ended December 31, 2024

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Revenue	$165,677	$155,540	$10,137	6.5%
Gain/(loss) on digital assets and digital asset ETPs	(982,773)	2,933,410	(3,916,183)	(133.5)%
Gain/(loss) on certificate liabilities	802,747	(2,910,985)	3,713,732	(127.6)%
Other operating gains	211,999	19,835	192,164	968.8%
Total gains/(losses) from operations	31,973	42,260	(10,287)	(24.3)%
Operating expenses	(70,659)	(72,789)	(2,130)	(2.9)%
Operating income	126,991	125,011	1,980	1.6%
Other (expense) and income	(12,719)	37,437	(50,156)	(134.0)%
Income/(loss) before income tax	114,720	163,383	(48,663)	(29.8)%
Income tax expense	(449)	(935)	486	(52.0)%
Net income	$114,272	$162,448	$(48,176)	(29.7)%

Revenue

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Management fees	$126,371	$111,691	$14,680	13.1%
Staking revenue	21,901	29,449	(7,548)	(25.6)%
Lending book interest	10,684	9,397	1,287	13.7%
Other revenue	6,721	5,003	1,718	34.3%
Total	$165,677	$155,540	$10,137	6.5%

i)	Management fees

	Years ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
CoinShares XBT Provider AB	$92,647	$85,814	$6,833	8.0%
CoinShares Physical	27,676	21,363	6,313	29.6%
Block Index	3,281	2,215	1,066	48.1%
CoinShares Valkyrie	2,763	2,137	626	29.3%
Other	4	162	(158)	(97.5)%
Total	$126,371	$111,691	$14,680	13.1%

Management fees increased by $14.7 million, or 13.1%, to $126.4 million, driven by higher average AUM over the course of the year, reflecting positive market price action and net inflows into CoinShares Physical products, partially offset by outflows from CoinShares XBT Provider. The increase in management fees was achieved despite lower period-end AUM, highlighting the importance of average AUM across products in driving fee generation.

CoinShares XBT Provider generated management fees of $92.6 million in 2025, up from $85.8 million in 2024, representing an increase of $6.8 million or 8.0%. This growth highlights the resilience of the platform, with higher digital asset prices during the year more than offsetting the impact of continued outflows driven by evolving investor preferences and competitive dynamics.

CoinShares Physical generated management fees of $27.7 million in 2025, compared to $21.4 million in 2024, representing an increase of $6.3 million or 29.6%. AUM increased by $477.4 million, or 20.5%, over the year. This growth was driven by strong net inflows of $1,098.6 million, reflecting continued investor demand for regulated digital asset exposure, partially offset by adverse market price movements towards the end of the year. The performance of the platform reflects its continued growth as the Group’s primary AUM driver, with inflows more than offsetting price-related volatility.

Combined management fees from the BLOCK Index and CoinShares Valkyrie Funds totaled $6.0 million in 2025, compared to $4.3 million in 2024. Growth in BLOCK Index was driven primarily by favorable market movements in underlying constituents, while Valkyrie Funds contributed modestly following the Group’s entry into the U.S. market in 2024, despite lower AUM levels during 2025.

ii)	Staking revenue

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Staking revenue	$21,901	$29,449	$(7,548)	(25.6)%

Staking revenue decreased by $7.5 million, or 25.6%, from $29.4 million in 2024 to $21.9 million in 2025. This decrease reflects lower effective staking yields during the period, while ETH prices and the level of assets staked remained broadly stable.

iii) Lending book interest

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Lending book interest	$10,684	$9,397	$1,287	13.7%

Lending book interest increased by 13.7%, representing a $1.3 million increase from 2024 revenues of $9.4 million to $10.7 million. This reflects broadly stable lending activity and yields with exposures to counterparties actively managed to mitigate credit risk.

Other revenue

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Other revenue	$6,721	$5,003	$1,718	34.3%

Other revenue increased by $1.7 million, or 34.3%, from $5.0 million in 2024 to $6.7 million in 2025. This increase was primarily driven by active FX swap trading undertaken to manage foreign exchange exposures arising from accrued fee balances within the CoinShares XBT Provider platform, with income generated from both execution of these positions and prevailing interest rate differentials.

(Loss)/gain on digital assets and digital asset ETPs

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
(Loss)/gain on digital assets and digital asset ETPs	$(982,773)	$2,933,410	$(3,916,183)	(133.5)%

(Loss)/gain on digital assets and digital asset ETPs, in conjunction with other operating gains and losses, reflect changes in the fair value of the Group’s digital asset exposures. During 2025, the Group recognized a loss of $770.8 million compared to a gain of $2,953.2 million in 2024, primarily reflecting the decline in digital asset prices toward the end of the year following a period of strength earlier in the period.

These movements are economically offset by corresponding changes in certificate liabilities, which are directly linked to the same underlying digital asset prices.

Other operating gains

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Other operating gains	$211,999	19,835	192,164	968.8%

Other operating gains increased by $192.2 million to $212.0 million in 2025, primarily driven by gains on derivatives of $152.2 million, reflecting year-end positions as part of the Group’s hedging and trading activities; these movements are partially offset by corresponding gains and losses on the wider digital asset balances. Additional gains arise from movements in digital asset receivables and payables due to underlying digital asset price changes.

Gain/(loss) on certificate liabilities

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Gain/(loss) on certificate liabilities	$802,747	$(2,910,985)	$3,713,732	127.	6%

Gain/(loss) on certificate liabilities reflects the movement in liabilities associated with the Group’s exchange-traded products, which are directly linked to underlying digital asset prices. During 2025, the Group recognized a gain of $802.7 million compared to a loss of $2,911.0 million in 2024, reflecting the reduction in liability values as digital asset prices declined toward the end of the year.

“Gain/(loss) on certificate liabilities” and “(Loss)/gain on digital assets and digital asset ETPs” are economically linked and largely offset one another, as digital asset exposures are held to hedge the liabilities arising from the Group’s exchange-traded products. As a result, the gross movements in these line items are primarily driven by changes in digital asset prices and do not reflect underlying operating performance. Management therefore focuses on the net impact of these items, which represents the outcome of trading and hedging activities within the Capital Markets Segment and is included within “Capital Markets revenue and gains” - a non-GAAP measure.

Cost of revenue (exclusive of depreciation and amortization)

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Trading expenses	$7,693	$3,976	$3,717	93.5%
Issuer fees	4,521	4,070	451	11.1%
Custody fees	5,507	4,781	726	15.2%
Direct salary costs	2,468	2,382	86	3.6%
Total	$20,189	$15,209	$4,980	32.7%

Cost of revenue has increased by $5.0 million or 32.7% from $15.2 million in 2024 to $20.2 million in 2025. Increased levels of AUM have resulted in higher custody fees, while levels of trading expenses incurred by the Capital Markets team increased significantly, particularly during the highly volatile markets conditions in the second half of the year, by 93.5% from $4.0 million to $7.7 million.

Other Operating expenses (excluding cost of revenue)

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Salaries and employee benefits	$19,521	$21,737	$(2,216)	(10.2)%
Share-based compensation	2,839	12,369	(9,530)	(77.0)%
Professional fees	9,870	4,655	5,215	112.0%
Marketing expense	5,291	5,471	(180)	(3.3)%
Technology expense	4,474	2,738	1,736	63.4%
Depreciation and amortization	3,143	3,022	121	4.0%
Allowance for credit losses	(1,142)	1,902	(3,044)	(160.0)%
Other general and administrative expenses	6,474	5,686	788	13.9%
Total	$50,470	$57,580	$(7,110)	(12.3)%

Operating expenses (excluding cost of revenue) have shown a $7.1 million or 12.3% decrease year on year, from $57.6 million in 2024 to $50.5 million in 2025. The decrease is driven by several specific areas, being:

●

Salary and employee benefits reduced by $2.2 million. Despite an increase in base salary costs, the bonus accrual recognized reduced from $8.1 million to $4.0 million moving from 2024 to 2025;

Professional fees increased by $5.2 million, due to increases in legal fees, accounting fees and consultant fees largely related to steps taken to prepare for the U.S. listing; and

●	The recognition of a liability in respect of our share option plan previously classified as equity settled, totaling $12.4 million in the first half of 2024, reducing to $2.8 million in 2025 driven by a combination of share price performance and significant reduction in outstanding options. This figure is excluded in the calculation of the Group’s Segment EBITDA, within Segment Reporting.

Operating income

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Operating income	$126,991	$125,011	$1,980	1.6%

The total operating income generated by the Group has increased by 1.6% from $125.0 million to $127.0 million because of increased revenue and operating gains and reduced costs as outlined above.

Other (expense) and income

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Income from sale of FTX claim	$—	$36,816	$(36,816)	(100.0)%
(Loss)/gain on treasury digital assets	(4,685)	3,493	(8,178)	(234.1)%
Fair value (loss)/gain on investments	(1,574)	997	(2,571)	(257.9)%
Impairment of equity method investments	—	(74)	74	(100.0)%
Interest income	1,793	8,495	(6,702)	(78.9)%
Interest expense	(7,804)	(11,355)	3,551	(31.3)%
Total	$(12,270)	$38,372	$(50,642)	(132.0)%

Other (expense) and income decreased by $50.6 million (132.0%) from income of $38.4 million in 2024 to an expense of $12.3 million in 2025, primarily driven by the absence of non-recurring income recognized in the prior year and changes in financing and treasury-related items as described further below.

Income from the sale of the FTX claim decreased by $36.8 million (100.0%) to zero in 2025, reflecting the one-off nature of the gain recognized in 2024 following the sale of a claim relating to assets lost on the FTX exchange in 2022.

(Loss)/gain on treasury digital assets decreased by $8.2 million (234.1%) from a gain of $3.5 million in 2024 to a loss of $4.7 million in 2025, reflecting adverse digital asset price movements toward the end of 2025.

Interest income decreased by $6.7 million (78.9%) from $8.5 million in 2024 to $1.8 million in 2025. This decrease reflects a shift in the Group’s approach to managing USD exposure, moving from a passive long USD position to FX swap arrangements, resulting in lower interest income but improved overall hedge efficiency and an increase in revenue for the Group.

Interest expense decreased by $3.6 million (31.3%) from $11.4 million in 2024 to $7.8 million in 2025, primarily reflecting lower average borrowings and the cost of funding broker balance drawdowns and related facilities.

Fair value loss/(gain) on investments decreased by $2.6 million (257.9%) from a gain of $1.0 million in 2024 to a loss of $1.6 million in 2025, reflecting adverse valuation movements in the Group’s investment portfolio.

Income tax expense

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Income tax expense	$449	$935	$(486)	(52.0)%

Income tax expense decreased to $449 in 2025 from $935 in 2024, primarily due to a lower change in valuation allowance and the recognition of tax credits in 2025, partially offset by higher non-deductible.

Net income

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Net income	$114,272	$162,448	$(48,176)	(29.7)%

Net income decreased by $48.2 million (29.7%) from $162.5 million in 2024 to $114.3 million in 2025. This decrease was primarily driven by the absence of the $36.8 million one-off gain recognized in 2024 relating to the sale of the Group’s FTX claim, in addition to a $15.8 million positive unrealized movement arising in 2024 from the differential between ETP trading prices and the underlying digital asset exposure, compared to a significantly smaller positive unrealized impact of $1.6 million in 2025. These differentials are driven by market dynamics and are not representative of underlying digital asset price movements or the Group’s operating performance.

Segment Reporting - Comparison for Year Ended December 31, 2025, to Year Ended December 31, 2024

We regularly review the financial performance of our segments: Asset Management and Capital Markets. The measure of profitability that is reviewed by the CODM for each of the segments is Segment EBITDA.

The table below presents Segment EBITDA, consistent with the information presented in the operating segment note within the Group’s consolidated financial statements.

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Asset Management Segment	$96,225	$93,398	$2,827	3.0%
Capital Markets Segment	57,667	54,810	2,856	5.2%
Unallocated	(22,552)	(23,566)	5,347	(22.7)%
Segment EBITDA	$131,340	$124,642	$6,698	5.4%

A reconciliation from operating income to Segment EBITDA has been provided for each year below. The XBT/ETP pricing differential represents unrealized gains/(losses) that arise due to pricing dislocations against the underlying digital assets referenced. Management do not consider these gains to represent the underlying operating performance of the business and these amounts are therefore excluded from Segment EBITDA.

	Year Ended December 31,
(in thousands)	2025	2024
Operating Income	$126,990	$125,011
Share option liability expense	2,839	12,369
ETP/XBT pricing differential	(1,633)	(15,760)
Depreciation and amortization	3,143	3,022
Segment EBITDA	$131,340	$124,642

Segment EBITDA

Segment EBITDA increased by $11.0 million, or 8.8%, to $135.7 million for the year ended December 31, 2025, compared to $124.6 million in the prior year.

Segment EBITDA is a key measure used by the CODM to assess the underlying operating performance of the Group. It comprises revenues generated from the Group’s core activities, including management fees from asset management products and all Capital Markets’ revenues, such as staking, lending, and trading gains. Trading gains are driven by the net impact of movements in digital asset positions versus corresponding certificate liabilities.

Segment EBITDA excludes non-operational or non-recurring items, including financing costs, depreciation and amortization, share-based compensation and one-off items such as the prior year gain on the sale of the Group’s FTX claim. It is also adjusted to exclude unrealized movements arising from the differential between ETP trading prices and the underlying digital asset exposure, as these are market-driven and not reflective of underlying operating performance.

The increase in Segment EBITDA during the year reflects continued strength in the Group’s core revenue streams, particularly within Asset Management and Capital Markets activities. This growth was achieved despite more muted contributions from market-driven factors compared to the prior year.

As a result, Segment EBITDA shows underlying growth in the business, in contrast to operating income and net income, which were impacted by the absence of the prior year one-off FTX-related gain and lower contributions from non-operational market movements.

Asset Management Segment

Asset Management Segment EBITDA showed a 3.0% increase of $2.8 million, from $93.4 million in the year ended December 31, 2024, to $96.2 million in the year ended December 31, 2025. This reflects higher costs allocated to the segment, offset by increased Asset Management revenues, which rose by 13.1% from $111.7 million to $126.4 million, driven by higher average AUM during the year, partially offset by higher costs allocated to the segment during the year.

Capital Markets Segment

Capital Markets Segment EBITDA showed a 5.2% increase of $2.9 million, from $54.8 million in the year ended December 31, 2024, to $55.7 million in the year ended December 31, 2025. This increase reflects consistent performance across trading, staking and related Capital Markets activities within the segment, partially offset by higher costs.

Unallocated

Unallocated costs comprise items not directly attributable to the Group’s operating segments, including central corporate expenses. These costs have remained consistent year on year, showing a marginal decrease of 22.7% from $23.6 million to $18.2 million.

Refer to the Group’s consolidated financial statements for further information on operating segments.

Comparison for Year Ended December 31, 2024, to Year Ended December 31, 2023

During the year ended December 31, 2024, the Group’s financial performance improved significantly compared to 2023, driven by strong digital asset price appreciation, increased AUM and higher levels of activity across both the Asset Management and Capital Markets Segments.

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Revenues	$155,540	$87,711	$67,829	77.3%
Gain on digital assets and digital asset ETPs	2,933,410	1,744,803	1,188,607	68.1%
Loss on certificate liabilities	(2,910,985)	(1,703,465)	(1,207,520)	70.9%
Other operating gains/(losses)	19,835	(28,366)	48,201	(169.9)%
Total gains/(losses) from operations	42,260	12,972	29,288	225.8%
Operating expenses	(72,789)	(39,410)	(33,379)	84.7%
Operating income	125,011	61,273	63,738	104.0%
Other income and (expenses)	37,437	14,482	22,955	158.5%
Income/(loss) before income taxes	163,383	76,470	86,913	113.7%
Income tax expense	(935)	(715)	(220)	30.8%
Net income	$162,448	$75,755	$86,693	114.4%

Revenues

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Management fees	$111,691	$53,709	$57,982	108.0%
Staking revenue	29,449	24,692	4,757	19.3%
Lending book interest	9,397	2,390	7,007	293.2%
Other revenue	5,003	6,920	(1,917)	(27.7)%
Total	$155,540	$87,711	$67,829	77.3%

i)	Management fees

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
CoinShares XBT Provider AB	$85,814	$48,389	$37,425	77.3%
CoinShares Physical	21,363	3,373	17,990	533.4%
Block Index	2,215	1,787	428	24.0%
CoinShares Valkyrie funds	2,137	—	2,137	n/a
Other	162	160	2	1.3%
Total	$111,691	$53,709	$57,982	108.0%

Asset management fees increased by $58.0 million, or 108.0%, to $111.7 million, driven by significantly higher average AUM, reflecting strong digital asset price appreciation and net inflows across the Group’s product suite, with contributions from both legacy platforms and newer products.

ii)	Staking revenue

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Staking revenue	$29,449	$24,692	$4,757	19.3%

Staking revenues derived from ETH staking increased during 2024 by 19.3% from $24.7 million to $29.4 million. This increase was primarily driven by higher ETH prices during the period.

iii)	Lending book interest

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Lending book interest	$9,397	$2,390	$7,007	293.2%

Lending book interest increased by $7.0 million, or 293.2%, from $2.4 million in 2023 to $9.4 million in 2024, driven by increased lending activity and higher demand for borrowing during a period of favorable market conditions.

Gain on digital assets and digital asset ETPs

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Gain on digital assets and digital asset ETPs	$2,933,410	$1,744,803	$1,188,607	68.1%

In aggregate, total gains arising from the Group’s digital asset exposures increased by $1,236.8 million (72.1%) from $1,716.4 million in 2023 to $2,953.2 million in 2024. These movements reflect the overall increase in the fair value of the Group’s digital asset exposure due to price increases during the course of 2024. These movements should be considered together, as they are economically linked and largely offset by corresponding movements in certificate liabilities arising from the Group’s exchange-traded products.

Other operating gains/(losses)

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Other operating gains/(losses)	19,835	(28,366)	48,201	(169.9)%

Other operating gains/(losses) have increased by $48.2 million during 2024 to $19.8 million from a loss of $28.4 million in 2023. The movement reflects shifts in both unrealized gains/losses on derivative positions and digital asset receivables/payables that form part of the hedging activities of the Group, with movements offset by digital asset holdings associated with these derivatives/positions.

Loss on certificate liabilities

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Loss on certificate liabilities	$2,910,985	$1,703,465	$1,207,520	70.9%

Loss on certificate liabilities increased by $1,207.5 million (70.9%) from a loss of $1,703.5 million in 2024 to a loss of $2,911.0 million in 2024. This movement reflects changes in the fair value of liabilities arising from the issuance of the Group’s CoinShares XBT Provider and CoinShares Physical exchange-traded products, which are directly linked to underlying digital asset prices. The increase in digital asset prices during 2024 led to a higher liability value and a corresponding loss in the year, compared to 2023.

“Loss on certificate liabilities” and “Gain on digital assets and digital asset ETPs” are economically linked and largely offset one another, as digital asset exposures are held to hedge the liabilities arising from the Group’s exchange-traded products. As a result, the gross movements in these line items are primarily driven by changes in digital asset prices and do not reflect underlying operating performance. Management therefore focuses on the net impact of these items, which represents the outcome of trading and hedging activities within the Capital Markets segment and is included within “Capital Markets revenue and gains - non-GAAP measure”.

Cost of revenue (exclusive of depreciation and amortization)

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Trading expenses	$3,976	$1,863	$2,113	113.4%
Issuer fees	4,070	1,432	2,638	184.3%
Custody fees	4,781	1,742	3,039	174.4%
Direct salary costs	2,382	2,055	327	16.0%
Total	$15,209	$7,092	$8,117	114.5%

Cost of revenue has increased by $8.1 million or 114.5% from $7.1 million in 2023 to $15.2 million in 2024. Increased levels of AUM have resulted in custody fees rising 174.4% from $1.7 million to $4.8 million, while issuer fees showed a notable rise following the acquisition of CoinShares Valkyrie in early 2024 of 184.3% from $1.4 million to $4.1 million.

Other operating expenses (excluding cost of revenue)

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Salaries and employee benefits	$21,737	$13,316	$8,421	63.2%
Share-based compensation	12,369	1,261	11,108	880.9%
Professional fees	4,655	4,497	158	3.5%
Marketing expense	5,471	3,219	2,252	70.0%
Technology expense	2,738	2,404	334	13.9%
Depreciation and amortization	3,022	3,993	(971)	(24.3)%
Allowance for credit losses	1,902	-	1,902	n/a
Other general and administrative expenses	5,686	3,628	2,058	56.7%
Total	$57,580	$32,318	$25,262	78.2%

Operating expenses (excluding cost of revenue) have shown a $25.3 million or 78.2% increase year on year, from $32.3 million in 2023 to $57.6 million in 2024. The increase is driven by several specific areas, being:

Salaries and employee benefits increasing $8.4 million (63.2%) from $13.3 million in 2023 to $21.7 million in 2024, due in part to the expansion of the staff base in the U.S. following the acquisition of Valkyrie in early 2024 and salary increases across the Group, but predominantly as a result of an increase in the Group’s bonus accrual (which is a function of performance). This increased $5.1 million (171.7%) from $3.0 million in 2023 to $8.1 million in 2024;

The recognition of a liability in respect of our share option plan previously classed as equity settled, totaling $12.4 million in 2024, increasing 880.9% from $1.3 million in 2023.

Marketing expenditure increasing $2.3 million (70.0%) from $3.2 million in 2023 to $5.5 million in 2024 following increased efforts across Europe to raise the profile of our various products.

Operating income

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Operating income	$125,011	$61,273	$63,738	104.0%

The total operating income generated by the Group has increased by 104.0% from $61.3 million to $125.0 million as result of increased revenue and operating gains as outlined above, partially by increased operating expenses.

Other (expense) and income

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Income from sale of FTX claim	$36,816	$—	$36,816	n/a
Gain on treasury digital assets	3,493	—	3,493	n/a
Fair value gain on investments	997	16,002	(15,005)	(93.8)%
Impairment of equity method investments	(74)	(270)	196	(72.6)%
Interest income	8,495	7,975	520	6.5%
Interest expense	(11,355)	(8,510)	(2,845)	33.4%
Total	$38,372	$15,197	$23,175	152.5%

Other income increased by $23.2 million, or 152.5% from $15.2 million in 2023 to $38.4 million in 2024, primarily driven by the recognition of a one-off gain and movements in investment-related items.

Income from the sale of the FTX claim increased by $36.8 million from zero in 2023 to $36.8 million in 2024, reflecting the sale of a claim relating to assets lost on the FTX exchange in 2022.

Gain on treasury digital assets increased by $3.5 million from zero in 2023 with 2024 marking the first period when the Group elected to hold long digital asset positions for investment purposes.

Fair value gain on investments decreased by $15.0 million (93.8%) from a gain of $16.0 million in 2023 to a gain of $1.0 million in 2024, reflecting lower valuation gains within the Group’s investment portfolio compared to the prior year.

Interest income increased by $0.5 million (6.5%) from $8.0 million in 2023 to $8.5 million in 2024, reflecting higher average long USD positions held with brokers in respect of the hedging activities related to the EUR/SEK denominated accrued XBT fee.

Interest expense increased by $2.8 million (33.4%) from $8.5 million in 2023 to $11.4 million in 2024, primarily reflecting higher funding costs associated with broker balances and related facilities.

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Income tax expense	$935	$715	$220	30.8%

Income tax expense increased to $935 in 2024 from $715 in 2023, primarily driven by a higher change in valuation allowance, partially offset by favorable impacts from non-taxable income, fixed asset capital allowances, and differences in foreign tax rates.

Net income

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Net income	$162,448	$75,755	$86,693	114.4%

Net income increased by $86.7 million (114.4%) from $75.8 million in 2023 to $162.4 million in 2024. This increase was driven by the operating results of the Group as described above, further bolstered by the income recognized in respect of the FTX claim sale recognized within non-operating income.

Segment Reporting - Comparison for Year Ended December 31, 2024, to Year Ended December 31, 2023

We regularly review the financial performance of the Asset Management Segment and Capital Markets Segment. The measure of profitability that is reviewed by the CODM for each of the segments is Segment EBITDA.

The table below presents Segment EBITDA, consistent with the information presented in the operating segment note within the Group’s audited financial statements.

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Asset Management Segment	$93,398	$44,368	$49,030	110.5%
Capital Markets Segment	54,811	34,158	20,653	60.5%
Unallocated	(23,567)	(14,233)	(9,334)	65.6%
Segment EBITDA	$124,642	$64,293	$60,349	93.9%

A reconciliation from operating income to Segment EBITDA has been provided for each year below. The XBT/ETP pricing differential represents unrealized gains/(losses) that arise due to pricing dislocations against the underlying digital assets referenced. Management do not consider these gains to represent the underlying operating performance of the business and these amounts are therefore excluded from Segment EBITDA.

	Year Ended December 31,
(in thousands)	2024	2023
Operating Income	$125,011	$61,273
Share based compensation	12,369	1,261
ETP/XBT pricing differential	(15,760)	(2,234)
Depreciation and amortization	3,022	3,993
Segment EBITDA	$124,642	$64,293

Segment EBITDA

Segment EBITDA increased by $60.3 million, or 93.9%, to $124.6 million for the year ended December 31, 2024, compared to $64.3 million in the prior year.

Segment EBITDA is a key measure used by management to assess the underlying operating performance of the Group. It comprises revenues generated from the Group’s core activities, including management fees from asset management products and all Capital Markets’ revenues, such as staking, lending, and trading gains. Trading gains are presented net, reflecting the combined impact of movements in digital asset positions and the corresponding certificate liabilities. Segment EBITDA excludes non-operational or non-recurring items, including financing costs, depreciation and amortization, and one-off items such as gains on disposals. It is also adjusted to exclude unrealized movements arising from the differential between ETP trading prices and the underlying digital asset exposure, as these are market-driven and not reflective of underlying operating performance.

The significant increase in Segment EBITDA during the year reflects strong growth across both Asset Management and Capital Markets Segments. Asset Management revenues more than doubled, driven by higher average assets under management and improved market conditions, while Capital Markets’ performance benefited from increased activity across staking, lending, and trading.

Importantly, Segment EBITDA excludes unrealized movements arising from the differential between ETP trading prices and the underlying digital asset exposure, which was significantly higher in 2024 compared to a relatively modest $2.2 million gain in 2023, as well as the one-off gain related to the sale of the Group’s FTX claim.

As a result, Segment EBITDA provides a clear view of the Group’s underlying operational performance, with the year-on-year increase reflecting a genuine improvement in core earnings rather than non-operational or one-off items.

Asset Management Segment

Asset Management Segment EBITDA increased by 110.5%, or $49.0 million, from $44.4 million in the year ended December 31, 2023, to $93.4 million in the year ended December 31, 2024. This increase was driven by strong digital asset price performance during the year, resulting in higher management fees, combined with a relatively stable cost base.

Capital Markets Segment

Capital Markets Segment EBITDA showed a 60.5% increase of $20.6 million, from $34.2 million in the year ended December 31, 2023 to $54.8 million in the year ended December 31, 2024. This increase was driven by higher levels of activity across the segment, including lending, staking, and trading activities, supported by improved market conditions.

Unallocated

Unallocated amounts have decreased by $9.3 million from negative $14.2 million in 2023 to negative $23.6 million in 2024. This movement was primarily driven by income of $36.8 million recognized in 2024 in relation to the sale of the Group’s FTX claim, which more than offset unallocated costs.

Refer to the Group’s consolidated financial statements for further information on operating segments.

Segmental Analysis

Our key business metrics focus on the financial performance of the Group’s Asset Management activities. A variety of metrics are monitored within the operations of the Group’s Asset Management activities. Revenues generated, level AUM within the individual product lines and collectively as a platform, and the level of flow seen on the various product suites.

Asset Management Business Metrics – AUM and Flows

	Year Ended December 31,
CoinShares XBT Provider	2025	2024	2023
Beginning of period assets	$3,780,961	$2,380,503	$1,055,552
(Outflows)/Inflows, net	(982,070)	(774,130)	(124,970)
Price appreciation/(depreciation)	(286,821)	2,174,588	1,449,921
End of period assets	$2,512,070	$3,780,961	$2,380,503
Management fees generated	$92,647	$85,814	$48,389
Number of products (end of period)	4	4	4

CoinShares Physical[7]
Beginning of period assets	$2,323,398	$1,025,628	$290,791
(Outflows)/Inflows, net	1,098,640	164,480	223,180
Price appreciation/(depreciation)	(621,216)	1,133,290	511,657
End of period assets	$2,800,822	$2,323,398	$1,025,628
Management fees generated	$27,676	$21,363	$3,373
Number of products (end of period)	15	16	13

CoinShares Valkyrie[8]
Beginning of period assets	$1,109,632	$350,995	n/a
(Outflows)/Inflows, net	(55,870)	303,700	n/a
Price appreciation/(depreciation)	(298,446)	454,936	n/a
End of period assets	$755,316	$1,109,631	$—
Management fees generated	$2,763	$2,137	n/a
Number of products (end of period)	4	4	n/a

Block Index
Beginning of period assets	$821,303	$764,133	$523,863
(Outflows)/Inflows, net	(94,070)	(94,310)	63,970
Price appreciation/(depreciation)	605,372	151,481	176,299
End of period assets	$1,332,605	$821,304	$764,132
Management fees generated	$3,281	$2,215	$1,787
Number of products (end of period)	1	1	1

Total AUM[9]
Beginning of period assets	$8,035,294	$4,521,259	$1,870,206
(Outflows)/Inflows, net	(33,370)	(400,260)	162,180
Price appreciation/(depreciation)	(601,111)	3,914,295	2,137,877
End of period assets	$7,400,813	$8,035,294	$4,170,263
Management fees generated	$126,371	$111,529	$53,549

Composition of AUM
CoinShares XBT Provider	34%	47%	57%
CoinShares Physical	38%	29%	25%
CoinShares Valkyrie	10%	14%	n/a
Block Index	18%	10%	18%
Total	100%	100%	100%

[7]	AUM expressed inclusive of non-fee-paying seed amounts of $303.4 million, $621.9 million and $567.9 million as of December 31, 2023, 2024, and 2025, respectively.

[8]	AUM expressed inclusive of non-fee-paying seed amounts of $nil, $491.3 million and $444.3 million as of December 31, 2023, 2024, and 2025, respectively.

[9]	Total fee-paying AUM as of December 31, 2023, 2024, and 2025 of $3.87 billion, $6.92 billion and $6.39 billion, respectively.

Key Performance Indicators and Metrics

In assessing the performance of our business, we consider a variety of operating and financial measures:

Asset Management Fees represent management fees earned on the Group’s products and reflect the performance of the Asset Management Segment, driven primarily by AUM and fee rates.

Capital Markets Revenues represent the revenues generated by the Capital Markets Segment of the Group, predominantly related to staking and lending of digital assets.

Capital Markets Gains/(Losses) represent gains/(losses) reflect returns generated through the Group’s Capital Markets activities, including trading strategies, hedging strategies, and liquidity provisioning undertaken in support of the Group’s product platform. The combined performance of Capital Markets Revenues and Capital Markets Gains/(Losses) is a key performance measure and is discussed further below in non-GAAP Financial Information.

Revenue and gains from operations represent revenue plus: gain or loss on digital assets and digital asset ETPs, gain or loss on certificate liabilities, and other operating gains or losses. This metric shows a combined view of operations and includes activity from our Capital Markets segment which are not considered revenue under U.S. GAAP. This is a key performance measure and is discussed further below in non-GAAP Financial Information.

Operating Income is a U.S. GAAP measure representing the Group’s profit from operations.

Net Income is a U.S. GAAP measure representing the Group’s profit for the period.

Available Capital Position represents management’s view of the Group’s available capital, comprising cash balances and proprietary assets that can be readily realized to meet operational requirements. These resources primarily support product operations, investor redemptions, and hedging activities associated with the Group’s Asset Management platform. Available capital includes actively managed positions and digital assets held in respect of accrued management fees within the CoinShares XBT Provider platform, which are economically linked to fiat-denominated balances and are not exposed to digital asset price volatility. This measure reflects the Group’s capital-light model and the deployment of liquidity across highly liquid financial instruments beyond reported cash equivalents. The Group’s Available Capital Position is discussed further below in non-GAAP Financial Information.

Assets Under Management (AUM) is an operating metric monitored by the Group which represents the total value of assets across the Group’s products, including (i) assets held on the Group’s consolidated balance sheets (including CoinShares XBT Provider and CoinShares Physical) and (ii) assets within products managed by the Group that are not consolidated but generate management fees (including BLOCK Index and CoinShares Valkyrie). AUM is a key driver of fee generation within the Asset Management segment and influences the level of activity within the Capital Markets segment through product-related flows, hedging requirements, and accrued balances. It is presented inclusive of seed amounts within CoinShares Physical and CoinShares Valkyrie.

We refer to Capital markets revenue and gains, Available capital position and AUM within this Annual Report, as we use these measures to evaluate our operating performance. These measures are defined as non-GAAP Financial Measures. We believe these measures are useful to investors in evaluating our operating performance. These measures are supplemental and are not presented in accordance with U.S. GAAP and should not be considered as substitutes for U.S. GAAP measures.

Further information relating to our non-GAAP Financial Measures including reconciliations to the most directly comparable U.S. GAAP measures can be found below in the non-GAAP Information section.

2025 - Key Performance Indicators and Metrics

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Asset management fees	$126,371	$111,691	$14,680	13.1%
Capital markets revenue and gains (unaudited)	$73,092	$82,682	$(9,590)	(11.6)%
Revenue and gains from operations (unaudited)	$197,649	$197,800	$(151)	(0.1)%
Operating income	$126,991	$125,011	$1,980	1.6%
Net income	$114,272	$162,448	$(48,176)	(29.7)%
Available capital position (unaudited)	$481,355	$413,422	$67,933	16.4%
0UM5 (unaudited)	$7,400,813	$8,035,294	$(634,481)	(7.9)%

[5]	AUM expressed inclusive of non-fee-paying seed amounts within CoinShares Physical and CoinShares Valkyrie. Fee-paying AUM as of December 31, 2025, totaled $6.38 billion. Fee-paying AUM as of December 31, 2024, totaled $6.92 billion.

Asset management fees increased by $14.7 million, or 13.1%, to $126.4 million for the year ended December 31, 2025, compared to $111.7 million in the prior year. The increase was primarily driven by higher average AUM over the course of the year, reflecting positive market price action and net inflows into CoinShares Physical products, partially offset by outflows on CoinShares XBT. This increase was achieved despite lower period-end AUM, highlighting the importance of average AUM in driving fee generation.

Capital markets revenue and gains decreased by $9.6 million, or 11.6%, to $73.1 million for the year ended December 31, 2025, compared to $82.7 million in the prior year. Trading, lending, staking and related Capital Markets remained relatively stable year on year. The decrease seen is driven by a $15.8 million positive unrealized movement in 2024 from the differential between ETP trading prices and the underlying digital asset exposure, compared to a significantly smaller positive unrealized impact of $1.6 million in 2025. These differentials are driven by market dynamics and are not representative of underlying digital asset price movements or the Group’s operating performance. As such, these effects are adjusted for in the Group’s Segment EBITDA, which management uses to assess performance and is included within Segment Reporting.

Operating income increased by $2.0 million, or 1.6%, to $127.0 million for the year ended December 31, 2025, compared to $125.0 million in the prior year. The increase reflects higher revenues and continued cost discipline.

Net income decreased by $48.2 million, or 29.7%, to $114.3 million for the year ended December 31, 2025, compared to $162.4 million in the prior year. The decrease is primarily due to the absence of a one-off gain recognized in the prior period related to the sale of the Group’s FTX claim, which contributed $36.8 million to net income in 2024.

The Group’s available capital position increased by $67.9 million, or 16.4%, to $481.4 million for the year ended December 31, 2025. Of this balance, $280.0 million is represented by the digital assets held in respect of accrued management fees within the CoinShares XBT Provider platform, and a further $24.6 million is represented by the cumulative unrealized impact of the differential between ETP trading prices and the underlying digital asset exposure. While unrealized, it represents an economic benefit to the Group; however, the resulting gains and losses are non-operational in nature and are therefore excluded from Segment EBITDA and monitored separately by management.

The increase seen in the year of $67.9 million is driven by the performance of the Group (which has resulted in Operating Income of $127.0 million), reduced primarily by cash outflows arising from dividend payments ($25.1 million), share buybacks and share option cancellations ($16.2 million), net interest expenses ($6.0 million), purchases of other investments ($4.5 million), decreases seen in trade and other payables seen during the period ($4.7 million) and a number of smaller items.

AUM decreased by $634.5 million, or 7.9%, to $7.40 billion as of December 31, 2025, compared to $8.04 billion as of December 31, 2024. The decrease was primarily driven by adverse market price movements toward the end of the year, partially offset by net inflows during the period. This reflects the sensitivity of period-end AUM to market pricing, despite positive inflows during the year.

2024 - Key Performance Indicators and Metrics

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Asset management fees	$111,691	$53,709	$57,982	108.0%
Capital markets revenue and gains (unaudited)	$82,682	$43,522	$39,160	90.0%
Revenue and gains from operations (unaudited)	$197,800	$100,683	$97,117	96.5%
Operating Income	$125,011	$61,273	$63,738	104.0%
Net income	$162,448	$75,755	$86,693	114.4%
AUM[6] (unaudited)	$8,035,294	$4,170,263	$3,865,031	92.7%

[6]	AUM expressed inclusive of non-fee-paying seed amounts within CoinShares Physical and CoinShares Valkyrie. Fee-paying AUM as of December 31, 2024, totaled $6.92 billion. Fee-paying AUM as of December 31, 2023 totaled $3.87 billion.

Asset management fees increased by $58.0 million, or 108.0%, to $111.7 million for the year ended December 31, 2024, compared to $53.7 million in the prior year. The increase was primarily driven by significantly higher average AUM, reflecting strong market price appreciation in digital assets as well as net inflows across key product lines.

Capital markets revenue and gains increased by $39.2 million, or 90.0%, to $82.7 million for the year ended December 31, 2024, compared to $43.5 million in the prior year. The increase was driven by improved market conditions and higher activity across trading, staking, and lending, supported by the expansion of the Group’s product platform. In addition to improved performance, 2024 was further positively impacted by a $15.8 million positive unrealized movement in 2024 from the differential between ETP trading prices and the underlying digital asset exposure (as discussed above), compared to a significantly smaller positive unrealized impact of $2.2 million in 2023.

Operating income increased by $63.7 million, or 104.0%, to $125.0 million for the year ended December 31, 2024, compared to $61.3 million in the prior year. The increase reflects returns generated through the Group’s Capital Markets activities, including trading, hedging and liquidity management undertaken in support of the Group’s product platform.

Net income increased by $86.7 million, or 114.4%, to $162.4 million for the year ended December 31, 2024, compared to $75.8 million in the prior year. The increase was driven by improved operating performance as well as the recognition of a one-off gain related to the sale of an FTX claim during the period totaling $36.8 million, and the unrealized impact of the differential between ETP trading prices and the underlying digital asset exposure seen in the year which resulted in a gain of $15.8 million.

AUM increased by $3.9 billion, or 92.7%, to $8.04 billion as of December 31, 2024, compared to $4.17 billion as of December 31, 2023. The increase was primarily driven by strong market price appreciation in digital assets, as well as net inflows across the Company’s product suite.

B. Liquidity and Capital Resources

Summary Cashflow - Comparison for Year Ended December 31, 2025 to Year Ended December 31, 2024

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Net cash flow provided by operating activities	$123,575	$17,270	$106,305	615.5%
Net cash (used in)/provided by investing activities	(6,559)	3,090	(9,649)	(312.3)%
Net cash used in financing activities	(40,763)	(44,244)	3,481	(7.9)%
Net increase/(decrease) in cash and cash equivalents	76,253	(23,884)	100,137	(419.3)%
Cash and cash equivalents at the beginning of the year	24,915	32,475	(7,560)	(23.3)%
Effects of currency translation on cash and cash equivalents	(36,925)	16,324	(53,249)	(326.2)%
Cash and cash equivalents at the end of the year	$64,243	$24,915	$39,328	157.8%

Operating activities

Net cash flows provided by operating activities increased by $106.3 million to $123.6 million in the year ended December 31, 2025, compared to $17.3 million in the year ended December 31, 2024. Net cash generated from operating activities primarily reflected net sales of digital assets of $1,154.5 million in the year ended December 31, 2025, compared to $1,155.2 million in the year ended December 31, 2024, and net purchases of XBT Certificate Liabilities of $971.1 million in 2025, compared to $766.3 million in 2024. Cash outflows in respect of changes in digital asset ETPs, trade receivables, and other assets reduced from $454.9 million in the year ended December 31, 2024, to $76.4 million in the year ended December 31, 2025.

Investing activities

Net cash used in investing activities of $6.6 million in the year ended December 31, 2025, predominantly reflects the cash outflow in respect of the Group’s investment in Bastion Asset Management Limited. In the year ended December 31, 2024, net cash provided by investing activities was $3.1 million, primarily comprising proceeds from our realization of our holding in investee company 3iQ at the beginning of the year of $5.2 million.

Financing activities

Net cash used in financing activities of $40.8 million for the year ended December 31, 2025, is a $3.5 million decrease from the figure of $44.2 million of net cash used in for the year ended December 31, 2024. Cash outflows decreased due to dividends paid in the period reducing from $42.0 million in the year ended December 31, 2024, to $25.1 million in the year ended December 31, 2025. This decrease was partially offset by an additional cash outflow of $10.6 million in the year ended December 31, 2025, in respect of the Group’s repurchase of ordinary shares.

Borrowings

As of December 31, 2025, loan amounts of $28.1 million remained outstanding, of which $25.0 million was classified as non-current. Under the terms of the loan agreement, the Company is required to maintain collateral in the form of digital asset ETPs with the lender at a loan-to-value (“LTV”) ratio of 25%. As of December 31, 2025, the value of ETPs held with the lender totaled $136.0 million, significantly exceeding the required collateral level.

Amounts due to Brokers

As of December 31, 2025, amounts due to brokers totaled $169.1 million. These balances relate to facilities drawn by the Group to support its delta-neutral trading strategies. As such, the exposure is fully matched by assets held by the Group, and repayment will not present a constraint. The facilities are rolling in nature, bear interest, and form part of the Group’s ongoing broker relationships.

Summary Cashflow - Comparison for Year Ended December 31, 2024, to Year Ended December 31, 2023

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Net cash flow provided by/(used in) operating activities	$17,270	$(122,068)	$139,338	114.1%
Net cash provided by/(used in) investing activities	3,090	(1,723)	4,813	279.3%
Net cash used in financing activities	(44,244)	(5,333)	(38,911)	(729.6)%
Net decrease in cash and cash equivalents	(23,884)	(129,124)	105,240	81.5%
Cash and cash equivalents at the beginning of the year	32,475	163,078	(130,603)	(80.1)%
Effects of currency translation on cash and cash equivalents	16,324	(1,479)	17,803	1,203.7%
Cash and cash equivalents at the end of the year	$24,915	$32,475	$(7,560)	(23.3)%

Operating activities

Net cash flow provided by/(used in) operating activities increased by $139.3 million to $17.3 million in the year ended December 31, 2024, compared with cash used in operating activities of $122.1 million in the year ended December 31, 2023. Net cash generated from operating activities primarily reflected net sales of digital assets of $1.2 billion in the year ended December 31, 2024 (versus purchases of $72.1 million in the year ended December 31, 2023) offset the movement of digital asset ETPs, trade receivables and other assets $454.9 million (2023: sales of $102.1 million) and cash payments made in respect of net redemptions of CoinShares XBT Provider certificate liabilities of $766.3 million in the year ended December 31, 2024, up from $123.5 million during the year ended December 31, 2023.

Investing activities

Net cash provided by investing activities of $3.1 million in 2024 predominantly reflects proceeds from our realization of our holding in investee company 3iQ at the beginning of the year of $5.2 million, offset by intangible asset purchases of $1.5 million. In 2023, net cash used in investing activities was $1.7 million, being predominantly driven by intangible asset purchases of $1.5 million.

Financing activities

For the year ended December 31, 2024, we used $44.2 million of cash in financing activities, mainly due to dividends paid in the year totaling $42.0 million. In the year ended December 31, 2023, we used $5.3 million of cash in financing activities, primarily representing share buybacks totaling $5.3 million.

Borrowings

As of December 31, 2024, loan amounts of $24.7 million remained outstanding, all of which were classified as non-current. Under the terms of the loan agreement, the Company is required to maintain collateral in the form of digital asset ETPs with the lender at a loan-to-value (“LTV”) ratio of 25%. As of December 31, 2024, the value of ETPs held with the lender totaled $145.8 million, significantly exceeding the required collateral level.

Amounts due to Brokers

As of December 31, 2024, amounts due to brokers totaled $99.1 million. These balances relate to facilities drawn by the Group to support its delta-neutral trading strategies. As such, the exposure is fully matched by assets held by the Group, and repayment will not present a constraint. The facilities are rolling in nature, bear interest, and form part of the Group’s ongoing broker relationships.

Non-GAAP Information

Revenue and gains from operations

Revenues and gains from operations is a non-GAAP financial measure used by management to evaluate the performance of the Group’s primary business activities. This measure includes revenues derived from the issuance and management of the Group’s Asset Management Products, income generated from certain Capital Markets activities (including lending and staking), and net gains or losses arising from trading and hedging activities conducted using the Group’s balance sheet.

Management believes this measure provides useful supplemental information by reflecting the combined economic contribution of the Group’s fee-based and market-based activities, which are managed as part of an integrated operating model. Accordingly, this measure is used by management as an indicator of the Group’s overall operating performance.

Revenues and gains from operations is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to, or more meaningful than, revenue or other measures of performance prepared in accordance with U.S. GAAP. In addition, this measure may not be comparable to similarly titled measures used by other companies.

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Revenues	$165,677	$155,540	$10,137	6.5%
(Loss)/gain on digital assets and digital asset ETPs	(982,773)	2,933,410	(3,916,183)	(133.5)%
(Loss)/gain on certificate liabilities	802,747	(2,910,985)	3,713,732	(127.6)%
Other operating gains/(losses)	211,999	19,835	192,164	968.8)%
Revenue and gains from operations	$197,649	$197,800	$(150)	(0.1)%

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Revenues	$155,540	$87,711	$67,829	77.3%
(Loss)/gain on digital assets and digital asset ETPs	2,933,410	1,744,803	1,188,607	68.1%
(Loss)/gain on certificate liabilities	(2,910,985)	(1,703,465)	(1,207,520)	70.9%
Other operating gains/(losses)	19,835	(28,366)	48,201	(169.9)%
Revenue and gains from operations	$197,800	$100,683	$97,117	96.5%

Capital Markets revenue and gains

Capital Markets revenue and gains is a non-GAAP measure that reflects the total performance of the Capital Markets operating segment. It includes all income streams attributable to this segment, capturing the full economic impact of its activities.

This measure incorporates the net effect of digital asset gains and losses together with movements in certificate liabilities, which are intrinsically linked through the structuring and hedging of products. As such, it presents the combined outcome of these positions on a net basis.

Capital Markets’ revenue and gains are driven by the Group’s Capital Markets activities, including trading, hedging and liquidity management. By aggregating these components, the measure provides a more representative view of the segment’s underlying performance than individual line items presented under U.S. GAAP.

Included within the Capital Markets revenue and gains is the unrealized impact of differences between ETP trading prices and the underlying digital asset exposure. These differences reflect changes in market premiums and discounts rather than underlying digital asset price movements. As a result, these impacts can be either positive or negative depending on how market dynamics evolve between reporting periods. In the periods presented, the effect was positive, amounting to $1.6 million in 2025, $15.8 million in 2024, and $2.2 million in 2023.

	Year Ended December 31,			Percent
(in thousands)	2025	2024	Change	Change
Staking revenue	$21,901	$29,449	$(7,548)	(25.6)%
Lending book interest	10,684	9,397	1,287	13.7%
Other revenue	6,721	5,003	1,718	34.3%
Capital Markets revenue	$39,306	$43,849	$(4,543)	(10.4)%
(Loss)/gain on digital assets	(982,773)	2,933,410	(3,916,183)	(133.5)%
Gain/(loss) on certificate liabilities	802,746	(2,910,985)	3,713,731	(127.6)%
Other operating gains/(losses)	211,999	19,835	192,164	968.8%
Less: Gain/(loss) on digital assets allocated to other operating segments and unallocated gains/(losses) on digital assets	1,813	(3,427)	5,240	(152.9)%
Capital markets gains/(losses)	$33,785	$38,833	$(5,048)	(13.0)%
Capital markets revenue and gains	$73,091	$82,682	$(9,591)	(11.6)%

	Year Ended December 31,			Percent
(in thousands)	2024	2023	Change	Change
Staking revenue	$29,449	$24,692	$4,757	19.3%
Lending book interest	9,397	2,390	7,007	293.2%
Other revenue	5,003	6,920	(1,917)	(27.7)%
Capital Markets revenue	$43,849	$34,002	$9,847	29.0%
(Loss)/gain on digital assets	2,933,410	1,744,803	1,188,607	68.1%
Gain/(loss) on certificate liabilities	(2,910,985)	(1,703,465)	(1,207,520)	70.9%
Other operating gains/(losses)	19,835	(28,366)	48,201	(169.9)%
Less: Gain/(loss) on digital assets allocated to other operating segments and unallocated gains/(losses) on digital assets	(3,427)	(3,452)	25	(0.7)%
Capital markets gains/(losses)	$38,833	$9,520	$29,313	307.9%
Capital markets revenue and gains	$82,682	$43,522	$39,160	90.0%

Available Capital Position

The Group’s liquidity is not solely represented by cash and cash equivalents. These resources primarily support product operations, investor redemptions, and hedging activities associated with the Group’s Asset Management platform. Given the nature of the Group’s business model, cash and liquid resources are actively managed within the Group’s product, hedging and treasury activities, within defined risk and liquidity frameworks.

Accordingly, management assesses liquidity based on its available capital position, which includes cash balances and proprietary assets that can be readily realized to meet operational requirements and investor redemptions.

A significant component of this position relates to digital assets and hedging positions held in respect of accrued management fees within the CoinShares XBT Provider platform. While these assets are denominated in digital assets such as BTC and ETH, they are economically linked to fixed fiat-denominated fee balances and are not exposed to digital asset price volatility. Although included within the Group’s available capital position, the Company has elected not to realize (i.e., convert to cash) these balances until the underlying notes to which the accrued fees relate are redeemed. The timing of such redemptions is not within the Group’s control but occurs on an ongoing basis as part of the normal course of business.

This approach reflects the Group’s capital-light Asset Management model, complemented by a liquid balance sheet supporting the Group’s operations.

The table below reflects management’s view of the Group’s available capital position, which exceeds reported cash balances due to the deployment of capital into liquid hedging and market activities supporting the Group’s product platform and other trading activities.

		December 31,			Percent
(in thousands)		2025	2024	Change	Change
Cash and cash equivalents		$64,243	$24,915	$39,328	157.8%
Digital assets - held for operations		3,974,713	4,466,678	(491,965)	(11.0)%
Digital assets – held as treasury		33,354	15,249	18,105	118.7%
Digital asset exchange traded products		1,145,428	1,190,998	(45,570)	(3.8)%
Digital asset receivables, net		108,517	205,892	(97,375)	(47.3)%
Total		$5,326,255	$5,903,732	$(577,477)	(9.8)%

XBT Certificate Liabilities		(2,465,007)	(3,695,537)	1,230,530	(33.3)%
XBT CS Physical Certificate Liabilities		(1,279)	—	(1,279)	n/a
CS Physical Certificate Liabilities		(2,041,154)	(1,453,943)	(587,211)	40.3%
Digital asset payables		(168,374)	(241,705)	73,331	(30.3)%
Amounts due to brokers		(169,086)	(99,124)	(69,962)	70.6%
Total		$(4,844,900)	$(5,490,309)	$645,409	(11.8)%
Available Capital Position	(i)	$481,355	$413,423	$67,933	16.4%
of which accrued fee	(ii)	(280,020)	(223,459)	(56,561)	25.3%

(i)	Within the Group’s Available Capital Position includes the cumulative unrealized impact of the differential between ETP trading prices and the underlying digital asset exposure, arising from the structural relationship between digital asset holdings and corresponding liabilities. This amounted to $26.9 million as of December 31, 2025 (2024: $25.2 million).

(ii)	XBT accrued fees represent earned but unrealized management fees within the CoinShares XBT Provider platform. While held in digital assets, these balances are economically linked to fiat-denominated fee accruals and are not exposed to digital asset price volatility. The Group elects to realize these balances upon investor redemption of the underlying notes rather than as they are earned, and they are therefore included within available capital.

Material Contractual Obligations / Agreements

Across the Group there are several material agreements in place that bring rise to financial obligations.

CoinShares XBT Provider Prospectuses

The relevant CoinShares XBT Provider prospectuses outlines the contractual terms and conditions of the products in issue. The core obligations arising from the product issuance highlight that:

●	Investors have the right to request redemption of their XBT products in accordance with the procedures and notice periods set out in the relevant prospectus. We are obliged to settle redemptions promptly.

●	The issuer must ensure that the XBT products remain fully supported through maintenance of appropriate hedging and collateral arrangements.

This results in a certificate liability recognized on our consolidated balance sheet on an ongoing basis until note redemption. The liability is economically hedged by the Group through its proprietary assets which are actively managed, ensuring the requisite exposure to the digital assets referenced by the XBT products is constantly maintained. Similarly, we must maintain digital asset exposure that is sufficiently liquid to settle such liabilities on demand.

The composition of the liability is as follows:

	December 31,			Percent
(in thousands)	2025	2024	Change	Change
Bitcoin Tracker One	$885,201	$1,200,872	$(315,671)	(26.3)%
Bitcoin Tracker Euro	883,371	1,474,552	(591,181)	(40.1)%
Ethereum Tracker One	265,659	370,577	(104,918)	(28.3)%
Ethereum Tracker Euro	430,776	649,535	(218,759)	(33.7)%
Total	$2,465,007	$3,695,536	$(1,230,529)	(33.3)%

The certificate liability arising from the issuance of the CoinShares XBT Provider products has decreased by $1,230.5 million or 33.3% from $3,695.5 million as of December 31, 2024, to $2,465.0 million as of December 31, 2025. This has been driven by price declines on the digital assets referenced by the products in issue during the year ended December 31, 2025, coupled with outflow for the year of $982.1 million.

	December 31,			Percent
(in thousands)	2024	2023	Change	Change
Bitcoin Tracker One	$1,200,872	$678,229	$522,643	77.1%
Bitcoin Tracker Euro	1,474,552	843,165	631,387	74.9%
Ethereum Tracker One	370,577	315,519	55,058	17.4%
Ethereum Tracker Euro	649,535	508,222	141,313	27.8%
Total	$3,695,536	$2,345,135	$1,350,401	57.6%

The certificate liability arising from the issuance of the CoinShares XBT Provider products has increased by $1,350.4 million or 57.6% from $2,345.1 million as of December 31, 2023, to $3,695.5 million as of December 31, 2024. This has been driven by price increases on the digital assets referenced by the products in issue during the year ended December 31, 2024, equating to an increase of 124% for BTC and 49% for ETH, offset by net outflow on the product suite over the year ended December 31, 2024, of $774.1 million.

CS Physical Prospectuses

The relevant CoinShares Physical prospectuses outlines the contractual terms and conditions of the products in issue. The core obligations arising from the product issuance highlight that:

●	Investors have the right to request redemption of their CoinShares Physical products in accordance with the procedures and notice periods set out in the relevant prospectus. We are obliged to settle redemptions promptly.

●	The issuer must ensure that the CoinShares Physical products remain fully collateralized, holding all assets at a designated custodian.

This results in a certificate liability recognized on our Consolidated Statement of Financial Position on an ongoing basis (until note redemption) that is material. Similarly, we always hold a digital asset balance equivalent to the liability. The composition of the liability as at each financial year end in the period is as follows:

	December 31,			Percent
(in thousands)	2025	2024	Change	Change
CoinShares Bitcoin ETP	$1,222,197	$773,007	$449,190	58.1%
CoinShares Ethereum Staking ETP	291,152	278,318	12,834	4.6%
CoinShares Litecoin ETP	9,992	11,839	(1,847)	(15.6)%
CoinShares XRP ETP	226,083	144,312	81,771	56.7%
CoinShares Polkadot Staking ETP	6,010	12,997	(6,987)	(53.8)%
CoinShares Tezos Staking ETP	10,909	5,878	5,031	85.6%
CoinShares Solana Staking ETP	189,058	127,568	61,490	48.2%
CoinShares Chainlink ETP	15,577	15,433	144	0.9%
CoinShares Uniswap ETP	4,483	7,873	(3,390)	(43.1)%
CoinShares Cardano Staking ETP	17,354	31,182	(13,828)	(44.3)%
CoinShares Cosmos Staking ETP	1,864	2,433	(569)	(23.4)%
CoinShares Polygon Staking ETP	3,497	7,131	(3,634)	(51.0)%
CoinShares Algorand Staking ETP	9,225	17,703	(8,478)	(47.9)%
CoinShares SEI Staking ETP	2,227	—	2,227	N/A
CoinShares TON Staking ETP	91	—	91	N/A
CoinShares Physical Top 10 Crypto Market	10,037	3,786	6,251	165.1%
CoinShares Physical Smart Contract Platform	2,412	3,343	(931)	(27.8)%
CoinShares Finanzen.net Top 10 Crypto ETP	18,986	11,141	7,845	70.4%
Total	$2,041,154	$1,453,944	$587,210	40.4%

The certificate liability arising from the issuance of the CoinShares Physical products has increased $587.2 million or 40.4% from $1,453.9 million as of December 31, 2024, to $2,041.2 million as of December 31, 2025. This has been driven by additional product launches (CoinShares TON staking ETP, CoinShares SEI staking ETP), and net inflow on the product suite over the year ended December 31, 2025, of $1,089.7 million, offset by price declines at the end of the year.

	December 31,			Percent
(in thousands)	2024	2023	Change	Change
CoinShares Bitcoin ETP	$773,007	$381,958	$391,049	102.4%
CoinShares Ethereum Staking ETP	278,318	115,141	163,177	141.7%
CoinShares Litecoin ETP	11,839	5,591	6,248	111.8%
CoinShares XRP ETP	144,312	20,558	123,754	602.0%
CoinShares Polkadot Staking ETP	12,997	5,015	7,982	159.2%
CoinShares Tezos Staking ETP	5,878	2,999	2,879	96.0%
CoinShares Solana Staking ETP	127,568	38,715	88,853	229.5%
CoinShares Chainlink ETP	15,433	4,524	10,909	241.1%
CoinShares Uniswap ETP	7,873	1,625	6,248	384.5%
CoinShares Cardano Staking ETP	31,182	14,095	17,087	121.2%
CoinShares Cosmos Staking ETP	2,433	2,130	303	14.2%
CoinShares Polygon Staking ETP	7,131	5,745	1,386	24.1%
CoinShares Algorand Staking ETP	17,703	4,963	12,740	256.7%
CoinShares Physical Top 10 Crypto Market	3,786	437	3,349	766.4%
CoinShares Physical Smart Contract Platform	3,343	189	3,154	1668.8%
CoinShares Finanzen.net Top 10 Crypto ETP	11,141	—	11,141	N/A
Total	$1,453,944	$603,685	$850,259	140.8%

The certificate liability arising from the issuance of the CoinShares Physical products has increased $850.3 million or 140.8% from $603.7 million as of December 31, 2023, to $1,453.9 million as of December 31, 2024. This has been driven by price increases on the digital assets referenced by the products in issue during the year ended December 31, 2024, additional product launches (CoinShares Finanzen.net Top 10 Crypto ETP), and net inflow on the product suite over the year ended December 31, 2024, of $164.5 million.

Quantitative and Qualitative Disclosures about Market Risk

The Group is exposed to market risks arising from fluctuations in digital asset prices, foreign exchange rates, and interest rates. These risks are managed through a combination of structural offsets inherent in the Group’s business model and active risk management strategies undertaken by the Capital Markets function.

Digital Asset Price Risk

The Group’s exposure to digital asset price movements primarily arises from holdings of digital assets on its balance sheet and from its role as issuer of exchange-traded products (“ETPs”). In respect of its ETP activities, the Group holds digital assets to hedge liabilities associated with issued products. As a result, movements in digital asset prices give rise to corresponding changes in both asset values and certificate liabilities, which are economically linked and largely offset to one another.

Accordingly, while changes in digital asset prices may result in significant gross gains or losses within the consolidated statement of operations, the Group’s net economic exposure in respect of these positions is limited. The Group also holds certain digital assets for treasury purposes. These positions are actively subject to market price volatility and are as follows as of December 31, 2024 and 2025:

	December 31,
(in thousands)	2025	2024
Digital assets - held as treasury	$33,354	$15,249

Foreign Exchange Risk – CoinShares XBT Provider Accrued Fee

The Group is exposed to foreign exchange risk primarily in relation to accrued management fees within the CoinShares XBT Provider platform, which are denominated in EUR and SEK. To manage this exposure, the Group enters foreign exchange swap arrangements and other hedging transactions. These positions are designed to mitigate the impact of currency fluctuations on the Group’s net economic exposure. While these hedging activities may give rise to gains or losses due to market movements and interest rate differentials, they are undertaken in the context of risk management and are intended to reduce overall exposure rather than create additional risk.

Liquidity and Funding Risk

The Group manages liquidity risk through maintaining a portfolio of liquid assets, including cash and digital assets that can be readily realized.

Given the Group’s business model, cash and liquid assets are actively managed within Capital Market activities, subject to defined risk and liquidity frameworks; however, management monitors overall liquidity based on a broader definition, which includes proprietary trading positions and assets held in connection with the CoinShares XBT Provider platform. This approach ensures that the Group can meet its operational requirements and investor redemption obligations as they fall due.

Counterparty Credit Risk - Lending

The Group is exposed to counterparty credit risk through its digital asset lending activities, whereby assets are lent to a select group of institutional counterparties. These counterparties are subject to internal approval processes and ongoing monitoring, with exposures managed within defined risk limits.

The Group’s lending activities are primarily conducted with established market participants, and counterparty risk is assessed through a combination of quantitative and qualitative factors, including creditworthiness, market reputation, liquidity profile and historical performance.

In certain instances, loans are extended on an uncollateralized basis. While such arrangements carry an inherent risk of counterparty default, the Group seeks to mitigate this risk through careful counterparty selection, diversification of exposures, and active monitoring of credit conditions. The Group continuously evaluates its lending portfolio and may adjust exposure levels or terminate lending relationships where risk profiles change.

	December 31,
(in thousands)	2025	2024
Digital asset lending	$70,472	$196,837

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As an emerging growth company, we are eligible to rely on certain exemptions from public company reporting requirements. These include, among others, the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations relating to executive compensation in this Annual Report and in our periodic reports and proxy statements, and the absence of any requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We may also take advantage of the extended transition period provided under Section 107 of the JOBS Act for complying with new or revised accounting standards, which allows emerging growth companies to defer adoption of certain standards until they would otherwise apply to private companies. As a result of these accommodations, the information we provide may differ from that of other public companies that are not emerging growth companies.

We will continue to qualify as an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the first sale of our common shares pursuant to an effective registration statement, or the fiscal year in which our total annual gross revenues equal or exceed $1,235,000,000 (as such amount may be adjusted for inflation in accordance with SEC rules); or (ii) the date on which we become a large accelerated filer, meaning the market value of our common shares held by non-affiliates exceeds $700,000,000 as of the end of the second fiscal quarter of a given year, or the date on which we have issued more than $1,000,000,000 in non-convertible debt over the preceding three-year period.

C. Research and development, patents and licenses, etc.

For a description of the Company’s research and development policies, see “Item 4.B — Information on the Company—Business Overview” and discussions elsewhere in this “Item 5 — Operating and Financial Review and Prospects”.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates and Judgments

The preparation of the Group consolidated financial statements requires management to make judgments, estimates and assumptions in applying accounting policies to determine the reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Valuation of digital assets and digital asset ETPs

Management needs to apply judgment in determining appropriate accounting policies based on the facts and circumstances of the digital asset holdings, including in the identification of a principal market. Furthermore, in certain cases when determining fair values, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management needs to apply judgment to identify the significance of particular inputs to their fair value measurement and consideration of factors specific to the asset.

The principal market for each digital asset is an active market with quoted prices for identical assets. Therefore, the fair value of the asset is measured within Level 1 as the product of the quoted price for the individual digital asset and the quantity held by the Group. As digital asset markets operate continuously, without a traditional market close, the Company established an accounting convention for the cut-off for determining the fair value of the digital assets on the reporting date as 11:59:59 GMT.

Additionally, the Company purchases third-party issued digital asset ETPs as part of the economic hedge arising from the issuance of the Company’s XBT Certificate Liabilities. These instruments provide exposure to the performance of the referenced digital assets represented by the note and are traded on active markets with a fiat denominated quoted price. The quoted prices are adjusted for significant events related to the underlying digital asset that occur outside of trading hours of the ETPs. Accordingly, the fair value of the digital asset ETPs are classified as Level 2. The digital asset ETPs are accounted for as financial instruments, rather than as digital assets. The digital asset ETPs are measured at fair value, with changes in fair value recognized within (loss)/gain on digital assets and digital asset ETPs on the consolidated statements of operations and comprehensive income.

Valuation of certificate liabilities

The Group values its ETP assets using quoted prices in active markets wherever available. However, on certain reporting dates an ETP may not trade, even though the underlying digital asset it represents continues to move in value. In these circumstances, the Group adjusts the last available quoted price by reflecting the movement in the underlying digital asset up to the time of market close for that asset on the reporting date. This ensures that the fair value of the ETP remains aligned with the economic exposure represented by its underlying digital asset and maintains consistency with the valuation approach applied to the Group’s digital asset holdings.

Share based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the exercise multiple, volatility and dividend yield and making assumptions about them. The Group measures the fair value of its share option liability using the binomial model. Share options are remeasured to fair value at the end of each reporting period until settlement or expiration.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information relating to our directors and officers as of the date of this report. Our board of directors is comprised of five (5) directors.

The following table sets forth certain information, as of the date of this Annual Report, relating to the executive officers and directors of the Company.

Name	Age	Position
Executive Officers
Jean-Marie Mognetti	41	Chief Executive Officer, President and Executive Director
Richard Nash	41	Interim Chief Financial Officer
Directors
Paul Grinberg	65	Director
Daniel Masters	62	Director
Christopher D. Myers	64	Director
Caroline D. Pham	44	Director

Executive Officers

Jean-Marie Mognetti. Jean-Marie Mognetti currently serves as the Chief Executive Officer and a director of the Company, positions he has held since March 31, 2026. Mr. Mognetti also serves as the Chief Executive Officer of CSIL, a position he has held since March 2017, and is a member of the Board of Directors. Mr. Mognetti co-founded CSIL in 2014. Mr. Mognetti is a seasoned commodity trader, having developed advanced expertise in areas such as quantitative analysis, risk management, and alpha generation. His skills extend to the management of trading programs focused on macroeconomic commodities, including notably cryptocurrencies. Since 2014, he has been recognized as a leading expert in the digital asset sector. Prior to co-founding CSIL, Mr. Mognetti served as a quantitative trader at Hermes Commodities Fund Managers from October 2009 to March 2011. Mr. Mognetti also serves on the board of directors of Mognetti Partners Limited and Tactiques D’avant-Garde (Jersey) Limited, positions he has held since February 2017 and February 2013, respectively. Mr. Mognetti holds a Master’s degree in Mathematical Trading and Finance from Sir John Cass Business School.

Richard Nash. Richard Nash currently serves as the Interim Chief Financial Officer of the Company, a position he has held since March 31, 2026. Mr. Nash also serves as the Chief Financial Officer of CSIL, a position he has held since March 2021, and served as the Chief Operating Officer of CSIL from September 2019 to March 2021. Prior to joining CSIL, Mr. Nash held the positions of Director, from May 2018 to September 2019, and Assistant Director, from July 2015 to May 2018, at Cairn Financial Advisors, a financial advisory firm, where he acted as Nominated Advisor to several listed companies, holding the status of Qualified Executive (as granted by the London Stock Exchange). Prior to that, Mr. Nash held positions at Baker Tilly, an advisory, tax and assurance firm, from August 2010 to December 2014. Mr. Nash has over 15 years of experience as a chartered accountant. Mr. Nash holds a Master’s degree in Sinology from School of Oriental and African Studies, University of London.

Directors

Paul Grinberg. Paul Grinberg has served as Chairman of the Board of Directors since April 7, 2026, and has served as a director on the Board of Directors since March 31, 2026. Mr. Grinberg currently serves as the Chairman of Axos Financial, Inc. (NYSE: AX), a nationwide, digital-first bank that provides consumer and business banking products through its low-cost distribution channels and affinity partner. He has served as a member of the board of directors of Axos Financial, Inc. since April 2004 and as the Chairman of its board of directors since February 2017. Mr. Grinberg currently serves as Chief Executive Officer and Chairman of the board of directors of Mountain Lake Acquisition Corp. (Nasdaq: MLAC), a position he has held since June 2024. He also serves as Chief Executive Officer and Chairman of the board of directors of Mountain Lake Acquisition Corp. II (Nasdaq: MLAA), a position he has held since October 2025. Mr. Grinberg has served as Non-Executive Chairman of RMG ML SPORTS HOLDINGS since December 2025. Additionally, Mr. Grinberg serves on the board of directors of TRAK America, a business solution provider, a position he has held since April 2019. From July 2020 to September 2025, Mr. Grinberg served on the advisory council of DEVA Capital, an affiliate of Banco Santander, as an alternative investor, specializing in credit across Europe and Latin America. From August 2019 to April 2024, Mr. Grinberg served as a senior advisor at Flexpoint Ford LLC, a private equity investment firm specializing in the financial services and healthcare industries. From November 2020 to February 2024, Mr. Grinberg served as Chairman of Social Leverage Acquisition Corp. I. From July 2018 to December 2022, Mr. Grinberg served as a senior advisor at Blenheim Chalcot, one of the UK’s largest venture builders. He also serves as a director to several credit funds and private companies. From July 2013 to December 2018, Mr. Grinberg served as a member of the board of directors of Cabot Credit Management. Mr. Grinberg served as President, Executive Vice President and Chief Financial Officer of Encore Capital Group and Chief Financial Officer of Telespectrum Worldwide, Inc. Mr. Grinberg also served as partner and a senior member of the M&A services group at Deloitte, where he was employed for 14 years. He graduated from Columbia Business School with a Master of Business Administration degree and from Yeshiva University with a Bachelor of Arts degree in accounting. Mr. Grinberg serves as a director of the Board of Directors, Chairman of the Audit Committee and a member of the Compensation Committee.

Daniel Masters. Daniel Masters has served as a director on the Board of Directors since March 31, 2026. Mr. Masters previously served as the Chairman of the Board of Directors of CSIL, a position he held from December 2021 until March 2026, and also served as chair of Remuneration Committee of CSIL. Mr. Masters served on the Board of Directors of CSIL from June 2018 until March 2026. Mr. Masters also served as Executive Chairman of CSIL from April 2017 to December 2021. Mr. Masters has more than 30 years of experience in energy trading. He was the Head of Global Energy Trading for Morgan Guaranty Trust Company (MGT), oversaw several of the trading and risk management functions at the Energy Division of Salomon, Inc., was involved in the establishment of the natural gas and electricity markets in the UK, completed some of the first forward contracts for electricity and was one of the first and most active participants in the market for Contracts for Difference in Europe. Mr. Masters also serves on the Board of Directors of Crypto Composite Limited, a position he has held since March 2018, Satoshipay Limited, a position he has held since April 2019, Stable Mint Ltd., a position he has held since July 2024, and the Tezos Foundation, a position he has held since February 2021. Mr. Masters holds a Bachelor of Science (Honors) in Physics from Exeter University and Master’s degree in Management Science and Operational Research from Imperial College, London. Mr. Masters serves as a director of the Board of Directors.

Christopher D. Myers. Christopher D. Myers has served as a director on the Board of Directors since March 31, 2026. Mr. Myers was the President & CEO, CVB Financial Corp until March 2020 and served after that for an extra year as consultant for the firm. Mr. Myers joined Citizens Business Bank in August 2006 as President and Chief Executive Officer. Prior to his tenure at Citizens Business Bank, Mr. Myers served as Chairman and Chief Executive Officer of Mellon First Business Bank. He is presently an advisor for three private companies headquartered in Southern California and the UCLA Anderson School of Management’s Fink Center for Finance and Investments. Mr. Myers received his Bachelor of Arts Degree from Harvard University in 1984 and a Master of Business Administration in Finance and Marketing from the University of California in Los Angeles in 1991. Mr. Myers serves as a director of the Board of Directors, Chairman of the Compensation Committee and a member of the Audit Committee.

Caroline D. Pham.  Caroline D. Pham has served as a director on the Board of Directors since March 31, 2026. Ms. Pham is Chief Legal Officer and Chief Administrative Officer at MoonPay, positions she has held since December 2025. In her role, she oversees MoonPay’s global legal, compliance, regulatory affairs, policy, governance, risk, and enterprise administrative functions, helping strengthen the company’s operating foundation as it scales and expands into new markets and products. An internationally recognized leader across regulation, capital markets, and digital assets, Ms. Pham brings 25 years of experience in law, finance, and technology, including over a decade focused on crypto and blockchain. Prior to joining MoonPay, Ms. Pham served as acting Chairman of the U.S. Commodity Futures Trading Commission (CFTC) from January 2025 to December 2025, where she led an agency of more than 650 employees and oversaw a $365 million budget. She sponsored the CFTC’s Global Markets Advisory Committee. Prior to being named acting Chairman, Ms. Pham served as a commissioner of the CFTC beginning in April 2022. Before the CFTC, Ms. Pham was a Managing Director at Citigroup, where she held senior global leadership roles across Legal, Compliance, Citi Chief Administrative Office, and the Institutional Clients Group. She advised the Citigroup CEO, Board, and clients on strategy, risk, and innovation, served on firm-wide governance committees, and supported major shareholder and earnings communications and corporate disclosures. She also led the implementation of enterprise-wide programs and helped shape Citi’s market structure and digital asset strategy, including partnerships, venture capital and strategic equity investments, and product development. She earned a B.A. from UCLA and a certificate from UCLA Anderson School of Management and received her J.D. from The George Washington University Law School, where she served on the Dean’s Advisory Council for the Business and Finance Law Program. She is a member of the Bretton Woods Committee, Life Fellow of the American Bar Foundation, and has held many leadership roles in the American Bar Association and other industry organizations. Ms. Pham serves as a director of the Board of Directors and a member of both the Audit and Compensation Committees.

B. Compensation

The following discussion provides an overview of the significant elements of the historical compensation program for CSIL for the fiscal year ending December 31, 2025. Set forth below is a table summarizing the compensation paid to CSIL’s Chief Executive Officer, individually, and the remaining members of CSIL’s Executive Management Committee as a group (consisting of five (5) individuals), in each case for the year ended December 31, 2025.

Name and Principal Position	Year	Salary (GBP)	Cash Bonus (GBP)	Options (GBP)	Pension (GBP)	Total (GBP)
Executive Officers
Jean-Marie Mognetti	2025	330,000	1,650,000	—	14,780	1,994,780
Chief Executive Officer
Remaining Members (5)	2025	985,450	1,061,257	—	10,000	2,056,707

Set forth below is a table summarizing the aggregate compensation paid to our directors, excluding our Chief Executive Officer (five (5) individuals), in 2025:

Directors	Fees Earned or Paid in Cash (GBP)	Cash Bonus	Options	Pension	Total (GBP)
Directors	375,833	—	—	—	375,833

As a shell company formed to facilitate the Business Combination, the Company did not provide compensation to its sole director during the period from its inception to December 31, 2025.

C. Board Practices

Board of Directors

Composition

The Company’s business and affairs are managed under the direction of the Board of Directors. The Board of Directors includes as members the individuals named above. Paul Grinberg currently serves as the chairman of the Board of Directors. The Board of Directors has determined that each of Paul Grinberg, Christopher D. Myers and Caroline D. Pham qualify as independent in accordance with applicable Nasdaq listing rules. Subject to the terms of the Articles, the number of directors is fixed by the Board of Directors and is currently fixed at five directors.

When considering whether directors have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of its business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

Under the Nasdaq listing rules, a director is not independent unless the Board of Directors affirmatively determines that the director does not have a direct or indirect material relationship with the Company or any of its subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq listing rules.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Board of Directors has determined that Mr. Grinberg, Mr. Myers and Ms. Pham do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq listing rules. In making these determinations, the Board of Directors considered the relationships that each non-employee director has with the Company, and all other facts and circumstances that the Board of Directors deemed relevant in determining their independence, including the director’s beneficial ownership of the Company’s securities.

Board Committees

Audit Committee

The audit committee (the “Audit Committee”) consists of Mr. Grinberg, Mr. Myers and Ms. Pham. The Board of Directors has determined that Mr. Grinberg satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The Board of Directors has determined that each of Mr. Grinberg, Mr. Myers and Ms. Pham satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Paul Grinberg serves as the chairman of the Audit Committee.

The Audit Committee oversees the Company’s accounting and financial reporting processes. The Audit Committee is responsible for, among other things:

●	overseeing the relationship with the Company’s independent auditors, including:

●	appointing, retaining and determining the compensation of the Company’s independent auditors;

●	approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;

●	discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;

●	reviewing at least annually the qualifications, performance and independence of the independent auditors;

●	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by the Company and all other material written communications between the independent auditors and management;

●	reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;

●	overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;

●	reviewing and recommending all related party transactions to the Board of Directors for approval and reviewing and approving all changes to the Company’s related party transactions policy;

●	reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of the Company’s internal controls;

●	overseeing risks and exposure associated with financial matters; and

●	establishing and overseeing procedures for the receipt, retention and treatment of complaints received from the Company’s employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting, auditing and internal control matters.

Compensation Committee

Effective upon the consummation of the Business Combination, the Board of Directors established a compensation committee. The compensation committee consists of Mr. Grinberg, Mr. Myers and Ms. Pham. The compensation committee has a written charter and oversees the Company’s compensation of its executive officers and directors. The compensation committee assists the board in determining its responsibilities in relation to remuneration, including making recommendations to the board on the Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below board level, as the Board of Directors so directs. Mr. Myers serves as chairman of the Compensation Committee.

Indemnification of Directors and Officers

We have entered into separate indemnification agreements with our directors and executive officers that may be broader than the specific indemnification provisions contained in the Articles. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, liabilities, fines, penalties and amounts paid in settlement incurred by a director or executive officer in any action, suit or proceeding arising out of their services as one of our directors or executive officers.

Corporate Governance Practices

The Company is a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, the Company is permitted to comply with corporate governance practices of the laws of Jersey (“Jersey”) (collectively, “Home Country Practice”) instead of certain Nasdaq corporate governance rules, provided that it discloses which requirements it does not follow and the equivalent Home Country Practice that it complies with instead.

We intend to rely on this “foreign private issuer exemption” in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to Jersey requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. For a description of the foreign private issuer exemptions relied upon by the Company, see Item 16G of this Annual Report.

Because the Company will be a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Sections 13 and 16 of the Exchange Act and related SEC rules.

Code of Business Conduct and Ethics

In connection with the closing of the Business Combination, the Company adopted a Code of Business Conduct and Ethics (the “Code of Conduct”), applicable to all of its directors, officers and employees. The Code of Conduct sets out the Company’s fundamental values and standards of behavior that are expected from the Company’s directors, officers and employees with respect to all aspects of the Company’s business. The objective of the Code of Conduct is to provide guidelines for maintaining the Company’s integrity, reputation, and honesty with a goal of honoring others’ trust in the Company at all times. The Code of Conduct sets out guidance with respect to conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws and reporting of any illegal or unethical behavior.

The Company’s Audit Committee is responsible for reviewing and evaluating the Code of Conduct periodically and recommends any necessary or appropriate changes thereto to the Board of Directors for consideration. The Audit Committee also assists the Board of Directors with the monitoring of compliance with the Code of Conduct and is responsible for considering any waivers of the Code of Conduct (other than waivers applicable to the Company’s directors or executive officers, which are subject to review by the Board of Directors as a whole).

A copy of the Code of Conduct is available on the Company’s website.

Investment Proposal, Approval, and Oversight Policy

Investment proposals originate from business opportunities, strategic partnerships, or through CoinShares’ professional network. All proposed investments are initially reviewed and discussed at the Executive Management Committee level. CoinShares does not operate a standalone investment or product function. Each proposed investment is subject to due diligence procedures. Investment proposals over $0.5 million require approval by the Board of Directors. Commercial terms of the investment are negotiated by a designated member of the Executive Management Committee. All contractual documentation is subject to review and approval by the Company legal team and is subject to evaluation for potential conflicts of interest. All investments are subject to regulatory, due diligence, conflicts of interest, and anti-money laundering (AML) reviews by the Company, as applicable. On an ongoing basis, investment valuations and accounting treatments are reviewed on a regular basis as part of the financial reporting process and by the Board of Directors. Such reviews are informed by information received through investee reporting and/or publicly available sources. Investment sale offers will be considered as exit opportunities arise. The Board of Directors is notified of any divestment opportunities over $0.5 million and approve of any offers. Upon approval by the Board of Directors, the legal team will review as required any documentation about divestments, and all relevant documentation will be signed and executed by the Chief Executive Officer.

D. Employees

As of December 31, 2025, we had 93 employees and 15 contractors with teams spanning asset management, capital markets, technology, risk and compliance, distribution and corporate functions. We emphasize rigorous risk management, regulatory engagement, cross-border product structuring expertise, and a culture of operational excellence.

As of December 31, 2025, we had 93 employees and 15 contractors. The jurisdictional split of the 93 employees is as follows: Jersey (22), London (41), U.S. (11), France (18). The operational split of the 93 employees is as follows: Asset Management (16), Other Corporate Functions (44), Capital Markets (32) and Executive (1).

None of our employees are represented by a labor organization or are a party to a collective bargaining arrangement, other than the employees of CoinShares France SAS and CoinShares Asset Management SAS, which are subject to collective bargaining agreement with Fédération Syntec: Convention Collective (Applicable aux Bureaux d’Études Techniques, de Cabinets d’Ingénieurs-Conseils et des Sociétés de Conseils) located at Fédération Syntec’s and have an employee representative located in France.

As of December 31, 2024, we had 91 employees and 15 contractors, and as of December 31, 2023, we had 82 employees and 12 contractors.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers is set forth in Item 7.A of this Annual Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of April 30, 2026 by:

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

As of April 30, 2026, there are 131,780,209 Ordinary Shares issued and outstanding.

Based solely on information that is known to the Company as of April 29, 2026, and including Cede & Co., we believe approximately 6.82% of the Ordinary Shares are held in the host country and there are three record holders of Ordinary Shares in the host country and approximately 100% of the Warrants and held in the host country and there is 3 record holder of Warrants in the host country.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Number of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares
Directors and Executive Officers
Jean-Marie Mognetti(1)	21,668,490	16.4%
Daniel Masters (2)	21,589,955	16.4%
Richard Nash	96,913	*
Caroline D. Pham	—	—
Paul Grinberg	—	—
Christopher D. Myers	—	—
All directors and executive officers as a group (6 individuals)	43,355,358	32.9%
Other 5% Percent Holders
Russell Newton (3)	15,216,952	11.6%
Alan Howard (4)	14,431,011	11.0%

*	Less than 1%.
(1)	Interests shown are held by Mognetti Partners Limited. Jean-Marie Mognetti is the sole director of Mognetti Partners Limited.
(2)	Excludes 3,282,660 Ordinary Shares which will be repurchasable by Mr. Masters pursuant to the terms of a Master Securities Loan Agreement. Such repurchase options are not exercisable within 60 days and therefore are not deemed to be beneficially owned as of the date of this Annual Report.
(3)	Consists of (i) 455,925 Ordinary Shares held directly by Russell Newton, (ii) 14,671,666 Ordinary Shares held by Vitruvius Holdings Limited, and (iii) 89,361 Ordinary Shares held by GABI Ventures Limited. As the sole shareholder, Mr. Newton may be deemed to beneficially own the shares held by Vitruvius Holdings Limited. As the sole director, Mr. Newton may be deemed to beneficially own the shares held by GABI Ventures Limited. The business address of Mr. Newton is Villa Capri, la Route de la Cote, St Martin, Jersey, JE3 6DR.
(4)	Consists of (i) 12,063,261 Ordinary Shares held directly by the Reporting Person and (ii) 2,367,750 Ordinary Shares held by Brevan Howard Nominee Services Limited on behalf of, and as nominee of, the Reporting Person. The Reporting Person may be deemed to beneficially own the Ordinary Shares held by Brevan Howard Nominee Services Limited on behalf of, and as nominee of, the Reporting Person. The business address of Mr. Howard is Rue du Rhone 7, 1204 Geneva, Switzerland.

B. Related Party Transactions

Refer to Holdco’s and CSIL’s consolidated financial statements for information about transactions with related parties.

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

Dividend Policy

Prior to the completion of the merger, a dividend was paid in respect of the 2025 financial year. The Board of Directors evaluates the Company’s capital allocation strategy, including the payment of dividends, based on the Company’s results of operations, financial condition, capital requirements, strategic priorities and other relevant factors, including tax considerations. The Company does not currently intend to pay dividends in the foreseeable future, and no assurance can be given that any dividends will be declared.

B. Significant Changes

Except as identified in this Annual Report, including the Business Combination, no significant changes in our or CSIL’s financial condition has occurred since the date of the most recent audited financial statements contained in this Annual Report. Unaudited pro forma condensed combined financial information reflecting the Business Combination is filed as Exhibit 15.1 of this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “CSHR” and “CSHRW,” respectively. They commenced trading on April 1, 2026. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Warrants could be delisted from Nasdaq, which could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Period

In connection with the execution and delivery of the Business Combination Agreement, the Sponsor and the Key CoinShares Shareholders (collectively, the “Lock-Up Parties” and each, a “Lock-Up Party”) entered into a Lock-Up Agreement, effective as of the Closing Date (the “Lock-Up Agreement”), with the Company and Vine Hill, pursuant to which the Lock-Up Parties agreed that the Ordinary Shares of the Company received by each such Lock-Up Party are subject to transfer restrictions, as described below, subject to certain exceptions. The Ordinary Shares of the Company held by each Lock-Up Party are locked up until the earlier of (i) six (6) months after the Closing Date and (ii) the date on which the Company consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing Date which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Beginning on the date that is 90 days after the Closing Date, any former CSIL shareholder prior to the Business Combination that is subject to a Lock-Up Agreement other than any executive officer, founder or director of the Company or their respective affiliates, may transfer up to 20% of their respective Ordinary Shares, so long as the closing sales price of the Ordinary Shares equals or exceeds $18.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time 60 days after the Closing Date. Any former CSIL shareholder prior to the Business Combination that is subject to a Lock-Up Agreement may transfer all of their respective Ordinary Shares, so long as the closing sales price of the Ordinary Shares equals or exceeds $22.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time after the Closing Date.

Warrants

There are 10,999,993 warrants outstanding. The Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the Closing Date, provided that the Company has an effective registration statement under the Securities Act (other than a registration statement on Form S-4 or F-4, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity) covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to them is available (or holders are permitted to exercise their Warrants on a cashless basis under the circumstances specified in the Warrant Agreement). As of the date of this Annual Report, the Company does not have an effective registration statement under the Securities Act (other than a registration statement on Form S-4 or F-4, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity) covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to them is available. The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “CSHR” and “CSHRW,” respectively. They commenced trading on April 1, 2026. There can be no assurance that the Ordinary Shares and/or Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Warrants could be delisted from Nasdaq, which could inhibit or restrict the ability of the Company to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The Articles, as amended, effective as of March 31, 2026, are filed as Exhibit 1.1 to this Annual Report. The description of the Articles is included in Exhibit 1.1 to this Annual Report, which information is incorporated herein by reference.

C. Material Contracts

See the subsection entitled “Material Contractual Obligations / Agreements” under “Item 5 Operating and Financial Review and Prospects,” which information is incorporated herein by reference, for a discussion of certain material contracts of the Company.

Custody Arrangements

We utilize third-party digital asset custodians to provide secure custody services for digital assets held in connection with our products. Our primary custodians include Komainu, Zodia UK, Zodia Europe, and Bitgo, each of which provides custody services pursuant to contractual custody agreements. The use of specified custodians is required for certain products, including assets held in respect of the Note Programs and certain CoinShares US products.

Custody services are critical to our ongoing operations. Although our custody arrangements are non-exclusive, we are dependent on the continued operational performance, security controls, regulatory status, and financial condition of our custodians. In the event that a custodian were to cease providing services, experience a material operational failure, or become subject to regulatory or insolvency proceedings, we would be required to transition affected assets to alternative approved custodians, which could result in delays, increased costs, operational disruption or an inability to support certain products for a period of time.

A Custody Agreement establishes the rights and responsibilities of the relevant Custodians with respect to the relevant custody accounts that are established and maintained by the Custodians.

The Custodians are responsible for the safekeeping of digital assets held in secured wallets and charge fees for their services in accordance with the terms of the relevant Custody Agreement. Under the terms of the applicable Custody Agreement, certain provisions limit the liability of the relevant Custodian and grant indemnities in favor of the relevant Custodian in certain circumstances.

Each of the Custody Agreements may be terminated in accordance with their respective terms. Under the terms of the relevant Custody Agreement, Komainu may terminate the relevant Custody Agreement by three months’ prior written notice and each of Zodia UK and Zodia Europe may terminate the relevant Custody Agreement by 90 days’ prior written notice or immediately in certain circumstances.

Each Custodian may make such insurance arrangements from time to time in connection with its custodial obligations to store such digital assets held in secured wallets as it considers appropriate. The Custodians have no obligation to insure such digital assets against loss, theft, or damage, and we do not intend to insure against such risks. The Custodians shall be responsible for all costs, fees, and expenses in relation thereto.

Staking and Validator Infrastructure

We maintain ordinary-course service arrangements with third-party staking and validator infrastructure providers, including Blockdaemon and Twinstake, to support staking-related services across certain exchange-traded products. These providers offer largely standardized infrastructure services, and we do not rely on any single provider exclusively. While there are numerous alternative providers capable of performing similar services on comparable terms, our ability to deliver staking-related features remains dependent on the availability, performance and reliability of such third-party infrastructure.

Exchange and Liquidity Venue Connectivity

We maintain connectivity with a diversified group of third-party digital asset exchanges and liquidity providers, including CME, OKX, Cumberland DRW, B2C2, Deribit and LMAX Digital, primarily under standard terms and conditions applicable to market participants. These relationships support execution, hedging, and liquidity management activities. Although we do not have exclusive or bespoke arrangements with such venues, and no single venue represents a material concentration of activity, we remain exposed to operational, technological and regulatory risks associated with third-party trading venues, including systems outages, trading halts, liquidity constraints or changes in access terms.

Although we seek to mitigate these risks through diversification of providers, contractual arrangements and ongoing monitoring, deficiencies or failures in third-party infrastructure or support systems could adversely affect our operations, financial condition and ability to manage and grow our business successfully.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in Jersey that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of Ordinary Shares.

E. Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of Ordinary Shares and Warrants by U.S. Holders (as defined below). This section applies only to U.S. Holders that hold their Ordinary Shares and Warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment) and also does not address the Sponsor, insiders or their affiliates, representatives, employees or other stakeholders.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations, administrative rulings and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS or formal written opinion from our tax advisors with respect to the statements made and the positions or conclusions described in the following summary. Such statements, positions and conclusions are not free from doubt and there can be no assurance that your tax advisor, the IRS or a court will agree with such statements and conclusions.

This summary does not discuss the alternative minimum tax or the application of Section 451(b) of the Code to accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code and does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws, any tax treaties or any other tax law other than U.S. federal income tax law. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of the holder’s circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

●	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

●	founders or officers or directors;

●	PIPE Investors;

●	banks, insurance companies or other financial institutions;

●	tax-exempt or governmental organizations;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

●	dealers in securities or foreign currencies;

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

●	U.S. expatriates or former long-term residents of the U.S.;

●	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

●	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons deemed to sell our securities under the constructive sale provisions of the Code;

●	persons that acquired our securities through the exercise of employee share options or otherwise as compensation or through a tax-qualified retirement plan;

●	persons that actually or constructively own 5% percent or more (by vote or value) of any class of our shares;

●	persons that hold our securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

●	certain former citizens or long-term residents of the United States;

●	pension funds;

●	mutual funds;

●	regulated investment companies; and

●	real estate investment trusts.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds Ordinary Shares or Warrants, the tax treatment of a partner or other member in such partnership or other pass-through entity generally will depend upon the status of the partner or other member, the activities of the partnership or other pass-through entity and certain determinations made at the partner or member level. If you are a partner or member of a partnership or other pass-through entity holding Ordinary Shares or Warrants, you are urged to consult your tax advisor regarding the tax consequences to you of the ownership and disposition of Ordinary Shares and Warrants by the partnership or other pass-through entity.

For purposes of this description, a “U.S. Holder” means a beneficial owner of Ordinary Shares or Warrants that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code).

THE U.S. FEDERAL INCOME TAX TREATMENT OF OWNING AND DISPOSING OF ORDINARY SHARES OR WARRANTS MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE HOLDERS OF ORDINARY SHARES OR WARRANTS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF OWNING AND DISPOSING OF ORDINARY SHARES OR WARRANTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Passive Foreign Investment Company Rules

Adverse U.S. federal income tax rules apply to U.S. Holders that hold shares in a foreign (i.e., non-U.S.) corporation classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either:

(i)	at least 75% of our gross income for such taxable year, including our pro rata share of the gross income of any corporation in which we are considered to own at least 25% of the shares by value, consists of passive income (which generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets); or

(ii)	at least 50% of our assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including our pro rata share of the assets of any corporation in which we are considered to own at least 25% of the shares by value, produce or are held for the production of passive income.

In certain circumstances, a foreign corporation may qualify for a “start-up exception,” pursuant to which it would not be treated as a PFIC for the first taxable year it has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC, (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year and (3) the corporation is not in fact a PFIC for either of those years. Because the Company is expected to be treated as a successor to Vine Hill for U.S. federal income tax purposes, and because Vine Hill was a blank-check company with no active business operations, the start-up exception is unlikely to be applicable to the Company. Thus, the Company may be classified as a passive foreign investment company now or in the future.

Assuming the SPAC Merger qualified as a reorganization under Section 368(a)(1)(F) of the Code, the Company should be treated as a successor of Vine Hill for U.S. federal income tax purposes. Thus, for purposes of the PFIC rules, the Ordinary Shares generally will be treated as the Vine Hill Class A Shares exchanged in the SPAC Merger, and the Warrants generally will be treated as the Vine Hill Public Warrants exchanged in the SPAC Merger. In general, the annual PFIC income and asset tests in respect of the Company will be applied based on the assets and activities of the combined business. To determine whether the PFIC asset test has been met, a calendar-year corporation generally divides the average of the values of passive assets at the end of each quarter by the average value of all assets at the end of each quarter. Because Vine Hill was a blank-check company with no active business, based upon the composition of Vine Hills’s income and assets for its first and second taxable years (ending December 31, 2024 and December 31, 2025, respectively), Vine Hill (and thus the Company) may be a PFIC for the taxable years ending December 31, 2024 and December 31, 2025. Further, the Company may be a PFIC for the taxable year ending December 31, 2026. However, because PFIC status is based on income, assets and activities for the entire taxable year, it is not possible to determine the PFIC status of the Company for any taxable year until after the close of the taxable year. In addition, because PFIC status is an inherently factual issue, the Company’s U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.

The rules dealing with PFICs discussed above and below are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisors concerning the application of the PFIC rules to their particular circumstances, including as a result of QEF and mark-to-market elections that such U.S. Holders may have made or may wish to make.

Although our PFIC status is determined in each taxable year, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held) Ordinary Shares or Warrants while we were a PFIC, whether or not we are treated as a PFIC in those subsequent years. If we are treated as a PFIC for any taxable year in which a U.S. Holder holds the Ordinary Shares or Warrants (regardless of whether we remain a PFIC for subsequent taxable years) and, in the case of the Ordinary Shares, the U.S. Holder did not make either a timely QEF election or a mark-to-market election (in either case, as described below), such U.S. Holder generally will be subject to special rules with respect to (i) any gain realized on the sale or other disposition of its Ordinary Shares or Warrants and (ii) any “excess distribution” (generally, the portion of any distributions received by such U.S. Holder during a taxable year in excess of 125% of the average annual distributions received by such U.S. Holder during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares). Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder realized the gain or received the excess distribution or to the portion of the U.S. Holder’s holding period prior to the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years (or portions thereof) of the U.S. Holder will be subject to tax at the highest tax rate in effect for the U.S. Holder in that year (and would not be eligible for the lower long-term capital gains rate) and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year (or portion thereof).

In general, if we are treated as a PFIC, a U.S. Holder may be able to avoid the PFIC tax consequences described above in respect of the Ordinary Shares (but not the Warrants) by making a timely and valid QEF election (if eligible to do so) in the first taxable year in which the U.S. Holder held (or was deemed to hold) Ordinary Shares in which we are classified as a PFIC. If a U.S. Holder makes a timely QEF election with respect to the Ordinary Shares, each year such U.S. Holder will be required to include in its income its pro rata share of our net capital gains (as long-term capital gain) and our ordinary earnings (as ordinary income), if any, for our taxable year that ends with or within the taxable year of the U.S. Holder, regardless of whether or not we make distributions to such U.S. Holder (although a U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge). Such U.S. Holder’s adjusted tax basis in the Ordinary Shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Ordinary Shares and will not be taxed again once distributed. A U.S. Holder that has made a timely QEF election or a mark-to-market election with respect to the Ordinary Shares will generally recognize capital gain or loss on the sale or other disposition of the Ordinary Shares and no additional tax or interest charge will be imposed under the PFIC rules.

It is not entirely clear how various aspects of the PFIC rules apply to Warrants and U.S. Holders are strongly urged to consult with and rely solely upon their tax advisors regarding the application of such rules to their Warrants in their particular circumstances. A U.S. Holder may not make a QEF election with respect to its Warrants to acquire the Ordinary Shares. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon the exercise of such Warrants) and we were treated as a PFIC at any time during the U.S. Holder’s holding period of such Warrants, any gain recognized generally will be treated in the same manner as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Warrants properly makes a QEF election with respect to the newly acquired Ordinary Shares (or has previously made a QEF election with respect to the Ordinary Shares), the QEF election will apply to the newly acquired Ordinary Shares. Notwithstanding any such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, generally will continue to apply with respect to such newly acquired Ordinary Shares (which generally will be deemed to have a holding period — for purposes of the PFIC rules — that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated in the same manner as an excess distribution, taxed as described above. As a result of this purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in Ordinary Shares acquired upon the exercise of the Warrants. The application of the rules related to purging elections described above to a U.S. Holder of a Warrant that already owns Ordinary Shares is not entirely clear. U.S. Holders are strongly urged to consult with and rely solely upon their own tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, will apply to all subsequent taxable years of the U.S. Holder during which it holds Ordinary Shares, unless we cease to be a PFIC or unless revoked by the U.S. Holder with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621, including the information provided in a PFIC annual information statement (discussed below), to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult with and rely solely upon their tax advisors regarding the availability and tax consequences of a retroactive QEF election in their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, upon written request by a U.S. Holder, we may endeavor to provide to such U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable such U.S. Holder to make and maintain a QEF election, but there is no assurance that we will do so or that we will provide such required information on a timely basis. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

A U.S. Holder that does not make a timely QEF election in the first taxable year (or portion thereof) in which we are a PFIC that is included in the holding period of such U.S. Holder may be able to mitigate the adverse PFIC tax consequences by making a QEF election in a subsequent taxable year and simultaneously making a purging election under the PFIC rules. As noted above, under one type of purging election, the U.S. Holder will be deemed to have sold its Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated in the same manner as an excess distribution, taxed as described above. As a result of this purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale). U.S. Holders are strongly urged to consult with and rely solely upon their tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

Alternatively, if we are treated as a PFIC and the Ordinary Shares are treated as “marketable stock,” a U.S. Holder that holds the Ordinary Shares at the close of a taxable year may make a mark-to-market election with respect to such Ordinary Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related U.S. Treasury regulations. The mark-to-market election is available only for “marketable stock,” which generally includes stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Ordinary Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders should consult with and rely solely upon their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of the Ordinary Shares in their particular circumstances.

If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) the Ordinary Shares and in which we are treated as a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect of Ordinary Shares. Instead, in general, such U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of its Ordinary Shares at the end of the taxable year over its adjusted tax basis in its Ordinary Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Such U.S. Holder also will be permitted an ordinary loss in respect of the excess, if any, of its adjusted tax basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Such U.S. Holder’s tax basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain recognized by such U.S. Holder on a sale or other disposition of its Ordinary Shares will be treated as ordinary income and any loss recognized on the sale or other disposition of its Ordinary Shares will be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. Under current law, a mark-to-market election may not be made with respect to Warrants.

If we are a PFIC and, at any time, have a direct or indirect interest in another entity that is treated as a PFIC (a “subsidiary PFIC”), each U.S. Holder generally would be treated as owning its pro rata share by value of the stock of such subsidiary PFIC and generally could incur liability for the deferred tax and interest charge described in the general PFIC rules above if we receive a distribution from or dispose of all or part of our interest in, the subsidiary PFIC or the U.S. Holder is otherwise deemed to have disposed of an interest in the subsidiary PFIC. Upon written request by a U.S. Holder, we may but are not required to endeavor to cause any subsidiary PFIC to provide to such U.S. Holder the information that may be required to make or maintain a QEF election with respect to the subsidiary PFIC. There can be no assurance that we will have timely knowledge of the status of any such subsidiary PFIC. In addition, we may not hold a controlling interest in any such subsidiary PFIC and thus there can be no assurance we will be able to cause the subsidiary PFIC to provide such required information. A mark-to-market election generally would not be available with respect to a subsidiary PFIC. U.S. Holders are urged to consult with and rely solely upon their tax advisors regarding the tax issues raised by subsidiary PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Department of the Treasury. Failure to do so, if required, may subject such U.S. Holder to substantial penalties and will extend the statute of limitations on the assessment and collection of all U.S. federal income taxes of such person for the related tax year until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Ordinary Shares and Warrants are strongly urged to consult with and rely solely upon their own tax advisors regarding the application of the PFIC rules to them in their particular circumstances.

Tax Consequences of Ownership and Disposition of Ordinary Shares

Taxation of Distributions

Subject to the PFIC rules described above, distributions of cash or other property to U.S. Holders of Ordinary Shares (other than certain distributions of our stock or rights to acquire our stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not expect that it will maintain calculations of earnings and profits under U.S. federal income tax principles for purposes of determining whether a distribution is a dividend for U.S. federal income tax purposes. Thus, it is expected that the full amount of any such distributions may have to be reported as dividends for U.S. federal income tax purposes. Distributions in excess of current and accumulated earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess generally will be treated as gain realized on the sale or other taxable disposition of the Ordinary Shares, as described below under the section entitled “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants.” All these rules are further subject to the potential application of the PFIC rules as described above.

Subject to the PFIC rules discussed above, any portion of a distribution that is treated as a dividend paid by the Company will be taxable to a corporate U.S. Holder at regular rates and generally (subject to certain exceptions) will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

If the Company is not classified as a PFIC during the taxable year in which the dividend is paid or a preceding taxable year (and the PFIC rules do not otherwise apply to such a U.S. Holder), any portion of a distribution that is treated as a dividend paid to a non-corporate U.S. Holder generally will constitute a “qualified dividend” that will be subject to U.S. federal income tax at the lower applicable long-term capital gains rate but only if Ordinary Shares are readily tradable on an established securities market in the United States and certain holding period and other requirements are met. If the applicable holding period requirements are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential income tax rate that applies to qualified dividend income. U.S. Holders should consult with and rely solely upon their own tax advisors regarding the availability of the lower preferential income tax rate for qualified dividend income for any dividends paid with respect to Ordinary Shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the PFIC rules described above, upon a sale, exchange or other taxable disposition of Ordinary Shares and Warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the applicable Ordinary Shares and Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares and Warrants so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. All these rules are further subject to the potential application of the PFIC rules as described above.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Ordinary Shares and Warrants so disposed of. See the section entitled “— Exercise, Lapse or Redemption of Warrants” below for a discussion regarding a U.S. Holder’s tax basis and holding period in Ordinary Shares acquired pursuant to the exercise of a Warrant. All these rules are further subject to the potential application of the PFIC rules as described above.

Exercise, Lapse or Redemption of Warrants

Subject to the PFIC rules described above, a U.S. Holder generally will not recognize taxable gain or loss on the acquisition of Ordinary Shares upon exercise of Warrants for cash. The U.S. Holder’s tax basis in the Ordinary Shares received upon exercise of the Warrants generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrants and the exercise price. It is unclear whether the U.S. Holder’s holding period for the Ordinary Shares received upon exercise of the Warrants will begin on the date following the date of exercise or on the date of exercise of the Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the Warrants. If any Warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the lapsed Warrants.

The tax consequences of a cashless exercise of Warrants are not clear under current tax law. Subject to the PFIC rules discussed above, a cashless exercise could potentially be characterized as any of the following for U.S. federal income tax purposes: (i) not a realization event and thus tax-deferred, (ii) a realization event that qualifies as a tax-deferred “recapitalization,” or (iii) a taxable realization event. If a cashless exercise were characterized as either not a realization event or as a realization event that qualifies as a recapitalization, the U.S. Holder generally would not recognize any gain or loss on the exchange of Warrants for Ordinary Shares. A U.S. Holder’s basis in the Ordinary Shares received would generally equal the holder’s basis in the exchanged Warrants. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise or on the date of exercise of the Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Warrants equal to the number of Ordinary Shares having a value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between the value of the portion of the Warrants deemed surrendered and its adjusted tax basis in such Warrants. In such case, subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Ordinary Shares that would have been received in a regular exercise of the Warrants deemed surrendered and the U.S. Holder’s tax basis in the Warrants deemed surrendered. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Ordinary Shares received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise.

If the Company redeems Warrants for cash or if it purchases Warrants in an open market transaction, such redemption or purchase generally and subject to the PFIC rules will be treated as a taxable disposition to the U.S. Holder, taxed as described above under the section entitled “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants.”

All the above rules are subject to the PFIC rules described above.

Possible Constructive Distributions with Respect to Warrants

The terms of the Warrants provide for an adjustment to the number of our Ordinary Shares for which Warrants may be exercised or to the exercise price of the Warrants in certain events, as discussed in the section of this Annual Report entitled “Item 3.D — Risk Factors — The Company may amend the terms of the Warrants in a manner that may be adverse to holders of the Warrants with the approval by the holders of at least a majority of the then outstanding Warrants. As a result, the exercise price of your Warrants could be increased, the exercise period could be shortened and the number of Ordinary Shares purchasable upon exercise of a Warrant could be decreased, all without your approval.” An adjustment that has the effect of preventing dilution generally is not taxable. U.S. Holders of Warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the U.S. Holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of the Warrant) as a result of a distribution of cash or other property to the holders of our ordinary shares. Any such constructive distribution would be treated in the same manner as if U.S. Holders of Warrants received a cash distribution from the Company generally equal to the fair market value of the increased interest and would be taxed in a manner similar to distributions to holders of Ordinary Shares described herein. See “— Tax Consequences of Ownership and Disposition of Ordinary Shares — Taxation of Distributions” above. For certain information reporting purposes, the Company is required to determine the date and amount of any such constructive distributions. Proposed U.S. Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to dividends paid to a U.S. Holder and to the proceeds from the sale or other disposition of Ordinary Shares and Warrants unless the U.S. Holder is an exempt recipient and certifies to such exempt status. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash). Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include Ordinary Shares and Warrants unless held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Potential investors are urged to consult with and rely solely upon their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in Ordinary Shares and Warrants.

Certain Material Jersey Tax Considerations

The comments set out below do not constitute tax advice. Specifically, the comments do not deal with any Jersey tax considerations for the Company’s shareholders who are resident in Jersey.

The following summary of the anticipated treatment of the Company and the Company’s shareholders (other than residents of Jersey) is based on Jersey taxation law and practice as they are understood to apply at the date of this document and is subject to changes in such taxation law and practice. For avoidance of doubt, it does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as they apply to any land or building situate in Jersey). The Company’s shareholders should consult their professional advisors on the implications of selling or otherwise disposing of the Ordinary Shares as well as the acquisition and issue of the Ordinary Shares under the laws of any jurisdiction in which they may be liable to taxation.

Taxation of Holdco

The Company is regarded as resident for tax purposes in Jersey and on the basis that the Company is not carrying on any activities that would attract a higher rate, including that it is neither a financial services company nor a utility company for the purposes of the Income Tax (Jersey) Law 1961, as amended, the Company is subject to income tax in Jersey at a rate of zero per cent. Dividends on Ordinary Shares may be paid by the Company without withholding or deduction for or on account of Jersey income tax and the Company’s shareholders (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such Ordinary Shares.

Stamp duty

On the basis that the Ordinary Shares do not confer a direct or indirect interest in, or confer any right to occupy, land in Jersey, no stamp duty or similar transaction tax is levied in Jersey on the issue or transfer of the Ordinary Shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer Ordinary Shares on the death of a holder of such Ordinary Shares. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of Ordinary Shares domiciled in Jersey, or situated in Jersey in respect of a holder of Ordinary Shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate and such duty is capped at £100,000.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are their other estate duties.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We have in the past, and may in the future, be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. Our exposure (through CSIL) to interest rate and financial instruments risk was not material as of December 31, 2025 and 2024. See “Item 5—Operating and Financial Review and Prospects” for additional information.

Item 12. Description of Securities Other Than Equity Securities

Exhibit 2.7 to this Annual Report is incorporated herein by reference.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

The current Articles of the Company became effective as of March 31, 2026 and is filed as Exhibit 1.1 to this Annual Report. The description of the Articles, the Ordinary Shares and the Warrants is included in Exhibit 2.7 to this Annual Report, which information is incorporated herein by reference.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

 We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15e and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level because of the identification of material weaknesses in internal control over financial reporting relating to the issues described below.

Management believes that our internal control over financial reporting in CoinShares International Limited and CoinShares PLC was ineffective as of December 31, 2025 because of the material weaknesses identified related to the following:

(i)	Deficiencies in the design and implementation of controls related to the detail and timeliness of reviews of reconciliations and other controls over financial reporting including the recognition, measurement and disclosures related to completeness of liabilities and to digital assets in CoinShares International Limited.

(ii)	In respect of CoinShares International Limited, deficiencies in the design and implementation of effective IT general controls related to the accounting systems supporting the financial reporting process, including in relation to logical access and change management controls.

The identified material weaknesses related to inadequate design and implementation of internal controls as it relates to the application of US GAAP and with our financial reporting processes, including but not limited to accounting for digital assets and certificate liabilities presentation and classification of items in the statement of cash flows and completeness and accuracy of certain disclosures.

The Company is in the process of designing and implementing the following measures to strengthen its financial reporting capabilities and create an internal audit function. The Company is taking the following actions: (1) the Company is hiring additional accounting and finance resources with appropriate technical accounting and reporting experience to execute the implementation of key controls related to various financial reporting processes. As of the date of this Annual Report, the Company has enlisted the help of external advisors to provide assistance in the areas of application of U.S. GAAP; (2) the Company intends to improve the documentation of its internal controls over financial reporting, evaluate, test and where applicable remediate deficiencies in its internal controls over financial reporting, including those that operate at a sufficient level of precision and frequency or that evidence the performance of the control and will enlist the help of external advisors to provide assistance in the areas of internal controls over financial reporting in the short term, and evaluate the longer-term resource needs of our accounting staff; and (3) the Company seeks to assess, and, as necessary, design and implement enhancements to such controls and related processes.

  As of the date of this Annual Report, the Company is in the early stages of designing and implementing a plan to remediate the material weaknesses identified. For instance, the Company has planned an assessment of its internal control gaps by specialized consultants, as well as the adoption of processes and corrections of controls arising from this evaluation. The Company notes that these remediation efforts will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the timing of when the Company will be able to fully remediate the material weaknesses is uncertain. While the Company is working to remediate the material weaknesses as timely and efficiently as possible, at this time the Company cannot provide an estimate of the time it will take to fully complete this remediation plan.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company cannot be certain that these measures will successfully remediate the material weaknesses or that other material weaknesses will not be discovered in the future.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report on our internal control over financial reporting of our registered public accounting firm due to an exemption by the JOBS act for “Emerging Companies”.

Changes in Internal Control over Financial Reporting

Other than the material weakness and remediation efforts mentioned above, there were no changes in internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The board of directors has determined that Paul Grinberg is an audit committee financial expert as defined by the SEC rules and is financially sophisticated as defined by the Nasdaq Listing Rules. Refer to Item 6.A. for a brief listing of Mr. Grinberg’s relevant experience.

Item 16B. Code of Ethics

The Company has adopted a Code of Conduct and posted its Code of Conduct on the Company’s website. The Company intends to post any amendments to or any waivers from a provision of its Code of Conduct on the Company’s website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct in a manner consistent with the applicable rules or regulations of the SEC and Nasdaq.

Item 16C. Principal Accountant Fees and Services

The Company has appointed BDO LLP to act as our independent registered public accounting firm on April 17, 2026.

The table below sets out the total amount of services rendered to CSIL by BDO for services performed in the year ended December 31, 2025, and breaks down these amounts by category of service:

	2025	2024
Audit Fees	$8,079,571	$—
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$8,079,571	$—

Audit Fees

Audit fees for the years ended December 31, 2025 include fees for the audit of our annual financial statements for the year ended 2025, as well as our audits for the years ended December 31, 2024 and 2023. This category also includes services that the independent accountant generally provides, such as statutory audits and regulatory filings, consents and other regulatory filings, comfort letters and assistance with and review of documents filed with the SEC.

Audit fees for CoinShares PLC f/k/a Odysseus Holdings Limited were $35,000 for the period from August 29, 2025 (Inception) to December 31, 2025.

Audit Related Fees

None.

Tax Fees

None.

All Other Fees

None.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our Audit Committee. All of the fees described above were pre-approved by our board of directors prior to our listing on Nasdaq and by the Audit Committee after our listing on Nasdaq.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

The information furnished in the Company’s Form 6-K submitted with the SEC on April 22, 2026 is incorporated by reference herein.

Item 16G. Corporate Governance

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

The Company relies on this “foreign private issuer exemption” with respect to the following requirements:

Requirement	Nasdaq Listing Rules	Company Practice
Independent Director Oversight of Director Nominations	Nasdaq Listing Rule 5605(e)(1) requires independent director involvement in the selection of director nominees, by having a Nomination Committee comprised solely of independent directors, or by having director nominees selected or recommended by a majority of its independent directors meeting in executive session.	Jersey law does not impose any requirements with respect to independent director oversight of director nominations.

Nominations Committee Charter or Board Resolution	Nasdaq Listing Rule 5605(e)(2) requires companies to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.	Jersey law does not impose any requirement to adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.

Third Party Director and Nominee Compensation	Nasdaq Listing Rule 5250(b)(3) requires listed companies to disclose third party director and nominee compensation.	Jersey law does not require disclosure of third-party director and nominee compensation.

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

Jersey law does not impose a requirement to solicit proxies or provide proxy statements in connection with meetings of shareholders. The Articles prescribe the requirements for shareholder meetings of the Company.

Quorum	Nasdaq Listing Rule 5620(c) sets out a quorum requirement of 33-1/3% of the outstanding shares of common voting stock.	Consistent with Jersey Law and the Articles, a quorum is defined as at least two shareholders.

Shareholder Approval	Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:	Jersey law, and the Articles, generally permit our Board of Directors to undertake the transactions specified in Nasdaq Listing Rule 5635 without shareholder approval.
● acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of the Company’s
● outstanding share capital or voting power; entering into any change of control transaction;
● establishing or materially amending any equity compensation arrangement; and
● entering into any transaction other than a public offering involving the sale, issuance or potential issuance by the Company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the Company’s outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Our Board of Directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, officers, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and applicable U.S. federal, state and foreign securities laws. A copy of the insider trading policy is filed herewith as Exhibit 11.2.

Item 16K. Cybersecurity

Risk Management and Strategy

The Company integrates cybersecurity risk into its enterprise risk management (“ERM”) framework and maintains a cybersecurity program designed to identify, assess, manage, mitigate and respond to cybersecurity threats across its operations. Our program is informed by industry standards and best practices, including the National Institute of Standards and Technology Cybersecurity Framework (“NIST CSF 2.0”). Cybersecurity risk is subject to ongoing monitoring and periodic review within this framework. Given the Company’s reliance on digital asset infrastructure and financial market connectivity, cybersecurity is a core component of its operating model and is embedded across its Asset Management and Capital Markets activities. The program also includes employee cybersecurity awareness training to support a culture of security across the organization.

Key elements of our cybersecurity program include:

●	Threat detection and monitoring: We engage a third-party provider under a Managed Detection and Response (“MDR”) arrangement, providing 24/7 security operations center (“SOC”) monitoring supported by a Security Information and Event Management (“SIEM”) platform, enabling rapid identification and response to potential threats.

●	Independent penetration testing and third-party advisory: We engage independent third-party specialists to conduct penetration testing of our systems and infrastructure on a periodic basis. The results of such assessments are used to identify vulnerabilities and improve our controls on an ongoing basis. The Company also engages external advisors to support program design, risk assessment and the development of cybersecurity capabilities, including periodic independent assessments of its cybersecurity risk management program.

●	Digital asset-specific controls: Given the nature of our business, our program includes cybersecurity controls specifically designed for digital asset operations, including those relating to cold storage, cryptographic key management, and custody security.

●	Incident response: We maintain a formal, documented Incident Response Plan (“IRP”) that sets out procedures for the identification, containment, eradication, and recovery from cybersecurity incidents, as well as escalation protocols to senior management and the Board.

●	Third-party and vendor risk management: Third-party and vendor risk represents a significant area of cybersecurity focus for the Company. We operate a formal third-party risk management program incorporating vendor and supplier cybersecurity assessments. Third-party service providers are subject to contractual cybersecurity requirements and periodic risk assessments, which include reviews of third-party attestation reports. Custodians and centralized crypto-asset exchanges are considered high-risk and high-criticality and subject to third-party reviews and monitoring accordingly. Our due diligence of digital asset counterparties encompasses the assessment of information security controls, wallet infrastructure, access controls, incident response capabilities, and operational resilience. This forms part of a broader counterparty risk framework applied across our trading and custody activities.

Governance and Oversight

Cybersecurity oversight is integrated into the Company’s governance structure at both Board of Directors and management levels. The Board of Directors maintains overall responsibility for risk oversight, including cybersecurity risk. The Board receives cybersecurity updates on a quarterly basis covering the status of our cybersecurity program, the threat landscape, any incidents, and strategic developments. In addition, the Risk and Compliance Committee (“RCC”), which reports to the Audit and Risk Committee (“ARC”), provides a dedicated forum for cybersecurity risk oversight at the committee level.

The Head of IT works closely with the Chief Executive Officer, who sponsors the program at executive level, providing strategic oversight and organizational support. We have also established an escalation process to promptly inform senior management and the Board of material cybersecurity issues.

We have an internal cybersecurity team, which has grown during fiscal year 2025 with the appointment of a Cybersecurity Lead. This internal capability is supported by our managed service providers and external advisors.

The Company operates in an environment characterized by evolving cybersecurity risks, particularly given its exposure to digital assets, cryptographic key material, custody arrangements, and sensitive data. These risks include targeted attacks, increasing threat sophistication and reliance on third-party infrastructure. As of the date of this Annual Report, the Company has not identified any cybersecurity incident that has materially affected, or is reasonably likely to materially affect its business, results of operations or financial condition. However, there can be no assurance that such an incident will not occur in the future. See “Item 3. Key Information – D. Risk Factors” for further information.

Part III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under this Item 18 are attached hereto starting on page F-1 of this Annual Report.

The audited consolidated financial statements of CSIL are attached hereto starting on Page F-13 of this Annual Report.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of CoinShares PLC (incorporated by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on March 31, 2026).
2.1	Warrant Agreement, dated as of September 5, 2024, by and between Vine Hill Capital Investment Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Vine Hill’s Current Report on Form 8-K filed on September 11, 2024).
2.2	Warrant and Assumption Agreement, dated as of March 30, 2026, by and among, the Company, Vine Hill Capital Investment Corp., Continental Stock Transfer & Trust Company, Computershare Inc., and Computershare Trust Company, N.A (incorporated by reference to Exhibit 2.2 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on March 31, 2026).
2.3	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File. No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
2.4	Form of Warrant Certificate (incorporated by reference to Exhibit 4.4 to Amendment No. 2 the Registration Statement on Form F-4 (File. No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
2.5+	Plan of Merger, dated March 30, 2026 (incorporated by reference to Exhibit 2.5 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on March 31, 2026).
2.6+	Form of A&R Registration Rights Agreement, dated as of March 31, 2026, by and among the Company, Odysseus (Cayman) Limited, Vine Hill Capital Sponsor I LLC, and each of the persons listed on the signature pages thereto (incorporated by reference to Exhibit 2.6 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on March 31, 2026).
2.7*	Description of Securities
4.1+	Business Combination Agreement, dated as of September 8, 2025, by and between Vine Hill Capital Investment Corp., Odysseus Holdings Limited, Odysseus (Cayman) Limited, and CoinShares International Limited (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form F-4 (File. No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.2	Sponsor Support Agreement dated, September 8, 2025, by and among Sponsor, SPAC, CoinShares and the Company (incorporated by reference to Exhibit 10.1 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.3	Form of Shareholder Support Agreement, dated September 8, 2025, by and among the Key CoinShares Shareholders, SPAC, the Company, CoinShares and SPAC Merger Sub (incorporated by reference to Exhibit 10.2 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.5	Form of Subscription Agreement (incorporated by reference to Exhibit 99.6 of Vine Hill’s Current Report on Form 8-K, filed with the SEC on September 8, 2025).
4.6	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form F-4 (File. No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.7+#	Collateral Management Agreement, dated March 6, 2020, by and between Gabi Trading Limited and XBT Provider AB (PUBL), incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.8+#	Cryptocurrency Custody Agreement, dated April 25, 2025, by and among Komainu (Jersey) Limited, CoinShares XBT Provider AB (publ), CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited, incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.9*+#	Amendment Agreement to Cryptocurrency Custody Agreement, dated April 25, 2025, by and among Komainu (Jersey) Limited, CoinShares XBT Provider AB (publ), CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited.

4.10+	Custodial Services Agreement, dated as of January 17, 2024, by and between Valkyrie Bitcoin Fund and Bitgo Trust Company, Inc, incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.11+	Digital Assets Custody Agreement, dated November 5, 2021, by and between Zodia Custody Limited and CoinShares Capital Markets (Jersey) Limited, incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.12+#	Cryptocurrency Custody Agreement, dated August 28, 2025, by and among Zodia Custody Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited, incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.13+#	Custodian Agreement, dated December 21, 2021, by and between Komainu Singapore PTE, Ltd. and CoinShares Capital Markets (Jersey) Limited, incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.14+#	Cryptocurrency Custody Agreement, dated May 15, 2025, by and among Zodia Custody (Ireland) Limited, CoinShares XBT Provider AB (publ), CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited, incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.15*	Novation Agreement relating to Cryptocurrency Custody Agreement, dated March 12, 2026, by and among Zodia Custody (Ireland) Limited, CoinShares XBT Provider AB (publ), CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c., CoinShares Capital Markets (Jersey) Limited, CoinShares Capital Markets (Jersey) Limited and Zodia Custody (Europe) S.A.
4.16*+#	Amended and Restated Cryptocurrency Custody Agreement, dated May 15, 2025, as novated, amended and restated with effect from March 12, 2026, by and among Zodia Custody (Europe) S.A., CoinShares XBT Provider AB (publ), CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and CoinShares Capital Markets (Jersey) Limited.
4.17+#	Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.18+	Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.19#	Second Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).

4.20#	Third Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.17 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.21#	Fourth Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.18 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.22#	Fifth Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.19 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.23#	Sixth Amendment Agreement to Cryptocurrency Custody Agreement, dated December 21, 2020, by and among Komainu (Jersey) Limited, CoinShares Digital Securities Limited, CoinShares (Jersey) Limited and The Law Debenture Trust Corporation p.l.c., incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-293885) of the Company, filed with the SEC on March 4, 2026).
4.24*+#	Cryptocurrency Custody Agreement, dated March 24, 2026, by and among Zodia Custody (Europe) S.A., CoinShares Digital Securities Limited, CoinShares (Jersey) Limited, The Law Debenture Trust Corporation p.l.c. and Coinshares Capital Markets (Jersey) Limited.
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on March 31, 2026).
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on March 31, 2026).
11.2*	Insider Trading Policy.
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Unaudited Pro Forma Condensed Combined Financial Information.
97.1*	CoinShares PLC Policy for the Recovery of Erroneously Awarded Compensation.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

+	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#	The registrant has redacted provisions or terms of this exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). While portions of the exhibit have been redacted, this exhibit includes a prominent statement on the first page of the exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. The registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CoinShares PLC

Date: April 30, 2026	By:	/s/ Jean-Marie Mognetti
	Name:	Jean-Marie Mognetti
	Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

COINSHARES PLC

COINSHARES INTERNATIONAL LIMITED

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors

CoinShares PLC

St. Helier, Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of CoinShares PLC (the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive income, changes in shareholder’s equity, and cash flows for the period from August 29, 2025 (date of incorporation) to December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the period from August 29, 2025 (date of incorporation) to December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company’s auditor since 2026.

London, United Kingdom

April 30, 2026

COINSHARES PLC

CONSOLIDATED BALANCE SHEET

December 31, 2025
Assets
Current Assets:
Cash	$30,422
Prepaids	30,000
Total assets	$60,422

Liabilities and shareholder’s deficit
Current Liabilities:
Accounts payable	$14,653
Accrued expenses	47,166
Due to related party	13
Total liabilities	61,832

Commitments and Contingencies

Shareholder’s Deficit
Ordinary shares, no par value; 200,000,000 shares authorized and 150 shares issued and outstanding at December 31, 2025	150,000
Accumulated deficit	(151,410)
Total shareholder’s deficit	(1,410)
Total liabilities and shareholder’s deficit	$60,422

The accompanying notes form part of these consolidated financial statements.

COINSHARES PLC

CONSOLIDATED STATEMENT OF OPERATIONS

For the Period from August 29, 2025 (Inception) to December 31, 2025
General and administrative expenses	$(151,415)
Unrealized foreign currency gain	5
Net loss	$(151,410)

Weighted average shares outstanding, basic and diluted	105
Loss per share, basic and diluted	$(1,442.00)

The accompanying notes form part of these consolidated financial statements.

F-4

COINSHARES PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICT

	Ordinary Shares		Accumulated	Total shareholder’s
	Shares	Amount	deficit	deficit
Balance at August 29, 2025 (Inception)	—	$—	$—	$—
Ordinary shares issued	150	150,000	—	150,000
Net loss	—	—	(151,410)	(151,410)
Balance at December 31, 2025	150	$150,000	$(151,410)	$(1,410)

The accompanying notes form part of these consolidated financial statements.

COINSHARES PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period from August 29, 2025 (Inception) to December 31, 2025
Cash flows from operating activities
Net loss	$(151,410)
Changes in operating assets and liabilities:
Prepaids	(30,000)
Accounts payable	14,653
Accrued expenses	47,166
Due to related party	13
Net cash used in operating activities	(119,578)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	150,000
Net cash provided by financing activities	150,000

Net increase in cash held	30,422
Cash at beginning of period	—
Cash at end of period	$30,422

The accompanying notes form part of these consolidated financial statements.

COINSHARES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 29, 2025 (INCEPTION) TO DECEMBER 31, 2025

1. Description of Organization and Business Operations

CoinShares PLC f/k/a Odysseus Holdings Limited (“Holdco”) is a Bailiwick of Jersey, Channel Islands corporation, registered in Jersey, Channel Islands on August 29, 2025 (inception) and was the surviving company in connection with a business combination (as described below in Note 5, “Business Combination Agreement”). Holdco has no prior operating activities. Holdco was formed solely for the purpose of effectuating the business combination, and it does not own any material assets or conduct any business activities other than activities incidental to effectuating the business combination.

In addition, Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”) was formed on August 25, 2025, and is a wholly owned subsidiary of Holdco since incorporation. As of the reporting date, SPAC Merger Sub has no operations.

Liquidity

As of December 31, 2025, Holdco had cash of $30,422. Holdco recorded a net loss for the period from August 29, 2025 (Inception) to December 31, 2025 of $151,410. As of December 31, 2025, the Holdco’s total liabilities were $61,832. Holdco is a non-revenue generating holding company which was solely created to be the surviving company in connection with the Business Combination Agreement (as further described in Note 5). Prior to the consummation of the business combination, there was a risk that it would not be completed, and the Holdco would lack liquidity to sustain operations for significant costs associated with the merger which include, but are not limited to formation costs, filing costs, and legal costs. That risk was alleviated as Holdco has since completed the closing of the Business Combination at which time it obtained access to proceeds from the Trust Account, PIPE Investment and the operations of CoinShares, as further discussed in Note 5 and Note 7, for general working capital purposes.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Prior to December 31, 2025, Holdco prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Holdco has retrospectively converted its consolidated financial statements from IFRS to U.S. GAAP.

The consolidated financial statements include the accounts of Holdco and its wholly owned subsidiary. All intercompany transactions and balances have been eliminated in the consolidation.

Emerging Growth Company

Holdco is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

COINSHARES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 29, 2025 (INCEPTION) TO DECEMBER 31, 2025

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Holdco has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Holdco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Holdco’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Holdco will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which Holdco has total annual gross revenues of at least $1.235 billion; (ii) the last day of the Holdco’s fiscal year following the fifth anniversary of the completion of our public offering; (iii) the date on which Holdco has during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which Holdco is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once the Holdco ceases to be an emerging growth company, Holdco will not be entitled to the exemptions provided in the JOBS Act discussed above.

Use of Estimates

Consolidated financial statements prepared in conformity with U.S. GAAP require management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Management evaluates its estimates, assumptions, and judgments on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Commitments and Contingencies

From time to time, Holdco could be involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending.

COINSHARES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 29, 2025 (INCEPTION) TO DECEMBER 31, 2025

Pursuant to the Business Combination Agreement as defined below in Note 7, if the unpaid expenses of the SPAC (as defined below) exceeds $4.0 million, Holdco shall cause the SPAC’s sponsor to, on the closing date of the Business Combination, either (i) pay SPAC transaction expenses in excess of $4.0 million in cash at closing, or (ii) irrevocably forfeit and surrender to Holdco for no consideration a number of Holdco Ordinary Shares equal to the quotient of (x) the amount of the SPAC transaction expenses in excess of $4.0 million divided by (y) $10.00. In the event of such forfeiture of Holdco Ordinary Share, Holdco shall pay the SPAC transaction expenses in excess of $4.0 million in an amount equal to such forfeited shares multiplied by $10.00. At the closing of the Business Combination, Holdco did not pay any SPAC transaction costs in excess of $4.0 million.

Further in connection with the Business Combination, CoinShares International Limited engaged a financial advisor for services whereby upon the successful closing of a business combination, the financial advisor would be paid a success fee of 2% of the equity value of the transaction. At the closing of the Business Combination, CoinShares International Limited paid the financial advisor an amount of $24.0 million.

Cash

Cash consists of cash on deposit with a financial institution.

Prepaids

Prepaid expenses represent a retainer for a single service provider.

Accounts payable

Accounts payable consist of amounts due to vendors and service providers for goods and services received in the ordinary course of business. Accounts payable are recognized when the obligation to pay arises, typically upon receipt of goods or services. As of December 31, 2025, the accounts payable represent amounts due to two service providers.

Accrued expenses

Accrued expenses represent an accrual for services performed by a service provider.

Fair Value of Financial Instruments

The fair value of the Holdco’s cash, accounts payable, and due to related party, which qualify as financial instruments under ASC 820, Fair Value Measurement, approximates the carrying amounts represented in the consolidated balance sheet, primarily due to their short-term nature.

Foreign Currency Translation

Holdco’s subsidiary has functional currency in the United States Dollar; therefore, there is no translation.

COINSHARES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 29, 2025 (INCEPTION) TO DECEMBER 31, 2025

Foreign Currency Transactions

Foreign currency transactions are translated into United States dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net loss.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of ordinary shares outstanding during the period. There are no dilutive securities or other contracts outstanding that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of Holdco.

Income Taxes

Holdco complies with the accounting and reporting requirements of ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Holdco is domiciled in Jersey, Channel Islands, which is generally subject to a 0% corporate tax rate. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2025. Holdco recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the period from August 29, 2025 (Inception) to December 31, 2025. Holdco is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. Holdco has been subject to income tax examinations by major taxing authorities since inception. There was no tax provision for the period from August 29, 2025 (Inception) to December 31, 2025.

Recent Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires a company to expand its existing income tax disclosures, specifically related to the rate reconciliation and income taxes paid. As an EGC, Holdco has elected to adopt the standard based on the effective date applicable to non-public business entities. Accordingly, the standard is effective for Holdco for annual periods beginning after December 15, 2025, with early adoption permitted. The new standard is expected to be applied prospectively, but retrospective application is permitted. Holdco is currently evaluating the effect of this new guidance.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in the require additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included on the face of the income statement. This guidance is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. Holdco is currently evaluating the effect of this new guidance.

3. Shareholder’s Deficit

Ordinary shares

Ordinary shares entitle the holder to participate in the proceeds on the winding up of Holdco in proportion to the number of ordinary shares held. Additionally, shareholders are entitled to dividends in proportion to the number of ordinary shares held and the amount paid on the shares. Holders are entitled to one vote for every ordinary share of which the member is the holder. The fully paid ordinary shares have no par value, and Holdco has an authorized capital of 200,000,000 ordinary shares.

On September 29, 2025, Holdco issued 100 ordinary shares in exchange for cash of $100,000. On December 18, 2025, Holdco issued an additional 50 ordinary shares in exchange for cash of $50,000. As of December 31, 2025, there were 150 ordinary shares issued and outstanding.

COINSHARES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 29, 2025 (INCEPTION) TO DECEMBER 31, 2025

4. Related Party Transactions

Due to Related Party

For the period from August 29, 2025 (Inception) to December 31, 2025, Holdco owed expenses related to the formation of Holdco totaling $13, which were invoiced to Jeri-Lea Brown, Director, on behalf of Holdco. Jeri-Lea Brown is also the Group Company Secretary of CoinShares International Limited (“CoinShares”). This amount is expected to be repaid by Holdco to Jeri-Lea Brown, Director, upon closing of the business combination described below in Note 5. At December 31, 2025, Jeri-Lea Brown holds 150 shares in Holdco.

5. Business Combination Agreement

On September 8, 2025, Vine Hill Capital Investment Corp., a special purpose acquisition company which was publicly traded on the Nasdaq Stock Market (“Vine Hill” or the “SPAC”) and CoinShares entered into a business combination agreement (the “Business Combination Agreement”) pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement Holdco shall acquire CoinShares by the way of a court sanctioned scheme of arrangement under Jersey law (including the Jersey Companies Law) pursuant to which all the shares in CoinShares will be exchanged for voting shares in Holdco. As a result of the transactions contemplated by the Business Combination Agreement, SPAC and CoinShares wholly owned subsidiaries of Holdco. The SPAC Merger became effective on March 31, 2026 (the “SPAC Effective Time”) - see Subsequent Events for further discussion.

6. Segment Information

Operating segments are defined as components of an enterprise that engage in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and to assess performance. Holdco’s Chief Executive Officer is Holdco’s CODM.

Holdco is non-revenue generating, formed solely for the purpose of effectuating a contemplated business combination. The CODM views Holdco’s operations and manages expenses incurred on a consolidated basis. Accordingly, Holdco has a single reporting segment. The CODM assesses performance of the reportable segment and decides how to allocate resources based on net loss that also is reported on the consolidated statement of operations as net loss. The measure of single segment assets is reported on the consolidated balance sheet as total assets. Holdco does not have intra-entity transfers.

7. Subsequent Events

Business Combination

On March 31, 2026 (the “Closing Date”), Holdco, consummated its previously announced business combination (the “Business Combination”) pursuant to Business Combination Agreement, dated as of September 8, 2025 (the “Business Combination Agreement”), by and among Holdco, CoinShares International Limited, a public company limited by shares organized under the laws of Jersey (“CoinShares”), Vine Hill Capital Investment Corp., a Cayman Islands exempted company (“Vine Hill”) and Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”).

COINSHARES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 29, 2025 (INCEPTION) TO DECEMBER 31, 2025

In connection with the Business Combination, each issued and outstanding Vine Hill Class A ordinary share was converted into one ordinary share of Holdco, resulting in the issuance of 1,292,681 shares to Vine Hill public shareholders. In addition, all outstanding Vine Hill public warrants were assumed by Holdco and became exercisable for Holdco ordinary shares on substantially the same terms and conditions.

Concurrently with the closing of the Business Combination, the Group completed a private investment in public equity (“PIPE”), pursuant to which 6,564,647 ordinary shares were issued to the PIPE investor (including commitment fee shares) for aggregate gross proceeds of $49.0 million.

The transaction also involved a share-for-share exchange whereby all existing shares in CoinShares International Limited were exchanged for newly issued Holdco ordinary shares in accordance with an equity exchange ratio, resulting in the issuance of approximately 120,000,000 shares to existing CoinShares shareholders.

At the effective time of, and pursuant to, the SPAC Merger, Holdco issued:

(i)	1,292,681 Ordinary Shares in exchange for the Vine Hill Class A Shares; and

(ii)	10,999,993 Warrants in exchange for 10,999,993 Vine Hill Public Warrants.

At the effective time of, and pursuant to, the Scheme of Arrangement, Holdco issued:

(i)	119,522,880 Ordinary Shares in exchange for CoinShares Shares (excluding the PIPE Shares as detailed under (ii) below);

(ii)	6,564,647 Ordinary Shares in exchange for the PIPE Shares; and

(iii)	Company Options to purchase up to 784,260 Ordinary Shares.

Holdco’s Ordinary Shares and Warrants were approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “CSHR” and CSHRW, respectively, and began trading on April 1, 2026.

Other than the Business Combination as described above, Holdco did not identify any subsequent events that would have required adjustment or disclosure in these consolidated financial statements.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

CoinShares International Limited

St. Helier, Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CoinShares International Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company’s auditor since 2025.

London, United Kingdom

April 30, 2026

CoinShares International Limited

Consolidated Balance Sheets

(in thousands, except par value and share information)

	As of December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$64,243	$24,915
Digital assets - held for operations	3,974,713	4,466,678
Digital assets - held as treasury	33,354	15,249
Digital asset exchange traded products	1,145,428	1,190,998
Trade receivables	3,491	2,126
Digital asset receivables, net of allowance for expected credit losses of $760 and $1,902, respectively	108,517	205,892
Prepaids and other current assets	13,326	914
Total current assets	5,343,072	5,906,772
Property and equipment, net	366	288
Operating right of use assets	2,957	2,885
Goodwill	2,820	2,819
Other intangible assets, net	11,897	11,113
Investments	18,850	20,338
Other non-current assets	2,316	2,699
Total assets	$5,382,278	$5,946,914

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
XBT Certificate Liabilities	$2,465,007	$3,695,537
XBT CS Physical Certificate Liabilities	1,279	—
CS Physical Certificate Liabilities	2,041,154	1,453,943
Digital asset payables	168,374	241,705
Amounts due to brokers	169,086	99,124
Trade and other payables	28,400	32,321
Notes payable, current	3,151	—
Operating lease liability, current portion	1,347	895
Total current liabilities	4,877,798	5,523,525
Notes payable, non-current	24,973	24,657
Operating lease liability, net of current portion	1,528	2,096
Other non-current liabilities	1,012	993
Total liabilities	4,905,311	5,551,271

Commitments and contingencies (Note 19)

Shareholders’ Equity
Ordinary shares, £0.000495 par value; 200,000,000 shares authorized at December 31, 2025 and 2024; 66,678,210 shares issued as of December 31, 2025 and 2024; 65,538,653 and 66,678,210 shares outstanding as of December 31, 2025 and 2024, respectively	44	44
Additional paid-in capital	29,203	38,020
Accumulated other comprehensive income	16,671	14,958
Retained earnings	431,049	342,621
Total shareholders’ equity	476,967	395,643
Total liabilities and shareholders’ equity	$5,382,278	$5,946,914

The accompanying notes are an integral part of these consolidated financial statements.

CoinShares International Limited

Consolidated Statements of Operations and Comprehensive Income

(in thousands, except share and per share information)

	For the Years Ended December 31,
	2025	2024	2023
Revenue	$165,677	$155,540	$87,711
Gains/(losses) from operations
(Loss)/gain on digital assets and digital asset ETPs	(982,773)	2,933,410	1,744,803
Gain/(loss) on certificate liabilities	802,747	(2,910,985)	(1,703,465)
Other operating gains/(losses)	211,999	19,835	(28,366)
Total gains/(losses) from operations	31,973	42,260	12,972

Operating expenses
Cost of revenue (excluding depreciation and amortization)	20,189	15,209	7,092
Salaries and employee benefits	19,521	21,737	13,316
Share-based compensation	2,839	12,369	1,261
Professional fees	9,870	4,655	4,497
Marketing expense	5,291	5,471	3,219
Technology expense	4,474	2,738	2,404
Depreciation and amortization	3,143	3,022	3,993
Allowance for credit losses	(1,142)	1,902	—
Other general and administrative expenses	6,474	5,686	3,628
Total operating expenses	70,659	72,789	39,410

Operating income	126,991	125,011	61,273

Other income (expenses)
Income from sale of FTX claim	—	36,816	—
(Loss)/gain on treasury digital assets	(4,685)	3,493	—
Fair value (loss)/gain on investments	(1,574)	997	16,002
Impairment of equity method investment	—	(74)	(270)
Interest income	1,793	8,495	7,975
Interest expense	(7,804)	(11,355)	(8,510)
Income before income taxes	114,721	163,383	76,470
Income tax expense	449	935	715
Net income	$114,272	$162,448	$75,755

Other comprehensive income
Foreign currency translation adjustment	1,713	4,109	(12,148)
Total comprehensive income	$115,985	$166,557	$63,607

Net income per share:
Basic	$1.74	$2.44	$1.13
Diluted	$1.74	$2.42	$1.10
Weighted average of ordinary shares used to compute net income per share:
Basic	65,831,201	66,543,318	67,282,937
Diluted	65,831,201	67,122,760	68,968,578

The accompanying notes are an integral part of these consolidated financial statements.

CoinShares International Limited

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands, except share information)

	Ordinary Shares		Treasury Shares	Additional Paid in	Accumulated Other Comprehensive	Retained
	Shares	Amount	Shares	Capital	Income	Earnings	Total
Balance at January 1, 2023	68,213,821	$45	(78,396)	$42,180	$15,460	$152,095	$209,780
Share based compensation	—	—	—	1,652	—	—	1,652
Share cancellations	(200,050)	—	200,050	575	—	(575)	—
Share repurchases	—	—	(1,594,706)	(5,292)	—	25	(5,267)
Share options exercised	—	—	5,479	10	—	—	10
Foreign exchange impact from change in reporting currency	—	—	—	—	13,788	—	13,788
Net income	—	—	—	—	—	75,755	75,755
Other comprehensive loss	—	—	—	—	(12,148)	—	(12,148)
Balance at December 31, 2023	68,013,771	45	(1,467,573)	39,125	17,100	227,300	283,570
Share repurchases	—	—	(90,205)	(344)	—	—	(344)
Share based compensation	—	—	—	304	—	—	304
Share cancellations	(1,474,631)	(1)	1,474,631	4,154	—	(4,166)	(13)
Share options exercised	139,070	—	83,147	474	—	(9)	465
Reclassification of equity classified options to liability	—	—	—	(5,693)	—	—	(5,693)
Foreign exchange impact from change in reporting currency	—	—	—	—	(6,251)	—	(6,251)
Dividends declared	—	—	—	—		(42,952)	(42,952)
Net income	—	—	—	—	—	162,448	162,448
Other comprehensive income	—	—	—	—	4,109	—	4,109
Balance at December 31, 2024	66,678,210	44	—	38,020	14,958	342,621	395,643
Share repurchases	—	—	(1,385,500)	(10,617)	—	—	(10,617)
Share options exercised	—	—	245,943	1,800	—	—	1,800
Dividends declared	—	—	—	—	—	(25,844)	(25,844)
Net income	—	—	—	—	—	114,272	114,272
Other comprehensive income	—	—	—	—	1,713	—	1,713
Balance at December 31, 2025	66,678,210	$44	(1,139,557)	$29,203	$16,671	$431,049	$476,967

The accompanying notes are an integral part of these consolidated financial statements.

CoinShares International Limited

Consolidated Statements of Cash Flows

(in thousands)

	For the Years Ended December 31,
	2025	2024	2023
Cash flows provided by / (used in) operating activities
Net income	$114,272	$162,448	$75,755
Adjustments to reconcile net income to net cash flow provided by / (used in) operating activities:
Digital assets revenue	(157,169)	(148,789)	(82,882)
Loss/(gain) on digital assets and digital asset ETPs	982,773	(2,933,410)	(1,744,803)
(Gain)/loss on certificate liabilities	(802,747)	2,910,985	1,703,465
Other operating gains/(losses)	(206,318)	(19,835)	28,366
Digital asset trading expenses	104	133	148
Loss/(gain) on treasury digital assets	4,685	(3,493)	—
Depreciation and amortization	3,143	3,022	3,993
Allowance for credit losses	(1,142)	1,902	—
Impairment of equity method investments	—	74	270
Fair value loss/(gain) on investments	1,574	(997)	(16,002)
Share-based compensation	2,839	12,369	1,261
Other non-cash adjustments	61	649	27

Changes in operating assets and liabilities:
Net sales/(purchases) of digital assets	1,154,512	1,155,152	(72,140)
Net redemption of XBT Certificate Liabilities	(971,063)	(766,319)	(123,467)
Digital asset ETPs, trade receivables and other assets	(76,434)	(454,854)	102,053
Trade payables, lease and other liabilities	4,749	—	1,149
Amounts due to brokers	69,962	98,272	835
Current tax liabilities	(226)	(39)	(96)
Net cash flow provided by / (used in) operating activities	123,575	17,270	(122,068)

Cash flows (used in) / provided by investing activities
Purchases of intangible assets	(1,721)	(1,492)	(1,490)
Proceeds from disposals of intangible assets	—	—	363
Purchases of property and equipment	(338)	(229)	(136)
Proceeds from disposals of property and equipment	—	75	72
Cash paid for acquisitions, net of cash acquired	—	(429)	—
Purchases of other investments	(4,500)	(55)	(588)
Proceeds from sale of other investments	—	5,220	56
Net cash (used in) / provided by investing activities	(6,559)	3,090	(1,723)
Cash flows provided by / (used in) financing activities
Proceeds from issuance of fund units	—	316	—
Repayment of long-term debt	—	(2,770)	(77)
Proceeds from exercise of share options	471	571	10
Purchases of share options	(5,547)	(51)	—
Repurchase of ordinary shares	(10,617)	(344)	(5,266)
Dividends paid	(25,070)	(41,966)	—
Net cash used in financing activities	(40,763)	(44,244)	(5,333)

Net increase (decrease) in cash and cash equivalents	76,253	(23,884)	(129,124)

Cash and cash equivalents at beginning of period	24,915	32,475	163,078
Effect of exchange rate changes	(36,925)	16,324	(1,479)
Cash and cash equivalents at end of period	$64,243	$24,915	$32,475

Supplemental Disclosures
Cash paid for income taxes	$674	$974	$811
Cash paid for interest	$7,739	$10,971	$8,246
Cash received for interest	$1,736	$8,462	$7,975

Non-cash Investing and Financing Activities
Net transfers to treasury digital assets	$22,791	$12,192	$-
Acquisition of right-of-use assets	$809	$—	$3,836
Share-based compensation settled in equity	$—	$304	$1,652

The accompanying notes are an integral part of these consolidated financial statements.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

1. Organization and Description of Business

CoinShares International Limited (the “Company”) and its subsidiaries (together the “Group” or “CoinShares”) primarily operate in Jersey, Channel Islands. The Company’s principal activity is providing customers with exposure to the digital asset ecosystem through a range of financial products and services.

The principal activity of the Company is to act as the parent entity of the Group. In this capacity, the Company provides strategic direction, governance, and oversight to its subsidiaries. While the Company undertakes certain operational activities from time to time, including investment-related transactions, financing activities, and the payment of expenses, these activities are ancillary to its primary role as the parent company of the Group. The Company is a public company limited by shares and is incorporated and domiciled in Jersey. The address of its registered office is 2nd Floor, 2 Hill Street, St Helier, Jersey JE2 4UA.

Basis of presentation

The Company has prepared these special purpose consolidated financial statements (the “consolidated financial statements”) of the Company for inclusion in an Annual Report on Form 20-F to be submitted to the United States Securities and Exchange Commission (“SEC”) in an annual report to be filed by CoinShares PLC, the successor entity to the Company, subsequent to year end. The Company, CoinShares PLC, and Vine Hill Capital Investment Corp, a special purpose acquisition company (the “SPAC”), entered into a Business Combination Agreement dated as of September 8, 2025, in which at the time of closing of the Business Combination, the Company and the SPAC would become wholly-owned subsidiaries of CoinShares PLC, and CoinShares PLC would become a US publicly traded company. As predecessor of CoinShares PLC, a foreign private issuer who has voluntarily chosen to issue its financial statements for the period ended December 31, 2025 in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and presented in U.S. dollars, these accompanying consolidated financial statements are required to be prepared in accordance with U.S. GAAP. The Company has therefore presented these accompanying consolidated financial statements in U.S. dollars, which is also the Company’s presentation currency.

As discussed further in Note 24, on March 31, 2026 the Company consummated the Business Combination with the SPAC and CoinShares PLC. Concurrently with the closing of the Business Combination, the Company completed the delisting of its shares from Nasdaq Stockholm, with the last day of trading on Nasdaq Stockholm occurring on March 30, 2026.

Emerging Growth Company

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC that reports under US GAAP can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. As the predecessor to CoinShares PLC the Company elected to take advantage of the extended transition periods.

2. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These consolidated financial statements have been prepared in accordance with U.S. GAAP as discussed above. Prior to December 31, 2025, the Company prepared its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS as issued by the IASB”). The Company has retrospectively presented its financial statements herein in accordance with U.S. GAAP for all periods presented.

As of January 1, 2025, the Company changed its functional and reporting currency from Great British Pound (“GBP”) to United States Dollar (“USD”). This change has been made to reflect the fact that the Company’s operations have become increasingly US-focused in recent years. The Company retrospectively changed the reporting for 2023 and 2024 financial information from GBP to USD.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Basis of consolidation

The accompanying consolidated financial statements include the results of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company evaluates the entities and other investment vehicles for potential consolidation first under the variable interest entity model (“VIE”) and then under the voting interest model (“VOE”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation. The Company has a controlling financial interest in a VIE when the Company has a variable interest that provides it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The usual condition for a controlling financial interest in a VOE is ownership of a majority voting interest. If the Company has a majority voting interest in a VOE, the entity is consolidated. The Company reassesses its evaluation of whether an entity is a VIE or VOE when certain reconsideration events occur.

Use of Estimates

Preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions in applying accounting policies to determine the reported amounts of assets, liabilities, income, and expenses. Such management estimates and assumptions include, but are not limited to, the valuation of digital assets, and digital asset exchange-traded products (“ETPs”), the valuation of certificate liabilities, and share-based payments. The estimates and associated assumptions are based on historical experience and various factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Foreign currency transactions

Foreign currency transactions are translated into the functional currency of the relevant Company entity using the exchange rates prevailing at the dates of the transactions.

At each reporting date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency of the relevant Company entity at the closing exchange rate. Non-monetary assets and liabilities denominated in a foreign currency, and measured at historical cost, are initially translated into the functional currency of the relevant Company entity at the date of the transaction and are not subsequently re-translated. Non-monetary assets and liabilities denominated in a foreign currency, and measured at fair value, are measured using the exchange rate at each date the fair value is determined.

Exchange gains and losses are recognized in earnings. For the years ended December 31, 2025, 2024, and 2023, the Company recognized net unrealized transaction gains of $11.5 million, $6.9 million, and $3.2 million, respectively, which is recorded in other operating gains/(losses) in the Company’s consolidated statements of operations and comprehensive income, and net realized transaction gains/(losses) of $1.1 million, $(0.3) million, and $0.1 million, respectively, which is recorded in other general and administrative expenses in the Company’s consolidated statements of operations and comprehensive income.

Foreign currency translation

Assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar are translated into the reporting currency of U.S. dollars using the exchange rates in effect on the consolidated balance sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in accumulated other comprehensive income in the accompanying consolidated statements of changes in shareholders’ equity. The Company’s subsidiaries have functional currencies in the United States Dollar, Great British Pound, Swedish Krona, Hong Kong Dollar, and the Euro. On the disposal of an overseas subsidiary, all of the exchange differences accumulated in a foreign currency translation reserve in respect of that subsidiary attributable to the owners of the Group are reclassified to profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, amounts due from brokers, and amounts due from exchanges. Cash on hand includes demand deposits and other balances held with banks that are repayable on demand that are not restricted as to withdrawal or use with an initial maturity of three months or less. Amounts due from brokers represent cash receivables and margin balances arising from the Company’s ongoing trading activities with brokerage firms. Amounts due from exchanges represent cash receivables arising from digital asset transactions conducted on recognized exchanges. Amounts due from brokers and amounts due from exchanges represent cash held by/payable to brokers and exchanges and are classified as cash and cash equivalents as they have a maturity of three months or less from inception.

The Company’s cash and cash equivalents are primarily placed with financial institutions which are of high credit quality. Although the Company has corporate deposit balances with financial institutions, the Company has not experienced losses on these accounts and does not believe it is exposed to any significant credit risk with respect to these accounts.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Digital assets - held for operations and digital asset ETPs

The Company accounts for digital assets that are within the scope of ASC 350-60, Intangibles - Goodwill and Other - Crypto Assets as intangible assets at fair value. The fair value for each underlying digital asset is determined by which of the eligible digital asset exchanges is the Company’s principal market. Realized gains and losses are calculated using the weighted average cost method and included in (loss)/gain on digital assets and digital asset ETPs on the consolidated statements of operations and comprehensive income. Changes in net unrealized gains or losses for these digital assets are included in (loss)/gain on digital assets and digital asset ETPs on the consolidated statements of operations and comprehensive income.

The Company’s methodology for valuing digital assets is as follows:

●

Digital assets which are freely tradable and for which there is an active market are valued using unadjusted quoted prices, taken from active markets, based on the principal market identified by the Company. As such, these digital assets are classified as Level 1;

●

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and it considers factors specific to the asset;

●	Changes in the fair value of digital assets are recognized in earnings; and

●	Digital assets are derecognized when the Company has transferred substantially all the risks and rewards of ownership on disposal.

The Company holds digital assets for different purposes, namely (i) to collateralize the exchange traded products issued by its wholly owned subsidiary CoinShares Digital Securities Limited (“CSDSL”), (ii) to collateralize the liability arising from the issuance of exchange traded products by its wholly owned subsidiary CoinShares XBT Provider AB (publ) (” CoinShares XBT Provider”), and (iii) as actively managed treasury holdings on which gains are sought. These terms are used descriptively and do not imply collateralization in the legal sense of secured borrowing arrangements.

Within CSDSL, digital assets are held in order to collateralize a number of exchange-traded products. As such, the assets and related liabilities for these exchange-trade products are valued and re-measured in the same manner, using the Company’s valuation methodology discussed above.

All digital asset holdings within CoinShares Capital Markets (Jersey) Limited (“CSCM”) and held by other Company entities are valued based on an unadjusted price determined by the principal market identified by the Company.

CSCM also holds perpetual and futures contracts, which are considered derivative contracts in accordance with ASC 815, Derivatives and Hedging. The contracts reference and are settled in digital assets. Depending on the position, the derivative assets are recorded as assets within digital asset receivables or as liabilities within digital asset payables on the consolidated balance sheets. The gains or losses arising from these contracts are presented within other operating / (gains/losses. Since the perpetual and futures are settled in digital assets, the gain/loss is remeasured using the unadjusted quoted price within the principal market identified by the Company. These contracts are held for the same purpose as the majority of the Company’s digital assets, which is to serve as an economic hedge for the Company’s liability to certificate holders of the products issued by CoinShares XBT Provider.

The Company also holds stablecoins as part of its operations. Stablecoins are digital assets designed to have a relatively stable price that aligns with the price of an underlying asset, most commonly a fiat currency, such as USD, or an exchange-traded commodity. The Company primarily holds stablecoins that provide the Company with a contractual right to USD. Stablecoins that meet the definition of a financial asset due to being contractually redeemable for fiat currency on demand are classified as receivables within the Company’s consolidated balance sheets. As of December 31, 2025 and 2024, the Company held stablecoins in the amount of $8.2 million and $5.1 million, respectively, which are included within digital asset receivables on the consolidated balance sheets. Stablecoins that do not meet the definition of a financial asset due to not being contractually redeemable for a fiat currency on demand are accounted for as Digital Assets. Such stablecoins meet the scope requirement of ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets and are digital assets measured at fair value. Changes in the fair value of stablecoins that are measured at fair value are recorded in (loss)/gain on digital assets and digital asset ETPs in the Company’s consolidated statements of operations and comprehensive income.

Additionally, the Company purchases third-party issued digital asset ETPs as part of the economic hedge arising from the issuance of the Company’s XBT Certificate Liabilities. These instruments provide exposure to the performance of the referenced digital assets represented by the note and are traded on active markets with a fiat-denominated quoted price. The quoted prices are adjusted for significant events related to the underlying digital asset that occur outside of trading hours of the ETPs. Accordingly, the fair value of the digital asset ETPs are classified as Level 2. The digital asset ETPs are accounted for as financial instruments, rather than as digital assets. The Digital Asset ETPs are measured at fair value, with changes in fair value recognized within (loss)/gain on digital assets and digital asset ETPs on the consolidated statements of operations and comprehensive income.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Digital assets - held for treasury

The digital assets – held for treasury represent digital assets that the Company holds for long-term strategic exposure to certain digital assets, including Bitcoin, Ethereum, and Solana. The Company does not engage in regular trading of these assets. While the digital assets – held for treasury are segregated in designated wallets from digital assets - held for operations, there are no restrictions on the transferability, sale, or use of them.

The digital assets – held for treasury are accounted for as intangible assets within the scope of ASC 350-60, Intangibles - Goodwill and Other - Crypto Assets, and are initially measured at cost and subsequently remeasured at fair value at the end of each reporting period, with changes in fair value recognized in (loss)/gain on treasury digital assets in the consolidated statements of operations and comprehensive income. Realized gains and losses on disposition are recognized using the weighted average cost method. Fair value is measured using quoted digital asset prices within the Company’s principal market at the time of measurement. Accordingly, these digital assets are classified as Level 1 within the fair value hierarchy, unless they are subject to lock-up and not freely tradeable, in which case they are valued using quoted prices discounted for a lack of liquidity. As such, these assets have been classified as Level 2 in the fair value hierarchy. At the point when such digital assets become freely tradeable, they are reclassified as Level 1 in the fair value hierarchy and accounted for in line with other digital assets.

Trade receivables

Trade receivables are recognized net of allowances for credit losses as an asset in the consolidated balance sheets.

For trade receivables, expected credit losses are measured by applying a simplified method using a provision matrix. The expected loss rate comprises the risk of a default occurring and the expected cash flows on a default based on the aging of the debtor. The risk of a default occurring always takes into consideration all possible default events over the expected life of those debtors. Different provision rates and periods are used based on groupings of historic credit loss experience by product type, customer type, and location. As of December 31, 2025 and 2024, there was no allowance for credit losses on trade receivables.

Digital asset receivables

The Company lends digital assets to counterparties under open term loans that are due on demand. The digital asset loan receivables are repayable at the option of the Company, and the borrower may repay at any time, without penalty or premium. While the loan is outstanding, the borrower has the right and the ability to use the digital assets at its sole discretion, including the ability to sell or pledge the borrowed digital assets to third parties. At the conclusion of a loan, the borrower is generally required to return the same type and quantity of digital assets.

Upon the funding of digital asset loans, the Company evaluates whether it can derecognize the loaned digital assets. Digital intangible assets are derecognized upon loan origination, and a digital asset receivable is recognized in the Company’s consolidated balance sheets. Digital asset receivables are measured at the fair value of the digital financial assets or digital intangible assets to be received upon settlement. The initial and subsequent gain / loss resulting from the changes in value of the underlying digital assets are recognized in (loss)/gain on digital assets and digital asset ETPs in the Company’s consolidated statements of operations and comprehensive income. The digital asset loan receivable balance is evaluated for possible credit losses using the framework outlined in ASC 326, Financial Instruments—Credit Losses. The allowance for credit losses on digital asset loan receivable under the current expected credit loss model reflects management’s estimate of credit losses over the remaining expected life of the loans and also considers forecasts of future economic conditions. Provision for credit losses is included in allowance for credit losses in the Company’s consolidated statements of operations and comprehensive income. The borrower may be required to provide cash or collateral to the Company for the digital assets that have been lent to the borrower. As of December 31, 2025 and 2024, the Company held no collateral related to digital asset loan receivables.

Under the terms of the Company’s lending arrangements, the borrower is required to pay the Company a fee which is calculated as an annualized percentage of the quantity of digital assets loaned. The fees for these lending arrangements are denominated in the related digital asset loaned. The fees are recognized as revenue in the Company’s consolidated statements of operations and comprehensive income. The borrower may also be required to pay the Company origination fees.

Digital asset receivables was made up of the following balances:

	As of December 31,
	2025	2024
Digital asset loans, net of allowance for expected credit losses of $760 and $1,902, respectively	$69,772	$197,300
Stablecoins	8,198	5,063
Digital asset perpetuals and futures – digital asset settled	30,124	2,129
Other	423	1,400
Total digital asset receivables	$108,517	$205,892

The digital asset loans are made to a small number of counterparties totaling $69.8 million and $197.3 million at December 31, 2025 and 2024, respectively.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Concentration of credit risk

The Company’s cash and cash equivalents, trade receivables, and stablecoin receivables are potentially subject to concentration of credit risk. Cash and cash equivalents are placed with financial institutions which are of high credit quality.

Business combinations

The Company accounts for business combinations using the acquisition method. The purchase price of each business acquired is allocated to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values on the date of acquisition. The excess of the purchase price over the fair values of these identifiable assets and liabilities assumed is recorded as goodwill. When cash consideration is transferred prior to obtaining control of a business, the Company recognizes the consideration transferred as a prepaid asset or deposit. The Company derecognizes the prepaid asset or deposit and applies the acquisition method when it obtains control of the business.

The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired, and liabilities assumed at the acquisition date. Assumptions used to estimate the fair value of the intangible assets include, but are not limited to, revenue growth rates, technology migration curves, customer attrition rates and discount rates. These estimates are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates.

Additional information, which existed as of the acquisition date but unknown to the Company at that time, may become known during the remainder of the measurement period. During the measurement period, which may not be later than one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive income. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. The results of operations of businesses acquired are included in the consolidated financial statements from their dates of acquisition. See Note 18.

Impairment of goodwill

The Company performs impairment tests on goodwill with indefinite useful economic lives that are not amortized at least annually on October 1, or more frequently if events or changes in circumstances indicate that the asset may not be recoverable. The Company performs its annual impairment review of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment provided that the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. In assessing goodwill for impairment, management first assesses qualitative factors to determine whether it is necessary to perform the quantitative impairment test. In the qualitative assessment, management may consider factors such as economic conditions, industry and market conditions and developments, overall financial performance and other relevant entity-specific events in determining whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. Based on the results of the qualitative assessment, the Company may determine that a quantitative impairment test is not required. The Company may also elect to bypass the qualitative assessment for one or more reporting units and perform a quantitative impairment test directly.

If management concludes that it is more likely than not that the recorded goodwill amounts have been impaired, management would perform the quantitative impairment test. An impairment loss is recognized in earnings if the estimated fair value of a reporting unit is less than the carrying amount of the reporting unit.

On the first day of the fourth quarter in 2025, management carried out the qualitative review on all reporting units with a goodwill balance. No indicators of impairment were identified in these reporting units; therefore, the Company concluded its review at this point and was not required to perform a quantitative review.

Impairment of other intangible assets, net

The Company performs impairment tests on other intangible assets with indefinite useful economic lives that are not amortized at least annually on October 1, or more frequently if events or changes in circumstances indicate that the asset may not be recoverable. In assessing indefinite lived intangible assets for impairment, management first assesses qualitative factors to determine whether it is necessary to perform the quantitative impairment test. In the qualitative assessment, management may consider factors such as economic conditions, industry and market conditions and developments, overall financial performance and other relevant entity-specific events in determining whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. Based on the results of the qualitative assessment, the Company may determine that a quantitative impairment test is not required. The Company may also elect to bypass the qualitative assessment and perform a quantitative impairment test directly.

If management concludes that it is more likely than not that the recorded intangible assets amounts have been impaired, management would perform the quantitative impairment test. An impairment loss is recognized in earnings if the estimated fair value of an indefinite lived intangible asset is less than the carrying amount of the or intangible asset.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Additionally, the Company performs a review of finite-lived intangible assets for impairment whenever an event occurs, or circumstances change that indicate that the carrying amount of such assets may not be fully recoverable. Such events include material adverse changes in projected revenues or expenses, significant underperformance relative to historical or projected operating results, or significant negative industry or economic trends. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of an asset and its eventual disposition. If an asset is not recoverable, an impairment loss is measured by comparing the fair value of the asset, which is determined through the income approach, the market approach, or another appropriate method based on the circumstances, to its carrying value. If the Company determines the fair value of an asset is less than the carrying value, the excess of the carrying value over the estimated fair value is recognized as an impairment loss in the consolidated statements of operations and comprehensive income.

The estimated useful life and amortization method are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. Subsequent expenditures on the maintenance of these assets are expensed as incurred.

Amortization is provided on the following basis:

Fee generating contracts (annuity method)	10 years
Software	3-5 years

Investments

Investments in listed equity securities and other investments are held at fair value through profit and loss, except those investments that do not have a readily determinable fair value under the measurement alternative prescribed in ASC 321, Investments - Equity Securities (“ASC 321”). Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed at the end of each reporting period). If management identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, it shall measure the equity security at fair value as of the date that the observable transaction occurred.

Fair value measurement

The Company applies ASC 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, trade receivables, prepaids and other current assets, trade and other payables, and amounts due to brokers approximate fair value due to their short-term nature.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

The Company performs monthly valuations of the Company’s assets that are classified as Level 1 and 2 within the fair value hierarchy, utilizing market data and observable inputs. The Company performs quarterly valuations of the Company’s investments that are classified as Level 3, within the fair value hierarchy, utilizing a range of observable and unobservable inputs.

The main Level 3 inputs used by the Company are derived and evaluated as follows:

●	price of recent investment;

●	earnings multiples, estimated based on market information for similar types of companies;

●	AUM multiples, estimated based on market information for similar types of companies; and

●	percentage ownership of net asset value of the investee company.

Fair value policies and disclosures on specific balances are included in Note 11.

XBT Certificate Liabilities

XBT Certificate Liabilities are classified as financial liabilities as these liabilities are settled in cash. Thus, the Company irrevocably elects the fair value option under ASC 825, Financial Instruments to initially recognize these liabilities at fair value, which is normally equivalent to the transaction price less transaction costs. Subsequently, these liabilities are remeasured at fair value within gain/(loss) on certificate liabilities on the accompanying consolidated statements of operations and comprehensive income. Their fair value is calculated with reference to the market prices of the certificates and adjusted based on the price of the underlying digital asset of the certificate. As digital asset markets operate continuously, without a traditional market close, the Company established an accounting convention for the cut-off of the adjustment price of the underlying digital asset of the certificate on the reporting date as 11:59:59 GMT.

These liabilities (or part thereof) are derecognized when, and only when, the Company’s obligations are discharged, cancelled, or they expire. Any difference between the carrying amount of a financial liability (or part thereof) that is derecognized, and the consideration paid is recognized in profit and loss.

Realized and unrealized gains for XBT Certificate Liabilities are recorded in gain/(loss) on certificate liabilities in the Company’s consolidated statements of operations and comprehensive income. Refer to Note 8 for more information.

CoinShares Physical Certificate Liabilities and XBT CoinShares Physical Certificate Liabilities

Although the CoinShares Physical Certificate Liabilities and XBT CoinShares Physical Certificate Liabilities (collectively, the “Physical Certificate Liabilities”) can, under certain circumstances, be settled in cash, these liabilities are almost always settled in digital assets and do not therefore meet the definition of a financial liability, as they represent the Company’s obligation to deliver the underlying crypto asset to the holder of the Physical Certificates.

The obligation to deliver the underlying crypto assets is accounted for as a hybrid instrument, with a liability host that contains an embedded put feature linked to the change in the price of the underlying digital asset. The embedded feature is bifurcated from the host because it is not clearly and closely related and otherwise qualifies as a derivative. All of the initial value of the hybrid instrument is allocated to the embedded feature because of the underlying economics of the certificates, which is to provide the certificate liability holder to exposure to the variability in digital asset price changes.

As digital asset markets operate continuously, without a traditional market close, the Company established an accounting convention for the cut-off of the adjustment price of the underlying digital asset of the certificate on the reporting date as 11:59:59 GMT. The embedded features are recorded within CS Physical Certificate Liabilities and XBT CS Physical Certificate Liabilities on the consolidated balance sheets and the changes in fair value are recognized in gain/(loss) on certificate liabilities within the consolidated statements of operations and comprehensive income.

Refer to Note 8 for additional details.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Digital asset payables

Digital asset payables primarily consist of 1) the value of 10,000,000 certificates in CoinShares Physical Staked Solana which are held by the Company on behalf of a third party who contributed 1,000,000 Solana of seed capital to the product, of which an equivalent amount is held as collateral within CSDSL and 2) the sterling equivalent value of Over-the-Counter (“OTC”) liabilities in the course of settlement at the balance sheet date, the balance of which is collateralized by digital assets held. These amounts will be settled entirely in digital assets.

As the digital asset payables represent an obligation for the Company to deliver digital assets, the Company accounts for digital asset payables in the same manner as a hybrid instrument, with a liability host that contains an embedded derivative based on the changes in fair value of the underlying crypto asset similar to the accounting for CoinShares Physical Certificate Liabilities and XBT CoinShares Physical Certificate Liabilities.

As of December 31, 2025 and 2024, the Solana seed balance was $155.1 million and $224.2 million, respectively.

Management fees and other revenue

Management Fees

The Company earns management fees by issuing ETPs, which synthetically track the performance of digital assets under various Note Programs. The ETPs issued by the Company are backed by digital asset exposure either through digital asset holdings or financial instruments that reference digital assets on a non-leveraged basis.

The Company earns management fees, which may vary depending on the relevant Note Program, based on the market value of the ETP. Such management fees are recognized as revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), as they arise from the Company’s ordinary activities of managing ETPs. Management has assessed the criteria under ASC 606 as follows:

●

The contractual arrangements with ETP (CoinShares Physical and CoinShares XBT Provider) investors establish enforceable rights and obligations, under which the Company provides ongoing services in exchange for consideration. Due to the open-ended nature of the products and the investor’s ability to redeem at any time, the term of the contract is effectively daily.

●	The services include the provision of continuous management and administration of the ETPs (single performance obligation). This represents a performance obligation satisfied over time, as investors simultaneously receive and consume the benefits of these services.

●	The transaction price is based on a contractually agreed management fee, calculated as a function of the market price of the underlying asset referenced by the ETPs. A substantial portion of the transaction price is non-cash consideration in the case of CoinShares Physical products. Consistent with ASC 606, this non-cash consideration is measured at fair value on the date the asset management services are performed.

The CoinShares XBT Provider note Program management fee revenue is recognized on a daily basis, denominated in fiat, by means of a reduction in the liability owing to the ETP holder. Due to the structure of the CoinShares XBT Provider ETPs, and the way in which the Company elects to collateralize the liability arising from the issuance of these ETPs, the revenue remains held as part of the overall collateral asset balance until such a time that the notes are redeemed, at which point the cash is realized. There is no digital asset exposure risk attached to the revenue that remains held within the collateral assets between recognition and redemption, as the revenue is fixed in fiat terms and therefore the digital asset price at the time of redemption dictates the quantum of assets to be liquidated.

The CSDSL Physical ETP Program management fee revenue is recognized on a daily basis, denominated in digital assets, by means of a reduction in the coin entitlement owing to the ETP holder. For the staking products with no fee, revenue arising from staking is also denominated in digital assets, with a portion of such proceeds owing to noteholders through increasing the coin entitlement. These revenues are converted on a regular basis into fiat in order to mitigate the risk of digital asset price fluctuations impacting revenues arising from CSDSL. There is no digital asset exposure risk attached to the revenue that remains held within the collateralized assets between recognition and redemption.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Staking revenue

The Company participates in proof-of-stake validation activities by delegating its digital assets to third-party validators while retaining control of the staked tokens, which remain in the Company’s wallet at all times. Under ASC 606, the Company has concluded that the validator is the customer and principal in the arrangement with the blockchain protocol, as the validator controls the validation infrastructure and directs the provision of staking services. A contract is formed when the Company enters into a specific staking order with a validator, and each contract contains a single performance obligation to provide staking services. Consideration is variable and non-cash in nature, consisting of native-token staking rewards, and is fully constrained until the validator communicates the amount of the reward granted by the protocol. The Company recognizes staking revenue when the reward is earned and available, measured at the fair value of the tokens on that date, with subsequent changes in token price reflected in the measurement of the digital assets held rather than in staking revenue.

Lending book interest

Lending book interest comprises interest income arising from the Company’s digital asset lending activities. Interest from digital-asset lending is recognized in accordance with U.S. GAAP applicable to lending arrangements. When the lending arrangement gives rise to a financial asset, interest income is recognized using the effective interest method under ASC 310, Receivables and ASC 835-30, Interest - Imputation of Interest. When the arrangement does not meet the definition of a financial asset but provides for fixed or determinable consideration, interest income is recognized on an accrual basis in accordance with the contractual terms and the economic substance of the lending arrangement. Interest income represents the fiat consideration receivable under the lending contract and is recognized as it is earned.

Carried Interest

The Company is entitled to receive carried interest from one of its investments, which represents an incentive-based performance fee earned in exchange for providing investment management and related services to the investment. The carried interest is within the scope of ASC 606 and is not accounted for as an investment.

The Company identified a single performance obligation consisting of a series of distinct fund management services that are satisfied over time. The carried interest represents variable consideration that is contingent on the investment’s future investment performance and is highly susceptible to factors outside the Company’s control. Accordingly, the variable consideration is fully constrained at contract inception, and revenue is recognized only when it becomes probable that a significant reversal of cumulative revenue will not occur or the uncertainty associated with the variable consideration is subsequently resolved, which is typically the end of the measurement period. Once realized, such fees are not subject to claw back or reversal.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Leases

The Company accounts for its lease obligations in accordance with ASC 842, Leases (“ASC 842”), which requires the recognition of both (i) a lease liability equal to the present value of the remaining lease payments and (ii) an offsetting right-of-use (“ROU”) asset. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The ROU asset is initially measured at the lease liability, adjusted for prepaid lease payments, lease incentives received, and initial direct costs. The lease terms may include options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised. Lease terms and associated lease payments are reassessed only upon the occurrence of a qualifying change in facts and circumstances that affect the certainty of exercising renewal or termination options. If a lease arrangement’s implicit rate is not readily determinable, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized as a single lease cost for interest and amortization on a straight-line basis over the lease term. The Company has made the policy election to account for short-term leases by recognizing the lease payments in the consolidated statements of operations and comprehensive income on a straight-line basis over the lease term and not recognizing these leases in the consolidated balance sheets. Lease expense associated with leases that have a term of 12 months or less as of the commencement date are recognized as a component of other general and administrative expenses on a straight-line basis over the lease term.

All right-of-use assets for the periods reported relate to property rights obtained as part of lease arrangements. The right-of-use asset is adjusted for any re-measurement of the lease’s liability and lease modifications. The right-of-use assets are subject to impairment testing and are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.

Share-based payments

The Company accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). Equity classified awards are measured at fair value at the date of the grant. The fair value determined at grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in earnings such that the cumulative expense reflects the revised estimate. The estimated fair value of performance-based awards that require specified milestones or recipient performance are charged to expense when such milestones or performance criteria are probable to be met.

The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of certain share-based awards under ASC 718. The assumptions used in calculating the fair value of share-based awards represent management’s reasonable estimates and involve inherent uncertainties and the application of management’s judgment.

Liability classified awards are measured initially and subsequently at the fair value of the liability recognized for the awards, with the expense recognized over the vesting period in line with the services received. The liability is remeasured at each reporting date and settlement, with all changes in fair value recognized in earnings. Fair value incorporates all relevant vesting conditions and expected settlement outcomes, and the liability is presented within trade and other payables and other non-current liabilities on the consolidated balance sheets until the awards are ultimately settled.

Refer to Note 21 for more information on the classification of the awards.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Where a share-based payment arrangement is modified, the Company recognizes, at a minimum, the grant-date fair value of the original award. If the modification increases the fair value of the equity instruments granted (measured immediately before and after the modification), the incremental fair value is recognized over the remaining vesting period from the date of modification. If the modification reduces the fair value of the award, or is otherwise not beneficial to the employee, no adjustment is made to the cumulative charge, and the original grant-date fair value continues to be recognized.

Where an award is cancelled or settled during the vesting period, the arrangement is accounted for as an acceleration of vesting and the unrecognized portion of the grant-date fair value is recognized immediately in earnings. Any payment made on settlement in excess of the fair value of the equity instruments measured at the settlement date is recognized as an additional expense.

Equity

Ordinary shares

The Company’s ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Additional paid-in capital

During the year, the Company undertook a purchase of its own shares already in issue. The consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the owners as treasury shares until the shares are cancelled or reissued.

The nature and purpose of each reserve in additional paid in capital is described as follows:

Share premium

The share premium account represents the premium paid on the issue of ordinary shares in excess of their nominal value.

Foreign exchange translation reserve

Foreign exchange gains and losses on translation of the results and net assets of the Group’s foreign operations accumulate in the foreign exchange translation reserve. On disposal of foreign operations, the cumulative translation gains and losses in respect of those operations are recycled through profit or loss.

Share option reserve

The share option reserve represents the cost of the Group’s cumulative unexercised share options. Once options are exercised, the cumulative expense in relation to those options is transferred to retained earnings.

Treasury share reserve

The Company accounts for treasury shares using the cost method in accordance with U.S. GAAP. When the Company repurchases its own ordinary shares, the purchase price, including any directly attributable transaction costs, is recorded as a reduction of additional paid in capital. Treasury shares are not considered outstanding and therefore are excluded from the calculation of earnings per share and dividends.

When treasury shares are reissued, the Company uses the average cost of the shares held in treasury to determine the cost basis. Any excess of the reissuance price over the cost of the shares is recorded as an increase to additional paid-in capital. If the reissuance price is below cost, the difference is first charged to additional paid-in capital to the extent of previous net gains from treasury share transaction; any remaining shortfall is recorded as a reduction to retained earnings.

The Company does not recognize gains or losses in the consolidated statement of operations and comprehensive income from the purchase, reissuance or retirement of treasury shares. If treasury shares are formally retired, the Company reduces ordinary shares and additional paid-in capital based on the original issuance amounts, with any difference between the carrying amount of the treasury shares and the amounts removed from equity recorded in retained earnings.

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of foreign currency translation gains and losses that are excluded from net income. Foreign exchange gains and losses on translation of the results and net assets of the Group’s foreign operations accumulate in the accumulated other comprehensive income reserve. On disposal of foreign operations, the cumulative translation gains and losses in respect of those operations are recycled through profit or loss.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Retained earnings

Retained earnings reserve contains the Group’s cumulative profit or loss, net of distributions to owners.

Dividends

The Company’s dividend policy is to distribute between 20% and 40% of the prior year’s total comprehensive income, adjusted to exclude exchange differences arising on the translation of foreign operations, in order to reflect underlying distributable performance. Dividends are ordinarily paid in four tranches over the financial year, with the amount and timing of each tranche determined and approved by the Board of Directors. All dividend payments are subject to a solvency statement made by the directors in accordance with the requirements of Jersey company law, and no dividend will be declared or paid unless the directors are satisfied that the Group will remain able to meet its liabilities as they fall due following the distribution. Under Jersey company law, the existence of an accumulated deficit does not, in itself, restrict the declaration or payment of dividends. Distributions may be made from any source, including share premium or other reserves, provided the directors are able to make the required solvency statement confirming that the Company will remain able to discharge its liabilities as they fall due following the distribution.

Taxation

The Company is subject to income taxes in Jersey, the Channel Islands and various other jurisdictions. Significant judgment is required in determining our provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws. The Company’s actual and forecasted income (loss) before provision is subject to change due to economic, political and other conditions and significant judgment is required in determining the Company’s ability to recognize our net deferred tax assets.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply in the period in which the deferred tax asset or liability is expected to be realized. The effect of changes in net deferred tax assets and liabilities is recognized on the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive income in the period in which the change is recognized. Valuation allowances are provided to the extent that it is more likely than not that some portion, or all, of deferred tax assets will not be realized. In determining whether a tax asset is realizable, we consider, among other things, estimates of future earnings based on information currently available, current and anticipated customers, contracts and new product introductions, as well as recent operating results and certain tax planning strategies. If we fail to achieve the future results anticipated in the calculation and valuation of net deferred tax assets, we may be required to increase the valuation allowance related to our deferred tax assets in the future.

The Company recognizes a position in its financial statements when that tax position, based solely on its technical merit, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are recognized in the first interim period in which they meet the more likely than not standard or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statutes of limitations. Derecognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

The Company has applied the mandatory exception to the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two income taxes (i.e. income taxes arising from the jurisdictional implementation of OECD’s Pillar Two Model Rules).

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Deferred transaction costs

The Company capitalizes deferred transaction costs, which primarily consist of direct and incremental legal, professional and other third-party fees relating to the Business Combination, which were capitalized as deferred transaction costs within prepaid and other current assets on the consolidated balance sheets as of December 31, 2025, as these amounts will be assumed as part of the reverse recapitalization with CoinShares PLC. The Company has recognized a receivable of $3.8 million in deferred transaction costs at December 31, 2025.

Commitments and Contingencies

The Company is subject to loss contingencies that arise out of operations in the normal course of business. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other liabilities on the consolidated balance sheets.

Contingent liabilities are measured at the Company’s best estimate of the expenditure required to settle the obligation as of the end of the reporting period. If there is no best estimate, an amount is recorded for the lowest amount of the range of potential outcomes. Refer to Note 19, Commitments and Contingencies, for more information.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to income tax disclosures, which enhances the disclosure requirements for the income tax rate reconciliation, domestic and foreign income taxes paid, requiring disclosure of disaggregated income taxes paid by jurisdiction, unrecognized tax benefits, and modifies other income tax-related disclosures. As an EGC, the Company has elected to adopt the standard based on the effective date applicable to non-public business entities. Accordingly, the standard is effective for the Company for the annual period beginning after December 15, 2025, and may be applied on a prospective or retrospective basis. The Company is currently evaluating the impact of this update within the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which as amended by subsequent ASUs on the topic requires public business entities to disclose, for interim and annual reporting periods, additional information about certain income statement expense categories. The standard is effective for the Company for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted, and the standard is to be applied either prospectively or by a retrospective transition approach. The Company is currently evaluating the impact that the updated standard will have on the Company’s disclosures within the consolidated financial statements.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (VIE). This standard clarifies the guidance in determining the accounting acquirer in a business combination effected primarily by exchanging equity interests when the acquiree is a VIE that meets the definition of a business. The standard is effective for the Company for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted, and the standard is to be applied prospectively to acquisitions after the adoption date. The Company is currently evaluating the impact of this update and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard allows entities to apply a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers. The standard is effective for the Company for fiscal year beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted, and the standard is to be applied prospectively. The Company is currently evaluating the impact of this update and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270)—Narrow-Scope Improvements. The ASU clarifies the scope of interim reporting guidance, reorganizes disclosure requirements for ease of navigation, and introduces a principle requiring disclosure of material events occurring after the last annual reporting period but before interim financial statements are issued. The ASU does not create new disclosure requirements but improves clarity and consistency in presentation. As an EGC, the Company has elected to adopt the standard based on the effective date applicable to non-public business entities. Accordingly, the standard is effective for interim periods within fiscal years beginning after December 15, 2028. Early adoption is permitted. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

3. Operating segment information

The Group’s operating segments are the components of the business for which discrete financial information is regularly provided to and reviewed by the Chief Executive Officer, the Group’s CODM. Substantially all of the Group’s revenues are generated in its country of domicile, and revenues from foreign jurisdictions are not material for the periods presented. Accordingly, revenues are not presented by geographic jurisdiction. Based on this internal reporting structure, the Group has identified the following operating segments: Asset Management and Capital Markets. Management organizes the business around these two segments, each with its own leadership team and dedicated resources. The CODM reviews discrete financial information for each operating segment to assess performance and allocate resources. Accordingly, the Group identifies its operating segments based on this internal management reporting structure, consistent with the management-approach framework under ASC 280, Segment Reporting as amended by ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.

Beginning in 2025, the operating information provided to the CODM changed to align with the current view of the business. Consistent with ASC 280, the segment disclosures are presented on a basis consistent with the information received by the CODM for the current period.

The CODM does not receive segment-level balance sheet information; therefore, segment assets are not disclosed.

Asset Management

The Asset Management segment comprises the Group’s regulated digital-asset investment products, including its suite of ETPs and exchange-traded funds (“ETFs”) that provide investors with exchange-listed exposure to cryptocurrencies and blockchain-related themes.

Capital Markets

The Capital Markets segment is the Group’s trading, liquidity, and balance-sheet deployment engine, focused on proprietary trading and arbitrage, staking and lending of digital assets, treasury/liquidity management, and other yield- and spread-generating activities that support the broader platform. These operations facilitate product creation/redemption flows, manage the deployment of digital assets to earn yield, and execute the operational and risk-management flows necessary to maintain liquidity across the business.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

The measure of profitability that the CODM uses to assess segment performance and allocate resources is segment EBITDA. Segment EBITDA excludes share-based compensation, depreciation and amortization, interest income, interest expense, gain/(loss) on treasury digital assets, fair value gain/loss on investments, impairment of equity method investments, ETP pricing differentials, income from the sale of an FTX claim and unallocated costs. The Group’s segment EBITDA was reconciled to income before income taxes, and it is presented in the tables below. In evaluating segment results, the CODM is regularly provided with information on the following significant expense categories at the segment level: cost of revenue, salaries and employee benefits, professional fees, marketing expenses, and technology expenses

The following is an analysis of the Group’s results by reportable segment for the year ended December 31, 2025.

	Asset Management	Capital Markets	Unallocated(1)	Total
Revenue	$126,371	$39,306	$—	$165,677

Gains/(losses) from operations
(Loss)/gain on digital assets and digital asset ETPs	(1,009,065)	31,038	(4,746)	(982,773)
Gain on certificate liabilities	802,747	(4,584)	4,584	802,747
Other operating gains	206,318	5,698	(17)	211,999
Total gains/(losses) from operations	—	32,152	(179)	31,973

Total revenues, gains/(losses) from operations (2)	$126,371	$71,458	$(179)	$197,650

Operating expenses (3)
Cost of revenue (excluding depreciation and amortization)	(15,434)	(4,755)	—	(20,189)
Salaries and employee benefits	(6,859)	(5,602)	(7,060)	(19,521)
Professional fees	(2,254)	(1,989)	(5,627)	(9,870)
Marketing expenses	(2,637)	(15)	(2,639)	(5,291)
Technology expense	(1,089)	(907)	(2,478)	(4,474)
Allowance for credit losses	—	1,142	—	1,142
Other general and administrative expenses	(1,873)	(1,665)	(2,936)	(6,474)
XBT/ETP Pricing differential (4)	—	—	(1,633)	(1,633)
Segment EBITDA	$96,225	$57,667	$(22,373)	$131,340

Share based compensation	—	—	(2,839)	(2,839)
Depreciation and amortization	(2,188)	(474)	(481)	(3,143)
Interest income	598	598	597	1,793
Interest expense	(2,601)	(2,601)	(2,602)	(7,804)
Loss on treasury digital assets	—	—	(4,685)	(4,685)
Fair value loss on investments	—	—	(1,574)	(1,574)
XBT/ETP Pricing differential	—	—	1,633	1,633
Income/(loss) before income taxes	$92,034	$55,190	$(32,503)	$114,721

(1)	Unallocated represents other business activities and unallocated corporate expenses managed at the Group level. Accordingly, these expenses are not allocated to the Group’s segments.

(2)	The revenue segment measure that is provided to the CODM is the total of revenue and gains/(losses) from operations.

(3)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(4)	Represents the impact of valuation differences between certain financial instruments and their underlying digital asset exposures. XBT certificates and certain third-party ETPs are measured using observable market prices, which may trade at a discount or premium to the value of the underlying digital assets held for hedging. These differences result in unrealized gains or losses that are driven by market spreads.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

The following is an analysis of the Group’s results by reportable segment for the year ended December 31, 2024.

	Asset Management	Capital Markets	Unallocated(1)	Total
Revenue	$111,691	$43,849	$—	$155,540

Gains/(losses) from operations
Gain on digital assets and digital asset ETPs	2,891,150	37,663	4,597	2,933,410
Loss on certificate liabilities	(2,910,985)	(14,588)	14,588	(2,910,985)
Other operating gain	19,835	(1)	1	19,835
Total gains/(losses) from operations	—	23,074	19,186	42,260

Total revenues, gains/(losses) from operations (2)	$111,691	$66,923	$19,186	$197,800

Operating expenses (3)
Cost of revenue (excluding depreciation and amortization)	(9,621)	(5,507)	(81)	(15,209)
Salaries and employee benefits	(3,016)	(3,195)	(15,526)	(21,737)
Professional fees	(1,310)	(66)	(3,279)	(4,655)
Marketing expenses	(3,593)	(70)	(1,808)	(5,471)
Technology expense	—	—	(2,738)	(2,738)
Allowance for credit losses	—	(1,902)	—	(1,902)
Other general and administrative expenses	(753)	(1,372)	(3,561)	(5,686)
XBT/ETP Pricing differential (4)	—	—	(15,760)	(15,760)
Segment EBITDA	$93,398	$54,811	$(23,567)	$124,642

Share based compensation	—	—	(12,369)	(12,369)
Depreciation and amortization	—	—	(3,022)	(3,022)
Income from sale of FTX claim	—	—	36,816	36,816
Interest income	—	—	8,495	8,495
Interest expense	—	—	(11,355)	(11,355)
Gain on treasury digital assets	—	—	3,493	3,493
Fair value gain on investments, net of impairment of equity method investment	—	—	923	923
XBT/ETP Pricing differential	—	—	15,760	15,760
Income before income taxes	$93,398	$54,811	$15,174	$163,383

(1)	Unallocated represents other business activities below the quantitative thresholds when determining the entity’s reportable segments and unallocated corporate expenses managed at the Group level. Accordingly, these expenses are not allocated to the Group’s segments.

(2)	The revenue segment measure that is provided to the CODM is the total of revenue and gains/(losses) from operations.

(3)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(4)	Represents the impact of valuation differences between certain financial instruments and their underlying digital asset exposures. XBT certificates and certain third-party ETPs are measured using observable market prices, which may trade at a discount or premium to the value of the underlying digital assets held for hedging. These differences result in unrealized gains or losses that are driven by market spreads.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

The following is an analysis of the Group’s results by reportable segment for the year ended December 31, 2023.

	Asset Management	Capital Markets	Unallocated(1)	Total
Revenue	$53,709	$34,002	$—	$87,711

Gains/(losses) from operations
Gain on digital assets and digital asset ETPs	1,731,831	7,367	5,605	1,744,803
Loss on certificate liabilities	(1,703,465)	341	(341)	(1,703,465)
Other operating loss	(28,366)	(422)	422	(28,366)
Total gains/(losses) from operations	—	7,286	5,686	12,972

Total revenues, gains/(losses) from operations (2)	$53,709	$41,288	$5,686	$100,683

Operating expenses (3)
Cost of revenue (excluding depreciation and amortization)	(3,994)	(2,803)	(295)	(7,092)
Salaries and employee benefits	(1,952)	(2,889)	(8,475)	(13,316)
Professional fees	(1,230)	(772)	(2,495)	(4,497)
Marketing expenses	(1,716)	—	(1,503)	(3,219)
Technology expense	—	—	(2,404)	(2,404)
Other general and administrative expenses (4)	(449)	(666)	(2,513)	(3,628)
XBT/ETP Pricing differential	—	—	(2,234)	(2,234)
Segment EBITDA	$44,368	$34,158	$(14,233)	$64,293

Share based compensation	—	—	(1,261)	(1,261)
Depreciation and amortization	—	—	(3,993)	(3,993)
Interest income	—	—	7,975	7,975
Interest expense	—	—	(8,510)	(8,510)
Fair value gain on investments, net of impairment of equity method investment	—	—	15,732	15,732
XBT/ETP Pricing differential	—	—	2,234	2,234
Income/(loss) before income taxes	$44,368	$34,158	$(2,056)	$76,470

(1)	Unallocated represents other business activities below the quantitative thresholds when determining the entity’s reportable segments and unallocated corporate expenses managed at the Group level. Accordingly, these expenses are not allocated to the Group’s segments.
(2)	The revenue segment measure that is provided to the CODM is the total of revenue and gains/(losses) from operations.
(3)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(4)	Other segment items for each reportable segment include regulatory expenses, entertainment expenses, travel, and hotel expenses.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

4. Revenue

The Group’s revenue consists of the following:

	For the Years Ended December 31,
	2025	2024	2023

Management fees	$126,371	$111,691	$53,709
Staking revenue	21,901	29,449	24,692
Lending book interest	10,684	9,397	2,390
Other revenue	6,721	5,003	6,920
Total Revenue	$165,677	$155,540	$87,711

Management fees

The Group’s management fees consist of the following:

	For the Years Ended December 31,
	2025	2024	2023

CoinShares XBT Provider AB	$92,647	$85,814	$48,389
CoinShares Physical	27,676	21,363	3,373
Block Index	3,281	2,215	1,787
CoinShares Valkyrie	2,763	2,137	—
Other	4	162	160
Total Management Fees	$126,371	$111,691	$53,709

Management fees derived from CoinShares XBT Provider AB are denominated in fiat but remain held in digital assets until redemption and are therefore non-cash impacting upon recognition (see Note 2). Management fees derived from CoinShares Physical are denominated in digital assets and, although liquidated to cash on a monthly basis, are also non-cash impacting upon recognition. For the years ended December 31, 2025, 2024, and 2023, $120.3 million, $107.2 million, and $51.8 million, respectively, is therefore classified as digital assets revenue within the consolidated statements of cash flows.

Staking revenue, Lending book interest, and other revenue

	For the Years Ended December 31,
	2025	2024	2023

Staking revenue	$21,901	$29,449	$24,692
Lending book interest	10,684	9,397	2,390
Other revenue:
Other digital asset income	3	1,310	3,152
Other operating income	2,481	2,066	1,928
Fee rebates	4,237	1,627	1,840
Total other revenue	$6,721	$5,003	$6,920

Staking revenue, lending book interest, other digital asset income and a portion of fee rebates are received in digital assets and therefore non-cash impacting. All staking revenue and lending book interest is non-cash and is described as such in the consolidated statement of cash flows. For the years ended December 31, 2025, 2024, and 2023, the Group classified non-cash revenue for staking, lending book interest, and other digital asset income in the amounts of $36.8 million, $41.6 million and $31.1 million, respectively, in digital assets revenue within the consolidated statements of cash flows.

5. Other operating gains/(losses)

The other operating gains/(losses) consist of the following:

	For the Years Ended December 31,
(in thousands)	2025	2024	2023
Gain on digital asset payables/receivables	$48,533	$160,886	$51,363
Gain/(loss) on derivatives	152,183	(148,689)	(83,826)
Gain of foreign exchange	11,529	6,942	3,935
(Loss)/gain on other operating activities	(246)	696	162
Total other operating gains/(losses)	$211,999	$19,835	$(28,366)

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

6. Income taxes

The components of income before income taxes are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Domestic (Jersey)	$114,833	$164,266	$69,856
Foreign	(112)	(883)	6,614
Income before income taxes	$114,721	$163,383	$76,470

Current income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes relate to differences between the basis of assets and liabilities for financial and income tax reporting which will be either taxable or deductible when the assets or liabilities are recovered or settled.

The income tax expense is summarized as follows:

	For the Years Ended December 31,
	2025	2024	2023
Current Provision
Domestic	$377	$(6)	$61
Foreign	72	941	654
Total Current Provision	449	935	715

Deferred Provision
Domestic	—	—	—
Foreign	—	—	—
Total Deferred Provision	—	—	—

Total Provision for Income Taxes	$449	$935	$715

A reconciliation of the statutory income tax expense to the Company’s actual tax expense for the years ended December 31, 2025, 2024, and 2023 are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Statutory Income Tax expense	$—	$—	$—
Non-deductible Expenses	833	85	38
Non-taxable Income	(379)	(23)	(284)
Fixed Asset Capital Allowances	(3)	(27)	(19)
Other Differences	26	(480)	192
Difference in foreign tax rates	(291)	(48)	201
Change in Valuation Allowance	916	1,428	587
Tax Credits	(653)	—	—
Other	—	—	—

Tax Expense	$449	$935	$715

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

The components of the deferred income tax assets (liabilities) are as follows:

	As of December 31,
	2025	2024
Deferred Tax Assets:
Unrealized Gains/Losses	$58	$298
Lease Liability	499	748
Net operating losses	3,667	2,618

Deferred Tax Assets	4,224	3,664
Less: Valuation allowance	(3,557)	(2,640)
Total Deferred Tax Assets	667	1,024

Deferred Tax Liabilities:
ROU Asset	(461)	(682)
Depreciation & Amortization	(67)	(46)
Unrealized Gains/Losses	(139)	(296)
Other
Total Deferred Tax Liabilities	(667)	(1,024)

Total Deferred Tax Assets/(Liabilities)	$—	$—

The Group is domiciled in Jersey, which is generally subject to a 0% corporate tax rate. However, one subsidiary is designated as a Jersey financial services company that is subject to a 10% corporate tax rate on taxable earnings.

The applicable tax rate in the U.K. was amended from 19% to 25% on April 1, 2023.

The Group has foreign net operating loss (“NOLs”) carry forwards of approximately $17,000 and $12,500 as of December 31, 2025 and 2024, respectively. US losses have an indefinite carryforward period but are subject to 80% deduction limitation based upon pre-NOL deduction taxable income. In jurisdictions outside of the US there are no material net operating loss carryforwards.

The utilization of the Group’s US net operating loss carryforwards could be subject to annual limitations under Section 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), and similar state tax provisions, due to ownership change limitations that may have occurred previously or that could occur in the future. These ownership changes limit the amount of net operating loss carryforwards and other deferred tax assets that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 and 383 of the Code, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percent points over a three-year period. The Group has not completed an analysis of an ownership change under Section 382 of the Code. To the extent that a study is completed, and an ownership change is deemed to occur, the Group’s net operating losses and tax credits could be limited.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has determined that a full valuation allowance on deferred tax assets net of deferred tax liabilities is required as of December 31, 2025, 2024, and 2023.

The Group performed a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by GAAP. In this regard, an uncertain tax position represents the Group’s expected treatment of a tax position taken in a filed tax return or planned to be taken in a future tax return that has not been reflected in measuring income tax expense for financial reporting purposes.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

As of and for the years ended December 31, 2025, 2024, and 2023, the Group has not recorded any unrecognized tax benefits.

Penalties and tax-related interest expense, of which there were no material amounts for the years ended December 31, 2025, 2024, and 2023, are reported as a component of income tax expense (benefit).

The Group files income tax returns in several jurisdictions. The Group is subject to various statute of limitations of periods based on the jurisdiction in which tax returns are filed. Generally, the statute of limitations for Jersey, UK, France, United States, Switzerland and Sweden are two, two, three, three, five and six years, respectively.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Group does not anticipate that the bill will have a material impact on the financial statements.

7. Digital assets and digital asset ETPs

Digital Assets

The following table summarizes digital assets held by the Group for operations:

	As of December 31,
	2025			2024
(in thousands), except units	Units	Cost Basis	Fair Value	Units	Cost Basis	Fair Value
Bitcoin	24,357	$2,438,104	$2,132,819	25,332	$1,264,453	$2,370,555
Ethereum	359,966	1,190,456	1,069,940	411,634	1,062,584	1,373,680
Solana	2,951,168	588,725	367,985	1,894,767	224,674	359,936
XRP	129,750,947	318,238	238,776	70,009,634	62,004	145,858
Other digital assets (1)(2)	Not meaningful	276,915	165,193	Not meaningful	140,900	216,649
Total digital assets		$4,812,438	$3,974,713		$2,754,615	$4,466,678

(1)	Includes various other digital asset balances, none of which individually represented a material amount of the fair value of total digital assets.
(2)	Excludes various stablecoins held with a total fair value of $8.2 million and $5.1 million as of December 31, 2025 and 2024, respectively, which are reflected within digital asset receivables in the consolidated balance sheets.

The following table summarizes digital assets held by the Group for treasury purposes:

	As of December 31,
	2025			2024
(in thousands), except units	Units	Cost Basis	Fair Value	Units	Cost Basis	Fair Value
Bitcoin	235	$22,790	$20,546	163	$8,894	$15,249
Ethereum	2,596	8,421	7,717	—	—	—
Solana	40,910	8,025	5,091	—	—	—
Total digital assets		$39,236	$33,354		$8,894	$15,249

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

The following table provides a reconciliation of digital assets, presented in the aggregate of both digital assets held by the Group for operations and digital assets held by the Group for treasury purposes:

	For the Years Ended December 31,
	2025	2024
Beginning balance (at fair value)	$4,481,927	$2,992,707
Additions (1)	5,922,415	5,543,986
Dispositions (2)	(5,689,089)	(6,437,643)
Gains (3)	68,611	2,434,909
Losses (3)	(961,455)	(10,008)
Translation of foreign currency denominated holdings	185,658	(42,024)
Ending balance (at fair value)	$4,008,067	$4,481,927

(1)	Additions represent purchases of, staking rewards earned on, loan redemptions in, and lending book interest received in, digital assets.
(2)	Dispositions represent the sales of, and loans of, digital assets.
(3)

For the years ended December 31, 2025 and 2024, the Group recognized cumulative realized gains from dispositions of digital assets of $127.7 million and $633.4 million, respectively, and cumulative realized losses from dispositions of digital assets of $196.4 million and $6.5 million, respectively.

Certain digital assets previously held by the Group were subject to sale restrictions through lock-up schedules. These digital assets were subject to sales restrictions for a period of four years, which ended in April 2025. The fair value of the digital assets held by the Group that were subject to sales restrictions was $4.1 million as of December 31, 2024. There were no digital assets subject to sales restrictions as of December 31, 2025.

Digital Asset ETPs

The table below shows a reconciliation between the opening and closing position of the Group’s digital asset ETPs and fund holdings.

	For the Years Ended December 31,
	2025	2024
Opening position	$1,190,998	$267,063

Net additions and transfers	886,324	1,061,833
Net disposals and transfers	(837,283)	(649,593)
Net movement	49,041	412,240
Realized (loss)/gain	(6,316)	52,233
Unrealized (loss)/gain	(88,293)	459,771
Net (loss)/gain	(94,609)	512,004
Exchange differences	(2)	(309)
Closing position	$1,145,428	$1,190,998

These holdings are used to provide exposure to digital assets and are held as part of the Group’s collateral management obligations. Of this balance, $136.0 million and $145.8 million as of December 31, 2025 and 2024, respectively, is held as collateral with Reyl Bank (see Note 12) in respect of a loan facility. While the majority of the loan balance is non-current, repayment can be made at the discretion of the Group and the collateral recalled, hence its classification as a current asset.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

8. Certificate liabilities

The certificate liabilities of the Group comprise those arising from the issuance of the CoinShares XBT Provider, CoinShares Physical, and CoinShares XBTP Physical ETPs.

XBT Provider certificate liabilities are cash-settled instruments under which investors receive, upon redemption, a cash amount linked to the value of the referenced digital asset, net of applicable fees.

CoinShares Physical ETPs provide exposure to specified digital assets and are settled by delivery of the referenced digital asset upon redemption.

The certificates do not bear contractual interest. Investor returns are determined primarily by reference to the performance of the underlying digital asset, subject to applicable management fees. The certificates are generally open-ended and may be redeemed at the election of the holder in accordance with the applicable product terms.

The fair value of the certificate liabilities is primarily driven by (i) the market price of the referenced digital asset and (ii) the number of certificates outstanding. To economically hedge its exposure, the Group holds corresponding digital assets in respect of the issued certificates.

	As of December 31,
	2025	2024
CoinShares XBT Provider
CoinShares XBTP - Bitcoin	$1,768,572	$2,675,425
CoinShares XBTP - Ethereum	696,435	1,020,112
Total XBT Certificate Liabilities	$2,465,007	$3,695,537

CoinShares Physical
CoinShares Physical - Bitcoin	$1,222,197	$773,007
CoinShares Physical - Staked Ethereum	291,152	278,318
CoinShares Physical - Staked Solana	189,058	127,568
CoinShares Physical - XRP	226,084	144,313
CoinShares Physical - Other	112,663	130,737
Total CS Physical certificate liabilities	$2,041,154	$1,453,943

CoinShares XBT Provider Physical
CS XBTP Physical Staked Solana	$613	$—
CS XBTP Physical Other	666	—
Total XBT CS Physical Certificate Liabilities	$1,279	$—

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Breakdown of certificate type by number and value:

(in thousands, except number of certificates)	As of December 31,
	Number of certificates		Dollars
Certificate type	2025	2024	2025	2024
Bitcoin Tracker One	2,249,885	2,713,492	$885,201	$1,200,872
Bitcoin Tracker Euro	225,032	332,913	883,371	1,474,552
Ether Tracker One	10,353,931	12,287,008	265,659	370,577
Ether Tracker Euro	1,677,905	2,119,967	430,776	649,535
CoinShares Bitcoin ETP	14,488,307	8,555,086	1,222,197	773,007
CoinShares Ethereum Staking ETP	3,251,673	2,803,190	291,152	278,318
CoinShares Litecoin ETP	698,920	607,000	9,992	11,839
CoinShares XRP ETP	3,298,284	1,831,780	226,083	144,312
CoinShares Polkadot Staking ETP	2,775,000	1,698,100	6,010	12,997
CoinShares Tezos Staking ETP	3,760,900	839,000	10,909	5,878
CoinShares Solana Staking ETP	13,560,223	6,181,100	189,058	127,568
CoinShares Chainlink ETP	13,483,400	8,021,000	15,577	15,433
CoinShares Uniswap ETP	8,387,500	6,190,000	4,483	7,873
CoinShares Cardano Staking ETP	47,690,625	34,472,500	17,354	31,182
CoinShares Cosmos Staking ETP	1,630,500	694,500	1,864	2,433
CoinShares Polygon Staking ETP	3,101,500	1,443,500	3,497	7,131
CoinShares Algorand Staking ETP	7,794,700	5,026,000	9,225	17,703
CoinShares SEI Staking ETP	1,985,000	—	2,227	—
CoinShares TON Staking ETP	110,000	—	91	—
CoinShares Physical Top 10 Crypto Market	332,600	114,000	10,037	3,786
CoinShares Physical Smart Contract Platform	119,000	121,000	2,412	3,343
CoinShares Finanzen.net Top 10 Crypto ETP	1,394,500	730,000	18,986	11,141
CoinShares XBTP Physical Litecoin	20,000	—	108	—
CoinShares XBTP Physical XRP	63,000	—	232	—
CoinShares XBTP Physical Chainlink	30,000	—	129	—
CoinShares XBTP Physical Uniswap	5,000	—	29	—
CoinShares XBTP Physical Staked Cardano	23,000	—	56	—
CoinShares XBTP Physical Staked Polkadot	60,000	—	112	—
CoinShares XBTP Physical Staked Solana	160,000	—	613	—
Total certificates	142,730,385	96,781,136	$4,507,440	$5,149,480

Reconciliation of certificates

	For the year ended December 31,
	2025	2024
Opening position	$5,149,480	$2,948,821
Movement from net redemption of XBT Certificate Liabilities	(971,063)	(766,319)
Movement from net issuance of XBT CS Physical Certificate Liabilities	1,859	—
Movement from net issuance of CS Physical Certificate Liabilities	1,101,229	165,188
Management fee, net	(87,830)	(83,109)
(Gain)/loss on certificate liabilities	(802,747)	2,910,985
Translation of foreign currency denominated holdings	116,512	(26,086)
Closing position	$4,507,440	$5,149,480

Issuances in relation to CoinShares Physical certificates result in the receipt of digital assets, not cash, and therefore do not impact changes in operating activities within the consolidated statements of cash flows. Management fee is net of the increase in the coin entitlement arising from the staking proceeds owed to CS Physical noteholders for staked products.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

9. Investments

Net gain / (loss) on investments included in Gains / (losses) from operations in the Group’s consolidated statements of operations and comprehensive income consists of the following:

●	Net realized gains related to sale or disposal of investments were $0.1 million, $2.7 million, and $1.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.

●	Net unrealized (loss)/gain related to investments were $(1.7) million, $(1.7) million, and $14.7 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Investments at Measurement Alternative

The following table presents investments for which the measurement alternative has been elected. These investments have been valued at cost less impairment and where applicable at observable transaction prices based on orderly transactions for the identical or similar investments of the same issuer.

		Increases (Decreases) in Carrying Value
	Carrying Value	Period to date	Cumulative
December 31, 2025	$17,868	$(891)	$13,068
December 31, 2024	$18,759	$—	$13,959
December 31, 2023	$18,759	$11,590	$13,959

During the years ended December 31, 2025 and 2024, the investees participated in certain arm’s-length transactions with unrelated market participants. Each of these transactions has provided observable inputs that the Group has considered in determining fair value at each reporting date. These cumulative market-based data points have resulted in periodic increases and decreases in the carrying value of the investment over time, consistent with changes in market conditions, investor demand, and the investee’s operating performance.

10. Derivatives

The Group’s derivative balance as of December 31, 2025 and 2024 were primarily put features linked to the change in the fair value of digital assets embedded within the XBT CS Physical Certificate Liabilities and CS Physical Certificate Liabilities. See Note 8 for additional information about XBT CS Physical Certificate Liabilities and CS Physical Certificate Liabilities. No derivatives are designated as hedges.

The following table summarizes information on derivative instruments by their location in the Consolidated Balance Sheets:

	Derivative Assets		Derivative Liabilities
	Consolidated Balance Sheets Location	Fair Value	Consolidated Balance Sheets Location	Fair value
Instrument:	December 31, 2025
Digital asset perpetuals and futures (DA settled)	Digital asset receivables	$30,124	Digital asset payables	$9
Digital asset futures (cash settled)	Prepaids and other current assets	395		—
OTC liabilities		—	Digital asset payables	13,291
CS Physical Certificate Liabilities		—	CS Physical Certificate Liabilities	2,041,154
XBT CS Physical Certificate Liabilities		—	XBT CS Physical Certificate Liabilities	1,279
Solana seed		—	Digital asset payables	155,074
Total		$30,519		$2,210,807

	December 31, 2024
Digital asset perpetuals and futures (DA settled)	Digital asset receivables	$2,129	Digital asset payables	$509
Digital asset futures (cash settled)		—	Trade and other payables	361
OTC liabilities		—	Digital asset payables	16,988
CS Physical Certificate Liabilities		—	CS Physical Certificate Liabilities	1,453,943
Solana seed		—	Digital asset payables	224,208
Total		$2,129		$1,696,009

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

The impacts of gains/(losses) on derivative instruments recognized in the Consolidated Statements of Operations and Comprehensive Income were as follows:

		For the years ended December 31,
Instrument:	Consolidated Statements of Operations and Comprehensive Income Location	2025	2024	2023
Digital asset perpetuals and futures (DA settled)	Other operating gains/(losses)	$62,506	$18,689	$4,026
Cash-settled derivatives	Other operating gains/(losses)	(11,937)	(54,473)	21,294
OTC liabilities	Other operating gains/(losses)	6,030	(5,082)	(11,459)
CS Physical Certificate Liabilities and XBT CS Physical Certificate Liabilities	Gain/(loss) on certificate liabilities	635,929	(708,451)	(224,824)
Solana seed	Other operating gains/(losses)	95,644	(107,823)	(97,687)
Total		$788,172	$(857,140)	$(308,650)

11. Fair Value

Recurring Fair Value Measurements

Please see below detail for the Group’s investments measured on a recurring basis at fair value:

	January 1, 2024	Additions	(Disposals)	Investment Gain/(Loss)	Transfers between levels	December 31, 2024
Level 1 Investments	$1	$—	$—	$—	$—	$1
Level 2 Investments	—	—	—	—	—	—
Level 3 Investments	6,297	843	(6,232)	670	—	1,578
Total investments held at fair value	6,298	843	(6,232)	670	—	1,579
Associates	74	—	—	(74)	—	—
Total investments valued using the equity method	74	—	—	(74)	—	—
Total investments	$6,372	$843	$(6,232)	$596	$—	$1,579

	January 1, 2025	Additions	(Disposals)	Investment Gain/(Loss)	Transfers between levels	December 31, 2025
Level 1 Investments	$1	$—	$—	$2	$—	$3
Level 2 Investments	—	—	—	—	—	—
Level 3 Investments	1,578	165	(78)	(686)	—	979
Total investments held at fair value	1,579	165	(78)	(684)	—	982
Associates	—	—	—	—	—	—
Total investments valued using the equity method	—	—	—	—	—	—
Total investments	$1,579	$165	$(78)	$(684)	$—	$982

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Please see below for additional items measured on a recurring basis at fair value.

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Digital assets - held for operations	$3,974,713	$—	$—	$3,974,713
Digital assets - held as treasury	33,354	—	—	33,354
Digital asset ETPs	—	1,145,428	—	1,145,428
Digital asset receivables, net	—	108,517	—	108,517
Prepaid and other current assets – cash settled digital asset futures (i)	395	—	—	395
Total	$4,008,462	$1,253,945	$—	$5,262,407

Liabilities
XBT Certificate Liabilities	$2,465,007	$—	$—	2,465,007
XBT CS Physical Certificate Liabilities	1,279	—	—	1,279
CS Physical Certificate Liabilities	2,041,154	—	—	2,041,154
Digital asset payables	168,374	—	—	168,374
Total	$4,675,814	$—	$—	$4,675,814

(i)	Represents the value of cash settled digital asset futures.

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Digital assets - held for operations	$4,466,678	$—	$—	$4,466,678
Digital assets - held as treasury	11,177	4,072	—	15,249
Digital asset ETPs	—	1,190,998	—	1,190,998
Digital asset receivables, net	—	205,892	—	205,892
Total	$4,477,855	$1,400,962	$—	$5,878,817

Liabilities
XBT Certificate Liabilities	$3,695,537	$—	$—	3,695,537
CS Physical Certificate Liabilities	1,453,943	—	—	1,453,943
Digital asset payables	241,705	—	—	241,705
Trade and other payables – cash settled digital asset futures	361			361
Total	$5,391,546	$—	$—	$5,391,546

The net realized and unrealized gains and losses on digital assets and digital asset ETPs for the years ended December 31, 2025, 2024, and 2023 were a $982.8 million loss, a $2,933.4 million gain, and a $1,744.8 million gain, respectively. The gains/losses on XBT Certificate Liabilities, XBT CS Physical Certificate Liabilities, and CS Physical Certificate Liabilities for the years ended December 31, 2025, 2024 and 2023 were a $802.7 million gain, a $2,911.0 million loss, and a $1,703.5 million loss. Refer to Note 10 for more information on the net derivative gain (losses) from the digital assets perpetual contracts and futures contracts.

12. Debt

The Group has a loan balance to Reyl Bank of $28.1 million, $24.7 million, and $29.5 million plus accrued interest of $57 thousand, $32 thousand, and $51 thousand, as of December 31, 2025, 2024, and 2023, respectively. The loan bears interest at a variable rate equal to the Swiss Average Rate Overnight (“SARON”) 1- to 3-month rate, subject to a 0% floor, plus a credit margin of 2.25% per annum and a minimum liquidity-provision cost of 0.20% per annum, which may be adjusted by the Bank depending on market conditions. Interest is payable at the end of each quarterly interest period and debited directly from the Group’s account. Overdue amounts accrue interest at a rate equal to the SARON base rate (subject to the same 0% floor) plus 3.50% per annum until repayment. The effective interest rate on the outstanding loan during the years ended December 31, 2025, 2024, and 2023 was 2.4%, 2.9%, and 4.2%, respectively. For the years ended December 31, 2025, 2024, and 2023, interest expense on the Reyl Loan was $0.7 million. $0.7 million, $0.7 million, respectively, and is recorded within interest expenses in the Group’s consolidated statements of operations and comprehensive income.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

The ultimate maturity date of the loan is March 10, 2027. The balance of the loan outstanding that is classified as current is $3.2 million, inclusive of $29 thousand of accrued interest, and $0 as of December 31, 2025 and 2024, respectively, representing contractual principal payments due within twelve months of each reporting date.

The loan is secured by a pledge over assets held by the Group at Reyl Bank, including publicly traded ETP certificates. These assets had a market value of $136.0 million and $145.8 million as of December 31, 2025 and 2024, respectively. A portion of these assets will remain pledged with Reyl Bank until the loan is fully settled. The pledge provides the Bank priority over the collateral in the event of default.

The loan had an initial term of twelve months from the disbursement date and automatically renews for successive twelve-month periods up to five years from the original disbursement date unless either party provides at least three months’ prior written notice. The facility is structured on an in-fine basis and is subject to repayments in the amount of 10% of the outstanding loan balance per year, beginning after a two-year grace period, with the remaining balance being repaid in full at maturity. Required amortization may be satisfied by depositing eligible financial assets of equivalent lending value, as determined by the Bank. The borrower may also prepay the loan, in whole or in part, on each interest-period renewal date without penalty.

The agreement includes loan-to-value (“LTV”) requirements under which the lending value is set at 20%. A margin call is triggered if the LTV reaches or exceeds 30%, and the borrower must restore compliance within 48 hours through repayment or the deposit of eligible collateral. If the LTV reaches 50% or higher, the Bank may enforce the collateral immediately and may liquidate assets without judicial formalities. These provisions constitute significant covenants and could result in the acceleration of repayment if breached.

The Group paid a $27 thousand (CHF 25 thousand) application fee and was responsible for all legal, administrative, and collateral-related expenses. Based on the terms of the loan agreement, the Group must also maintain an amount equivalent to six months of interest expense in the account to support upcoming interest obligations. Events of default under the agreement include, among others, failure to maintain collateral, failure to satisfy margin-call requirements, non-payment of amounts due, breaches of undertakings or representations, insolvency-related events, adverse changes affecting the borrower’s financial condition or ownership structure, or other events that may materially affect the borrower’s ability to perform its obligations. Upon an event of default, all outstanding amounts become immediately due, and payable, and the Bank may proceed with collateral enforcement.

The Bank may assign or transfer its rights under the agreement, including for securitization purposes, whereas the borrower is not permitted to assign its rights or obligations. The loan agreement is governed by Swiss law, with exclusive jurisdiction in the courts of the Canton of Geneva, Switzerland.

As of December 31, 2025, the Group’s schedule of CHF denominated payments translated into USD is as follows:

Amount Due
2026	$3,151
2027	24,973
Total	$28,124

13. Property and equipment, net

	As of December 31,
	2025	2024
Furniture and fixtures	$1,080	$928
Office equipment	968	781
Total	2,048	1,709
Less: accumulated depreciation	(1,682)	(1,421)
Property and equipment, net	$366	$288

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

For the years ended December 31, 2025, 2024, and 2023, depreciation expense of property and equipment was $0.2 million, $0.3 million, and $0.3 million, respectively, and is included in depreciation and amortization on the consolidated statements of operations and comprehensive income.

14. Leases

The Group has operating leases for corporate offices. These leases have remaining terms ranging from one to six years. Certain leases include options to extend or terminate the lease, but such options are not included in the determination of lease terms because the Group is not reasonably certain to exercise those options.

The following table summarizes the Group’s lease cost included within other general and administrative expenses in the consolidated statements of operations and comprehensive income:

	For the Year Ended December 31,
	2025	2024	2023
Operating lease expense	$1,100	$838	$1,273
Short-term lease expense	—	190	38
Total lease cost	$1,100	$1,028	$1,311

Supplemental information related to operating leases is summarized below:

	For the Year Ended December 31,
	2025	2024	2023
Operating cash flows for operating leases	$(1,352)	$(928)	$(887)
Supplemental non-cash amounts of lease liabilities arising from obtaining right of use assets	$—	$—	$—

	As of December 31,
	2025	2024	2023
Weighted average remaining lease term (in years) - operating leases	2.47	3.87	4.86
Weighted average discount rate - operating leases	4.97%	5.29%	5.29%

	As of December 31,
	2025	2024
Assets
Operating right of use assets	$2,957	$2,885
Total lease assets	$2,957	$2,885

Liabilities
Operating lease liability, current portion	$1,347	$895
Operating lease liability, net of current portion	1,528	2,096
Total lease liability	$2,875	$2,991

The following table summarizes the maturities of lease liabilities at December 31, 2025:

Year ending December 31,	Operating Leases
2026	$1,467
2027	983
2028	565
2029	63
Total minimum lease payments	3,077
Less effects of discounting	(202)
Total operating lease liability	$2,875

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

15. Goodwill and other intangible assets, net

The Group has two reportable segments, which include Asset Management and Capital Markets. All of the Group’s goodwill is included within the Asset Management reportable segment. The following table provides a reconciliation of changes in goodwill for the years indicated:

Balance as of January 1, 2024
Goodwill	$8,167
Accumulated impairment loss	(6,968)
1,199
Additions from new business combinations (Note 18)	1,670
Currency translation adjustments	(50)
Balance as of December 31, 2024
Goodwill	9,787
Accumulated impairment loss	(6,968)
2,819
Currency translation adjustments	1
Balance as of December 31, 2025
Goodwill	9,788
Accumulated impairment loss	(6,968)
$2,820

During the years ended December 31, 2025, 2024, and 2023, there was no impairment recognized against goodwill and no measurement period adjustments.

Other intangible assets, net

The Group’s other intangible assets, net consisted of the following:

	As of December 31, 2025
(in thousands, except years)	Weighted Average Remaining Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Other Intangible Assets, Net
Fee Generating Contracts	5.50	$15,400	$(7,839)	$7,561
Software	1.85	5,194	(858)	4,336
		$20,594	$(8,697)	$11,897

	As of December 31, 2024
(in thousands, except years)	Weighted Average Remaining Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Other Intangible Assets, Net
Fee Generating Contracts	6.49	$15,393	$(7,063)	$8,330
Software	2.10	3,421	(638)	2,783
		$18,814	$(7,701)	$11,113

For the years ended December 31, 2025, 2024, and 2023, amortization expense related to intangible assets was $1.9 million, $2.0 million and $2.2 million, respectively.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

As of December 31, 2025, the expected future amortization expense for intangible assets was as follows:

Amortization Expense
2026	$2,421
2027	2,227
2028	1,981
2029	1,561
2030	1,336
Thereafter	2,371
Total expected future amortization expense	$11,897

16. Equity

Ordinary shares issued and outstanding are accounted for as equity. These shares confer on the holders the right to vote and receive dividends at the Group’s discretion. If, at the Group’s discretion, there is a return of assets; ordinary shares confer on the holders thereof the rights in respect of the assets of the Group available for distribution among the Shareholders.

During the years ended December 31, 2025, 2024 and 2023, the Group repurchased 1,385,500, 90,205 and 1,594,706 shares on the public market for a total consideration of $10.6 million, $0.3 million and $5.3 million, respectively. Repurchased shares are recorded as treasury shares and presented as a reduction of additional paid in capital, until the shares are cancelled or reissued. During the years ended December 31, 2024 and 2023, the Group announced the cancellation of all treasury shares held of 1,474,631 and 200,050, respectively, with original issuance carrying amounts of $4.2 million and $0.6 million, respectively and included net within additional paid in capital on the accompanying consolidated statement of changes in shareholders’ equity. The excess of the carrying amount of the treasury shares and the amounts removed from additional paid in capital is recorded in retained earnings.

Dividends

Dividends are recommended by the Directors, in line with the Groups’ dividend policy, and are a function of the prior year’s earnings. Movements in dividends during the period are as follows:

	For the Years Ended December 31,
	2025	2024
Dividends allocated to holders of ordinary shares
Dividend for the years ended December 31, 2025 and 2024 of $0.39 and $0.17 per fully paid share, respectively	$25,844	$11,542
Special dividend for the year ended December 31, 2024 of $0.47 per fully paid share	—	31,410
Total dividends provided for and paid	$25,844	$42,952

There were no dividends declared or paid for the year ended December 31, 2023. See also Note 24 Subsequent Events.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

17. Risk and Uncertainties

The Group invests in a portfolio of digital assets and derivatives on a non-directional risk basis to generate a return, which matches its financial obligations to certificate holders. In pursuing its investment objective, the Group invests in digital assets and has a liability exposure towards certificate holders linked to digital assets, as well as the specific operational risks to trading and holding digital assets.

The following sets out a description of the principal risks inherent in the activities of the Group along with the action taken to manage these risks.

Credit risk

Credit risk is the risk that an issuer, counterparty or exchange will be unable or unwilling to meet a commitment, obligation under a financial instrument or contract that it has entered into with the Group, leading to a financial loss, or lack of liquidity and restriction of access to the Group’s assets. The Group is exposed to credit risk due to the range of counterparties with which it is required to interact.

Certain transactions that the Group may enter into exposes it to the risk that the counterparty will not deliver the asset (purchase) or cash (sale) after the Group has fulfilled its responsibilities. The Group only transacts with brokers which have been approved by the Group as acceptable counterparties.

Staking providers

As of December 31, 2025 and 2024, a significant amount of the Group’s ETH was staked with third-party service providers. This activity brings rise to two considerations; firstly, the time it takes to exit a validator position and secondly, the reliance upon the third-party service provider to execute the staking and return the rewards.

To mitigate the first consideration, the Group actively monitors its staked assets in real-time and ensures that any exits from staked positions are closely managed. As the Group holds a long ETH position, this mitigates any liquidity risk arising as a result of long exit times, as there exists sufficient liquid ETH at custodians and/or on exchanges to ensure any liabilities can be met. The balance of immediately available (i.e. non-standard) ETH is also monitored closely at all times.

To ensure staked assets through designated providers are protected, the Group ensures appropriate due diligence is performed and through testing of their service. Additional steps have been taken to ensure that in the event of a loss of connectivity of the validators, the Group has the ability to un-stake assets independently from the involvement of the third-party service provider. All of the Company’s staked ETH is exposed to loss due to lack of performance from the third-party service provider, including from slashing penalties. Slashing penalties are a punitive mechanism built into the Ethereum network, designed to penalize validators and their delegators for misbehavior or failing to follow network rules, which could result in the loss of our staked ETH.

The Group deems there are sufficient mitigations against the key credit risks which exist when staking ETH.

Financial instruments and cash deposits

Credit risk from balances with banks, brokers and financial institutions is managed, monitored and controlled by the finance department in accordance with Group policy. Transactions that involve surplus cash inflows and outflows are only with approved counterparties and brokers within credit limits that have been agreed between the parties. The credit limits are reviewed by the compliance team and agreed upon by the Board of Directors on an annual basis. The limits are set to minimize the concentration of risks and therefore mitigate financial loss. Furthermore, regular risk reviews are performed over the use of banks and brokers to manage credit risk.

Transactions that expose the Group to the risk that the counterparty will not deliver the asset (purchase) or cash (sale) after the Group has fulfilled its responsibilities, is managed through brokers which have been approved by the Group as acceptable counterparties.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

The Group also has receivables as a result of loans. The Group only enters into loans with reputable counterparties and in the case of digital asset loans these are all recallable on demand. The Group therefore does not expect to incur material losses with these loans.

The Group undertakes transactions with counterparties that may expose it to the risk that the counterparty will not deliver from their side, for example in the cases of sales (cash), purchases (assets) or equivalent loans. The Group mitigates this by reviewing counterparties before transactions occur, and determining their acceptability, with the use of collateral were deemed necessary. In the event that such a transaction is ongoing, such assessments are regularly performed in order to safeguard assets and mitigate any risks arising in relation to recoverability.

The Group’s shares in ETPs, valued at $1,145.4 million and $1,191.0 million as of December 31, 2025 and 2024, respectively, are used to provide exposure to digital assets and are held as a part of the Group’s collateral management obligations. These ETPs are fully collateralized, and management maintains regular communications with their operators. The ETPs are regulated and audited.

Digital asset lending

The Group has receivables as a result of digital asset loans (see Note 2). Developments in the digital asset industry in recent years have resulted in an elevated level of counterparty risk. The risks associated with this type of activity is loss of assets due to the third-party counterparty not engaging in their own risk management systems, or theft through malpractice, lack of corporate governance associated with a low regulatory environment, loss due to theft from a cybersecurity breach, and lack of systems and controls.

All existing loans are governed by a single form Master Loan Agreement (“MLA”), are open term, repayable on demand (second business day after notification), and are denominated in only four digital currencies (Bitcoin, Ethereum, Solana, and XRP). As with our exchange counterparties, part of the take on process for each lending counterparty requires an initial assessment, and then subsequent ongoing monitoring. Any breaches noted which would deem the risk of lending these counterparties to fall outside of acceptable limits will result in the relationship being exited, and the assets returned inclusive of the interest accrued. We do not enter into, or continue with, relationships that we deem to carry credit risk that may impact the recoverability of any loaned assets. That being said, an inherent risk of course remains.

Operational risk

These are risks relating to losses as a result of operational matters such as having inappropriate or insufficient routines, human error, systems failures, and legal risks.

The main operational risk for the Group would be the inability to provide the contractual collateralization through either systems failures or continuity planning issues. The risk is mitigated through the use of a highly secure algorithmic trading platform hosted in the cloud to mitigate the risk of human error. The business continuity plan was tested and demonstrated that the traders can perform their work from anywhere.

The Group has controls designed to monitor transactions, and flag any possible inconsistencies in trading, acting as further mitigating factors for human error.

The risk of hacking and losing Bitcoin/Ethereum and other digital assets in digital wallets due to fraud is reduced through the majority of the digital assets being kept with regulated custodians including Komainu and Zodia. Komainu has SOC 1 Type 2 and SOC 2 Type 2 reports, the latest covering the period from December 1, 2024 to November 30, 2025. Zodia has a SOC 1 Type 2 report, the latest covering the period January 1, 2025 to September 30, 2025. Additionally, Zodia has SOC 2 Type 1 report dated March 31, 2025 with an expectation to complete their SOC 2 Type 2 by the last quarter of 2026. Management has considered the results of all reports, with no significant deficiencies noted. Both Komainu and Zodia are also ISO27001 certified. In addition to limiting exposure to fraud for the Group, storage of digital assets with Komainu and Zodia also reduces the exposure to hacking of the exchanges. The exchanges are constantly monitored, and the Group has built a net asset buffer which reduces operational risk.

The cyber risks are managed through the use of systems to prevent external attacks (firewalls, detection of possible phishing emails, encryption using secure keys, and strong physical security for example).

The regulatory environment related to digital assets is complex, evolving, and uncertain, requiring the Group to allocate resources in legal, accounting, compliance, technology, and other functions which impact the Group’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligations and restrictions on how the Group manages and/or conducts its business activities in the future.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

The Group seeks to minimize potential adverse effects of these risks on performance by employing experienced personnel; daily monitoring of the Group’s investments, digital assets and market events; and diversifying the Group’s business strategy as well as its investment portfolio within the constraints of the Group’s investment objectives.

18. Business combination

Acquisition of Valkyrie Funds LLC

On March 12, 2024, the Group exercised its option to acquire 100% of Valkyrie Funds LLC (“Valkyrie”), following the launch of Valkyrie Bitcoin Fund in January 2024 subsequent to the SEC’s approval of a Bitcoin ETF. Valkyrie is a U.S. digital asset manager’s investment advisory business specializing in actively managed cryptocurrency exchange traded funds. The acquisition was made to enhance and develop the Group’s asset management business in the U.S., with a clear focus on product innovation and market differentiation.

The details of the business combination are as follows:

Fair value of consideration transferred
Amount settled in cash	$1,023
Fair value of other consideration	266
Total consideration transferred	$1,289

Recognized amounts of identifiable net assets
Cash and cash equivalents	$27
Trade and other receivables	73
Total current assets	100

Trade and other payables	(481)
Total current liabilities	(481)

Identifiable net assets	(381)

Goodwill on acquisition	$1,670

Consideration transferred settled in cash	$1,023
Cash and cash equivalents acquired	(27)
Net cash outflow on acquisition	$996

The Group incurred transaction costs of $0.2 million associated with the acquisition of Valkyrie. These costs were expensed as incurred and recorded within other general and administrative expenses.

Goodwill recognized in the transaction represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. The goodwill totaling $1.7 million was recognized in the Asset Management segment and is primarily attributable to the expected future economic benefits arising from the acquired business, including access to the US market and the fee-generating potential of product launches within the US. The goodwill arising from the acquisition is not deductible for income tax purposes and has no impact on the Group’s current or deferred tax positions.

The Group finalized its purchase price allocation for Valkyrie during 2024, and no measurement-period adjustments were recorded during 2025. In addition, the Group evaluated goodwill associated with the Valkyrie acquisition as part of its 2025 annual impairment test and determined that no impairment had occurred. Valkyrie continued to contribute to Asset Management revenues during 2025 and is included within the Group’s Asset Management segment results.

Pending Acquisition - Bastion Asset Management Limited

On October 1, 2025, the Group announced the strategic acquisition of Bastion Asset Management Limited (“Bastion”), a London-based, UK Financial Conduct Authority (FCA) regulated crypto-focused alternative investment manager. The terms of the acquisition require certain pre-completion actions to be taken. The purchase price for the transaction is $4.5 million. As of December 31, 2025, the Group paid the total cash consideration of $4.5 million to Bastion prior to obtaining control of the business, which was recorded within prepaid and other current assets on the consolidated balance sheets. Completion deliverables include the delivery of documents and records required to transfer ownership of Bastion to CoinShares. Completion is expected to occur during the second half of 2026 pending approval by the FCA.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

19. Commitments and contingencies

Guarantee

The Group has issued a guarantee in respect of tracker certificates issued by CoinShares XBT Provider.

The obligations arising on CoinShares XBT Provider from the certificates are managed by CSCM, which collateralizes the exposure of these liabilities.

CSCM has procured a collateral to cover the obligations of CoinShares XBT Provider to the certificate holders by having an identical exposure in digital assets under the terms of the collateral management agreement. At December 31, 2025 and 2024, CSCM recorded a net equity position of $425.0 million and $337.6 million, respectively.

The guarantee could be called in the case of extreme events, such as an operational error, hacking, or fraud impacting the collateral provided by CSCM which results in CSCM’s net equity being insufficient to settle CoinShares XBT Provider’s obligations. In the opinion of the directors, there are sufficient controls and processes in place to mitigate such a risk by; (i) holding a float of digital assets at the exchanges which is monitored by the trading team to ensure there is a sufficient balance to deal with any redemption requests, (ii) using controls designed to monitor unusual transactions to mitigate factors for human error, (iii) CSCM’s automatic trading system is designed so that exposure to changes in prices of digital assets are matched by changes in value of the obligations towards CoinShares XBT Provider, (iv) limiting exposure to currency risk by using US$ as the functional currency and hedging foreign currency exposures by regularly monitoring all foreign currency denominated assets and liabilities, (v) storing the majority of digital assets offline with an institutional custody service and (vi) using a secure algorithmic trading platform hosted on the cloud.

As a result of the controls and processes in place, the Group considers that the risk of the guarantee being called on is very remote.

Business Combination Agreement

Pursuant to the Business Combination Agreement, if the unpaid expenses of the SPAC exceeds $4.0 million, Holdco shall cause the SPAC’s sponsor to, on the closing date of the Business Combination, either (i) pay SPAC transaction expenses in excess of $4.0 million in cash at closing, or (ii) irrevocably forfeit and surrender to Holdco for no consideration a number of Holdco Ordinary Shares equal to the quotient of (x) the amount of the SPAC transaction expenses in excess of $4.0 million divided by (y) $10.00. In the event of such forfeiture of Holdco Ordinary Share, Holdco shall pay the SPAC transaction expenses in excess of $4.0 million in an amount equal to such forfeited shares multiplied by $10.00. At the closing of the Business Combination, Holdco did not pay any SPAC transaction costs in excess of $4.0 million.

Further in connection with the Business Combination, the Company engaged a financial advisor for services whereby upon the successful closing of a business combination, the financial advisor would be paid a success fee of 2% of the equity value of the transaction. At the closing of the Business Combination, the Company paid the financial advisor an amount of $24.0 million.

20. Related Party Transactions

The Group discloses transactions with related parties which are not consolidated. Where appropriate, transactions of a similar nature are aggregated unless separate disclosure is necessary to understand the effect of the transactions on the Group’s consolidated financial statements.

The Group had control of CoinShares GP II Limited (‘CS2GP’) until April 3, 2025, where it was disposed of in its entirety to GABI Ventures Limited, a related party to the Group due to the Group’s Chairman being a director who can exercise significant influence over GABI Ventures Limited. As part of this transaction the Group retains the carried interest due to the Group still being the Carried Interest Partner to CoinShares Fund II LP (‘CS2LP’) at December 31, 2024 being $6.1 million, the value of which, and related revenue recognized, shall increase or decrease depending on the performance of CS2LP up to the point that CS2LP is liquidated. In this capacity, the Group receives quarterly an amount of one quarter of two percent of the net asset value of CS2LP. During the years ended December 31, 2025, 2024, and 2023, $42 thousand, $0.2 million, and $0.2 million, respectively, has accrued for this fee, of which $0 and $41 thousand, was outstanding as of December 31, 2025 and 2024, respectively. In lieu of any consideration, the Group is also entitled to receive 50% of any carried interest earned in excess of the amount held at December 31, 2024. As of December 31, 2025, 2024, and 2023, the carried interest was valued at $6.6 million, $6.1 million and $7.0 million respectively, however, the carried interest will not be recognized until the liquidation of CS2LP in accordance with the Group’s carried interest policy discussed within Note 2. As of December 31, 2025, there were no amounts due to or from the related party, GABI Ventures Limited.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

R. Newton also sold 950,000 shares to the Group for a total consideration of $7.5 million.

The Group has an investment in Komainu Holdings Limited (‘KHL’) of which Mr. Jean-Marie Mognetti is a minority shareholder and previously a director before resigning on January 15, 2025. The Group has a recharge agreement with KHL which allows for use of office facilities. During the years ended December 31, 2025, 2024, and 2023, the Group charged KHL $0.2 million, $0.2 million, and $0.2 million, respectively, under the recharge agreement. As of December 31, 2025 and 2024, $15 thousand and $14 thousand, respectively, remained outstanding.

Komainu (Jersey) Limited (“KJL”), a wholly owned subsidiary of KHL, provides custodial services to the Group. For the years ended December 31, 2025, 2024, and 2023, the Group paid fees to KJL of $4.4 million, $3.7 million, and $1.0 million, respectively. As of December 31, 2025 and 2024, $0.3 million and $0.4 million, respectively, remained outstanding.

StableMint is an investee company of the Group. For the years ended December 31, 2025, 2024, and 2023, the Group settled expenditures on behalf of StableMint totaling $2 thousand, $2 thousand, and $0, respectively. As of December 31, 2025 and 2024, no amounts remained outstanding.

On May 26, 2023, the Group agreed to enter into a block transaction with a shareholder, who is also a Director, to acquire 358,783 ordinary shares in the capital of the Company, at a price per share equal to SEK 30 resulting in total consideration of SEK 10.8 million ($1.0 million). The transaction was completed on June 14, 2023.

On March 24, 2023, the Group agreed to enter into a block transaction with a shareholder to acquire 160,000 ordinary shares in the capital of the Group, at a price per share equal to SEK 29 resulting in total consideration of SEK 4.6 million ($0.4 million). The transaction was completed on March 31, 2023.

On February 28, 2023, the Group agreed to enter into a block transaction with a shareholder, who is also a person discharging managerial responsibility, to acquire 50,000 ordinary shares in the capital of the Group, at a price per share equal to SEK 33 resulting in total consideration of SEK 1.7 million ($0.2 million). The transaction was completed on March 10, 2023.

On January 10, 2023, the Group agreed to enter into block transactions with two shareholders to acquire 196,654 ordinary shares in the capital of the Group, at a price per share equal to SEK 24 resulting in total consideration of SEK 4.7 million ($0.5 million). Of these, 75,000 shares were acquired from a person discharging managerial responsibility, and 121,654 shares were acquired from an entity affiliated with the Group. The transaction was completed on January 13, 2023.

21. Share based payments

Group share option plan

The Group’s employee incentive share plan was approved by the Board on October 16, 2020. The plan is designed to provide long-term incentives for employees and management by aligning their interests with long-term shareholder returns. Under the plan, participants are granted share options that vest only when certain performance criteria are met. Participation in the plan is at the discretion of the Board, and no individual has a contractual right to participate in the plan or to receive guaranteed benefits.

The Group’s share option plan was initially equity classified based on the terms of the Group’s option plan. However, during 2024, a number of options were settled in cash, creating a constructive obligation for future cash settlement. As a result, the plan was reclassified from equity classified in 2023 to liability classified in 2024.

Performance-based options:

The performance-based options vest when the Group achieves performance indicators specified in the options certificate. External indicators include growing firmwide assets under management (“AUM”), increasing the number of ETP certificates in issue and customer growth. Internal indicators such as team-level performance metrics are also used to assess whether vesting criteria have been met.

The options are exercisable for a period of 10 years from the grant date.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Time-based options:

The Group has two types of time-based options outstanding. Certain options vest over a period of 2-3 years from the grant date and expire 10 years after issuance. Other time-based options issued in March 2021 vested quarterly over eight equal tranches, in a two-year period.

Share option repurchases

During the years ended December 31, 2025, 2024, and 2023, respectively, the Group repurchased 1,428,927, 48,409, and 10,446 options for a total consideration of $5.8 million, $51 thousand and $11 thousand, respectively.

Performance-Based Options

	For the Years Ended December 31,
	2025			2024
	Number of share options	Weighted average exercise price	Intrinsic Value	Number of share options	Weighted average exercise price	Intrinsic Value
Outstanding at January 1	1,119,995	$1.79	$6,736	1,149,995	$1.82	$2,472
Forfeited	—	$—		—	$—
Repurchased	(1,019,995)	$1.83		—	$—
Exercised	(100,000)	$1.85		(30,000)	$1.83
Outstanding at December 31	—	$—	$—	1,119,995	$1.79	$6,736
Exercisable at December 31	—	$—	$—	1,119,995	$1.79	$6,736

	For the year ended December 31, 2023
	Number of share options	Weighted average exercise price	Intrinsic Value
Outstanding at January 1	1,773,600	$1.73	$307
Forfeited	(623,605)	$1.78	—
Exercised	—	$—	—
Outstanding at December 31	1,149,995	$1.82	$2,472
Exercisable at December 31	1,149,995	$1.82	$2,472

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Time-Based Options

	For the Years Ended December 31,
	2025			2024
	Number of share options	Weighted average exercise price	Intrinsic Value	Number of share options	Weighted average exercise price	Intrinsic Value
Outstanding at January 1	2,127,503	$4.42	$7,191	2,537,949	$4.95	$2,782
Granted	345,038	$7.90		115,000	$4.75
Forfeited	(86,591)	$7.45		(284,820)	$6.12
Exercised	(145,943)	$1.96		(192,217)	$2.07
Repurchased	(408,932)	$4.42		(48,409)	$3.71
Outstanding at December 31	1,831,075	$5.94	$12,182	2,127,503	$4.42	$7,191
Exercisable at December 31	1,145,037	$6.03	$7,523	1,145,477	$3.50	$5,120

	For the year ended December 31, 2023
	Number of share options	Weighted average exercise price	Intrinsic Value
Outstanding at January 1	2,202,857	$5.24	$172
Granted	448,000	$2.09
Forfeited	(96,983)	$2.28
Exercised	(5,479)	$1.78
Liquidated	(10,446)	$1.78
Outstanding at December 31	2,537,949	$4.95	$2,782
Exercisable at December 31	1,129,445	$2.31	$2,034

During the year ended December 31, 2025, 145,943 time-based options and 100,000 performance-based options were exercised for an aggregate settlement of $0.3 million and $0.2 million, respectively.

During the year ended December 31, 2024, 192,217 time-based options and 30,000 performance-based options were exercised for an aggregate settlement of $0.4 million and $0.1 million, respectively.

During the year ended December 31, 2023, 5,479 time-based options were exercised for an aggregate settlement of $10 thousand.

The options outstanding at December 31, 2025, 2024, and 2023 had a weighted average exercise price of $5.73, $3.56, and $3.97, respectively, and a weighted average remaining contractual life of 6.5 years, 6.1 years, and 7.4 years, respectively.

	Exercise price
Grant date	SEK	($)
March 2025	72.80	$7.90
March 2024	50.40	$4.66

On December 31, 2025, the Group had $2.2 million of unrecognized share-based compensation expense related to the time-based options that will be recognized over a weighted-average period of 1.33 years.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Valuation of Options (2025 and 2024 - liability-classified)

Following the establishment of a constructive obligation to settle the Group’s share option awards in cash in 2024, the Group recognized a liability of $13.3 million and $17.6 million as of December 31, 2025 and 2024, respectively. The fair value of this liability is remeasured at each reporting date, with changes in fair value recognized in the consolidated statements of operations and comprehensive income.

The fair value of the liability at each reporting date has been determined using a binomial option-pricing model, with the key inputs into the model as follows:

	2025	2024
Share price at reporting date	$12.60	$7.81
Weighted average exercise price ($)	5.97	3.59
Expected volatility	73%	77%
Average option life (years)	6.20	6.01
Risk-free rate	4.26%	4.39%
Expected dividend yields	3.10%	2.20%

The fair value of the liability treated time-based share options at December 31, 2025, for the options granted in the years ended December 31, 2025 and 2024, were $8.68, $9.16, and $9.86, respectively.

Expected volatility was estimated using the Group’s historical share-price volatility, and the risk-free rate was derived from the UK government bond yield curve over a period consistent with the expected term of the options. The binomial model incorporates assumptions regarding early-exercise behavior and assumes a consistent dividend yield throughout the life of the options.

The movement/recognition of the liability in 2025 and 2024 is as follows:

	2025		2024
(in thousands)	APIC	Share option liability	APIC	Share option liability
Opening balance	$—	$17,585	$5,505	$—
Reclassification of equity classified options to liability	—	—	(5,693)	5,693
Cash settled option expense	—	2,839	—	12,369
Share based compensation	—	—	304	—
Share options exercised	—	(1,329)	(54)	(739)
Share options cancelled	—	(5,839)	(14)	(136)
Effects of currency translation	—	69	(48)	(199)
Total	$—	$13,325	$—	$16,988

The liability is presented as current within trade and other payables or non-current within other non-current liabilities in the consolidated balance sheets depending on the expected timing of settlement:

	As of December 31,
(in thousands)	2025	2024
Current portion of the share option liability	$12,313	$16,592
Non-current portion of the share option liability	1,012	993
Total	$13,325	$17,585

The expense recognized in the consolidated statements of operations and comprehensive income in respect of the cash settled share-based payment plan for the years ended December 31, 2025, 2024, and 2023, was $2.8 million, $12.2 million, and $0, respectively.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

Valuation of Options (2023 - Equity Classified)

The fair value of the options issued during the year was estimated using a Black-Scholes option-pricing model at the grant date. The model incorporates a range of inputs, including the exercise price, the contractual term of the option, the share price at the grant date, the expected volatility of the underlying shares, the expected dividend yield, the risk-free interest rate for the expected term of the option, and the correlations and volatilities of peer-group companies.

The inputs into the model for time-based options are as follows:

2023
Share price at reporting date	$2.80
Weighted average exercise price ($)	2.80
Expected volatility	71%
Expected life (years)	3.00
Risk-free rate	3.25%
Expected dividend yields	0.00%

Expected volatility was estimated using the annualized historical volatility of the Group’s share price over a period consistent with the expected term of the option. This estimate was evaluated against the volatilities of comparable companies at the grant date to ensure it appropriately reflected market expectations.

The grant date fair value of time-based share options granted during the year ended December 31, 2023 was $1.84.

Total share-based payment expense for the years ended December 31, 2024 and 2023 was $0.2 million and $1.3 million, respectively. All amounts were equity classified, and no liabilities related to share-based payment arrangements were outstanding as of the 2023 reporting date.

Total share-based compensation expense recognized in the consolidated statements of operations and comprehensive income for both the equity and liability classified options for the years ended December 31, 2025, 2024, and 2023 were $2.8 million, $12.4 million and $1.3 million, respectively.

22. Earnings Per Share

The Group follows ASC 260, Earnings Per Share, which requires presentation of basic and diluted income per share (“EPS”) on the face of the statement of operations and comprehensive income for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying consolidated financial statements, basic income per share is computed by dividing net income by the weighted average number of shares of ordinary shares outstanding during the period. The computation of diluted net income per share includes the assumed exercise of options if the effect is dilutive. As more fully disclosed in Note 21, options were issued during previous years, which have had a dilutive effect. As noted in Note 21, during 2024 and in accordance with ASC 718-10-25-15, the Group reclassified share options from equity classified to liability classified as a result of the Group creating a constructive obligation for future cash settlement. Therefore, in accordance with ASC 260-10, since the Group has historically settled the share options with cash, the Group assumed the share options would be settled in cash and therefore, no adjustments were made for dilutive earnings per share post reclassification in 2024 and through December 31, 2025.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

The calculation of the basic and diluted earnings per share is based on the following data:

	For the Years Ended December 31,
	2025	2024	2023
Earnings
Earnings for the purposes of basic earnings per share	$114,272	$162,448	$75,755
Effect of dilutive instrument on net income	—	—	—
Earnings for the purposes of diluted earnings per share	$114,272	$162,448	$75,755

	For the Years Ended December 31,
	2025	2024	2023
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	65,831,201	66,543,318	67,282,937
Weighted effect of dilutive potential ordinary shares: Share options	—	579,442	1,685,641
Weighted average number of ordinary shares for the purposes of diluted earnings per share	65,831,201	67,122,760	68,968,578

Basic earnings per share	$1.74	$2.44	$1.13
Diluted earnings per share	$1.74	$2.42	$1.10

As noted above, the share options are liability classified and therefore the outstanding shares at December 31, 2025 and 2024 were excluded from diluted EPS. In addition to the outstanding shares, for periods prior to liability classification, the Group notes that for the years ended December 31, 2024 and 2023, an additional 1,259 and 999 of potential ordinary shares were excluded from the computation of diluted earnings per share, as the effect would have been anti-dilutive.

CoinShares International Limited

Notes to Consolidated Financial Statements

(in thousands, unless otherwise stated)

23. Income from sale of FTX Claim

During the year ended December 31, 2024, the Company recorded operating income of $36.8 million ($0.55 per share) through the sale of the Company’s FTX claim over assets that were held on the exchange at the point of its bankruptcy in 2022. These assets were fully written off by the Company in 2022. The sale of the claim represented a recovery rate of approximately 116%.

24. Subsequent Events

Transaction with Vine Hill

On March 31, 2026 (the “Closing Date”), the Group consummated its previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of September 8, 2025 (the “Business Combination Agreement”), by and among the Group, CoinShares PLC, a public company limited by shares organized under the laws of Jersey (f/k/a Odysseus Holdings Limited, “Holdco”), Vine Hill Capital Investment Corp., a Cayman Islands exempted company (“Vine Hill”) and Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”).

In connection with the Business Combination, each issued and outstanding Vine Hill Class A ordinary share was converted into one ordinary share of Holdco, resulting in the issuance of 1,292,681 shares to Vine Hill public shareholders for aggregate gross proceeds of $13.8 million. In addition, all outstanding Vine Hill public warrants were assumed by Holdco and became exercisable for Holdco ordinary shares on substantially the same terms and conditions.

Concurrently with the closing of the Business Combination, the Group completed a private investment in public equity (“PIPE”), pursuant to which 6,564,647 ordinary shares were issued to the PIPE investor (including commitment fee shares) for aggregate gross proceeds of $49.0 million.

The transaction also involved a share-for-share exchange whereby all existing shares in CoinShares International Limited were exchanged for newly issued Holdco ordinary shares in accordance with an equity exchange ratio, resulting in the issuance of approximately 120,000,000 shares to existing CoinShares shareholders.

Total transaction costs incurred in connection with the Business Combination amounted to approximately $38.7 million, primarily comprising advisory, legal, accounting and placement agent fees. In addition, the Group recognized transaction-related compensation costs of approximately $2.3 million in respect of bonuses paid to employees upon successful completion of the Business Combination. The Company has recognized $3.8 million in transaction costs at December 31, 2025.

Other

CoinShares will be determined to be the accounting acquirer and this Business Combination will be accounted for in subsequent periods as a reverse recapitalization of the Company.

The Board approved a dividend of $0.33 per share (approximately $21.5 million) in respect of the year ended December 31, 2025, payable on March 20, 2026. The dividend was subsequently paid.

